5/25



05008454

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Accor

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 1 2005
THOMSON FINANCIAL

FILE NO. 82- 4672 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/31/05

finan[...]ents 2004

ACCOR


ACCOR

2004 FINANCIAL STATEMENTS



2004 FINANCIAL STATEMENTS

Accor is present in 140 countries with 168,500 employees worldwide.

Building on its core Hotels business, Accor is today a world leader in travel and tourism services with its partners in the leisure industry (Club Méditerranée), casinos (Lucien Barrière SAS), restaurants and catering services (Lenôtre, Gemeaz Cusin, Compagnie des Wagons-Lits) and travel agencies (Carlson Wagonlit Travel). The Hotels business operates 3,973 hotels with 463,427 rooms under the Sofitel, Novotel, Mercure, Suitehotel, Coralia Club, Ibis, Etap Hotel and Formule 1 brands, and in the United States, the Motel 6 and Red Roof Inn brands.

Accor is also the benchmark brand in Services for companies and public institutions, with 19 million users in 34 countries. From its base in meal and food vouchers, the Services portfolio has been expanded to a broad range of human resources and social program management solutions.

AUTORITÉ DES MARCHÉS FINANCIERS
AMF
The original French version of this translated reference document was filed with the *Autorité des Marchés Financiers* on April 4, 2005 in accordance with article 211-6 of the general regulations of the *Autorité des Marchés Financiers*. It may be used in connection with a financial transaction in conjunction with an Information Memorandum approved by the *Autorité des Marchés Financiers*.

CONTENTS

MANAGEMENT BOARD REPORT p. 7

Business Review p. 8

Milestones p. 14

Analysis of 2004 results p. 16

Strategic Vision, Investment Policy and Outlook p. 24

Significant Events Since of Early of 2005 p. 29

2005 Sensitivity Analysis p. 30

Human Resources p. 31

Environmental Report p. 36

Risk Factors p. 40

Transition to IAS/IFRS p. 43

Report of the Supervisory Board to the annual Shareholders' meeting p. 52

CONSOLIDATED FINANCIAL STATEMENTS p. 53

Auditors' report on the Consolidated Financial Statements p. 54

Consolidated Income Statement p. 55

Consolidated Balance Sheet p. 56

Consolidated Statement of Cash Flows p. 57

Changes in Consolidated Shareholders' Equity p. 58

Key Management Ratios p. 59

Return on Capital Employed (ROCE) p. 60

Appendix to Consolidated Financial Statements p. 61

PARENT COMPANY FINANCIAL STATEMENTS p. 101

Statutory Auditors' Report on the Financial Statements of Accor SA p.102

Report of the Management Board on the Company's 2004 Results p.103

Condensed Financial Statements of the Parent Company p.108

Auditors' Special Report on Regulated Agreements p.114

CORPORATE GOVERNANCE p. 117

Governance Structures p. 118

Report of the Chairman of the Supervisory Board p. 124

Auditors' Report on the Report of the Chairman of the Supervisory Board p. 128

Management Compensation p. 129

Directors' and Employees' Interests p. 130

Fees Paid to the Auditors p. 132

RESOLUTIONS p. 133

Presentation of the Resolutions p. 134

Proposed Resolutions p. 142

GENERAL INFORMATION p. 165

Information about the Company p. 166

Information about the Company's Capital p. 168

Ownership Structure p. 170

The Market for Accor Securities p. 172

Dividends p. 175

Investor Relations p. 176

Statement by the Statutory Auditors on the "Reference Document" for the year ended December 31, 2004 p. 178

Persons Responsible for the "Reference Document" and For the Audit of the Accounts p. 179

Management Board Report to the Annual Meeting of Accor Shareholders on the 2004 Consolidated Financial Statements

- Business Review p. 8
- Milestones p. 14
- Analysis of 2004 results p. 16
- Strategic Vision, Investment Policy and Outlook p. 24
- Significant Events of Early 2005 p. 29
- 2005 Sensitivity Analysis p. 30
- Human Resources p. 31
- Environmental Report p. 36
- Risk Factors p. 40
- Transition to IAS/IFRS p. 43
- Report of the Supervisory Board to the annual Shareholders' meeting p. 52

Accor is present in 140 countries with 168,500 employees worldwide. Building on its core Hotels business, Accor is today a world leader in travel and tourism services with its partners in the leisure industry (Club Méditerranée), casinos (Lucien Barrière SAS), restaurants and catering services (Lenôtre, Gemeaz Cusin, Compagnie des Wagons-Lits) and travel agencies (Carlson Wagonlit Travel). The Hotels business operates 3,973 hotels with 463,427 rooms under the Sofitel, Novotel, Mercure, Suitehotel, Coralia Club, Ibis, Etap Hotel and Formule 1 brands, and in the United States, the Motel 6 and Red Roof Inn brands.
Accor is also the benchmark brand in services for companies and public institutions, with 19 million users in 34 countries. From its base in meal and food vouchers, the services portfolio has been expanded to a broad range of human resources and social program management solutions.

HOTELS

Present across all market segments with 3,973 hotels and 463,427 rooms in 92 countries, Accor is a leading operator in upscale hotels (Sofitel), in the midscale segment (Novotel, Mercure and Suitehotel, as well as the Parthenon flat hotels in Brazil) and in economy lodging, with the Ibis, Etap Hotel, Formule 1, Red Roof and Motel 6 chains. Accor also offers leisure and resort lodging at 190 establishments in 37 countries with Accor Vacances, the Coralia Club brand and Accor Thalassa seawater spas.

The largest hospitality group in Europe, with a network of 2,198 hotels and 240,327 rooms accounting for 51% of the room base at December 31, 2004, Accor deploys its expertise everywhere around the world, with 1,257 hotels (29% of the room base) located in North America, 158 hotels (5% of the room base) in Latin America and the Caribbean, 135 hotels (5% of the room base) in Africa and the Middle East, and 225 hotels (9% of the room base) in Asia and the Pacific.

Geographical breakdown of the hotel portfolio at December 31, 2004

	France		Rest of Europe		North America		Latin America Caribbean		Africa Middle East		Asia Pacific		Total	
Brand	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
Sofitel	36	6,489	52	10,008	11	3,543	18	2,875	32	6,780	34	8,403	183	38,098
Novotel	123	15,966	167	30,145	6	1,836	17	2,773	20	3,871	63	13,749	396	68,340
Mercure	283	26,196	263	35,908	-	-	81	10,512	31	4,156	62	8,580	720	85,352
Coralia Club	1	444	-	-	-	-	1	385	10	2,575	-	-	12	3,404
Suitehotel	9	1,175	4	696	-	-	-	-	-	-	-	-	13	1,871
Unbranded hotels	6	449	2	133	-	-	-	-	2	524	24	5,364	34	6,470
UPSCALE AND MIDSCALE	**458**	**50,719**	**488**	**76,890**	**17**	**5,379**	**117**	**16,545**	**95**	**17,906**	**183**	**36,096**	**1,358**	**203,535**
Etap Hotel	229	17,542	81	7,240	-	-	-	-	1	119	-	-	311	24,901
Formule 1	284	21,060	44	3,183	-	-	3	1,098	24	1,668	17	1,414	372	28,423
Ibis	348	30,719	266	32,974	-	-	38	5,712	15	1,875	25	4,322	692	75,602
ECONOMY	**861**	**69,321**	**391**	**43,397**	**-**	**-**	**41**	**6,810**	**40**	**3,662**	**42**	**5,736**	**1,375**	**128,926**
Motel 6	-	-	-	-	852	87,860	-	-	-	-	-	-	852	87,860
Red Roof Inn	-	-	-	-	347	38,018	-	-	-	-	-	-	347	38,018
Studio 6	-	-	-	-	41	5,088	-	-	-	-	-	-	41	5,088
ECONOMY US	**-**	**-**	**-**	**-**	**1,240**	**130,966**	**-**	**-**	**-**	**-**	**-**	**-**	**1,240**	**130,966**
TOTAL	**1,319**	**120,040**	**879**	**120,287**	**1,257**	**136,345**	**158**	**23,355**	**135**	**21,568**	**225**	**41,832**	**3,973**	**463,427**

Breakdown of the hotel portfolio by type of operation at December 31, 2004

Brand	Owned Hotels	Owned Rooms	Leased Hotels	Leased Rooms	Managed Hotels	Managed Rooms	Franchised Hotels	Franchised Rooms	Total Hotels	Total Rooms
Sofitel	29	4,629	44	10,014	96	20,918	14	2,537	183	38,098
Novotel	61	9,171	166	26,009	123	25,742	46	7,418	396	68,340
Mercure	56	5,511	203	28,136	209	28,914	252	22,791	720	85,352
Coralia club	2	548	1	410	9	2,446	-	-	12	3,404
Suitehotel	4	513	9	1,358	-	-	-	-	13	1,871
Unbranded hotels	1	436	4	430	23	4,356	6	1,248	34	6,470
UPSCALE AND MIDSCALE	**153**	**20,808**	**427**	**66,357**	**460**	**82,376**	**318**	**33,994**	**1,358**	**203,535**
Etap Hotel	86	6,745	92	7,978	9	927	124	9,251	311	24,901
Formule 1	237	17,439	117	9,710	3	270	15	1,004	372	28,423
Ibis	130	14,539	281	35,365	62	9,281	219	16,417	692	75,602
ECONOMY	**453**	**38,723**	**490**	**53,053**	**74**	**10,478**	**358**	**26,672**	**1,375**	**128,926**
Motel 6	219	24,211	464	52,099	1	59	168	11,491	852	87,860
Red Roof Inn	94	11,529	153	17,592	-	-	100	8,897	347	38,018
Studio 6	8	891	28	3,757	-	-	5	440	41	5,088
ECONOMY US	**321**	**36,631**	**645**	**73,448**	**1**	**59**	**273**	**20,828**	**1,240**	**130,966**
TOTAL	**927**	**96,162**	**1,562**	**192,858**	**535**	**92,913**	**949**	**81,494**	**3,973**	**463,427**

Another feature of our unique positioning concerns the diversity of our hotel operating structures. Most properties are operated directly, with 62% of rooms being owned or leased, while another 20% are operated under management contracts and 18% are franchised.

Geographical breakdown of the hotel portfolio by type of operation at December 31, 2004

	Owned Hotels	Owned Rooms	Leased Hotels	Leased Rooms	Managed Hotels	Managed Rooms	Franchised Hotels	Franchised Rooms	Total Hotels	Total Rooms
France	390	33,040	368	43,261	60	7,276	501	36,463	1,319	120,040
Rest of Europe	141	16,329	459	60,392	133	23,538	146	20,028	879	120,287
North America	326	38,348	652	75,781	6	1,388	273	20,828	1,257	136,345
Latin America/Caribbean	23	3,389	27	5,282	97	13,642	11	1,042	158	23,355
Africa Middle East	34	3,594	7	1,191	90	16,493	4	290	135	21,568
Asia Pacific	13	1,462	49	6,951	149	30,576	14	2,843	225	41,832
TOTAL	**927**	**96,162**	**1,562**	**192,858**	**535**	**92,913**	**949**	**81,494**	**3,973**	**463,427**

We believe that supporting our global brand presence across all market segments, with appropriate operating structures for each product and country risk profile, is critical to maintaining a balanced hotel portfolio capable of mitigating cyclical exposure.

The Accor Hotels network at December 31, 2004


21% Owned
41% Leased
20% Managed
18% Franchised

☐ A portfolio structured to meet demand for mid-scale and economy lodging



UPSCALE: 8%*

  



MIDSCALE: 36%*

    

ECONOMY: 56%*

*As a % of total rooms.



As our prestige brand, is positioned as the ambassador of the French art de vivre around the world. It is now a truly international network, with hotels in the world's leading cities, as well as in outstanding tourist destinations. From paragons of ultramodern architecture and designs to legendary palaces, each hotel projects its own personality. The brand's reputation has also been enhanced by the chain's many gourmet restaurants.

Customers: 60% business – 40% leisure



Novotel is the standard in highly comfortable midscale lodging, with an international network of contemporary hotels offering the same service quality around the world to business and leisure customers. A pioneer in the family segment, Novotel allows children to stay for free in their parents' rooms. After upgrading its room design, the chain is continuing to revitalize its business by opening new properties in city centers and introducing a new restaurant concept.

Customers: 62% business – 38% leisure



Europe's second biggest hotel chain, Mercure features traditional establishments whose decoration and atmosphere reflect the culture of their city or region. The brand is also known for its "Grands Vins Mercure" wine list.

Customers: 55% business – 45% leisure



The most recent addition to the Accor family, the 13 Suitehotels offer a new lodging concept, comprised of functional, modular, 30-sq. m. suites equipped with the latest communications technology. The Boutique Gourmande offers self-service gourmet boxed meals with such luxury items as foie gras, smoked salmon and premium cheeses.

Customers: 79% business – 21% leisure



Europe's largest integrated economy hotel network, Ibis offers a full range of 24-hour services and innovative food solutions that vary depending on the region and the season. 80% of Ibis hotels have received ISO 9001 certification for their round-the-clock services. The chain is actively pursuing its development in Europe, with new downtown properties in large cities in the UK and Spain, while expanding its global network with a focus on China, India and Brazil.

Customers: 55% business – 45% leisure



Located mainly in the Midwest, Northeast and South of the United States, Red Roof Inn offers a highly standardized product, delivering consistent quality at affordable prices.

Customers: 55% business – 45% leisure



Etap Hotel provides cost-effective lodging for business and leisure customers, mainly in Europe. Featuring single, double and triple rooms, all with bath, the chain's hotels are located in large metropolitan areas, usually in city centers, along major roadways or near airports.

Customers: 60% business – 40% leisure



Present across the United States and Canada, Motel 6 is known for providing value for money in low-cost lodging. It is ranked number one in the economy hotel segment by D.K. Shifflet & Associates, the leading US travel/tourism market research and consulting firm.

Customers: 30% business – 70% leisure



The benchmark in truly low-cost hotels, Formule 1 offers functional rooms with basic comforts for up to three people.

Customers: 55% business – 45% leisure

Markets and Competition

Accor ranks fourth in the global industry, based on the number of rooms.

Hospitality companies by number of rooms, worldwide

Rank	Company	Number of hotels	Number of rooms
1	Intercontinental	3,551	536,917
2	Cendant	6,396	520,860
3	Marriott International	2,567	470,496
4	Accor	3,973	463,427
5	Choice	4,977	403,806

Source: Accor and MKG Consulting database, March 2005.

Our competitors share two characteristics: they are all well established in the US market and they prefer to operate through franchise agreements.

Accor is Europe's leading hospitality company, with 2,198 hotels and 240,327 rooms across the continent. We are the market leader in a number of countries, including France (18% market share), Poland (21%), Belgium (11%), the Netherlands (10%), Germany (7%), Portugal (6%) and Hungary (10%), and are actively strengthening our positions in the United Kingdom, Spain and Italy.

Source: MKG Consulting database, March 2005.

European hospitality companies, by number of rooms

(25-country European Union)

Rank	Company	Number of hotels	Number of rooms
1	Accor	2,159	235,205
2	Best Western	1,123	73,458
3	Intercontinental	470	72,381
4	Louvre/Envergure	874	62,394
5	Hilton Group	254	54,411

Source: MKG Consulting, February 2005.

Five Accor brands rank among the top ten in the 25 – nation EU market.

European integrated hotel chains, by number of rooms

(25-country European Union)

Rank	Chain	Number of hotels	Number of rooms
1	Best Western	1,123	73,234
2	Ibis	598	61,993
3	Mercure	514	60,157
4	Novotel	279	44,084
5	Holiday Inn	268	41,378
6	Hilton	131	32,911
7	NH	201	28,137
8	Premier Travel Inn	435	26,728
9	Etap Hotel	307	24,426
10	Formule 1	326	24,067

Source: MKG Consulting, February 2005.

SERVICES

Accor is a leading worldwide issuer of service vouchers with the flagship Ticket Restaurant® brand. Present in 34 countries with 19 million users, Accor Services counted 300,000 corporate and institutional customers and 970,000 affiliates at December 31, 2004.

Its innovative solutions are designed to support emerging lifestyles with products that meet legitimate employee aspirations for greater comfort and well-being, while enhancing the productivity of their organizations. They are built on the Ticket Restaurant® meal voucher model, which was created in the late fifties to enable employers who did not have a staff restaurant to offer employees a subsidized lunch. This principle has since been extended to a broad array of services, which are structured to meet three key objectives:

■ **FACILITATE LIFE'S ESSENTIALS,** with a line of products covering basic employee needs, which enable companies and institutions to meet their social responsibilities. These products include:

Ticket Restaurant Accor services

- to help defray personal expenses with meal and food vouchers and cards (Ticket Restaurant® and Ticket Alimentaçión®) or transportation vouchers (Ticket Transport®);

Clean Way Accor services

- to management expenses, primarily for uniform cleaning (Clean Way®) and company car fleet maintenance (Ticket Car®);

Eyecare Vouchers Accor services

- to support compliance with workplace health, safety and medical legislation (Eyecare Voucher®);

Accueil Partenaires Accor services

- to manage housing facilities (Accueil Partenaires®);

Ticket Service Accor services

- to manage and implement social programs for local authorities (Ticket Service® and Ticket à la Carte®).

ENHANCE WELL-BEING, with services that help employees align personal fulfillment and professional performance, by supporting their work-life balance and improving their productivity:

Childcare Vouchers. Accor services

- family assistance services to take care of children or dependent relatives (Childcare Vouchers® and WorkLife Benefits®);

Ticket Emploi Domicile. Accor services Bien-Être à la Carte. Accor services

- practical assistance services to make employees' lives easier, such as dry cleaning, domestic work, taking care of administrative formalities and legal advice (Bien-être à la Carte® and Ticket Emploi Domicile®);

Davidson Trahaire. Accor services

- employee Assistance Programs to provide employees with advice and psychological support (EAR® and Davidson Trahaire®).

INCREASE PERFORMANCE, with a variety of services designed to stimulate organizational performance by motivating and retaining employees, distributors and customers:

Compliments. Accor services

- relationship marketing: Accentiv' designs and manages loyalty programs and incentive campaigns based on magnetic strip and smart cards, as well as reward programs involving gift vouchers and cards, gifts, gift catalogues and incentive travel (Compliments®);

Tesorus. Accor services

- employee savings plans that enable small and medium-sized companies to offer employees a corporate savings plan and retirement savings fund (Tesorus® et Tesorus Retraite®);


Foragora. Accor services
Académie. Accor services

- employee training solutions, comprising training program consulting, organization, management and marketing services (Foragora®, Académie Accor Services®).


Accor Services
Requesting refund
Marketing the service
Refund
Payment
Using the service
Distributing the service

The service voucher principle works as follows. Companies or institutions purchase vouchers from Accor at face value plus a service commission. They then distribute them to employees, who sometimes contribute a portion of the face value, within prescribed limits. The employee spends the vouchers at face value at affiliated restaurants or merchants, which redeem the vouchers for the face value in local currency less a refund commission. Between the time Accor is paid the value of the vouchers sold and the time it repays the affiliate, the funds are invested and generate interest income, which, in addition to the service and refund fees, constitutes the business' revenue.

Service vouchers have demonstrated their economic and social usefulness in both developed and emerging markets. In many countries, they also give rise to a tax rebate, which enhances their appeal for both employers and users. In the case of Ticket Restaurant® in France, for example, the rebate amounted to €4.80 per employee per working day as of December 31, 2004.

Since 1995, Accor Services has been transitioning the vouchers from paper to magnetic strip or microchip cards, which are easier to use, more secure and less costly to manage. At year-end 2004, there were more than one million and a half users of Accor Services cards in almost ten countries, including Brazil, Argentina, France, Sweden and Italy.

OTHER BUSINESSES

☐ Travel Agencies


Carlson
Wagonlit
Travel

Accor is one of the world's foremost providers of business travel management services through its 50% interest in Carlson Wagonlit Travel, the world's second largest business travel management specialist and market leader in Europe, Asia-Pacific and Latin America. The joint venture was created in January 1997 by the merger of our travel services business and US-based Carlson Companies, following on from the business agreement signed in 1994. In 2004, it generated issuing volume of $11 billion on a 100% basis.

In a fast changing market, Carlson Wagonlit Travel's mission is to be the leanest travel transaction processor in terms of cost relative to quality and service; the most effective travel management consultant helping companies optimize their travel budgets through strategic sourcing, process reengineering, systems integration and business process outsourcing; and the preferred provider of high-touch traveler assistance and security-related services.

Today, Carlson Wagonlit Travel is implementing a three-year strategic plan based on seven priorities:

- complete the successful integration of recent acquisitions (Protravel in France, Maritz Corporate Travel (MCT) in the United States and ONboard in Germany;
- lead the global trend in online services, self-booking and process automation;
- expand consulting, program management, and outsourcing services;
- target opportunities with hotels, leveraging unique assets and capabilities;
- further consolidate CWT's penetration of global companies, leveraging its global footprint and global product suite;
- expand CWT's penetration of the mid-sized market;
- enhance CWT's position in key markets, country by country. The company's current market leadership means it can pro-actively respond to emerging corporate needs and capitalize on the business travel market's potential for growth over the medium term.

☐ Restaurants


LENÔTRE
PARIS

Accor is active in all segments of the gourmet food industry through the Lenôtre subsidiary.

As our world famous luxury brand, Lenôtre provides premium catering services and manages a chain of 40 gourmet boutiques in nine countries, including Germany, Saudi Arabia, South Korea, the United States, Japan, Kuwait, Morocco, Qatar and Tunisia. In France, it manages nine gourmet boutiques, the prestigious Pré Catalan restaurant, the Panoramique restaurant at the Stade de France sports stadium, and the Pavillon de l'Elysée, a new concept dedicated to gourmet cooking that combines a cooking school for amateurs, a Lenôtre Café and a culinary arts boutique.

In addition, the company trains nearly 3,000 food service professionals in its school every year and currently boasts eleven employees awarded Meilleur Ouvrier de France status, an executive wine steward who was elected the World's Best Sommelier in 2000, and a portfolio of more than 30,000 recipes.

Synergies between Lenôtre and our hotel restaurants are being actively developed.

The Restaurants business also includes managed food services in Italy through the Gemeaz Cusin subsidiary and in Brazil as part of a joint venture with Britain's Compass.

☐ Onboard Train Services


compagnie des
wagons-lits

Accor is a leading European provider of onboard train services, via the Compagnie des Wagons-Lits subsidiary. Present in six countries (Austria, Belgium, France, Italy, the Netherlands and Portugal), the company cares for customers around the clock throughout their journey, with onboard accomodation and food services, snack bar, in-seat and dining car services, refreshment trolleys and vending machines. It also provides reception and escort services for sleeping and berth on national and international overnight trains.

☐ Groupe Lucien Barrière SAS

Created by the Desseigne-Barrière family, Accor and Colony Capital, Groupe Lucien Barrière SAS is the European leader in casinos. It operates 37 casinos and 13 luxury hotels and a large number of restaurants, including Fouquet's on the Champs Elysées in Paris.

The new company is committed to leveraging the combined expertise of its shareholders to expand in France and across Europe through tenders and selective acquisitions.



MILESTONES

1967
- Paul Dubrule and Gérard Pélisson create SIEH.
- First Novotel hotel opens in Lille.

1974
- First Ibis hotel opens in Bordeaux.
- Acquisition of Courtepaille.

1975
- Acquisition of Mercure.

1976
- Hotel operations are launched in Brazil.

1980
- Acquisition of (43 hotels and two seawater spas).

1981
- Initial public offering of SIEH shares on the Paris Bourse.

1982
- Acquisition of Jacques Borel International, European leader in managed food services (Générale de Restauration) and concession restaurants (Café Route, L'Arche), and world leader in the issuance of meal vouchers (Ticket Restaurant), with 165 million vouchers a year distributed in eight countries.

1983
- Creation of Accor following the merger of Novotel SIEH Group and Jacques Borel International.

1985
- Creation of Formule 1, a new hospitality concept based on particularly innovative construction and management techniques.
- Creation of Académie Accor, France's first corporate university for service activities.
- Acquisition of Lenôtre, which owns and manages deluxe caterer boutiques, gourmet restaurants and a cooking school.

1988
- 100 new hotels and 250 restaurants are opened during the year, for an average of one opening a day.

1989
- Formule 1 expands outside France, with two properties in Belgium.
- Alliance formed with Groupe Lucien Barrière SAS to develop hotel-casino complexes.

1990
- Acquisition of the Motel 6 chain in the United States, comprising 550 properties. With its global brands, Accor becomes the world's leading hospitality group, in terms of hotels directly-owned or managed (excluding franchises).

1991
- Successful public offer for Compagnie Internationale des Wagons-Lits et du Tourisme, which is active in hotels (Pullman, Etap, PLM, Altea, Arcade), car rental (Europcar), onboard train services (Wagons-Lits), travel agencies (Wagonlit Travel), managed food services (Eurest) and highway restaurants (Relais Autoroute).
- Creation of Etap Hotel.

1993
- Accor Asia Pacific Corp. is created by the merger of Accor's Asia-Pacific businesses with Quality Pacific Corp.
- Interest acquired in the Pannonia chain (24 hotels), as part of Hungary's privatization program.

1994
- Partnership between Carlson and Wagonlit Travel in business travel services.

1995
- Eurest is sold to Compass, making Accor the largest shareholder in the world's leading food services company.
- Expansion of the service vouchers business helps to double the market in three years, to 10 million users a day.
- Disposal of 80% of the concession restaurants business.
- Introduction of an extensive training and communication program to improve environmental protection.

1996
- Accor becomes the market leader in the Asia-Pacific region, with 144 hotels in 16 countries and 56 projects under construction.
- Management of the Ibis, Etap Hotel and Formule 1 chains is consolidated within Sphere International.
- Launch of the Compliment Card in partnership with American Express.

1997
- Accor changes its corporate governance system. Paul Dubrule and Gérard Pélisson become Co-Chairmen of the Supervisory Board, while Jean-Marc Espalioux is appointed Chairman of the Management Board.
- The "Accor 2000" project is launched in a commitment to revitalizing growth and deploying breakthrough technology.
- Carlson and Wagonlit Travel merge to form Carlson Wagonlit Travel, owned equally by Accor and Carlson Companies.
- Public offer made for all outstanding shares of Accor Asia Pacific Corp.
- Acquisition of a majority interest in SPIC, renamed Accor Casinos.

1998

- Launch of the Corporate Card in partnership with Air France, American Express and Crédit Lyonnais.
- Development of new partnerships, with Air France, French National Railways, American Express, Crédit Lyonnais, Danone, France Telecom and others.

1999

- The hotel network grows by 22% with 639 new properties, led by the acquisition of Red Roof Inn in the United States.
- Deployment of the Internet strategy.
- The 50% interest in Europcar International is sold.

2000

- Accor, official partner of France's National Olympics Committee, is present at the Olympic Games in Sydney.
- 254 new hotels, including 12 Sofitel, are opened during the year.
- Launch of accorhotels.com.
- Brand logos are redesigned to highlight the Accor name, raising international visibility and public awareness.
- The Meal Service Card is introduced in China.
- 38.5% interest in Go Voyages acquired.
- Courtepaille is sold.

2001

- Faster development of global brand awareness and visibility through the launch of an advertising campaign based on a consistent visual identity and advertising architecture.
- Broader presence in the Chinese hospitality market in partnership with Zenith Hotel International and Beijing Tourism Group.
- Sustained development of the Services business in the fast growing market for employee assistance programs, with the acquisition of Employee Advisory Resource Ltd. in the United Kingdom.
- Suitehotel launched in Europe.

2002

- 14 properties are opened in some of the world's largest cities.
- Acquisition of a 30% interest in German hotel group Dorint AG (87 hotels, 15,257 rooms).
- Accor Services continues to expand in the global market for employee assistance services with the acquisition of Davidson Trahaire, Australia's leading provider of human resources consulting and assistance services.
- Accor Casinos is now equally owned with the Colony Capital investment fund, with Accor continuing to manage the company.
- Stake in Go Voyages is raised to 60%.
- Accor is present at the Winter Olympics in Salt Lake City.

2003

- Stake in Orbis is raised to 35.58% by purchasing an 8.41% interest held by minority shareholders.
- Stake in Go Voyages raised to 70% following the acquisition of an additional 10% interest.
- All the Dorint hotels have been cobranded as Dorint Sofitel, Dorint Novotel and Dorint Mercure.

ANALYSIS OF 2004 RESULTS

While business conditions varied in its leading markets, Accor returned to growth in 2004, meeting its announced targets and continuing to improve its balance sheet. The Group continued to expand in 2004, launching a number of strategic initiatives. A total of 188 hotels were opened worldwide, the first Ibis in China was a great success and Carlson Wagonlit Travel increased its market share, while Lenôtre turned in a magnificent performance at the Athens Olympics. In addition, significant alliances were established, with the acquisition of a stake in Club Méditerranée and the creation of Groupe Lucien Barrière SAS. All of these strategic developments have created new growth drivers for the future.

CONSOLIDATED REVENUES

Consolidated revenues rose by 4.3% or €295 million to €7,123 million. On a like-for-like basis (excluding the impact of changes in scope of consolidation and exchange rates), revenues were up 4.6% for the year and 5.1% in the fourth quarter alone, reflecting firm demand across the Group's operations.

Revenues by business


71 % Hotels
7 % Services
6 % Travel agencies
3 % Casinos
6 % Restaurants
4 % Onboard train services
3 % Other

Revenues by region


North America 17%
Latin America 6%
France 34%
Rest of Europe 35%
Other countries(*) 8%

(*) *Worldwide structures are included in "Other"*

Reported growth in revenues may be analyzed as follows:

◦ Revenues (like-for-like):		+4.6%
of which *Hotels:*	*+4.1%*	
Services:	*+9.4%*	
◦ Expansion:		+3.0%
◦ Currency effect:		-2.0%
◦ Disposals:		-1.2%

The second quarter benefited from a favorable basis of comparison. After a lackluster summer in the Hotel business, in France and in the US economy segment, the fourth quarter showed an upturn, particularly in upscale and midscale hotels and the US economy segment, which is beginning to leverage the economic recovery.

Like-for-like quarter-on-quarter growth in 2004 revenues, which ended the year up 4.6%


+4.3%
+6.1%
+2.9%
+5.1%
Q1 04
Q2 04
Q3 04
Q4 04

Revenues by business

In € millions	2002	2003(*)	2004	% change 04/03
HOTELS	**5,014**	**4,851**	**5,036**	**+ 3.8%**
Upscale and Midscale	2,660	2,694	2 865	+ 6.4%
Economy	1,140	1,168	1,249	+ 7.0%
Economy US	1,214	989	922	- 6.7%
SERVICES	**482**	**472**	**507**	**+ 7.5%**
Travel agencies	453	382	441	+ 15.4%
Casinos	253	212	221	+ 4.4%
Restaurants	432	419	449	+ 7.2%
Onboard train services	284	277	261	- 5.6%
Other	221	215	208	- 3.7%
TOTAL	**7,139**	**6,828**	**7,123**	**+ 4.3%**

(*) 2003 revenues have been adjusted to reflect the presentation adopted in 2004. The adjustments consist of reallocations between either regions or businesses.

☐ Hotels

At €5,036 million, Hotel division revenues were up 3.8% on a reported basis and 4.1% like-for-like. The unfavorable currency effect—mainly attributable to the dollar—had a 2.2-point negative impact on reported revenue, but this was offset by the 2.8-point positive impact of business expansion.

Cumulative RevPAR at December 31, 2004 by segment

Owned, leased and managed rooms	Occupancy rate		Average room	Reported RevPAR (1)	Adjusted like-for-like RevPAR (2)
	(%)	(change in points)	(% change)	(% change)	(% change)
Upscale and Midscale Europe	63.3%	+ 1.1	+ 0.2%	+ 1.9%	+ 2.4%
Economy Europe	72.7%	+ 0.6	+ 2.5%	+ 3.3%	+ 2.7%
Economy US (in $)	65.0%	+ 0.6	+ 1.2%	+ 2.2%	+ 2.1%

(1) Subsidiaries (owned and leased hotels) and hotels under management contract.
(2) Subsidiaries only, on a comparable scope of consolidation and exchange rate basis.

RevPAR (revenue per available room) is defined as occupancy times average room rate. It corresponds to hotel lodging revenues.

Cumulative RevPAR at December 31, 2004 by country

(In local currency)	Number of rooms (owned, leased and managed)	Occupancy rate		Average room rate	RevPAR (1)	Adjusted like-for-like RevPAR (2)
		(%)	(change in points)	(% change)	(% change)	(% change)
France	81,873	69.1%	+0.4	+1.1%	+1.7%	+1.5%
Germany	37,780	63.5%	+0.5	+7.8%	+8.7%	+2.9%
United Kingdom	11,345	75.0%	+1.1	+5.4%	+6.9%	+6.7%
Netherlands	6,434	67.7%	-0.1	-0.1%	-0.3%	-0.9%
Belgium	5,487	70.0%	+1.4	+0.2%	+2.2%	+2.1%
Spain	4,517	70.0%	+1.6	-1.2%	+1.1%	-2.2%
Italy	3,984	56.6%	-1.5	-2.6%	-5.2%	-2.6%
Hungary	3,348	67.5%	+8.1	+0.4%	+14.1%	+14.1%
US (Upscale and Midscale)	3,765	71.1%	+7.8	+5.1%	+18.0%	+18.5%

(1) Subsidiaries (owned and leased hotels) and hotels under management contract.
(2) Subsidiaries only, on a comparable scope of consolidation and exchange rate basis.

Upscale and Midscale Hotels (Sofitel, Novotel, Mercure) generated revenues of €2,865 million, up 6.4% on a reported basis and 5.0% like-for-like. New openings added 2.7 points to reported growth.

In France, revenues rose by 1.1%, reflecting the effects of a difficult summer season leading to a 2.6% decline in like-for-like revenues in the third quarter. Provincial hotels performed better than those in the capital. The recovery also struggled to get underway in Spain and Italy. On the other hand, the picture was very different in the rest of Europe, where like-for-like revenues rose 4.6%. The strongest gains were recorded in Germany, up 5.7%, and the United Kingdom, up 9.7%. In North America, revenues from upscale and midscale hotels rose 17.8% like-for-like on the back of the economic upturn, while Eastern Europe, Asia and Latin America also performed well.

Reported RevPAR for owned, leased and managed rooms in Europe increased 1.9%, while like-for-like RevPAR rose 2.4% for owned and leased rooms alone. The occupancy rate advanced 1.1 point and the average room rate by 0.2%.

The three banners in the **Economy Hotels outside the US** segment—Ibis, Etap and Formule 1—enjoyed another year of steady growth, with reported revenues up 7.0% to €1,249 million. Like-for-like revenues were up 3.3%, reflecting increases of 2.5% in France and 4.0% in the rest of Europe. Business expansion added 5.1 points to reported growth. RevPAR for economy hotels outside the US increased 3.3%. The average room rate increased 2.5% compared with just 0.9% in 2003, and the occupancy rate returned to growth, rising 0.6 points.

In the **US Economy Hotels** segment (Motel 6 and Red Roof Inn), the Red Roof Inn refurbishment program was stepped up, with 30 units upgraded during the year. Like-for-like revenues picked up sharply in the fourth quarter, rising 4.7% after 2.3% growth in the first quarter, 2.4% in the second quarter and 1.4% in the third quarter. Full year revenues came to €922 million, representing an increase of 2.6% like-for-like but a 6.7% decline on a reported basis. RevPAR for US economy hotels rose 2.2%, reflecting a 0.6-point improvement in the occupancy rate and a 1.2% increase in average room rates. The refurbished Red Roof Inn units posted RevPAR up 13.7%, reflecting a 4.4-point increase in the occupancy rate and a 6.2% increase in the average room rate.

□ Services

The Services Division continued to enjoy sustained growth. At €507 million, revenues were up 7.5% on a reported basis and 9.4% like-for-like. In Europe and Latin America, like-for-like growth came to 7.5% and 11.8% respectively. Excluding the effects of stiffer competition in Italy, the increase in revenues would have been 11.3%.

□ Other businesses

TRAVEL AGENCIES

Travel agency revenues totaled €441 million, an increase of 15.4% on a reported basis and 5.7% like-for-like. The improvement was attributable to an upturn in traffic and expansion of the customer base, as well as to the acquisition of Maritz in the United States and Protravel in France.

CASINOS

Casino revenues rose 4.4% on a reported basis and 0.5% like-for-like, to €221 million. Business expansion accounted for 3.9 points of growth, with the opening of the Fribourg casino in Switzerland and the installation of additional gaming machines at the Carnac and Saint Maxime casinos in France and the Dinan casino in Belgium.

RESTAURANTS

Revenues from restaurants in Italy and from Lenôtre amounted to €449 million, up 7.2% on a reported basis and 8.3% like-for-like.

ONBOARD TRAIN SERVICES

Onboard train services revenues contracted 5.6% to €261 million, due to the ending of certain contracts. Like-for-like revenues were up 1.9%.

EBITDAR

Ebitdar (earnings before interest, taxes, depreciation, amortization and rental expense) represents a key performance indicator.

It totaled €1,859 million in 2004, an increase of 5.1% or €90 million over the previous year's €1,769 million.

The increase breaks down as follows (in millions of euros):

◦ Like-for-like growth:	107
◦ Business expansion:	44
◦ Currency effect:	(46)
◦ Disposal:	(15)

Ebitdar margin improved by 0.2 points to 26.1%.

2004 Ebitdar by business


80% Hotels
11% Services
9% Other

2004 Ebitdar by region


North America 21%
Latin America 5%
France 31%
Rest of Europe 37%
Other countries(*) 6%

(*) *Worldwide structures are included in "Other"*

□ Analysis of EBITDAR margin by business

UPSCALE AND MIDSCALE HOTELS


SOFITEL

NOVOTEL

Mercure

In € millions	2003	2004	Reported change	LFL change (*)
Revenues	2,694	2,865	+ 6.4%	+ 5.0%
EBITDAR	648	698	+ 7.7%	+ 7.2%
% of revenues	24.0%	24.4%	+ 0.4 pt	+ 0.5 pt

(*) *On a comparable scope of consolidation and exchange rate basis.*

In **Upscale and Midscale Hotels,** Ebitdar margin improved by 0.5 points like-for-like to 24.4%.

However, the recovery still varied by market:

- ebitdar increased in 35% of country markets, with margins improving by an average 3.3 points;
- growth was still weak in 65% of country markets, with margins declining by an average 1.1 point.

In France, Ebitdar margin contracted by 1 point, reflecting Ebitdar down €7 million like-for-like. The downturn stemmed from a combination of a restrained 1.1% increase in revenues and higher payroll costs, explained by the effect on salaries of last year's increase in the minimum wage.

In the United Kingdom, Ebitdar margin improved by 1.9 points, with Ebitdar up €9 million like-for-like. This was attributable to a 9.7% rise in revenues, which helped to offset the effects of higher payroll costs.

In the United States, Ebitdar margin rose 5.4 points, representing a €16 million increase in Ebitdar like-for-like. The improvement was driven by 17.8% growth in revenues.

ECONOMY HOTELS OUTSIDE THE US


ibis

Etap

FORMULE 1

In € millions	2003	2004	Reported change	LFL change (*)
Revenues	1,168	1,249	+ 7.0%	+ 3.3%
EBITDAR	420	451	+ 7.4%	+ 3.2%
% revenues	36.0%	36.1%	+ 0.1 pt	0.0 pt

(*) *On a comparable scope of consolidation and exchange rate basis.*

In **Economy Hotels outside the US,** Ebitdar margin held firm at a high 36.1% despite an increase in salary costs in most European countries.

US ECONOMY HOTELS


Red Roof Inn

In € millions	2003	2004	Reported change	LFL change (*)
Revenues	989	922	- 6.7%	+ 2.6%
EBITDAR	368	332	- 9.7%	- 0.5%
% revenues	37.2%	36.0%	- 1 pt	- 1.2 pt

(*) *On a comparable scope of consolidation and exchange rate basis.*

In the **US economy segment,** Ebitdar margin contracted by 1.2 points to 36% under the adverse impact of around $13 million in non-recurring costs related to industrial accident risks in California. Excluding these costs, the margin would have been 37.1%, unchanged from 2003.

SERVICES



In € millions	2003	2004	Reported change	LFL change (*)
Revenues	472	507	+ 7.5%	+ 9.4%
EBITDAR	189	208	+ 10.2%	+ 14.8%
% revenues	40.1%	41.1%	+ 1 pt	+ 2.0 pt

(*) *On a comparable scope of consolidation and exchange rate basis.*

In the **Services** business, Ebitdar margin widened to 41.1% from 40.1% in 2003. The improvement was mainly attributable to:

- A 2.5 points increase in Brazil, reflecting the positive impact of the new marketing policy to win market share in the high-margin small and mid-sized business market.
- A 5.6 points rise in Belgium, following the launch of new vouchers to pay for domestic services (Chèque Emploi) and training (Chèque Formation).
- A 15.5 points increase in Mexico, attributable to economies of scale generated by the integration of Dicasa, which was acquired in 2003.

EBIT

Ebit, corresponding to Ebitdar less rental expense, depreciation, amortization and provisions, rose 5.1% to €662 million from €603 million in 2003.

In € millions	2002	2003	2004	% change 04/03
EBITDAR	**1,936**	**1,769**	**1,859**	**+5.1%**
Rental expense	(726)	(730)	(760)	-
Depreciation and provisions	(455)	(436)	(437)	-
EBIT	**755**	**603**	**662**	**+9.8%**

Depreciation expense represented 11.1% of the net book value of property, plant and equipment.

PROFIT BEFORE TAX

Profit before tax, corresponding to Ebit less net interest expense plus income from companies accounted for by the equity method, represents the result of operations after the cost of financing Group businesses and before tax. In 2004, profit before tax rose by 13.2% to €592 million, at the upper end of the €570-590 million range forecast when interim results were released last September. The improvement marks a return to growth after a difficult 2003.

In € millions	2002	2003	2004	% change 04/03
EBIT	**755**	**603**	**662**	**+9.8%**
Net interest expense	(66)	(74)	(80)	-
Income from companies accounted for by the equity method	14	(6)	10	-
PROFIT BEFORE TAX	**703**	**523**	**592**	**+13.2%**

Net interest expense rose to €80 million from €74 million. It comprises interest expense, which increased to €79 million from €71 million, and non-interest revenues and expenses, including exchange gains of €10 million versus €6 million in 2003.

Total fixed asset holding costs (rental expenses plus depreciation and interest) were slightly higher, at €1,277 million versus €1,240 million, but were unchanged in relative terms at 18% of revenues.

Companies accounted for by the equity method made a positive contribution of €10 million as opposed to a negative contribution of €6 million in 2003. This item corresponds mainly to the Group's equity in the results of 35.6%-owned Orbis in Poland, the STI investment fund in Tunisia, the Risma investment fund in Morocco, Dorint hotels in Germany and hotel businesses in the Asia-Pacific region. Until December 2004, it also included Société des Hôtels et Casino de Deauville, which was 34.9%-owned by Accor at the end of 2003. Following signature of the agreement leading to the creation of Groupe Lucien Barrière SAS, Accor holds a 34% interest in the new entity, which has been proportionally consolidated.

NET INCOME, GROUP SHARE

in € millions	2002	2003	2004	% change 04/03
PROFIT BEFORE TAX	**703**	**523**	**592**	**+13.2%**
Gains and losses on management of hotel properties	54	68	(26)	-
Gains and losses on management of other assets	(30)	(17)	(115)	-
Amortization of goodwill	(109)	(107)	(115)	-
Income taxes	(234)	(163)	(158)	-
Exceptional items (net of tax)	68	-	83	-
CONSOLIDATED NET INCOME BEFORE MINORITY INTERESTS	**452**	**304**	**261**	**-14.1%**
Minority interests	(22)	(34)	(22)	
NET INCOME, GROUP SHARE	**430**	**270**	**239**	**-11.5%**

Gains and losses on management of hotel properties, corresponding to sales carried out in the normal course of managing the hotel properties, represented a net loss of €26 million in 2004 as opposed to a net gain of €68 million the previous year. Gains on sales of hotel properties were considerably higher in 2003, at €102 million versus only €13 million last year. In addition, provisions of €39 million were set aside in 2004.

Gains and losses on management of other assets represented a loss of €115 million compared with a €17 million loss in 2003. A provision of €58 million was booked to cover the impairment in value of Compass shares. Non-operating gains and losses reported under this caption included €29 million in restructuring costs.

Income taxes came to €158 million versus €163 million. The effective tax rate (expressed as a percentage of profit before tax) was 27.9% compared with 27.6% in 2003.

The gain on the sale of Accor Casinos in connection with the creation of Groupe Lucien Barrière SAS is reported in exceptional income for an amount of €83 million. The Group did not have any exceptional income or expenses in 2003.

Consolidated net income before minority interests amounted to €261 million compared with €304 million in 2003.

After deducting minority interests in the amount of €22 million, **net income Group share** came in at €239 million, down 11.5% on 2003.

Earnings per share stood at €1.20 versus €1.36, based on the weighted average 199,125,799 shares outstanding during 2004.

CASH FLOW

in € millions	2002	2003	2004	% change 04/03
Funds from operations	961	847	906	+7.0%
Investments for renovation and maintenance	(316)	(284)	(326)	+14.8%
FREE CASH FLOW	**645**	**563**	**580**	**+3.0%**
Investments for expansion and technology	(802)	(586)	(738)	+25.9%
Proceeds from asset disposals	660	461	456	-1.1%
Dividends and other	(456)	(98)	72	-
DECREASE/(INCREASE) IN NET DEBT	**47**	**340**	**370**	-

Funds from operations increased 7% to €906 million.

Renewed capital spending for renovation and repositioned products


+23%
+15%
€400M
€326M
€284M
2003
2004
2005 (e)
As a % of total revenues
4.2%
4.6%
+/- 5.0%

Capital expenditure for renovation and maintenance rose by nearly 15% to €326 million during the year, and represented 4.6% of revenues, versus 4.2% in 2003. Free cash flow amounted to €580 million.

Capital expenditure for expansion totalled €738 million, versus €586 million in 2003. It included €308 million for the acquisition of a 28.9% stake in Club Méditerranée, of which €295 million was paid in shares. The €308 million also includes a €56 million earn-out payment, of which €17 million will be payable in shares. Excluding the Club Méditerranée acquisition, expansion capex amounted to €430 million for the year.

Investments for expansion and technology

In € millions	2003	2004
HOTELS	**463**	**286**
Upscale (Sofitel)	42	29
Midscale Europe	181	114
Economy	148	98
Economy US	15	8
Emerging markets	77	37
SERVICES	**68**	**31**
OTHER BUSINESSES	**55**	**113**
CLUB MÉDITERRANÉE	-	**308**
TOTAL	586	738

Asset disposals generated proceeds of €456 million versus €461 million in 2003.

Asset disposals

In € millions	2003	2004
Hotel properties	265	190
Hotel assets (building and/or business)	101	80
Accor Casinos	-	132
Other	95	54
TOTAL	461	456

FINANCIAL RATIOS

☐ Gearing ratio

Net debt continued to decline, with a further €370 million reduction in 2004. Excluding the currency effect, debt was reduced by €344 million in 2004, after €167 million in 2003 and €107 million in 2002.

The average interest rate on Group debt was 3.35% in 2004, compared with 3.29% the previous year, with 56% at fixed rates (average 3.19%) and 44% at variable rates (average 3.56%).

With shareholders' equity including minority interests of €3,833 million and net debt of €2,092 million at December 31, 2004, the **gearing** ratio amounted to 55% versus 67% a year earlier.

☐ Interest cover

Adjusted interest cover (corresponding to Ebitdar expressed as a multiple of interest expense plus one-third of rental expense) was 5.6 in 2004, unchanged from the previous year.

☐ Adjusted funds from operations/adjusted net debt

Adjusted funds from operations corresponds to funds from operations after adding back two-thirds of rental expense.

Based on the method used by the main rating agencies, net debt is adjusted by adding back eight times annual rental expense.

At year-end, the adjusted funds from operations/adjusted net debt ratio had improved by 1.1 point, to 16.8% from 15.7% at December 31, 2003.

RETURN ON CAPITAL EMPLOYED

Return on capital employed (ROCE), corresponding to adjusted Ebitda expressed as a percentage of fixed assets at cost plus working capital, rose to 10% in 2004 from 9.2% the previous year. Excluding hotels under construction, ROCE would have stood at 10.2% versus 9.4% in 2003.

FINANCIAL TRANSACTIONS APPROVED BY SHAREHOLDERS

At the Combined Annual and Extraordinary Shareholders' Meeting on May 4, 2004, shareholders again authorized the Management Board to issue shares and share equivalents with or without pre-emptive subscription rights for existing shareholders, including in connection with a stock-for-stock offer. At the Combined Annual and Extraordinary Shareholders' Meeting on May 20, 2003, shareholders authorized the Management Board, for a period of 38 months, to grant stock options to employees or corporate officers (as defined in article L.225-185 of the Commercial Code). The total number of shares that may be acquired on exercise of options granted under this authorization may not exceed the equivalent of 8% of the Company's capital. Lastly, at the Annual Meeting on May 4, 2004, shareholders authorized the Management Board, for a period of 24 months, to issue share and/or share equivalents to employees.

Authorization	Date approved	Amount authorized (€)	Term and expiry	Use of the authorization in 2004
CORPORATE ACTIONS				
Issuance of shares and share equivalents	Annual Meeting of May 4, 2004: 9th, 10th, 11th and 12th resolutions	(par value)	26 months July 2006	
a) with or b) without pre-emptive subscription rights for existing shareholders, including c) shares issued in connection with a stock-for-stock offer.		a) €200 million b) €100 million c) €100 million		278,613,000 in ORANE convertible bonds issued on July 12, 2004; redeemed on November 8, 2004 and converted into 6,965,325 shares
Issuance of new shares by capitalizing reserves *retained earnings and additional paid-in capital*		200 million		
Maximum total par value of new shares that may be issued		300 million		
STOCK OPTIONS				
Employee stock option plans	Annual Meeting of May 20, 2003 15th resolution	Capped at 8% of shares to be issued on exercise of outstanding options	38 months July, 2006	Management Board meeting of January 7, 2004: grant of 1,482,900 options purchase new shares
EMPLOYEE SHARE ISSUE	Annual Meeting of May 4, 2004 13th resolution	Capped at 2% of issued capital	26 months July, 2006	- Issuance of 391,134 new shares on July 9, 2004, representing 0.19% of issued capital at December 31, 2004. - Issuance of 88,131 stock savings warrants in connection with the employee savings plan, on July 9, 2004

VALUE CREATION

Value created is calculated as follows:

$$\left(\text{ROCE after tax} - \text{weighted average cost of capital}\right) \times \text{capital employed}$$

Based on an ROCE after tax of 8.3%, a weighted average cost of capital of 6.4% and capital employed of €11.5 billion, the value created by Accor totaled €219 million, versus €208 million in 2003, an increase of 6.7%.



STRATEGIC VISION, INVESTMENT POLICY AND OUTLOOK

After two difficult years, Accor returned to growth in 2004 and broadened its offering through a number of strategic advances, thereby strengthening its position as a major player in the world of travel, tourism and corporate services.
2005 will represent a turning point in the Group's strategy. Colony Capital's €1 billion investment and the deployment of an innovative real estate management strategy will create a new dynamic for Accor by providing greater leeway, strengthening its finances and significantly accelerating its growth.

STRATEGIC ADVANCES IN 2004

□ Hotel expansion: Opening of 188 new hotels, totaling 23,472 rooms

In 2004, €286 million were invested in expanding the hotel base as Accor pursued its strategy of targeted development to manage country and product risk while maximizing profits.

2004 openings by segment(*)


SOFITEL
ACCOR HOTELS & RESORTS

8%


NOVOTEL


Mercure

42%


ibis


Etap


HOTEL FORMULE 1
ACCOR hotels

38%


MOTEL 6
Red Roof Inn

12%

(*) *Worldwide structures are included in "Other".*

2004 openings by operating structure(*)


7% Owned
30% Leased
38% Managed
25% Franchised

(*) *As a percentage of total rooms.*

2004 openings by region(*)


North America 12%
Latin America 11%
Africa and Middle East 4%
Europe 53%
Asia Pacific 20%

(*) *As a percentage of total rooms.*

188 new hotels (23,472 rooms) were opened during the year, mainly in the midscale and economy segments in Europe, while 109 hotels (13,823 rooms) were disposed of, either through sales or the non-renewal of management contracts. At December 31, 2004, the hotel base comprised 3,973 hotels and 463,427 rooms.

The Group continued to innovate to enhance the product portfolio. The successful rollout of the new Red Roof Inn room drove an increase in room rates and RevPAR. The new Novotel room is gradually being introduced in Europe, as is the new "MyBed" in Sofitels. Novotel's new dining concept, developed in cooperation with Lenôtre, has also proven popular.

☐ Organic growth and acquisitions in the Services business

The Services business pursued its rapid expansion in 2004. Operations were started up in new countries, like Peru, Panama and Bulgaria, while in mature countries, the business entered such new markets as services and training vouchers in Belgium and people care services in Spain, with PeopleOne™. The year also saw the launch of new products like the Healthcare Voucher in Hungary, Childcare Voucher Direct in the UK and the Tesorus-Retraite employee savings program in France.

At the same time, as part of its targeted acquisitions strategy, Accor Services deepened its presence in the incentive market when its Accentiv' division acquired Capital Incentives, the leading UK issuer of gift vouchers.

In Central and South America, magnetic stripe and smart cards are gradually replacing paper vouchers, heightening the business' technological content.

In response, Accor Services acquired Séditel, a French provider of loyalty card management solutions.

Accor Services' products and services generally concern fast-growing markets, which offer the business excellent prospects for future development.

☐ Acquisition of a 28.9% stake in Club Méditerranée

The interest was acquired at a price of €45 per share, or €252 million. The deal also include an earn-out payment capped at €41 million in cash to be paid to the Agnelli Group and at 550,000 Accor shares to be paid to Caisse des Dépôts et Consignations.

The acquisition was financed through a €279 million issue of ORANE bonds that will be converted into Accor shares or redeemed for cash, based on a price of €40 per Accor share.

The partners have identified the synergies to be developed and defined priority action plans in four key areas:

- increasing revenues;
- optimizing purchasing;
- sharing skills and expertise;
- human resources.

Expected impact of synergies on profit before tax


€46M
€30M
€33M
€21M
€17M
€11M
€6M
€12M
€16M
2005
2006
2007
Accor
Club Méditerranée

Quantitatively, the most promising area of synergy is an increase in revenues, driven by the cross-selling of services to each partner's respective customers via such channels as loyalty programs, websites, distribution networks and combined stay/excursion packages.

In purchasing, out of the €3 billion in shared purchases, €2 billion are being analyzed and will be optimized.

The sharing of skills and expertise will involve exchanging best practices to make Accor hotels more convivial and to support Club Med's new upmarket, friendly, multi-cultural positioning.

In human resources, synergies will create mutual advantages and new career opportunities for employees of both companies.

☐ Creation of Groupe Lucien Barrière SAS, a leader in the European casino industry, in which Accor holds a 34% stake

In line with the memorandum of understanding signed in January 2004 and following approval by competition authorities, the creation of Groupe Lucien Barrière SAS, a forefront player in the casino industry, was finalized in December 2004. The Desseigne-Barrière family holds a 51% stake in the new company, with Accor and Colony Capital holding, respectively, 34% and 15%.

This ownership structure is backed by a shareholders' agreement defining the new company's corporate governance rules, in particular with respect to major decisions, which will require approval by all the shareholders.

Under the agreement, Colony Capital and Accor have exchanged put and call options on Colony Capital's stake.

Groupe Lucien Barrière SAS operates 37 casinos, 13 luxury hotels and a substantial restaurant business, including Fouquet's on the Champs-Elysées in Paris.

THE NEW DYNAMIC

☐ Colony Capital invests €1 billion in Accor(*)

Colony Capital, an international private real estate investment fund, has been Accor's partner since 1998 in the hotel and gaming businesses. An international, strategic investor for Accor, Colony Capital has made a major investment that has enabled Accor to strengthen its equity capital, drive faster expansion and leverage Colony Capital's world-class expertise in hotel development. For all these reasons, Colony Capital's investment represents a catalyst to improve the performance of Accor's stock.

Subject to shareholder approval, Colony Capital will have two representatives on the Accor Supervisory Board.

The investment will be structured as follows:

- a €500 million issue of three-year ORA mandatory notes paying interest at 4.5% a year. Each note will be issued at €3,900 and will be redeemable for 100 Accor shares. The resulting price of €39 per share represents a premium of 10% on the average share price over the trading month preceding the issue;
- a €500 million issue of five-year convertible bonds paying interest of 3.25% a year. Each bond will be issued at €4,300 and will be convertible into 100 Accor shares. The resulting price of €43 per share represents a premium of 21% on the average share price over the trading month preceding the issue. Colony Capital may convert the bonds after three years.

(*) *Submitted to shareholder approval at the Annual Meeting on May 3, 2005.*

If all of these securities are redeemed and converted, Colony Capital will own approximately 10.6% of outstanding Accor shares.

A certain number of liquidity clauses have been defined in agreement with Colony Capital to secure the partnership's long-term viability. Colony Capital will not be able to convert the equity notes and bonds before January 1, 2007, increase its stake for six months following conversion, or sell the shares forward.

☐ A new real estate management strategy

Hotel operating structures have consistently been tailored according to segments, margins and risk. Colony Capital is investing in Accor at a time when we have undertaken an innovative sale and leaseback strategy designed to meet two main objectives:

- reduce capital intensity in upscale hotels;
- variablize carrying costs in the midscale segment.

In the upscale segment (Sofitel), we want to sell the hotel properties while retaining the management contract, sometimes with a minority stake, in order to reduce earnings volatility in a segment that is more sensitive to business cycles. The objective is for 75% of all units to be under management contract in 2006, versus 55% in 2004 and 52% in 2000.

We have identified ten Sofitel properties currently owned or operated under fixed-rent leases and whose operating structure could be modified. The expected cash impact should be around €100-150 million.

Operating structures by segment


HOTEL SEGMENT
PREFERRED OPERATING STRUCTURE
SOFITEL
NOVOTEL
Mercure
Suitehotel
FORMULE 1
MOTEL 6
Etap
Red Roof Inn
ibis
• MANAGEMENT CONTRACTS WITH MINORITY STAKE
• VARIABLE RENTS, BASED ON A % OF REVENUES
• FRANCHISES
• FIXED / VARIABLE RENTS
• FRANCHISES

In midscale hotels, fixed-rent leases are going to be transformed into variable-rent leases based on a percentage of revenues with no guaranteed minimum. One of the objectives is to variablize a proportion of the hotels' fixed costs. This type of deal is facilitated in France by new legislation concerning REIT-type vehicles (SIICs) that offer tax advantages to long-term investors in hotel real estate and by rising property prices.

By 2006, 15% of Novotel and Mercure hotels should be under variable leases contract, versus 1% in 2004.

In line with this strategy, an initial transaction, concerning 128 hotels in France worth an aggregate €1,025 million, was signed in March 2005 with Foncière des Murs, a consortium of investors comprising Foncière des Régions, Generali, Assurances du Crédit Mutuel and Predica (a member of the Crédit Agricole Group).

The contracts are for a period of 12 years, renewable four times per hotel (not as a block) at Accor's discretion. Rents are based on 15.5% of revenues, without any guaranteed minimum, and will be reduced to 14.5% at the first renewal.

The transaction will generate €140 million in cash and a capital gain of €120 million.

The investor is also committed to financing a €100 million renovation program that will in particular accelerate Novotel's re-positioning with the new Novation room.

Lastly, hotels in non-strategic locations will be sold or franchised to optimize return on capital employed. Thirty hotels in Europe have been identified, whose disposal could bring in €130-150 million.

In all, the new asset management strategy is expected to generate an additional €400 million in cash over the next 18 months, which will enable us to focus on our core business—hotel operations—while strengthening our growth strategy.

☐ Faster expansion of the hotel base

With these more substantial financial resources, Accor is going to step up the pace of growth and enjoy greater financial flexibility. The initial three-year (2005-2007) expansion capex budget has been increased by 39%, to €1.7 billion from €1.2 billion.

In the Hotels business, we plan to strengthen our forefront positions in European markets and gain new market share more quickly in high potential regions, like China, India, Russia, the Middle East and Latin America, which will provide new growth drivers over the medium term.

The initial 2005-2007 hotel expansion budget of €900 million has been raised to €1,250 million, representing a 40% increase.

In all, the expansion plan has been increased from 52,000 to 88,000 new rooms, for an additional 36,000 rooms. By 2008, the hotel base is expected to increase by 20% to 550,000 rooms.

Faster expansion of the hotel base

	Initial plan 2005-2007	Faster expansion (3 years)	After faster expansion
Hotel capital expenditure	€900M	€350M	€1,250M
Openings (in number of rooms)			
- Subsidiaries	15,000	7,000	22,000
- Management / Contracts / franchises / Joint ventures	37,000	29,000	66,000
TOTAL (in number of rooms)	**52,000**	**36,000**	**88,000**

Hotel network in 2008:
550,000 rooms – 20% more than in 2004

To strengthen positions in the economy segment in Europe, we are planning to invest €450 million over three years, or €150 million more than originally planned. The focus is on growth regions where there are very few economy hotel chains, mainly large cities in Spain, the UK, Italy and Central Europe. In countries where the economy hotel chain industry is more mature, like France, Germany and the Benelux countries, the approach will be more opportunistic.

Hotel chain penetration of the economy lodging market

< 10% of the market
10% to 20% of the market
20% to 30% of the market
> 50% of the market



MANAGEMENT BOARD REPORT

This new growth strategy emphasizes emerging markets, which will be fantastic growth drivers in the years to come. Demand is increasing exponentially, there are no economy hotels and the upscale and midscale segments are very fragmented. Plans are to invest €300 million, or €200 million more than initially forecast, in China, India, Russia, Latin America, the Middle East and China.

□ Faster expansion in Services

The corporate services market is potentially huge and is already fast growing. It ranges from basic products like meal and food vouchers to more sophisticated products responding to employee aspirations for work-life balance and the employer's needs to improve productivity. The Services business primarily targets people living in cities.

Strong growth in the demographic targeted by the Services business

A FAST GROWING MARKET


70%
40%
2004
2025

Percentage of the world's population living in cities

For example, the recent series of measures enacted in France to stimulate the creation of jobs in domestic services represents a market of around €3 billion—as big as the meal voucher market.

If we add the market for training in France, the increase in tax deductions for childcare in the United Kingdom, and the dozen or so countries being considered for meal and food vouchers, the market potential amounts to more than €20 billion.

In addition to this organic growth, development will also be driven by acquisitions to increase market share or bring in new expertise that can then be developed. This is the case in people care and training.


ACCOR
Services
Leader in meal vouchers
A major player in human resources services market

This is the dynamic that has prompted the doubling of the Services business' initial €150 million capital expenditure budget for the period 2005-2007.

□ Conclusion

In a more favorable environment, the funds contributed by Colony Capital and the greater flexibility offered by the new asset management strategy will speed our expansion, improve the product portfolio and strengthen the balance sheet.

Allocation of new funds over the next three years

Source	Amount	Use	Amount
ORA mandatory notes Issued to Colony Capital Will immediately strengthen the capital base	**€500 million**	Driving faster expansion *(5 years in 3)*	€500 million
Asset management strategy	**€400 million**	Enhancing financial flexibility • Product repositioning • Acquisitions • Shareholder policy	€400 million
Convertible bonds Issued to Colony Capital Will increase the capital base in the future	**€500 million**	Refinancing debt	€500 million

SIGNIFICANT EVENTS OF EARLY 2005

Business in the first two months of the year was encouraging, with an increase in revenue per available room (RevPAR) in owned and leased hotels.

RevPAR at end-February 2005

Owned and leased hotels	Occupancy rate		Average room rate	RevPAR
	(%)	Change (in pts)	Change (in %)	Change (in %)
Upscale and Midscale Europe	52.8	-0.9	+2.7	+1.1
Economy Europe	62.9	0.0	+4.0	+4.0
Economy US	59.1	+1.7	+2.7	+5.7

Service revenues were up by 10.6% for the two months to end-February 2005.

Early 2005 saw two events of major importance for Accor—the investment of €1 billion by Colony Capital(*) and the implementation of a new real estate management strategy—that will strengthen our finances and provide new resources to drive growth. These events are described in more detail on page 22, as well as in a press release issued on March 9, 2005.

Following an international tender, Accor has been chosen by the Munshaat Group, a leading Kuwaiti investment fund, to manage the largest, most luxurious hotel in the Middle East/Africa region, located in Mecca, Saudi Arabia. Determining factors in the award included our long-standing presence in the region, our commitment to sharing skills, and the widespread recognition and reputation of the brand. We already operate 22 hotels (4,967 rooms) in the Near and Middle East, and plan to increase our regional base to 30 hotels and 6,418 rooms over the next three years.

As described in the press release issued on March 16, 2005, the five-star Zam Zam Grand Suites is currently being built at a total cost of $600 million, with opening scheduled for September 2006. Comprising 1,240 suites, the property is part of the prestigious Al Beit Towers complex being developed on 91,000 square meters of land owned by the King Abdulaziz Foundation and dedicated to the two Holy Mosques. Located 100 meters from the Ka'aba, the 34-story complex enjoys a direct, panoramic view of the Haram courts.

Unrivaled in the Gulf, the hotel complex will include a convention center, a shopping mall and a floor of restaurants that can seat up to 5,000. More than 1,000 of the suites will be marketed on a time-share basis. Accor will manage all of the establishment's hotel services. It will have capacity for 6,000 customers and employ 1,500 people, most of them Saudis.

(*) *Submitted to shareholder approval at the Annual Meeting on May 3, 2005.*



2005 SENSITIVITY ANALYSIS

Based on 2004 published data, sensitivity analysis has been performed to measure the impact on profit before tax of a change in interest rates, the dollar-to-euro exchange rate and revenue per available room (RevPAR). The results are as follows:

- the impact on profit before tax of a 50 bps change in short-term **interest rates** would be €3.4 million for euro-denominated debt and €0.5 million for dollar-denominated debt;
- the impact on profit before tax of a five-cent change in the dollar-to-euro **exchange rate** would be €5.2 million;
- the impact on profit before tax of a **1-point change in RevPAR** (occupancy times average room rate) would be €13.1 million for Upscale and Midscale hotels in Europe, €9.1 million for Economy hotels in Europe and €8.1 million for Economy hotels in the United States.

Hotels by segment	Impact on profit before tax
	Impact of a 1-point change in RevPAR
Upscale and Midscale Europe	€13.1 million
Economy Europe	€9.1 million
Economy US	€8.1 million



HUMAN RESOURCES

WORLDWIDE

Accor employed 168,619 people around the world as of December 31, 2004, compared with 158,023 the previous year and 157,412 at December 31, 2002.

These figures include full and part-time employees with permanent contracts or fixed-term contracts exceeding three months, as well as employees hired under vocational training programs. Calculations have been based on either total headcount, in the case of subsidiaries and entities managed by Accor under management contract, or on half of total headcount in the case of 50% owned subsidiaries. These proportions have also been used for the other indicators provided in the table below.

Employees of managed businesses at December 31, 2004

	France	Europe (excl. France)	North America	Latin America and the Caribbean	Other countries	Total 2004	Total 2003	Total 2002
HOTELS	**19,823**	**27,833**	**20,496**	**9,392**	**43,373**	**120,917**	**112,095**	**112,426**
Upscale and Midscale	14,694	22,610	4,021	8,184	40,882	90,391	84,391	84,282
Economy	5,129	5,223	-	1,208	2,491	14,051	12,895	11,048
Economy US	-	-	16,475	-	-	16,475	14,809	17,096
SERVICES	**529**	**1,083**	**97**	**1,997**	**251**	**3,957**	**4,039**	**3,658**
OTHER BUSINESSES								
Travel agencies	1,354	2,919	1,833	395	374	6,875	7,047	7,504
Casinos	1,968	411	-	-	-	2,379	2,287	2,126
Restaurants	1,060	5,266	-	18,406	-	24,732	22,468	21,234
Onboard train services	2,377	2,476	-	-	-	4,853	5,330	5,610
Other	1,429	255	32	3,112	78	4,906	4,757	4,854
TOTAL	**28,540**	**40,243**	**22,458**	**33,302**	**44,076**	**168,619**	**158,023**	**157,412**

Human resources indicators by region at December 31, 2004

	France	Europe (excl. France)	North America	Latin America and the Caribbean	Other countries	Total
NUMBER OF EMPLOYEES	**28,540**	**40,243**	**22,458**	**33,302**	**44,076**	**168,619**
% women	53%	57%	71%	51%	35%	**51%**
% men	47%	43%	29%	49%	65%	**49%**
o/w employees on permanent contracts	91%	83%	94%	93%	84%	**88%**
MANAGEMENT POSITIONS						
Total % of management positions(*)	23%	9%	9%	8%	12%	**12%**
o/w held by women	42%	42%	53%	62%	32%	**43%**
o/w held by men	58%	58%	47%	38%	68%	**57%**
TRAINING						
Training expenditure as a % of total payroll	1.9%	2.0%	1.5%	4,8%	1,9%	**2.0%**
Number of training days	64,414	62,300	34,424	69,343	89,648	**320,129**
Average training days per employee	2.3	1.5	1.5	2.1	2.0	**1.9**
Number of employees having attended at least one training course	-	-	-	-	-	**122,682**
WORKPLACE ACCIDENTS						
Incidence rate of workplace accidents(**)						**17.6**
Number of fatal workplace accidents	0	0	0	1	55(***)	**56**
Number of fatal accidents commuting to/from work	1	1	0	0	3	**5**

(*) *Management position: a position held by an employee who is in charge of a team and/or who has a high level of expertise.*

(**) *Incidence rate: number of workplace accidents with lost time (as defined in accordance with local legislation) per million hours worked.*

(***) *1 workplace accident and 54 employees who died or were reported missing after the Asian tsunami, as of March 15, 2005.*

☐ Breakdown of Group employees by age at December 31, 2004


Over 55
5%
45 to 54
14%
35 to 44
25%
25 to 34
35%
Under 25
21%

CORPORATE REPORT – FRANCE

DEFINITION OF SCOPE

1/The Consolidated Corporate Report - France consolidates data from the 2004 corporate reports prepared, in compliance with French law, by French subsidiaries that are at least 50%-owned and that have at least 300 employees. It covers 72% of employees in France. This scope has been used for most of the indicators shown in the first table above.

2/Full-scope data cover all companies in the Group, irrespective of how many people they employ. This scope encompasses full and part-time employees with permanent contracts or fixed-term contracts exceeding three months, as well as employees hired under vocational training programs. Calculations have been based on either total headcount, in the case of subsidiaries and entities managed by Accor under contract, or on half of total headcount in the case of 50%-owned subsidiaries. This scope has been used for indicators related to total payroll, payroll taxes and training, as shown in the second table above.

Further information can be found in the 2004 Annual Report.

NUMBER OF EMPLOYEES

The **Consolidated Corporate Report - France** covered 20,428 employees, under all types of employment contracts, at December 31, 2004, compared with 28,540 based on **full-scope data.**

HIRING POLICY

In 2004, 4,636 people were hired under permanent contracts and 3,489 under fixed-term contracts in France. In addition, a number of temporary workers were hired in the hotel business, in response to seasonal and other fluctuations in demand.

In general, it is difficult to find hotel/restaurant receptionists, kitchen staff and servers in the greater Paris area and some border regions. Recruitment of seasonal workers can also be problematic.

Accor is committed to fostering close relations with a large number of trade schools and universities. In 2003, for example, we renewed the agreement with France's National Education Ministry concerning vocational and adult training. We have also partnered with the National Employment Agency to facilitate employment for people in transition from school to work or who are being retrained.

REDUNDANCY PLANS

The decision by French National Railways (SNCF) to close two Italy-bound lines for which our subsidiary Sud Europe Services provided subcontracting services led to a series of restructuring measures in 2003 and 2004 in the onboard train services business (Compagnie des Wagons-Lits) in France. The related redundancy plan included inplacement and early-retirement opportunities.

WORKING HOURS AND OVERTIME

In France, the workweek in the Hotel business is 39 hours for non-managerial employees, with managers expected to work a set 217 days per year (although this varies depending on industry-specific agreements). In the Services business, the travel agencies, Compagnie des Wagons-Lits and head offices, the workweek is 35 hours, with managers expected to work a set 217 days.
Overtime worked by non-managerial staff is compensated in the form of days off. Managers receive an annual salary and are not paid overtime.
All of the above conditions were negotiated with employee representatives.
At December 31, 2004, 87% of the total 20,428 employees were working full time.

ABSENTEEISM

The absenteeism rate is calculated by dividing the number of days absent by the theoretical number of days worked. In France, absenteeism attributable to sick leave was 6% in 2004. Other reasons for absenteeism are provided in the Consolidated Corporate Report on page 34.

COMPENSATION AND BENEFITS

Accor is committed to compensating every employee in line with market practices. Managers receive a base salary and a variable bonus, reflecting the achievement of qualitative and quantitative objectives. Bonuses range from 5% to 30% of the base, depending on the level of responsibility.

In France, employees can invest in the Corporate Savings Plan set up in 1985. They also receive profit-shares under a corporate agreement covering 173 companies, as well as annual incentive bonuses, based on their performance and their company's financial results. In addition, they are regularly offered the opportunity to purchase Accor shares under preferential terms and conditions, as part of employee share issues. Lastly, employees in France are covered by supplementary healthcare, death and disability insurance programs.

EQUAL OPPORTUNITY

The proportion of women employed worldwide by Accor is a well-balanced 50%. In France, women account for 55% of all employees and hold 42% of management positions. Surveys carried out in France in 2004 revealed that there was no significant difference in compensation between men and women at equivalent levels of responsibility. These surveys will be continued and broadened in 2005.

EMPLOYEE RELATIONS AND COLLECTIVE AGREEMENTS

All of Accor's human resources policies are shaped by a focus on social dialogue. We actively support constructive discussions with employee representatives, in a commitment to fostering an efficient, high-quality working environment.

Created in June 1993, the Social Council meets on a regular basis, providing an informal forum for ongoing relations with the union representatives. The meetings address important topics that concern the Group as a whole, as well as certain strategic issues.

In 1995, an agreement was signed with the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco and Allied Workers' Associations (IUF) concerning the full and complete recognition of union rights, in accordance with International Labor Organization conventions. Since then, other initiatives have been undertaken to further enhance employee relations across the organization:

- a European Works Council was set up in 1996, two years before it became compulsory under European Union rules;
- in France, a joint declaration was signed with the unions in 1997 against all forms of discrimination based on gender, family status, health condition, disability, culture, political opinions, union activities, or ethnic origin, national affiliation, race and religion;
- in 2002, an agreement was signed concerning the electronic display of union information, via a dedicated union intranet in France;
- between June 1, 2003 and June 1, 2004, 48 collective agreements were signed with unions in France;
- altogether, employees are represented by 103 different works councils.

HEALTH AND SAFETY

Health and safety are of particular importance to Accor, with dedicated Accor Academy courses offered for each of our businesses. In France, 2,227 employees attended a health and safety course in 2004, including 363 who also took a "Movements and Posture" seminar. In addition, 5,881 employees attended onsite safety classes.

TRAINING

Training is another critical human resources management process, with courses offered in each business' unique skill sets, as well as in management, customer reception and sales. Human resources development offers an opportunity to improve customer service by enhancing the professional pride, motivation and loyalty of our employees.

In France, training expenditure represented 1.9% of total payroll (full-scope data) and each employee attended an average 2.3 days of training during the year. Courses offered by the Accor Academy broke down as follows:

◦ Management, sales and marketin	44%
◦ Service quality	18%
◦ Professional skills, health and safety	21%
◦ Technical and IT skills	11%
◦ Financial management	6%

In addition to these courses, managers train their team members on a daily basis—an essential aspect of the services business and a particular priority for Accor. Were this on-the-job training to be calculated in terms of hours, the overall training commitment would be significantly higher.

EMPLOYMENT OF THE DISABLED

In 1992, five bi-annual agreements were signed with AGEFIPH, an organization dedicated to helping disabled people to secure and retain employment. The same year, a three-person committee was set up and tasked with promoting the hiring of the disabled. Hiring goals were set, following which more than 120 disabled persons were recruited between 2002 and 2004. The use of vocational rehabilitation centers is also actively encouraged.

EMPLOYEE BENEFITS

The Works Councils are funded with a budget of €1,286,291. In 1994, a Solidarity Fund was set up in France to provide administrative or financial assistance to employees faced with major financial or family-related difficulties that they cannot overcome alone. In 2004, all employees in France could take advantage of the "Bien-Être à la Carte" range of assistance services, to help them achieve a more satisfying work/life balance.

OUTSOURCING

Subcontractor compliance with Accor workplace practices has been strengthened with the Cleaning Companies Charter introduced in early 2003. The Charter's terms and conditions were negotiated with employee representatives, and are incorporated into contracts with outside providers. They require strict compliance with labor laws and regulations and define such aspects as working hours, the calculation of paid hours, and training. Enforcement is regularly monitored in collaboration with employee representatives.

Of the 847 hotels that are owned and managed in France, approximately 100 used cleaning companies at the end of 2004, compared with 211 in early 2003.

☐ Consolidated Corporate Report – France

The Consolidated Corporate Report – France has been prepared in compliance with French legislation governing corporate reports. It consolidates data from the 2004 corporate reports prepared by French subsidiaries that are at least 50%-owned and that have at least 300 employees. It covers 72% of employees in France.

EMPLOYMENT - Data at December 31, 2004	
Total number of employees[1]	20,428
Percentage of women	55%
Percentage of men	45%
Average number of employees[2]	20,659
Number of full-time employees	17,709
Number of part-time employees	2,719
Number of hirings under permanent contracts in 2004	4,636
Number of hirings under fixed-term contracts in 2004	3,489
Number of foreign employees[3]	2,357, representing 11.5% of the total at December 31, 2004
Redundancy plans	Redundancy plan introduced in the onboard train services business (Compagnie des Wagons-Lits), further to SNCF closing two Italy-bound lines for which subsidiary Sud Europe Services provided subcontracting services: - Number of employees laid off in 2004: 116 - Number of employees inplaced in 2004: 47 - Number of employees taking early retirement: 17
ABSENTEEISM[4] by cause	
Sick leave	6%
Workplace accidents and accidents commuting to/from work	1%
Maternity, paternity or adoption leave	2%
Compensated absence (family events)	2%
Non-compensated absences (unpaid leave, parental leave)	1%
COMPENSATION	
2003 incentive bonuses paid in 2004	- Number of beneficiaries[5]: 10,052 - Total average gross amount per beneficiary: €553
2003 profit-shares paid in 2004	- Special Employee Profit-Sharing Reserve, net: €10,219,875 - Number of beneficiaries[5]: 30,586 - Average net amount per beneficiary: €334.14
HEALTH AND SAFETY CONDITIONS	
Number of meetings with members of the Health	534
Safety and Working Conditions Committee	2,227 employees attended a health and safety training course at Accor Academy, including 363 who attended a seminar on movements and posture.
Workplace safety training	5,881 people attended onsite training courses
EMPLOYEE RELATIONS	
Collective agreements	48 agreements were signed between June 1, 2003 and June 1, 2004
EMPLOYEE BENEFITS	
Works Council benefits budget	€1,286,291

(1) All employees in service at December 31, 2004, irrespective of the type of employment contract.
(2) Total monthly number of employees (all employees on the payroll on the last day of the month concerned), divided by 12 months.Total monthly number of employees (all employees on the payroll on the last day of the month concerned), divided by 12 months.
(3) Number of foreign employees working in France.
(4) Number of days of employee absences divided by the theoretical number of days worked.
(5) Among employees who worked at least three months in the year.

Human resources indicators – full scope data

Full-scope data cover all companies in the Group, irrespective of how many people they employ. This scope encompasses full and part-time employees with permanent contracts or fixed-term contracts exceeding three months, as well as employees hired under vocational training programs. Calculations have been based on either total headcount, in the case of subsidiaries and entities managed by Accor under contract, or on half of total headcount in the case of 50%-owned subsidiaries. This method was also used in all of the indicators in the table below.

EMPLOYEES	
Total number of employees at December 31, 2004 [1]	28,540
COMPENSATION	
Total gross payroll	€676,914,500
Payroll taxes	€288,493,773
TRAINING	
Training expenditure as a percentage of total payroll	1.9%
Average training days per employee	2.3 days

(1) All employees in service at December 31, 2004, irrespective of the type of employment contract.

CORPORATE SOCIAL RESPONSIBILITY COMMITMENTS

CORPORATE SOCIAL RESPONSIBILITY

In 1995, Accor joined with other major European companies to form Corporate Social Responsibility Europe, a network of 65 company members and 18 national partner organizations whose mission is to help companies achieve profitability, sustainable growth and human progress by placing corporate social responsibility in the mainstream of business practice.

GLOBAL COMPACT

In 2003, Accor embraced the Global Compact and pledged to support its principles. The issues raised by the Compact in the areas of human rights, labor rights, environmental protection and anti-corruption have been addressed in guidelines prepared for Accor managers (*Les Repères du Manager* and other documents) and for outside suppliers (the Sustainable Purchasing Charter). In 2004, we continued to build on our commitments in this sphere, as described in the Sustainable Development section of the Annual Report.

DIVERSITY CHARTER

In 2004, Accor and forty other leading French corporations signed the Corporate Diversity Charter, in a reaffirmation of our long-standing commitment to combating all forms of discrimination and to promoting people of diverse cultural and ethnic origins.

Details of our support for local economic development are provided in the Sustainable Development section of the 2004 Annual Report.

Unless otherwise specified, the following indicators relating to water, energy and greenhouse gas emissions concern 95% of owned or leased properties (compared with 87% in 2003) and 33% of managed properties (none in 2003). These include:

- hotels in France and other European countries (eight more countries than in 2003), as well as in North America, South America (three countries in 2004, compared with none in 2003) and other countries (14 in Africa, nine in Asia and one in the Pacific region, compared with none in 2003);
- thalassotherapy institutes in France;
- operations of Compagnie des Wagons-Lits in Austria, France, Italy, Portugal and Spain;
- operations of the Lenôtre production facility in Plaisir, France.

The changes between 2003 and 2004 are primarily attributable to the increased scope of reporting.

Indicators corresponding to the action points listed in the Hotel Environment Charter are marked with a [c]. They concern hotels operated as subsidiaries, under management contracts and franchised operations. The regions covered in 2004 are Europe, North America (Sofitel and Novotel), South America, Asia, Australia and Egypt.

The Service business is not included in the indicators as it has little impact on the environment. In France, for example, the impact is limited to the approximately 200 metric tons of paper used every year to print service vouchers.

Water, energy and raw materials consumption

Water and energy consumption	France		Europe (excl. France)		North America		South America and the Caribbean		Other		Total 2003	Total 2004
	owned	managed	owned	managed	owned	managed	owned	managed	owned	managed		
Number of establishments	743	-	530	16	988	-	36	30	35	111	2,181	2,489
Water consumption (thousands of cubic meters)	5,747	-	4,621	174	17,722	-	513	445	700	5,646	29,096	35,568
Energy consumption (MWh)	707,085	-	742,814	26,853	1 ,101,124	-	42,438	28,580	41,478	369,315	2,483,971	3,059,687

Accor does not have any processing operations and is not a direct user of raw materials.

Improving energy efficiency

The main drivers used to improve energy efficiency are:

- monthly monitoring of energy consumption;
- raising employee awareness of the benefits of saving energy;
- equipping new hotels with heating, ventilation and air-conditioning facilities sized precisely to needs;
- implementing energy recovery systems;
- installing energy-saving equipment in existing hotels, such as low-energy light bulbs and ozone-based dry cleaning facilities.

Whenever possible and appropriate, these measures are implemented in conjunction with national programs, such as Hospitable Climates in the United Kingdom and the EPA's Energy Star program in the United States. Two action points in the Hotel Environment Charter concern the internal control of water and energy consumption.

Internal control of water and energy consumption	France		Europe (excl. France)		North America		Latin America and the Caribbean		Other countries		Total 2003	Total 2004
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004		
Number of establishments	1,042	1,018	665	768	0	21	111	124	152	117	1,970	2,048
Internal control of water [c]	92%	90%	97%	94%	-	86%	93%	97%	89%	85%	94%	91%
Internal control of energy [c]	94%	89%	97%	95%	-	90%	35%	99%	86%	89%	91%	92%

[C] = Included in the Hotel Environment Charter.

Promoting renewable energies

Accor actively encourages the use of solar power to produce hot water for hotel bathrooms, and by December 31, 2004, solar panels had been installed at 28 hotels worldwide. However, some of these panels only came on stream late in the year, with the result that total solar energy did not show much of an increase during the year. One hotel is fitted with photovoltaic solar panels that convert sunlight into electricity.

Solar energy	France		Europe (excl. France)		North America		South America and the Caribbean		Other countries		Total 2003	Total 2004
	owned	managed	owned	managed	owned	managed	owned	managed	owned	managed		
Solar energy production (MWh)	737	-	54	-	-	-	-	118	125	84	1,100	1,118

Atmospheric emissions

GREENHOUSE GAS EMISSIONS

Direct and indirect greenhouse gas emissions from energy use in 2004 are shown in the table below.

Greenhouse gas emissions	France		Europe (excl. France)		North America		South America and the Caribbean		Other countries		Total 2003	Total 2004
	owned	managed	owned	managed	owned	managed	owned	managed	owned	managed		
Number of establishments	743	-	530	16	988	-	36	30	35	111	2,181	2,489
Direct greenhouse gas emissions (metric tons of CO_2 equivalent)	35,909	-	75,369	1,759	80,397	-	226	155	675	8,460	189,672	202,950
Indirect greenhouse gas emissions (metric tons of CO_2 equivalent)	36,926	-	163,225	7,087	399,095	-	3,894	2,405	23 ,548	187,956	557,960	824,136

Greenhouse gas emissions are calculated based on energy consumption.

- Direct emissions correspond to gas and fuel oil used.
- Indirect emissions concern electricity used.

Emission coefficients for the generation of electricity are based on the Greenhouse Gas Protocol Initiative (www.ghgprotocol.org).

COOLING SYSTEMS THAT IMPACT THE OZONE LAYER

Cooling systems do not present any risk of coolant emissions in normal use. However, there is a risk of coolant evaporation during maintenance operations or as a result of a leak. To limit this risk, cooling systems are regularly maintained by qualified engineers.

Facilities containing more than two kilograms of cooling liquid were identified in 322 owned or leased Ibis, Novotel, Mercure and hotels in France. Of the 898 facilities identified, 18% contained CFC, 56% contained HCFC and 26% contained HFC. In 2005, a program will determine the best available technologies in this area.

Wastewater

Accor's activities generate wastewater whose content is similar to household wastewater. Most of this wastewater is treated by municipal sewage plants. Hotels that serve meals are equipped with scum and fat separators to improve the quality of wastewater discharged into the sewage system. Used cooking oil is collected by a specialist contractor, to avoid clogging wastepipes and discharging polluting effluent into the aquatic environment.

In 2004, an exhaustive audit was completed of the wastewater treatment plants used by 18 hotels in Sub-Saharan Africa (excluding South Africa, where municipal systems are efficient). Three of these plants will be renovated in 2005.

Collecting waste and recovering resources

THE HOTEL ENVIRONMENT CHARTER

Recovering resources from waste is a major aspect of the Hotel Environment Charter.

Waste management	France		Europe (excl. France)		North America		South America and the Caribbean		Other countries		Total 2003	Total 2004
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004		
Number of establishments	1,042	1,018	665	768	0	21	111	124	152	117	1,970	2,048
Sorted wastepaper collection [c]	61%	56%	91%	90%	-	86%	96%	100%	78%	75%	74%	73%
Sorted cardboard collection [c]	72%	70%	89%	90%	-	81%	97%	98%	73%	74%	79%	79%
Sorted glass collection [c]	73%	69%	93%	93%	-	71%	74%	89%	70%	70%	80%	79%
Sorted toner cartridge collection [c]	91%	94%	98%	97%	-	86%	87%	94%	66%	82%	92%	94%
Cooking oil collection [c]	91%	97%	96%	96%	-	81%	54%	96%	83%	82%	91%	95%
Recycled paper used whenever possible [c]	79%	74%	83%	48%	-	67%	88%	68%	62%	75%	80%	64%

[C] = Included in the Hotel Environment Charter.

Special procedures have been arranged with outside contractors to collect toner cartridges, batteries and frying oil. In 2004, the contractors informed the Group that 17,250 toner cartridges, 1,305 kilograms of batteries and 206,195 liters of frying oil had been collected during the year in France.

WASTE AUDITS

In 2004, the Ibis, Novotel, Mercure and chains undertook a series of audits in France in connection with a program sponsored by the national Agency for the Environment and Energy Management (ADEME) aimed at reducing by 10% the amount of waste generated by companies or else increasing by 10% the amount of resources recovered and reused. The audits identified the amount of waste produced by each hotel activity or process. Actions are now underway to deploy suitable initiatives in other countries and chains to drive similar improvements across the hotel base.

Breakdown of Non-Hazardous Industrial Waste

	Restaurants	Hotel rooms	Offices/ Reception areas	Total
Paper	5%	26%	70%	7%
Cardboard	10%	4%	5%	12%(*)
Glass	5%	6%	10%	4%
Packaging (excluding cardboard)	9%	14%	10%	3%
Organic matter	50%	-	-	15%
Residual waste	30%	50%	5%	59%

(*) 90% of cardboard comes from packaging for transported goods.

☐ Soil contamination

Accor's activities do not contaminate the soil.

☐ Noise pollution and odors

As Accor's activities generate very little noise pollution or odors, no related measures have been taken.

☐ Impact on the local environment

In 2004, a new environmental integration study, specifically aligned with our strategy of expanding in downtown and suburban locations, was test-run on two hotel construction projects. It was designed to ascertain whether addressing local integration issues demanded dedicated solutions exceeding standard practices, and whether the additional budget had been included in the project's total cost.

There are also a number of points in the Hotel Environment Charter that focus on enhancing the integration of hotels into their local environment.

Biodiversity and environmental integration	France		Europe (excl. France)		North America		South America and the Caribbean		Other countries		Total 2003	Total 2004
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004		
Number of establishments	1,042	1,018	665	768	0	21	111	124	152	117	1,970	2,048
Respect of Accor's design charter for hotel signs and signposting to the hotel [c]	90%	97%	98%	93%	-	90%	94%	96%	83%	81%	92%	94%
Upkeep and enhancement of the hotel's green areas [c]	88%	99%	98%	95%	-	100%	96%	97%	89%	94%	92%	97%
Planting of at least one tree near the hotel [c]	65%	57%	79%	61%	-	52%	71%	76%	64%	48%	70%	59%
Measures undertaken to protect the local environment [c]	34%	27%	50%	38%	-	62%	43%	55%	58%	53%	42%	35%

[C] =Included in the Hotel Environment Charter.

☐ Assessment and certification process

In 2004, the OPEN integrated, web-based environmental management application was deployed online to monitor implementation of Environment Charter guidelines and to track water and energy consumption. By late 2004, the Environment Charter module was up and running worldwide, while roll-out of the water and energy consumption module began in 2005. Each hotel completes an online questionnaire, specifying the action points implemented in accordance with the Environment Charter. The information can be accessed across the organization to track compliance and verify data.

The process of assessing environmental performance is being actively pursued, based on the Hotel Environment Charter.

Environmental management	France		Europe (excl. France)		North America		South America and the Caribbean		Other countries		Total 2003	Total 2004
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004		
Number of establishments	1,042	1,018	665	768	0	21	111	124	152	117	1,970	2,048
Average number of action points out of a maximum of 15	11.3	11.18	13.2	12.07	-	11.32	11.9	13.33	11.14	10.99	11.99	11.64

An ISO 14001 certification process is also underway, with the following sites certified as of the end of 2004:

- the Compagnie des Wagons-Lits sites in Austria, Italy and Spain;
- the Accor Thalassa site in Quiberon (one thalassotherapy institute and two hotels). The objective is to earn ISO 14001 certification for all the sites owned by Accor Thalassa in France by the end of 2006, with the Hyères and Oléron sites already on course for accreditation in 2005;
- the 19 Ibis hotels in the southwest region of France. All the owned Ibis hotels in France are expected to earn certification by the end of 2006;
- Sofitel Athens Airport (Greece);
- Novotel London West (United Kingdom);
- Novotel and Ibis Homebush Bay (Australia).

In addition, 14 establishments worldwide have earned other environmental certifications.

□ Compliance

All of the hotels in France are informed of environmental compliance requirements via the environment intranet.

□ Environmental expenditure

The Sustainable Development Department's environmental budget, excluding operating costs, amounted to €315,800 in 2004. Two-thirds of these outlays went towards developing the OPEN environmental management software and producing a film to raise employee awareness about environmental issues. The budget did not include any costs incurred by the hotel brands or support functions, which are not consolidated.

□ Environment Department Organization

The Environment Department forms part of the Sustainable Development Department, which reports to a member of the Management Board. The Environment Department defines the Group's environmental policies and coordinates initiatives with the units concerned. A Sustainable Development Committee, with members from the operating and cross-functional departments, meets every two months. Policies are rolled down to the local level by a network of 70 environmental liaison officers.

□ Raising environmental awareness among employees

Raising awareness	France		Europe (excl. France)		North America		South America and the Caribbean		Other countries		Total 2003	Total 2004
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004		
Number of establishments	1,042	1,018	665	768	0	21	111	124	152	117	1,970	2,048
Raising employee awareness about Accor's environment policy [c]	57%	52%	88%	67%	-	76%	80%	87%	82%	65%	63%	60%

[C] = Included in the Hotel Environment Charter.

In 2004, the Sustainable Development Department produced a film on best environmental practices, entitled "Together, Let's Be More Responsible". Available in eight languages (Arabic, Chinese, English, French, German, Italian, Portuguese and Spanish), the film will be distributed to hotel teams in 2005 as part of the commitment to enhancing employee sensitivity to environmental issues.

□ Provisions and guarantees for environmental risks

No material provisions have been set aside for environmental risks.

□ Penalties paid following a court ruling on environmental claims

Accor has not been the subject of a court ruling in connection with any environmental claims.

□ Objectives assigned to foreign subsidiaries

The environmental policy applies to all establishments outside France that are directly operated by Accor and its subsidiaries.

LIQUIDITY RISK

Accor's short-term financing needs are covered by undrawn long-term confirmed lines of credit obtained from leading banks (see note 27 B to the Consolidated Financial Statements, page 92). At December 31, 2004, the amounts available under these lines of credit totaled €2,385 million. The Group has also secured diversified medium and long-term financial resources, comprising bank debt and bond issues, to finance its development. In addition, it has significant cash reserves (see note 28 to the Consolidated Financial Statements, page 94). In light of these facilities, the Group is not exposed to any liquidity risks.

□ Acceleration clauses and covenants

None of the loan agreements include any rating triggers. However, certain loan agreements include acceleration clauses that are triggered if covenants related to financial ratios are breached. The main financial ratios are as follows:

- gearing ratio equal to or in excess of 120%;
- interest cover—corresponding to the ratio of Ebitdar to interest expense plus 1/3 of annual rental expense—equal to or less than 3.8x.

These clauses concern only committed lines of credit that had not been drawn down at December 31, 2004. No acceleration clauses apply to consolidated debt at December 31, 2004, in the amount of €3,419 million.

In addition, none of Accor's loan agreements include a cross default clause, requiring immediate repayment of a debt in the event of default on another facility. Cross acceleration clauses only concern loan agreements with a duration of at least three years: these clauses would be triggered only in respect of borrowings, not commercial debt, and only if significant amounts were accelerated.

INTEREST RATE AND CURRENCY RISKS

A variety of financial instruments, including swaps, caps and forward purchases and sales of foreign currencies, are used to manage interest rate and currency risks arising in the normal course of business. Risk management policies are based on three core principles: protection, liquidity and cost-effectiveness. Interest rate and currency risks are managed by Corporate Treasury and Financing, which reports directly to the Management Board. Financial instruments are used to support Group investment, financing and hedging policies, to help manage debt and to minimize the risks on commercial transactions. Computer applications (GTM, Microlis) are used to monitor the breakdown of debt between fixed and floating rate and by currency, as well as to generate reporting schedules, with integrated online access to Reuters and Bloomberg databases.

□ Investment policy

When Accor SA invests directly or indirectly in a foreign subsidiary, the investment is generally made in the subsidiary's local currency. These are very long-term positions and consequently the currency risk is not hedged.

□ Short-term financing

An internationally-recognized signature allows Accor to raise various forms of short-term financing on the markets, through billets de trésorerie (commercial paper) programs in France and commercial paper programs in the United States.

From time to time, the Group also takes advantage of market opportunities by raising short-term financing in a given currency and at a given rate of interest and then using a swap to convert the facility into the currency and interest rate required to finance business needs (see note 27.C to the Consolidated Financial Statements, page 92). This represents an effective method of reducing borrowing costs.

□ Hedges of interest rate risks

Group borrowings include both fixed rate debt and floating rate debt indexed to the Libor, the Euribor or other benchmarks (see note 27.D to the Consolidated Financial Statements, page 93). Target breakdowns between fixed and floating rate debt are determined separately for each currency, giving due regard to anticipated trends in interest rates and to changes in the composition of debt, due to new borrowings and the repayment of existing borrowings. The targets are reviewed at regular intervals and new targets are set for future periods by senior management. The related financing strategy is implemented by Corporate Treasury and Financing.

The most commonly-used instruments are interest rate swaps and caps; they are contracted with banks rated investment grade, and do not give rise to any counterparty risk. The contracts are based on the model recommended by the French Banking Federation (FBF), which is consistent with the models used internationally.

Hedging of currency risks

Currency risk hedging primarily concerns the Travel Agencies business and is based on identified underlyings (such as outstanding invoices). Hedges generally consist of forward purchases and sales of foreign currencies.

In the Services business, which has a major presence in South America, Accor was able to limit earnings erosion from the sharp devaluation of local currencies by hedging cumulative earnings in hard currencies. There is little need to hedge currency risks in the other businesses as the volume of intercompany transactions in foreign currencies is limited and revenues are denominated in the same currency as the related costs.

In summary, Accor does not conduct any trading transactions and has no plans to engage in this type of activity. Neither the Parent Company nor the Group has any open currency or interest rate positions that would be likely to expose the Group to significant risks.

EQUITY RISK

Accor does not hold any shares in listed or unlisted companies, except for strategic investments. At December 31, 2004, strategic investments in listed companies were as follows:

- Compass: these shares were acquired in exchange for the sale of Eurest assets. They are recorded under "Other investments" (see note 19 to the Consolidated Financial Statements, page 83);
- Accor (treasury stock): the 1,528,731 Accor shares held by the Company* are intended to be held on a long-term basis, to manage the dilution caused by the exercise of stock options, and have therefore been recorded as a reduction in shareholders' equity since the date of purchase. In view of this accounting treatment, they are carried at historical cost and not at the lower of cost and market.

(*) *Including 550,000 shares earmarked for possible payment to the Caisse des Dépôts et Consignations under the earn-out clause relating to the Group's acquisition of a stake in Club Méditerranée (see note 2B3, page 67).*

BUSINESS RISKS

The Group is not subject to any specific legislation that could have an impact on its operations. In addition, Accor is not technically or commercially dependent on any suppliers, subcontractors, customers or other third parties:

- Accor SA and a number of its wholly-owned subsidiaries own the trademarks used by the Group. These trademarks are registered with local intellectual property organizations, such as INPI and OMPI. The period of legal protection in each case depends on local legislation;
- Accor also owns the assets and contractual rights necessary to operate its business. In light of these factors, the Group is not exposed to any specific business risks.

Lastly, the Group is not subject to any specific confidentiality obligations.

LEGAL RISKS

Accor operates on a global scale and no specific regulations are applicable across all of its businesses. However, Accor SA and its subsidiaries are naturally subject to local legislation and regulations governing the hotel, restaurant, service voucher and travel agency businesses.
For example, in each country:

- the hotels are required to comply with the regulations applicable to establishments open to the public;
- the service offer has to be tailored to local tax and labor laws and other legal requirements governing the issue of service vouchers;
- licenses and permits have to be obtained from local authorities to operate travel agencies.

To the best of the Group's knowledge, no regulatory or legal changes are planned that would have a material adverse effect on its business.

Information concerning claims, litigation and arbitration procedures that could have, or have had in the recent past, a material adverse effect on the Group's financial position, business or results of operations is provided in note 34 to the Consolidated Financial Statements (page 96). To the best of the Group's knowledge, no other claims or litigation are in progress or pending that could have, or have had in the recent past, a material adverse effect on the Group's financial position, business or results of operations.

Liabilities are recognized and provided for in accordance with the applicable accounting standards (see note 1.K to the Consolidated Financial Statements, page 63).

Provisions for claims and litigation are recorded by the Group on receipt of a summons, and are determined based on an assessment of the related risk carried out jointly with the Group's external advisers. Details of these provisions are provided in note 24 to the Consolidated Financial Statements, page 88. In light of the large number of small claims—with €69 million made up of individual claims representing less than €3 million each, and €27 million of individual claims ranging from €3 million to €5 million each—only claims representing material amounts, representing a total of €46 million, are presented in detail.

Accor has not given any material commitments under shareholder agreements except as explained in note 35 to the Consolidated Financial Statements on page 97.

INSURANCE – RISK COVERAGE

Accor's risks are spread over a very large number of locations throughout the world and the loss of one facility would not materially affect the Group's financial condition.

The Group's global insurance program comprises comprehensive policies (subject to named exclusions) covering property and casualty, business interruption and liability risks. Property and casualty and business interruption risks are insured up to a maximum of €300 million per claim, corresponding to the maximum claim that would arise from the loss of the largest of the Group's hotels. Liability risks are also insured up to a maximum of €300 million per claim.

For the majority of the sites covered by the Group's global insurance program, the value of assets and the gross margins generated by the operation of those assets are assessed on an annual basis. The highest-value site is considered as representing the maximum possible loss and is used as the benchmark for the insurance cover purchased.

Insured amounts for liability claims are determined by performing simulations using unfavorable assumptions in order to ensure that the level of cover is adequate.

Under the global insurance program, 90% of recurring risks are self-insured with all Group units sharing the related costs. Self-insured recurring risks are reinsured through a dedicated reinsurance company. This company in turn obtains its own reinsurance in order to limit the Group's commitments and avoid the funds earmarked for these risks being used up.

Risks that are not self-insured are covered by internationally recognized insurance and reinsurance companies.

Local insurance programs are set up in certain countries such as the United States and Brazil. The US program was set up to take advantage of favorable local insurance market conditions for the types of risks involved. Cover is similar to that provided under the Accor global program and encompasses business interruption and property and casualty risks. The Brazilian program was set up to comply with the country's insurance regulations and fulfills the same criteria as the Accor global insurance program.

Protection against natural disaster and terrorism risks is a particular priority for the Group. Specific terms have been negotiated, including bonuses and rebates if no claims are made or the Group's loss ratio remains below a certain level, with cover being provided by insurers and reinsurers for excess losses.

The Group, its insurers and independent loss prevention experts, perform regular audits and appraisals of insurable risks, to ensure that they are adequately covered on a cost-effective basis, taking into account conditions in the insurance and reinsurance markets. Changes in market insurance rates are closely monitored and, where appropriate, risks are self-insured in order to limit the insurance costs incurred by the various businesses and avoid sharp fluctuations in these costs.

Other forms of global insurance, such as construction-related risks and IT fraud, are also set up centrally in order to limit insurance costs.

The insurance program was renewed on January 1, 2005 at favorable rates in line with market trends. For 2005, the amount paid in insurance premiums by all Accor companies will represent approximately 0.5% of the Group's 2004 revenues.

The Group has also set up a Risk Prevention Committee. The role and responsibilities of this Committee are described in the report of the Chairman of the Supervisory Board on internal control procedures.

ENVIRONMENTAL RISKS

Potential environmental risks in the hotel business mainly concern the risk of explosion due to the storage of gas in or near the hotels, the malfunction of a PCB transformer, the risk of soil pollution by wastewater or by a ruptured evacuation pipe, contamination of the hot water system, and the risk of fire. However, the probability of these risks occurring is very limited in light of the Group's environmental policy (see the Environmental Report on page 36).

In addition, Accor's businesses are more likely to be exposed to external environmental risks, such as oil spills, than to be the source of environmental risks themselves.

GUARANTEES AND COLLATERAL

Collateral for Accor SA borrowings is not material. It is not Group policy to give collateral to lenders. Under certain leases, the Group may be called on to grant a lien on the business ("nantissements de fonds de commerce"). These pledged assets are not recognized in the consolidated balance sheet.

I. BACKGROUND

In accordance with EU regulation 1606/2002 dated July 19, 2002 on international accounting standards, as from January 1, 2005 the Accor Group Consolidated Financial Statements will be prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IASs/IFRSs) endorsed by the European Union that are applicable at that date. The first published IFRS financial statements will concern the 2005 fiscal year and will include comparative figures for 2004. The IFRS transition date is January 1, 2004.

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, and as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, Accor has prepared preliminary information on the main effects of the transition to IFRS on:

- the opening IFRS balance sheet at the transition date (January 1, 2004), in which the final IFRS adjustments determined at the time of publication of the 2005 accounts will be recorded in equity;
- the balance sheet and profit and loss account for the year ended December 31, 2004.

The estimated impact of the transition to IFRS on the 2004 financial statements has been determined by applying to 2004 data the IASs/IFRSs and related interpretations that the Group expects to apply for the preparation of the IFRS financial statements at December 31, 2005, as follows:

- IASs/IFRSs and related interpretations whose application at December 31, 2005 will be compulsory, based on current information;
- the outcome expected at this point in time of the technical issues and exposure drafts currently being examined by the IASB and IFRIC, which are likely to affect the preparation or presentation of the 2005 IFRS financial statements;
- the options and exemptions that the Group expects to apply for the preparation of its 2005 IFRS financial statements.

In view of the remaining uncertainty, the opening balance sheet discussed below may not correspond exactly to the opening balance sheet used to prepare the 2005 IFRS financial statements, because of possible modifications regarding the application of these standards.

This information has been reviewed by the Group's Management Board and Audit Committee and by the Statutory Auditors.

II. ORGANIZATION OF THE IFRS PROJECT

The Group anticipated the conversion to IASs/IFRSs by setting up a single information system comprising:

- a database managing data for all the Group's sites and entities;
- a standard chart of accounts (by nature and by function) applicable to all businesses;
- an integrated management information system (Oracle Applications) for the hotel business;
- a new consolidation system to collect and process data (Hyperion Financial Management).

During the first phase of the project, the Consolidation Department carried out detailed analyses to:

- identify the main differences between the Group's current accounting policies and IFRS;
- determine the most appropriate IFRS accounting policies;
- determine the organizational, functional and information systems changes made necessary by the conversion to IFRS.

This initial analysis phase was followed by a deployment phase, which involved:

- drafting an IFRS training manual and practical guidelines;
- organizing IFRS training for the finance teams: some 400 finance staff received several days' training in Paris and Consolidation Department members visited most countries to review the applications developed locally to calculate IAS/IFRS adjustments;
- adapting accounting and finance IT systems.

III. STANDARDS AND INTERPRETATIONS APPLIED TO PREPARE THE INITIAL IFRS DATA

A. Standards

The 2004 IFRS financial statements have been prepared in accordance with IFRS 1 – First-Time Adoption of International Financial Reporting Standards, based on the IASs/IFRSs applicable as of January 1, 2005, as published as of December 31, 2004. The Group has also opted for early adoption at January 1, 2004 of the revised standards IAS 32 and 39 on financial instruments.

The Group operates on a global scale and therefore already applies the recommended methods set out in French accounting standard CRC 99-02 concerning finance leases and recognition of obligations under defined benefit plans, which are similar to the methods recommended in the corresponding IASs.

B. Exceptions and exemptions applied for the first-time adoption of IFRS

To prepare the opening IFRS balance sheet at January 1, 2004, the Group has applied the principles governing the first-time adoption of IFRS defined in IFRS 1.

As a general principle, the applicable IASs/IFRSs have been applied retrospectively. However, IFRS 1 provides for certain exceptions and exemptions, as follows:

- IFRS prohibits retrospective application of some aspects of other IFRSs relating to estimates, derecognition of financial assets and financial liabilities and hedge accounting;
- the Group has decided not to use the following exemptions from other IFRSs:
  - Application of IFRS 3 – Business Combinations only to business combinations recognized on or after the date of transition to IFRS.
  - Measurement of property, plant and equipment at fair value at the transition date.
  - Recognition in profit or loss of all cumulative actuarial gains and losses at the transition date (Accor already recognizes all actuarial gains and losses in the income statement at each year-end).

The Group has, however, elected to transfer cumulative translation differences at January 1, 2004 to retained earnings. After taking into account the effect of IFRS adjustments on opening equity, the amount transferred totals €447 million. This adjustment has no effect on opening IFRS equity at January 1, 2004.

IV. IFRS ADJUSTMENTS

A. IFRS 3 – Business Combinations

Current accounting practice: goodwill is amortized over 40 years for the hotel and service businesses and 10 to 20 years for other businesses.

IFRS: goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in the income statement.

The effects of applying IFRS 3 are as follows:

In € millions	IFRS 3
Effect on equity at January 1, 2004	0
Effect on 2004 net profit	+115

B. IAS 38 – Intangible Assets

Current accounting practice: some expenses, such as start-up costs, share issuance costs and costs incurred prior to the opening of new hotels and restaurants, are classified as deferred charges.

IFRS: items qualified as deferred charges in the French GAAP accounts are recognized as expenses for the period in which they are incurred if they do not qualify as assets. Therefore, in the IFRS accounts, the following costs have been either reclassified as property, plant and equipment or intangible assets, or written off against equity or to profit or loss:

- start-up costs;
- share issuance costs;
- costs related to the acquisition of fixed assets;
- costs incurred prior to the opening of new hotels and restaurants.

In the French GAAP accounts, these costs are recognized in the balance sheet and amortized over periods ranging from three to five years. In the IFRS accounts, they will be recognized as expenses for the period in which they are incurred.

The effects of applying IAS 38 are as follows:

In € millions	IAS 38
Effect on equity at January 1, 2004	-30
Effect on 2004 profit before tax	0

C. IAS 16 – Property, Plant and Equipment

Current accounting practice: property, plant and equipment are stated at cost and depreciated over their estimated useful lives.

IFRS: the Group has decided not to apply the exemption permitted under IFRS 1 – First-Time Adoption of International Financial Reporting Standards, which consists in measuring items of property, plant and equipment at their fair value at the IFRS transition date and using that fair value as the assets' deemed cost at that date. It has also decided not to apply the revaluation model provided for in IAS 16, which consists of revaluing property, plant and equipment at fair value at each period-end. Consequently, property, plant and equipment are carried at cost less accumulated depreciation and any accumulated impairment losses.

For the purpose of applying IAS 16, the Group has standardized application of the components method, whereby each part of an item with a cost that is significant in relation to the total cost of the item is individually depreciated. The impact mainly concerns US assets. No residual values have been taken into account, as the Group intends to use its hotel properties over their entire useful lives.

The effects of applying IAS 16 are as follows:

In € millions	IAS 16
Effect on equity at January 1, 2004	-138
Effect on 2004 profit before tax	-17

D. IAS 17 – Leases

Current accounting practice: the Group applies the recommended method under French GAAP (standard CRC 99-02), whereby leases that transfer to the lessee all the risks and rewards incidental to ownership of the asset are accounted for as finance leases.

Lease payments under leases qualifying as operating leases under IAS 17 are recognized as an expense on a straight-line basis over the lease term. The straight-line amount is adjusted for the effect of escalation clauses based on the construction cost index, inflation or any other appropriate index.

IFRS: all of the 1,553 operating leases in progress at December 31, 2003 have been reviewed in connection with the transition to IFRS. Thirty-four of these leases meet the criteria for accounting treatment as finance leases and are recognized in the opening IFRS balance sheet. The remaining 1,519 leases have been accounted for as operating leases. Concerning lease payments, the practice of adjusting the straight-line amount for the effect of escalation clauses has been abandoned so that recognized lease payments represent a constant amount over the entire lease term. The effect of this change of method, which has been applied retrospectively to all current leases from their respective inception dates, has been recognized in equity in the opening IFRS balance sheet for the cumulative amount as of January 1, 2004, and will be recognized in profit or loss in future periods.

The effects of applying IAS 17 are as follows:

In € millions	IAS 17 Straight-line recognition of lease payments	IAS 17 Recognition of finance leases
Effect on equity at January 1, 2004	-262	-31
Effect on 2004 profit before tax	-49	-7

E. IAS 36 – Impairment of Assets

Current accounting practice: for many years now, the Group has performed regular impairment tests on its main hotel properties to ensure that their net book value is less than their value in use or their fair value. For the purpose of impairment tests, each upscale and midscale hotel and each economy hotel, (Novotel, Mercure, Suitehotel, Ibis), is considered as representing a separate cash-generating unit, while for budget hotel properties (Formule 1, Etap, Motel 6, Red Roof Inn), all hotels in a given country are considered as part of the same cash-generating unit.

IFRS: to comply with IAS 36, effective from January 1, 2004 each budget hotel is also considered as representing a separate cash-generating unit.

The effects of applying IAS 36 are as follows:

In € millions	IAS 36
Effect on equity at January 1, 2004	-120
Effect on 2004 profit before tax	+20

F. IAS 19 – Employee Benefits / IFRS 2 – Share-Based Payment

Current accounting practice: since January 1, 2000, the Group has applied the recommended method under standard CRC 99-02, which consists of recognizing all defined benefit obligations in the balance sheet.

IFRS: the application of IFRS 2 results in recognizing as expenses during the vesting period the benefits provided to employees under employee stock option plans that were granted after November 7, 2002. As allowed under the transitional provisions of IFRS 2, this standard has not been applied to options granted prior to that date. Benefits granted to employees under employee stock ownership plans are also expensed.

The effects of applying IFRS 2 are as follows:

In € millions	IFRS 2
Effect on equity at January 1, 2004	-
Effect on 2004 profit before tax	-10

G. IAS 12 – Income Taxes

Current accounting practice: the Group recognizes deferred taxes on all temporary differences between the book value of assets and liabilities and their tax basis.

IFRS: in accordance with IAS 12, deferred taxes are recognized in the IFRS accounts on all IAS/IFRS adjustments and on the Group's perpetual subordinated notes (TSDI).

The effects of applying IAS 12 are as follows:

In € millions	IAS 12
Effect on equity at January 1, 2004	-122
Effect on 2004 net profit	-20

H. IAS 32/39 – Financial Instruments

Current accounting practice: financial instruments are measured at their nominal value and recognized in debt, except for derivatives. In accordance with this practice, the total amount of convertible bonds is recorded in debt, in the same way as for bond without a conversion option.

Gains and losses on financial instruments acquired as hedges are accounted for on a symmetrical basis with the loss or gain on the hedged asset or liability.

Put options granted to minority shareholders of subsidiaries are reported off-balance sheet.

IFRS: financial liabilities, other than convertible bonds, are measured and recognized in the balance sheet at amortized cost.

Derivative instruments are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement. However, when the instruments qualify as hedges of future cash flows (such as interest payments on variable rate debt), changes in fair value are recognized in equity.

Convertible bonds (including OCEANEs) qualify as compound instruments under IAS 32 and IAS 39, and are therefore recognized as follows:

- the liability component is recognized in debt;
- the equity component (corresponding to the embedded conversion option) is recognized in equity.

In the IFRS financial statements, the commitment corresponding to put options granted to minority shareholders of fully-consolidated subsidiaries is recognized as a liability, leading to a reduction in minority interests and an increase in goodwill.

The effects of applying IAS 32/39 are as follows:

In € millions	IAS 32/39
Effect on equity at January 1, 2004	53
Effect on 2004 profit before tax	-9

I. Statement of Cash Flows

Current accounting practice: the consolidated statement of cash flows analyzes changes in net debt, rather than on the basis of cash flows from operating activities, investing activities and financing activities. In addition, the lines "Development expenditure and investments in technology" and "Proceeds from disposals of assets" currently only reflect changes in fixed assets.

IFRS: the consolidated statement of cash flows will show cash flows from operating activities, investing activities and financing activities, and changes in cash and cash equivalents. The lines "Development expenditure and investments in technology" and "Proceeds from disposals of assets" will reflect changes in working capital as well as in fixed assets.

The Group has opted to use the indirect method for presenting the consolidated statement of cash flows, which consists of determining cash flows by adjusting net profit.

IAS/IFRS Balance Sheet Assets - January 1, 2004

ASSETS in € millions	December 31, 2003 French Balance Sheet	IAS 16 Depreciation / Components	IAS 38 Deferred Charges	IAS 17 Rents recognised on a straight-line basis	IAS 17 Consolidation of finance leases
GOODWILL	**1,719**	**(10)**	**(1)**	**-**	**(1)**
INTANGIBLE FIXED ASSETS	**384**	**0**	**(13)**	**-**	**-**
PROPERTY, PLANT AND EQUIPEMENT	**4,133**	**(191)**	**(0)**	**-**	**182**
Long-term loans	450	-	-	-	(5)
Investments in companies accounted for by the equity method	202	(6)	9	(7)	-
Other financial investments	386		-	-	(1)
TOTAL FINANCIAL ASSETS	**1,038**	**(6)**	**9**	**(7)**	**(6)**
Long-term deferred tax assets	45	71	16	142	9
TOTAL NON-CURRENT ASSETS	**7,319**	**(135)**	**11**	**135**	**183**
Inventories	64	(3)	-	-	-
Trade accounts receivable	1,074	-	-	-	-
Other receivables and accruals	901		(42)	(397)	(1)
Service vouchers reserved funds	340	-	-	-	-
Receivables on asset disposals	18	-	-	-	-
Short-term loans	186	-	-	-	-
Marketable securities	833	-	-	-	-
Cash and cash equivalents	221	-	-	-	1
TOTAL CURRENT ASSETS	**3,637**	**(3)**	**(42)**	**(397)**	**(0)**
TOTAL ASSETS	**10,956**	**(138)**	**(31)**	**(262)**	**183**

IAS/IFRS Balance Sheet Liabilities & Shareholders' equity - January 1, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY in € millions	December 31, 2003 French Balance Sheet	IAS 16 Depreciation / Components	IAS 38 Deferred Charges	IAS 17 Rents recognised on a straight-line basis	IAS 17 Consolidation of finance leases
Share Capital	593	-	-	-	-
Additional paid in capital	1,903	-	-	-	-
Reserves (retained earnings)	1,268	(138)	(30)	(262)	(31)
Reserve for changes in fair value	-	-	-	-	-
Translation adjustement	(447)	-	-	-	-
Net income for the year	270	-	-	-	-
SHAREHOLDERS' EQUITY	**3,587**	**(138)**	**(30)**	**(262)**	**(31)**
Minority interests	96	(0)	(1)	(0)	(0)
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**3,683**	**(138)**	**(31)**	**(262)**	**(31)**
Long-term Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	80	-	-	-	-
Convertible bonds (OCEANE)	1,186	-	-	-	-
Other long-term debt	1,896	-	-	-	15
Obligations under finance leases	182	-	-	-	191
Deferred tax liabilities	284	-	-	-	-
Non-current provision	73	-	-	-	-
TOTAL NON-CURRENT LIABILITIES	**3,701**	**-**	**-**	**-**	**206**
TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY	**7,384**	**(138)**	**(31)**	**(262)**	**175**
Trade accounts payable	647	-	-	-	-
Tax liabilities	107	-	-	-	-
Other payables and accruals	902	-	(0)	-	0
Service vouchers in circulation	1,346	-	-	-	-
Current provisions	194	-	-	-	-
Short-term financial debts (including finance lease)	278	-	-	-	8
Bank overdrafts	98	-	-	-	-
TOTAL CURRENT LIABILITIES	**3,572**	**-**	**(0)**	**-**	**8**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,956**	**(138)**	**(31)**	**(262)**	**183**

IAS 36 Impairment of Assets	IAS 32-39 Financial Instruments	IAS 12 Deferred Taxes	IFRS 3 Business Combinations	Other and Reclassification	Total IFRS Adjustments	January 1st 2004 IFRS Balance Sheet
-	25	-	-	(162)	(150)	1,569
-	-	-	-	57	44	428
(183)	-	-	-	(26)	(219)	3,914
-	-	-	-	-	(5)	445
-	-	-	-	162	159	361
-	(38)	-	-	-	(39)	347
-	(38)	-	-	162	115	1,153
73	18	(14)	-	2	317	362
(111)	5	(14)	-	33	107	7,426
(10)	-	-	-	-	(13)	51
-	-	-	-	-	-	1,074
-	(18)	-	-	(28)	(487)	414
-	-	-	-	-	-	340
-	-	-	-	-	-	18
-	(14)	-	-	-	(14)	172
-	1	-	-	-	1	834
-	122	-	-	-	123	344
(10)	90	-	-	(28)	(391)	3,246
(121)	95	(14)	-	4	(285)	10,671

IAS 36 Impairment of Assets	IAS 32-39 Financial Instruments	IAS 12 Deferred Taxes	IFRS 3 Business Combinations	Other and Reclassification	Total IFRS Adjustments	January 1st 2004 IFRS Balance Sheet
-	-	-	-	-	-	593
-	-	-	-	-	-	1,903
(120)	(39)	(122)	-	(448)	(1,190)	78
-	92	-	-	-	92	92
-	-	-	-	447	447	(0)
-	-	-	-	-	-	270
(120)	53	(122)	-	(1)	(651)	2,936
(0)	(7)	-	-	(1)	(10)	86
(121)	47	(122)	-	(2)	(660)	3,023
-	(2)	-	-	-	(2)	78
-	(92)	-	-	-	(92)	1,094
-	56	-	-	-	72	1,968
-	-	-	-	-	191	373
-	-	107	-	-	107	391
-	-	-	-	8	8	81
-	(38)	107	-	8	283	3,984
(121)	9	(14)	-	6	(377)	7,007
-	-	-	-	-	-	647
-	-	-	-	-	-	107
-	-	-	-	(1)	(1)	901
-	-	-	-	-	-	1,346
-	(21)	-	-	-	(21)	173
-	54	-	-	-	61	339
-	53	-	-	-	53	151
-	86	-	-	(1)	92	3,664
(121)	95	(14)	-	4	(285)	10,671

IAS/IFRS Income Statement - December 31, 2004

In € millions	December 31, 2004 French Profit and Loss	IAS 16 Depreciation / Components	IAS 19 - IFRS 2 Employee Benefits - Share-Based Payment	IAS 38 Deferred Charges	IAS 17 Rents recognised on a straight-line basis
Revenues	7,123	-	-	-	-
Operating expense	(5,264)	(1)	(10)	(22)	-
EBITDAR	**1,859**	**(1)**	**(10)**	**(22)**	**-**
Rental expense	(760)	-	-	(0)	(49)
EBITDA	1,099	(1)	(10)	(22)	(49)
Depreciation and provision	(437)	(17)	-	22	-
EBIT	**662**	**(18)**	**(10)**	**(1)**	**(49)**
Financial result	(80)	-	-	-	-
Income from companies accounted for by the equity method net of taxes	10	1	-	1	-
PROFIT BEFORE TAX	**592**	**(17)**	**(10)**	**0**	**(49)**
Goodwill	(115)	-	-	-	-
Impairement of assets		-	-	-	-
Gains and losses on disposal of businesses	83	-	-	-	-
Gains and losses on disposal of hotel properties	(26)	0	-	-	-
Gains and losses on management of other assets	(115)	0	-	0	-
Income tax	(158)	6	0	3	13
CONSOLIDATED NET INCOME	**261**	**(10)**	**(10)**	**3**	**(36)**
Minority interests	(22)	0	0	-	0
NET INCOME (GROUP SHARE)	**239**	**(10)**	**(10)**	**3**	**(36)**

IAS 17 Consolidation of finance leases	IAS 36 Impairment of assets	IAS 32-39 Financial Instruments	IAS 12 Deferred taxes	IFRS 3 Goodwill	Other and Reclassification	Total IFRS Adjustments on Profit and loss 2004	December 31, 2004 IFRS Profit and Loss
-	-	-	-	-	(59)	(59)	7,064
(0)	0	-	-	-	58	25	(5,239)
(0)	**0**	**-**	**-**	**-**	**(1)**	**(34)**	**1,825**
19	-	-	-	-	-	(30)	(790)
19	0	-	-	-	(1)	(64)	1,035
(10)	20	-	-	-	-	14	(423)
8	**20**	**-**	**-**	**-**	**(1)**	**(50)**	**612**
(15)	-	(9)	-	-	5	(20)	(100)
-	-	-	(1)	0	(10)	(9)	1
(7)	**20**	**(9)**	**(1)**	**0**	**(7)**	**(79)**	**513**
-	-	-	-	115	-	115	-
0	(38)	-	-	-	-	(38)	(38)
-	-	-	-	-	(5)	(5)	78
-	-	-	-	-	-	0	(26)
-	-	(5)	-	-	0	(4)	(119)
2	(8)	3	(19)	-	6	6	(152)
(5)	**(26)**	**(11)**	**(20)**	**115**	**(5)**	**(4)**	**257**
0	-	-	-	-	(1)	(1)	(23)
(5)	**(26)**	**(11)**	**(20)**	**115**	**(6)**	**(6)**	**233**

IAS/IFRS Balance Sheet Assets - December 31, 2004

ASSETS In € millions	December 31, 2004 French Balance Sheet	IAS 16 Depreciation / Components	IAS 19 - IFRS 2 Employee Benefits-Share-Based Payment	IAS 38 Deferred Charges	IAS 17 Rents recognised on a straight-line basis
GOODWILL	**1,758**	**(10)**	**-**	**0**	**-**
INTANGIBLE FIXED ASSETS	**364**	**(4)**	**-**	**(17)**	**-**
PROPERTY, PLANT AND EQUIPEMENT	**3,950**	**(202)**	**-**	**0**	**-**
Long-term loans	329	-	-	-	-
Investments in companies accounted for by the equity method	420	(5)	-	12	(9)
Other financial investments	328	-	-	-	-
TOTAL FINANCIAL ASSETS	**1,077**	**(5)**	**-**	**12**	**(9)**
Long-term deferred tax assets	47	76	-	17	150
TOTAL NON-CURRENT ASSETS	**7,196**	**(145)**	**-**	**12**	**141**
Inventories	79	(1)	-	-	-
Trade accounts receivable	1,272	-	-	-	-
Other receivables and accruals	922	0	-	(39)	(424)
Service vouchers reserved funds	346	-	-	-	-
Receivables on asset disposals	44	-	-	-	-
Short-term loans	60	-	-	-	-
Marketable securities	1,369	-	-	-	-
Cash and cash equivalents	222	-	-	-	-
TOTAL CURRENT ASSETS	**4,314**	**(0)**	**-**	**(39)**	**(424)**
TOTAL ASSETS	**11,510**	**(145)**	**-**	**(27)**	**(283)**

IAS/IFRS Balance Sheet Liabilities & Shareholders' equity - December 31, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY In € millions	December 31, 2004 French Balance Sheet	IAS 16 Depreciation / Components	IAS 19 - IFRS 2 Employee Benefits-Share-Based Payment	IAS 38 Deferred Charges	IAS 17 Rents recognised on a straight-line basis
Share Capital	617	-	-	-	-
Additional paid in capital	2,187	-	-	-	-
Reserves (retained earnings)	1,272	(136)	-	(31)	(250)
Reserve for changes in fair value	-	-	10	-	-
Translation adjustement	(560)	1	-	1	2
Net income for the year	239	(10)	(10)	3	(36)
SHAREHOLDERS' EQUITY	**3,755**	**(145)**	**(0)**	**(26)**	**(284)**
Minority interests	78	(0)		(1)	
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**3,833**	**(146)**	**(0)**	**(27)**	**(284)**
Long-term Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	-	-	-	-	-
Convertible bonds (OCEANE)	996	-	-	-	-
Other long-term debt	2,224	-	-	-	-
Obligations under finance leases	151	-	-	-	-
Deferred tax liabilities	279	-	-	-	-
Non-current provision	92	-	-	-	-
TOTAL NON-CURRENT LIABILITIES	**3,742**	**-**	**-**	**-**	**-**
TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY	7,575	(146)	(0)	(27)	(284)
Trade accounts payable	752	-	-	-	-
Tax liabilities	99	-	-	-	-
Other payables and accruals	925	0	-	-	-
Service vouchers in circulation	1,561	-	-	-	-
Current provisions	182	-	-	-	1
Short-term financial debts (including finance lease)	356	-	-	-	-
Bank overdrafts	60	-	-	-	-
TOTAL CURRENT LIABILITIES	**3,935**	**0**	**-**	**-**	**1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,510**	**(145)**	**(0)**	**(27)**	**(283)**

IAS 17 Consolidation of finance leases	IAS 36 Impairment of assets	IAS 32-39 Financial Instruments	IAS 12 Deferred taxes	IFRS 3 Business Combinations	Other and Reclassification	Total IFRS Adjustments	December 31, 2004 IFRS Balance Sheet
(1)	**(38)**	**34**	**-**	**114**	**(189)**	**(91)**	**1,667**
-	**-**	**-**	**-**	**-**	**57**	**36**	**400**
147	**(152)**	**-**	**-**	**-**	**(26)**	**(232)**	**3,718**
-	-	-	-	-	-	-	329
-	-	-	-	-	179	178	598
-	-	(38)	-		-	(38)	290
-	**-**	**(38)**	**-**	**-**	**179**	**140**	**1,217**
13	59	21	(14)	-	3	326	373
159	**(131)**	**17**	**(14)**	**114**	**24**	**178**	**7,374**
-	(9)	-	-	-	-	(10)	69
-	-	-	-	-	-	-	1,272
(1)	-	(15)	-	-	(30)	(508)	414
-	-	-	-	-	-	-	346
-	-	-	-	-	-	-	44
-	-	(14)	-	-	-	(14)	46
-	-	1	-	-	-	1	1,370
-	-	78	-	-	-	78	300
(1)	**(9)**	**50**	**-**	**-**	**(30)**	**(454)**	**3,860**
159	**(140)**	**67**	**(14)**	**114**	**(6)**	**(275)**	**11,235**

IAS 17 Consolidation of finance leases	IAS 36 Impairment of assets	IAS 32-39 Financial Instruments	IAS 12 Deferred taxes	IFRS 3 Business Combinations	Other and Reclassification	Total IFRS Adjustments	December 31, 2004 IFRS Balance Sheet
-	-	-	-	-	-	-	617
-	-	-	-	-	-	-	2,187
(29)	(113)	(38)	(121)	-	(472)	(1,190)	82
-		92	-	-	-	102	102
-	(1)	-	1	(1)	464	467	(93)
(5)	(26)	(11)	(20)	115	(6)	(6)	233
(34)	**(140)**	**43**	**(140)**	**114**	**(14)**	**(626)**	**3,129**
(0)	0	(6)	-	0	(1)	(8)	70
(34)	**(140)**	**37**	**(140)**	**114**	**(15)**	**(634)**	**3,199**
-	-	-	-	-	-	-	-
-	-	(46)	-	-	-	(46)	950
-	-	72	-	-	-	72	2,296
186	-	-	-	-	-	186	337
-	-	-	127	-	-	127	406
-	-	-	-	-	9	9	101
186	**-**	**26**	**127**	**-**	**9**	**348**	**4,090**
152	**(140)**	**63**	**(14)**	**114**	**(6)**	**(286)**	**7,289**
6	-	-	-	-	-	6	758
-	-	-	-	-	-	-	99
-	-	-	-	-	(2)	(2)	923
-	-	-	-	-	-	-	1,561
-	-	(34)	-	-	2	(31)	151
0	-	92	-	-	-	92	448
-	-	(55)	-	-	-	(55)	5
6	**-**	**3**	**-**	**-**	**0**	**11**	**3,946**
159	**(140)**	**67**	**(14)**	**114**	**(6)**	**(275)**	**11,235**



REPORT OF THE SUPERVISORY BOARD TO THE ANNUAL SHAREHOLDERS' MEETING

The Supervisory Board reviewed the 2004 financial statements and the Management Board's report on March 8, 2005. The financial statements show profit before tax up 13.2%. This is at the high end of the targets announced by the Management Board, attesting to the emerging recovery in earnings. Momentum is being restored at differing speeds, depending on the region and market, with growth remaining limited in Continental Europe and in the US Economy Hotels business. However, the fourth quarter saw a broad-based upturn in activity.

Operating margin and return on capital employed increased and financial ratios also improved, thanks to the reduction in net debt. In parallel, in the Hotel business, the Group actively pursued its expansion policy and launched new refurbishment and product repositioning plans. In Services, market share gains—including through acquisitions—and the development of new human resources management businesses helped to drive strong earnings growth. Accor also considerably expanded its positions in the leisure market, by acquiring 28.9% of Club Méditerranée, and in casinos, with the formation of Groupe Lucien Barrière SAS.

We consider that the strategy followed by the Management Board, under the leadership of its Chairman, and the initiatives launched during the year have positioned Accor to reap the full benefits of the improving economic situation. In particular, the innovative real estate management strategy in the Hotels business and the increased financial flexibility offered by the proposed issuance of convertible bonds and equity notes to Colony Capital, which has been submitted to your approval, should provide the necessary impetus for a new period of growth.

The Management Board recommends setting the 2004 dividend at €1.05. In addition, in light of the favorable factors set out above, shareholders will be paid a special dividend of €0.25, raising the total dividend to €1.30 per share. We support this recommendation.

We also invite shareholders to adopt all of the resolutions tabled at the Meeting.

Consolidated financial statements and appendix

➪ Auditors' report on the consolidated financial statements p. 54

➪ Consolidated income statement p. 55

➪ Consolidated balance sheet p. 56

➪ Consolidated statement of cash flows p. 57

➪ Changes in consolidated shareholders' equity p. 58

➪ Key management ratios p. 59

➪ Return on capital employed (ROCE) p. 60

➪ Appendix to consolidated financial statements p. 61



AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2004

To the Shareholders,

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Accor for the year ended December 31, 2004.

The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements, based on our audit.

I - OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2004 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

II - JUSTIFICATION OF ASSESSMENTS

Pursuant to the provisions of Article L.225-235 of the French Commercial Code governing the justification of our assessments, we draw your attention to the following:

Notes 1.D.5 and 1.D.3 to the consolidated financial statements describe the accounting policies and methods used to assess property, plant and equipment and intangible assets, as well as the accounting policies and methods used to account for finance leases, long-term leases and sale-and-leaseback transactions. We reviewed the appropriateness of these accounting policies and methods and of the related information given in the notes to the consolidated financial statements. We also examined the consistency of the data and assumptions used, and the supporting documentation, and on these bases assessed the reasonableness of the estimates made.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the opinion in the first part of this report.

III – SPECIFIC PROCEDURE

We have also performed the procedures required by law on the Group financial information given in the Management Board's Report, in accordance with professional standards applicable in France. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Neuilly, April 1, 2005

The Statutory Auditors

Barbier Frinault & Autres
Ernst & Young
Christian CHOCHON

Deloitte & Associés

Alain PONS

CONSOLIDATED **INCOME STATEMENT**

in € millions	Notes	2002	2003	2004
Revenues		7 071	6 774	7 072
Other operating revenues		68	54	51
CONSOLIDATED REVENUES	**3**	**7,139**	**6,828**	**7,123**
Operating expense		(5,203)	(5,059)	(5,264)
EBITDAR	**4**	**1,936**	**1,769**	**1,859**
Rental expense	5	(726)	(730)	(760)
EBITDA		1,210	1,039	1,099
Depreciation and operating provision expense	6	(455)	(436)	(437)
EBIT	7	755	603	662
Net interest expense	8	(66)	(74)	(80)
Income from companies accounted for by the equity method	9	14	(6)	10
PROFIT BEFORE TAX		**703**	**523**	**592**
Gains and losses on disposal of hotel properties	10	54	68	(26)
Gains and losses on disposal of other assets	11	(30)	(17)	(115)
Amortization of goodwill	14	(109)	(107)	(115)
Income tax	12	(234)	(163)	(158)
Exceptional items (net of tax and minority interests)	13	68	0	83
CONSOLIDATED NET INCOME	**36**	**452**	**304**	**261**
Minority interests	23	(22)	(34)	(22)
NET INCOME (GROUP SHARE)		**430**	**270**	**239**
Weighted average number of shares outstanding (in thousands)	22	197,573	197,730	199,126
BASIC EARNINGS PER SHARE (IN €)		**2,18**	**1,36**	**1,20**
Fully diluted earnings per share (in €)	22	2,14	1,35	1,16
DIVIDEND PER SHARE (IN€)		**1,05**	**1,05**	**1,30**(*)

(*) *recommended, subject to approval at the Annual Shareholders' meeting.*



CONSOLIDATED BALANCE SHEET

ASSETS

In € millions	Notes	2002	2003	2004
GOODWILL	**14**	**1,679**	**1,719**	**1,758**
INTANGIBLE FIXED ASSETS	**15**	**479**	**384**	**364**
PROPERTY, PLANT AND EQUIPMENT	**16**	**4,521**	**4,133**	**3,950**
Long-term loans	17	429	450	329
Investments in companies accounted for by the equity method	18	249	202	420
Other investments	19	487	386	328
TOTAL FINANCIAL ASSETS		**1,165**	**1,038**	**1,077**
TOTAL FIXED ASSETS	**20**	**7,844**	**7,274**	**7,149**
Inventories		90	64	79
Trade accounts receivable		1,139	1,074	1,272
Other receivables and accruals	21	957	946	969
Service vouchers reserve funds		345	340	346
Receivables on asset disposals	28	20	18	44
Short-term loans	28	160	186	60
Marketable securities	28	541	833	1,369
Cash and cash equivalents	28	179	221	222
TOTAL CURRENT ASSETS		**3,431**	**3,682**	**4,361**
TOTAL ASSETS		**11,275**	**10,956**	**11,510**

LIABILITIES AND SHAREHOLDERS' EQUITY

In € millions	Notes	2002	2003	2004
Share capital		593	593	617
Additional paid-in capital		1,903	1,903	2,187
Reserves (retained earnings)		1,102	1,268	1,272
Cumulative translation adjustment		(135)	(447)	(560)
Net income for the year		430	270	239
SHAREHOLDERS' EQUITY	**22**	**3,893**	**3,587**	**3,755**
Minority interests	23	91	96	78
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**3,984**	**3,683**	**3,833**
Provisions for contingencies and charges	24	528	551	553
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	25 & 28	151	80	0
Convertible bonds (OCEANE)	26 & 28	570	1,186	996
Other long-term debt	28	2,493	1,896	2,224
Obligations under finance leases	28	158	182	151
TOTAL LONG-TERM DEBT	**27**	**3,372**	**3,344**	**3,371**
TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY		**7,884**	**7,578**	**7,757**
Trade accounts payable		655	647	752
Other payables and accruals	21	1,101	1,009	1,024
Service vouchers in circulation		1,304	1,346	1,561
Short-term debt	27 & 28	234	278	356
Bank overdrafts	28	97	98	60
TOTAL CURRENT LIABILITIES		**3,391**	**3,378**	**3,753**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11,275**	**10,956**	**11,510**

CONSOLIDATED **STATEMENT OF CASH FLOWS**

In € millions	Notes	2002	2003	2004
EBITDA		1,210	1,039	1,099
Net interest expense (including provision movements)		(66)	(74)	(80)
Income tax (including provision movements)		(196)	(147)	(144)
Elimination of provision movements included in net interest expense and income tax		9	24	26
Dividends received from companies accounted for by the equity method		4	5	5
FUNDS FROM OPERATIONS	**29**	**961**	**847**	**906**
Renovation and maintenance expenditure (1)	30	(316)	(284)	(326)
FREE CASH FLOW		**645**	**563**	**580**
Development expenditures and investments in technology (2) (*)	31	(802)	(586)	(738)
Proceeds from disposals of assets (3)		660	461	456
Decrease / (increase) in working capital		(46)	78	77
Non-operating (gains) losses		(39)	(63)	(65)
NET CASH PROVIDED (USED) BY OPERATING AND INVESTING ACTIVITIES		**418**	**453**	**310**
Dividends paid (4)		(326)	(294)	(285)
Share issues (reduction in capital) (5) (**)		12	-	308
Effect of exchange rate changes (6)		144	173	26
Impact of changes in the scope of consolidation on provisions and minority interests (7)		3	8	11
Reclassification of Compass shares as long term investments		(204)	-	-
DECREASE / (INCREASE) IN NET DEBT	**28**	**47**	**340**	**370**
Net debt at beginning of period		(2,849)	(2,802)	(2,462)
Net debt at end of period		(2,802)	(2,462)	(2,092)
DECREASE / (INCREASE) IN NET DEBT	**28**	**47**	**340**	**370**
NET CASH FROM OPERATING ACTIVITIES		**672**	**862**	**918**
NET CASH USED BY INVESTING ACTIVITIES (1)+(2)+(3)		**(458)**	**(409)**	**(608)**
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES (4)+(5)		**(314)**	**(294)**	**23**
OTHER CASH FLOWS (6)+(7)		**147**	**181**	**37**
DECREASE / (INCREASE) IN NET DEBT	**28**	**47**	**340**	**370**

(*) *Included €308 million concerning Club Méditerranée (see note 2.B.3)*
(**) *Included €296 million concerning Club Méditerranée (see note 2.B.3)*



CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (BEFORE MINORITY INTERESTS)

In € millions	Number of shares outstanding	Capital stock	Additional paid-in capital	Cumulative translation adjustment [1]	Retained earnings and net income	Consolidated shareholders' equity
AT DECEMBER 31, 2002	**197,729 819**	**593**	**1,903**	**(135)**	**1,532**	**3,893**
ISSUANCE OF SHARES :						
- On conversion of ORANE	-	-	-	-	-	-
- On exercise of stock options	1,000	-	-	-	-	-
- Purchases of treasury stock	-	-	-	-	-	-
- Mergers	-	-	-	-	-	-
- Employee share issue	-	-	-	-	-	-
Gross dividends paid	-	-	-	-	(264)	(264)
Translation adjustments	-	-	-	(312)	-	(312)
Net income for the year	-	-	-	-	270	270
AT DECEMBER 31, 2003	**197,730 819**	**593**	**1,903**	**(447)**	**1,538**	**3,587**
ISSUANCE OF SHARES :						
- On conversion of ORANE	6,965,325	21	258	-	-	279
- On exercise of stock options	94,500	-	1	-	-	1
- Purchases of treasury stock	-	-	-	-	-	-
- Earn Out Club Méditerranée [3]	550,000	1	16	-	-	17
- Mergers	-	-	-	-	-	-
- Employee share issue	391,134	2	9	-	-	11
Gross dividends paid	-	-	-	-	(266)	(266)
Translation adjustments	-	-	-	(113)	-	(113)
Net income for the year	-	-	-	-	239	239
AT DECEMBER 31, 2004 [2]	**205,731 778**	**617**	**2,187**	**(560)**	**1,511**	**3,755**

(1) Including a €15 million negative adjustment related to euro-zone countries at December 31, 2002
Including a €17 million negative adjustment related to euro-zone countries at December 31, 2003
Including a €15 million negative adjustment related to euro-zone countries at December 31, 2004

(2) At December 31, 2004, Accor held 1,528,731 shares in treasury stock, for a net book value of €49 million (gross value of €63 million). These shares have been deducted from shareholders' equity at cost.

(3) Earn-out payment in shares due to CDC in respect of the Club Méditerranée acquisition. In accordance with standard CRC 99-02, this amount was recorded as a deduction from equity at the time of acquisition, together with the treasury stock lodged as collateral for the earn-out payment.

The €113 million negative translation adjustment for 2004 primarily concerns the US dollar. The Euro's evolution against the dollar resulted in a negative translation adjustment to the value of the Group's North American assets, mainly Motel 6 and Red Roof Inn, in the amount of € (127) million for 2004.

The euro / US dollar exchange rates used were:
- at December 2002: 1.0487;
- at December 2003: 1.2630;
- at December 2004: 1.3621.

KEY MANAGEMENT RATIOS

	Note	2002	2003	2004
Gearing	a	70%	67%	55%
Adjusted Funds From Operations / Adjusted Net Debt	b	16.5%	15.7%	16.8%
Interest Cover	c	5,6	5,6	5,6
Return on Capital Employed	d	10.7%	9.2%	10.0%
Economic Value Added ® (in € millions)	e	278	208	219

Note (a) : Gearing corresponds to the ratio of net debt to shareholders' equity (including minority interests).

Note (b) : Based on the method used by the main rating agencies, the adjusted funds from operations / adjusted net debt ratio are calculated as follows:
Funds from operations (see consolidated statement of cash flows) are adjusted by adding back two-thirds of rental expense.
Net debt is adjusted to take into account business acquisitions and disposals, prorated on the basis of the impact on the income statement. For example, the proceeds from a disposal carried out on December 31 will be eliminated in full from the cash equivalents used to compute net debt. Adjusted net debt includes eight times annual rental expense in accordance with the methods recommended by the three leading rating agencies.

Note (c) : Interest cover corresponds to Ebitdar expressed as multiple of net interest expense plus one-third of rental expense.

Note (d) : Return on Capital Employed (ROCE) is defined below.

Note (e) : Economic Value Added (EVA) was calculated as follows for 2002, 2003 and 2004.

Economic value added has been established on the following basis:

		2002	2003	2004
Cost of equity	(1)	8.74%	8.15%	8.53%
Cost of debt (after tax)		2.62%	2.33%	2.41%
Equity / debt weighting				
- Equity		58.13%	59.93%	64.69%
- Debt		41.87%	40.07%	35.31%
WEIGHTED AVERAGE COST OF CAPITAL (WACC)	(2)	**6.18%**	**5.82%**	**6.37%**
ROCE AFTER TAX	(3)	**8.56%**	**7.63%**	**8.28%**
CAPITAL EMPLOYED (SEE ROCE BELOW) (IN MILLIONS)		**11,846**	**11,599**	**11,489**
ECONOMIC VALUE ADDED ® (IN MILLIONS)	(4)	**278**	**208**	**219**

(1) The Beta used to calculate the cost of equity for 2003 and 2004 was 1.

(2) WACC is determined as follows:

$$\text{Cost of Equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{debt})} + \text{Cost of Debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}$$

(3) ROCE after tax is determined as follows :

$$\frac{\text{Adjusted EBITDA} - [(\text{Adjusted EBITDA} - \text{depreciation and operating provision expense}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, the data used at December 31, 2004 were as follows:

Adjusted EBITDA:	*€1,150 M (see ROCE below)*
Depreciation and operating provision expense:	*€ - 437 M*
Normative tax rate:	*27.9%*
Capital employed:	*€11,489 M (see ROCE below)*

(4) EVA is determined as follows :
(ROCE after tax – WACC) X Capital employed.
The impact of a 0.1 increase or decrease in the Beta would have been €28 million in 2003 and €36 million in 2004.

FINANCIAL STATEMENTS


RETURN ON CAPITAL EMPLOYED
(ROCE)

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses.

It is also an indicator of the profitability of assets that are either non-consolidated or accounted for by the equity method.
It is calculated on the basis of aggregated amounts derived from the consolidated financial statements:

- Adjusted EBITDA: for each business, total of EBITDA, plus financial revenues (dividends and interest income) generated by unconsolidated assets, plus share in the net income of companies accounted for by the equity method;
- Capital Employed: for each business, total value of fixed assets, based on average cost of total of gross assets, plus working capital.

ROCE corresponds to the ratio between EBITDA and average capital employed for the period. At December 31, 2004, ROCE stood at 10.0% versus 9.2% the previous year.

Excluding hotels under construction (representing capital employed that does not currently generate any EBITDA), ROCE would have been 10.2% in December 2004 versus 9.4% in December 2003.

In € millions	2002	2003	2004
Capital employed at year-end	11,601	11,250	11,636
Adjustments related to business acquisitions and disposals (1)	203	283	(358)
Effect of exchange rate changes on capital employed (2)	42	66	211
CAPITAL EMPLOYED	**11,846**	**11,599**	**11,489**
EBITDA	1,210	1,039	1,099
Interest income on external loans and dividends	40	37	41
Income from companies accounted for by the equity method	14	(6)	10
ADJUSTED EBITDA	**1,264**	**1,070**	**1,150**
ROCE (ADJUSTED EBITDA / CAPITAL EMPLOYED)	**10.7%**	**9.2%**	**10.0 %**

(1) For the purpose of calculating ROCE, capital employed in businesses acquired or disposed of during the year is prorated over the period of ownership. For example, the capital employed in a business acquired on December 31 that did not generate EBITDA during the year would not be included in the calculation.

(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

Return on capital employed over a 12-month rolling period broken down as follows:

Activities	2002	2003	2004
HOTELS	**10.2%**	**8.7%**	**8.9%**
Up and Midscale Hotels(*)	9.2%	6.8%	7.2%
Economy Hotels(**)	14.8%	15.1%	15.8%
Economy Hotels United States	8.8%	7.2%	6.8%
SERVICES	**26.7%**	**24.2%**	**24.8%**
OTHER BUSINESSES			
Travel Agencies	9.0%	6.9%	11.5%
Casinos	14.5%	15.5%	14.9%
Restaurants	11.0%	11.0%	11.9%
Onboard Train Services	8.9%	9.5%	8.7%
Other	2.5%	2.6%	5.7%
TOTAL GROUP	**10.7%**	**9.2%**	**10.0%**

(*) *7.1% and 7.3% excluding hotels under construction as of December 31, 2003 and December 31, 2004 respectively.*

(**) *15,8% and 16,3% excluding hotels under development as of December 31, 2003 and December 31, 2004 respectively.*

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Accor Group have been prepared in accordance with French generally accepted accounting principles, including the Group conforms to standard CRC 99-02.

As of January 1, 2002, the Group adopted standard CRC 2000-06 concerning liabilities. This change in method had no impact on both opening shareholders' equity and net income for the period.

In view of the international scope of its businesses, where alternative accounting treatments are permitted under French rules, the Group has selected the accounting treatment that most closely reflects international accounting practices (capitalization of finance leases, full recognition in the balance sheet of employee benefit obligations, full recognition in the income statement of unrealized exchange gains and losses).

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group principles prior to consolidation.

A. Consolidation methods

The companies over which the Group exercises exclusive control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights, directly or indirectly.

B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.
Goodwill, representing the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets at the date of acquisition, after the fair value adjustments, is amortized over the estimated period of benefit, not to exceed 40 years. The amortization period is determined based on the nature of the acquired business and prevailing market conditions, as well as the operating assumptions applied and projections made at the time of acquisition.

The amortization periods applied are as follows:

◦ Hotels	40 years
◦ Onboard Train Services	40 years
◦ Services	40 years
◦ Travel Agencies	20 years
◦ Restaurants	20 years
◦ Casinos	20 years

In the case of an unfavourable change in these factors, the amortization period may be shortened or an exceptional amortization may be booked.

C. Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the closing period exchange rate, and their income statements are translated at the average rate of the year. The resulting differences are recorded as a separate component of shareholders' equity under "Cumulative translation adjustment".

In the case of subsidiaries operating in hyper-inflationary economies, non-monetary balance sheet items are translated at the historical exchange rate, while monetary items are translated at the closing period exchange rate. Income statement items related to non-monetary balance sheet items are also translated at the historical rate.

Other income statement items are translated at the average rate of the month in which the translation was recorded. Differences resulting from the application of this method are recorded in the income statement under "Net interest expense".

D. Fixed assets

D.1. INTANGIBLE FIXED ASSETS

Intangible fixed assets are stated at cost.
Start-up costs and organization expenses are amortized over a maximum period of five years.
Lease rights are usually amortized over the life of the lease.
As from January 1, 2002 business rights, networks and brand names are included in goodwill and amortized by the straight-line method over maximum periods described in the above note B.
Intangible assets recognized in connection with business combinations are valued on the basis of estimates obtained from independent experts. These estimates are produced using relevant criteria for the business concerned, which are also applied in subsequent years to determine whether the related assets concerned have suffered any impairment.

- Identified brands are valued by applying a range of criteria, taking into account the level of brand recognition and the profits generated by the business conducted under the brand concerned.
- Market shares of services and onboard train services businesses representing investments made to strengthen the Group's market position are valued based on projections of future revenues and earnings.
- Brands and market shares are not amortized. They are assessed at regular intervals and whenever an event occurs which appears to indicate that their value may not be recoverable. If their fair value, as determined using the criteria applied at the time of acquisition, is lower than their net book value and the impairment in value is of a permanent nature, a provision is booked for the difference.

D.2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, including capitalized interest. The Group did not anticipate the CRC 2002-10 rule. They are depreciated on a straight-line basis over the following useful lives:

◦ Formule 1/Etap/Motel 6/Red Roof/Studio 6 hotels	35 years(*)
◦ Other hotels	50 years(*)
◦ Onboard Train Services rolling stock	20 years
◦ Other buildings	10 to 30 years
◦ Fixtures and fittings, furniture	5 to 10 years

(*) *Based on industry region and the Group's assessment of the useful lives of its assets, the useful life of Formule 1, Etap, Motel 6, Red Roof and Studio 6 hotel properties has been reduced to 35 years from 40 and that of the other hotel properties from 60 years to 50, effective January 1, 2004.*

D.3. FINANCE LEASES, SALE AND LEASE-BACK TRANSACTIONS

In accordance with the recommended French accounting method dealing with leases, assets acquired under finance leases are capitalized. The Group qualifies as finance leases any leases that transfer substantially all of the risks and rewards of ownership to the lessee. The related assets are capitalized and depreciated over their estimated useful lives, and the liability in the same amount is recorded under liabilities.

The gain on assets sold under sale and lease-back agreements with all the characteristics of a finance lease is deferred and recognized in the income statement over the life of the lease, except in the case of a permanent impairment in value of the asset.

All other leases are treated as operating leases. Payments under these leases are recorded directly in the income statement. Future payments under operating leases are presented in note 5 below. Gains on assets sold under sale and lease-back agreements with all the characteristics of an operating lease, where the sale price and rent are based on market values determined most frequently by an independent expert, are recognized directly in income.

D.4 OTHER CAPITAL ASSETS.

Long-term financial portfolio investments and investments in non-consolidated companies are recorded at cost.

D.5. LONG-LIVED ASSETS

Long-lived assets are stated at cost. Assets whose value is impaired are written down to fair value, or market value in the case of assets that are intended to be sold.

■ Fair value of intangible assets and goodwill

At each year-end, the Group determines whether there are any indicators of impairment in value of intangible assets. These indicators may include a fall in EBIT or a loss of market share. Where there is an indication that the value of an intangible asset may be impaired, if the asset is not intended to be sold, its fair value is assessed using the discounted cash flow method, including a final value determined by reference to the long-term rate of growth in revenues generated by the asset. The valuation is generally based on a maximum of five years' projected cash flows and a pre-tax discount rate.

Allowances for impairment in value are charged to the income statement under "Gains and losses on management of other assets" and/or "Amortization of goodwill" (See note 1.P.6).

□ Fair value of property, plant and equipment

At each year-end, the Group determines whether there are any indicators of impairment in value of property, plant and equipment. These indicators may include a fall in EBITDAR or a decline in prices on the real estate market. The analysis is performed separately for each property in the case of Upper and Midscale hotels (Sofitel, Novotel, Mercure, Ibis brands) and in the aggregate by country for very low Economy hotels.

Where there is an indication that the value of an asset may be impaired, its fair value is assessed based on a multiple of EBITDA and on the discounted cash flow method, including a final value determined by reference to the long-term rate of growth in revenues generated by the asset. As in the case of intangible assets, the valuation is generally based on a maximum of five years' projected cash flows and a pre-tax discount rate.

The amount of the impairment is determined by comparing the net book value of the asset with the higher of the values obtained by applying the two recommended methods described above. Allowances for impairment in value are charged to the income statement under "Gains and losses on management of the hotel portfolio" (See note 1.P.5).

■ Fair value of investments in non-consolidated companies

The fair value of investments in non-consolidated companies is based on the Group's equity in the underlying revalued net assets, the earnings outlook of the company concerned and other indicators. The fair value of long-term financial portfolio investments reflects the general outlook for the company concerned and therefore does not systematically correspond to market value in the case of listed shares.

E. Inventories

Inventories are stated at the lower of weighted average cost and probable realizable value. Moreover, they include assets held for resale.

F. Service vouchers reserve funds

As a result of legal restrictions on the use of Ticket Restaurant operating funds in France, these funds are held in special escrow accounts.

G. Marketable securities

Market securities are stated at the lower of cost and market.

H. Deferred charges

Deferred charges include:

- costs incurred prior to the opening of new hotels and restaurants, which are written off over three years in the case of hotels and over one year in the case of restaurants;
- costs related to the acquisition of fixed assets, which are written off over a maximum of five years;
- bond issuance costs, which are written off over the life of the issue;
- costs related to the development of data processing systems, which are written off over the useful life of the systems.

Deferred charges are included in "other receivables and accruals".

I. Prepaid expenses

Prepaid expenses correspond to expenses paid during a given period but related to the following periods. They also include the rental expenses which are charged to the income statement on a straight-line basis over the life of the lease (see note 5).
Prepaid expenses are included in "other receivables and accruals".

J. Payroll costs

Payroll costs include all sums paid by the Company to its salaried employees, including employee profit-sharing.

K. Provisions

The Accor Group applies the standards 00-01 of April, 20, 2000 of the National Council of Accountancy, concerning the accounting liabilities adopted by the recommended method contained in the standard 00-06 of December 7, 2000 issued by the "Comité de la Règlementation Comptable". Provisions are booked when at the end of the period an obligation exists towards a third party and which will produce a probable or certain outflow in his favour, without counterpart at least equivalent expected by him. These bonds can be legal, regulated or contractual. They are evaluated according to their nature by taking into account the most probable assumption or by using the statistical methods.

Effective from January 1, 2000, full provision is made for these commitments, in accordance with the recommended method contained in standard CRC 99-02 issued by the "Comité de la Réglementation Comptable".

Obligations under defined benefit plans are calculated in accordance with the projected unit credit method.

The amount of the obligation is estimated by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality and staff turnover rates and discount rates. The assumptions applied take into account macro-economic conditions in the countries where the Group operates and other specific circumstances.

The projected benefit obligation was determined by taking into account the fair value of plan assets. Unamortized actuarial gains and losses at that date were not charged to opening shareholders' equity.

Actuarial gains and losses arising from changes in actuarial assumptions are recorded directly in provisions for contingencies and charges.

L. Foreign currency conversion

Transactions carried out by Group companies in currencies other than their local currency are converted at the exchange rate ruling on the transaction date.

Foreign currency receivables and payables other than those for which the exchange rate has been fixed by means of a hedging contract are converted into euros at the closing period exchange rate and the resulting unrealised exchange gain or loss is recorded in the income statement under "Net interest expense".

M. Deferred taxes

Deferred taxes are recognized by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis. Under the liability method, deferred taxes recognized in prior years are adjusted at the year-end based on the latest known tax rate. The effects of the change in tax rate are stated in the Profit and Loss account of the periods that are concerned by the tax rate variation.

Deferred tax assets on ordinary and evergreen tax loss carry forwards are recognized only if they are almost certain of being recovered in the foreseeable future. Deferred tax liabilities are included in "Provisions for contingencies and charges".

N. Options and shares

N.1 STOCK-OPTIONS

Certain subsidiaries, mainly in the United States and in France, have set up employee stock option plans. As these subsidiaries are not listed, the Group is committed to buying back the shares issued on exercise of the options, at a price based on their fair values (generally corresponding to a multiple of EBITDA less net debt).

At each year-end, the Group estimates the impact of the exercise of stock options on its equity in the net assets of the subsidiary concerned. The potential dilutive effect is provided for. The provision is charged to the income statement under "Gains and losses on disposals of other assets".

Stock options granted by the parent company do not affect consolidated net income. When the stock options are exercised, the Group records the shares issued as a capital increase according to the payments received from the employees concerned.

N.2 SELF-DETAINED ACCOR SHARES

Accor SA shares held by the parent company and/or Group companies are recorded as marketable securities, when the shares were specifically acquired for allocation to employees or to stabilize the share price. In all other case, they are deducted from consolidated shareholders' equity.

Accor SA shares held as marketable securities are recorded at the lower of cost and market. Provisions for impairment and any gain or loss on the sale of these shares are posted to the income statement.

In all other cases, the gain or loss on the sale of treasury stock and the related tax effect is directly recorded in consolidated shareholders' equity, without impacting net income for the year. These shares are not written down.

O. Financial instruments

Gains and losses on financial instruments acquired as hedges are accounted for on a symmetrical basis with the loss or gain on the hedged asset or liability.

P. Income statement and statement of cash flows

The consolidated income statement and statement of cash flows are presented on the same basis as the management reporting schedules used to manage the business.

P.1 REVENUES

Revenues correspond to the value of products and services sold in the normal course of business by fully and proportionally consolidated companies. These revenues include:

- Hotels: properties or hotels operate under lease contract, all revenues received from clients (including accommodation, catering and other services), hotels which are either managed or franchised, a received remuneration (management and franchise fees).
- Services: fees received from client companies and participating restaurants, royalties for the use of trademarks and technical assistance fees.
- Travel agencies: ticket sale, car rental and hotel booking commissions, service fees and margins on vacation package sales without risk.
- Onboard train services: sleeping compartment and food services billed to railway operators and subsidies received.
- Casinos: gross receipts from gaming activities (slot machines and traditional casino games).

P.2 OTHER OPERATING REVENUES

Other operating revenues include interest income on service voucher reserve funds.

These revenues plus the revenues defined above together represent the headline consolidated revenue figure used in Group communications.

P.3 EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense (EBITDAR) correspond to revenues less operating expenses. EBITDAR is used as a key management ratio.

P.4 PROFIT BEFORE TAX

Profit before tax corresponds to earnings after net interest expense and income from companies accounted for by the equity method. It therefore represents an indicator of Group performance after taking into account financing costs.

P.5 GAINS AND LOSSES ON DISPOSALS OF HOTEL PROPERTIES

This item includes not only gains and losses on disposals of hotel properties, but also movements in provisions for impairment in value on properties that are not intended to be sold. The disposals represent routine hotel portfolio management transactions, and are not directly related to the management of continuing operations.

P.6 GAINS AND LOSSES ON DISPOSALS OF OTHER ASSETS

This item corresponds to gains and losses on disposals of fixed assets other than hotels and movements in provisions for impairment in the value of these assets, as well as other non-operating gains and losses. The transactions concerned are not directly related to the management of continuing operations.

P.7 EXCEPTIONAL ITEMS (NET OF TAXES AND OF MINORITY INTERESTS)

Exceptional items correspond to income and expense that are exceptional in terms of their amount and frequency and which do not relate to the Group's continuing operations. They primarily concern significant changes in the portfolio.

P.8 CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statement of cash flows is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating and investing activities on the one hand and cash flows from financing activities on the other.

Cash flows from operating and investing activities include:

- funds from operations after changes in deferred taxes and capital gains excluding losses on disposals of assets;
- renovation and maintenance expenditure to maintain existing operating assets in a good state of repair at January 1st of each fiscal year;
- development expenditures, including the fixed assets of newly-consolidated subsidiaries and additions to fixed assets of existing subsidiaries;
- proceeds from the disposal of assets;
- the net change in working capital.

Q. Earnings per share

The accounting rules and methods used to calculate basic and diluted earnings per share comply with IAS 33 recommendation 27 of the "Ordre des Experts Comptables Français".

NOTE 2. CHANGES IN THE SCOPE OF CONSOLIDATION

A. Disposals

A.1 DISPOSALS AND LEASE-BACK OF HOTEL BUILDINGS

In 2003, the Group disposed of €265 million worth of buildings, followed by lease contract:

- 4 Up and Midscale hotels in France, for total proceeds of €46 million;
- 2 Up and Midscale hotels in the United Kingdom of €51 million.
- 5 hotels in Hungary for total proceeds of €88 million;
- 15 Economy properties in France, United Kingdom and Spain for total proceeds of €73 million.

During 2004, the Group disposed of €190 million worth of buildings:

- 1 Up and Midscale hotel in Spain, for total proceeds of €15 million;
- 4 Up and Midscale and 4 Economy hotels in Portugal, for total proceeds of €30 million;
- 1 Up and Midscale hotel in Italy, for total proceeds of €18 million;
- 1 Economy hotel in Italy, for total proceeds of €13 million;
- 2 Up and Midscale hotels in the United Kingdom, for total proceeds of €71 million;
- 2 Economy hotels in the United Kingdom, for total proceeds of €36 million;
- 1 Up and Midscale hotel in Brazil, for total proceeds of €4 million;
- 1 Economy hotel in Brazil, for total proceeds of €2 million.

A.2 DISPOSALS OF HOTELS

Accor also sold the buildings and business rights of hotels for a total amount of €121 million in 2002, €101 million in 2003 and €80 million in 2004.

In 2003, the €101 million disposals were related to:

- 1 Up and Midscale property in Portugal, for total proceeds of €4 million;
- 11 Up and Midscale and Economy properties in Poland, for total proceeds of €64 million;
- 4 Economy properties in France, for total proceeds of €3 million.
- 3 Up and Midscale hotels in France, for total proceeds of €8 million;
- 1 Economy property in the United States, for total proceeds of €3 million;
- 1 Up and Midscale hotels in Brazil, for total proceeds of €2 million.

During 2004, the Group disposals concerned :

- 4 Economy properties in Australia, for total proceeds of €8 million;
- 34 Up and Midscale properties in France, for total proceeds of €44 million;
- 2 Economy properties in France, for total proceeds of €2 million;
- 2 Up and Midscale and 1 Economy properties in Mexico, for total proceeds of €25 million.

A.3 ACCOR CASINOS – ACCOR, COLONY CAPITAL PARTNERSHIP

In 2001, Accor and the American investment fund Colony Capital signed an agreement aimed at creating Europe's leading group of casinos. As a consequence of this partnership, Colony Capital acquired 50% of Accor Casinos, (6% in 2001 and 44% in 2002). Accor continues to manage the company.

The deal was based on an enterprise value of €450 million and generated an after-tax consolidated capital gain of €68 million.

Accor has granted a €80 million loan to Colony Capital (see Note 17) in the frame of this operation.

Accor Casinos - Accor, Colony Capital, Barrière Desseigne Family Partnership

In December 2004, The Barrière Desseigne family, Accor and Colony Capital have signed an agreement in order to create the Groupe Lucien Barrière SAS company based on the combination of the casino and hotel assets of "Société Hôtelière de la Chaîne Lucien Barrière" (SHCLB), "Société des Hôtels et Casino de Deauville "(SHCD), Accor Casinos, and their respective subsidiaries. The new entity represents some one billion euros in revenues.

It operates 37 casinos, including those located in Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice, and 13 luxury hotels. It also has a large restaurant business, which includes Le Fouquet's restaurant on avenue des Champs-Elysées in Paris

On completion of this transaction, the Desseigne-Barrière family holds 51% of the new entity, named Groupe Lucien Barrière SAS, without having claimed any pre-emptive rights, Accor holds 34% and Colony Capital 15%. In addition to its equity interest, Colony Capital has purchased through Colyzeo, a European fund, €100 million worth of exchangeable equity bonds issued by the new group to bolster its financial position.

The Supervisory Board has 12 members, elected for a six-year term. Six candidates were designated by the Desseigne-Barrière family, four by Accor and two by Colony Capital and Colyzeo. All major decision have to be unanimously taken.

The merger was carried out through contributions of shares and, in part, through the sale by Accor and Colony of SHCD and Accor Casinos shares. The €83 million gain realized by Accor on the transaction is included in exceptional income in the 2004 accounts (see Note 13). On completion of the transaction, Accor held 34% of Groupe Lucien Barrière SAS, which has been consolidated on the basis of a 30.19% interest after taking into account the dilutive impact of the €100 million exchangeable bond issue. The necessary authorizations having been obtained on December 17, 2004, Groupe Lucien Barrière was proportionally consolidated in the balance sheet at December 31, 2004 with no impact in the 2004 income statement.

The impact on Accor Group net debt at December 31, 2004 was a €133 million decrease, including €65 million reduction of the Colony's loan (see Note 17).

Under the terms of the agreements, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable at October 31, 2007, 2008 and 2009 (corresponding to Groupe Lucien Barrière's fiscal year-end); in each case, the exercise period will last thirty days from October 31. If the option has not been exercised by October 31, 2009, Accor may exercise its call option.

The 15% interest in Groupe Lucien Barrière SAS will be determined by independent experts based on market prices. The option is included in off-balance sheet items at market value in the amount of €140 million (see note 35).

B. Investment program

B.1 FULL ACQUISITION OF GO VOYAGES

Accor acquired an initial 38.5% of Go Voyages in 2000 for a total price of €11.9 million.

In 2002, another 21.5% of the company was acquired for €12.3 million, raising the Group's interest to 60%.

In 2003, Accor increased its participation in Go Voyages by 10%, for an amount of €7.2 million, raising Group's interest to 70%.

In 2004, ACCOR's interest increased by 30% to reach 100% of Go Voyages capital, consecutive to an acquisition during 2004, for a total amount of €22 million.

Following implementation of innovative IT tools, Go Voyages is one of the most active and most efficient players in the travel and tourism market, especially on the Internet.

B.2 PARTICIPATION IN DORINT AG

During the second half of 2002, agreements were signed with German hotel management group Dorint AG and its major shareholder, Dr. Herbert Ebertz. In September 2002, Accor SA acquired a 16.79% interest in Dorint AG. In addition, another 13.21% of the company's capital was placed in an escrow account. This breakdown corresponds to the accounting treatment of the transaction in the parent company accounts.

In the consolidated accounts, which were published after the European Union competition authorities had approved the transaction; the shares held in escrow were considered as investment securities and accounted for as "other investments". At December 31, 2002, investments in non-consolidated companies amounted to €49.7 million.

Accor did not exercise any significant influence over Dorint AG in 2002, and consequently did not account for the company by the equity method in the 2002 financial statements.

Accor accounted for the company by the equity method since February 1, 2003, date of definitive agreement between Accor and Dorint.

Accor may also purchase an additional 25% of the company at any time between 2008 and 2010 by exercising a call option granted by Dr. Ebertz. This purchase option is based on a multiple of EBITDA of which is subtracted consolidated net debt, with a minimum fixed purchase price of €45 million. Lastly, Accor granted Dr. Herbert Ebertz a €35 million loan and gave Dorint AG a €25 million bank guarantee, "pari passu" with Dr. Herbert Ebertz. Today, Dorint AG owns 88 hotels totalling 15,400 rooms.

In addition, the Management Board and Supervisory Board of Dorint AG have approved the creation of a strategic partnership with ACCOR, based on franchise and marketing agreements. All Dorint hotels will be co-branded as Dorint-Sofitel, Dorint-Novotel and Dorint-Mercure properties. The Dorint sales and marketing teams have been integrated into the Accor network since February 1, 2003.

As mentioned above, since February 1, 2003, Accor accounted the Dorint Group for by the equity method to the extent of its portion of capital held on the period, namely 30%.

At the end of the first semester 2003, within the context of a capital increase subscribed by Accor and Dr. Herbert Ebertz, Accor acquired a further 10.19% for total proceeds of €13.2 million, raising Group's interest to 40.19%, a rate at which Accor accounted the Dorint Group for by the equity method during the second semester 2003.

At the beginning of the year 2004, Accor has announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel company to make the most of the coming economic recovery in Germany.

The plan, which extends measures undertaken in 2003 to reduce rental expense and operating costs, is based on the following measures:

- a €42 million new share issue;
- an additional issue of new shares planed for 2005, in a maximum amount of €8 million;
- the implementation of a management contract of Dorint hotels by Accor Germany, in order to improve their sales and operating performance as part of the co-branding strategy now being deployed with the Sofitel, Novotel and Mercure brands.

The plan was approved at end of July 2004 by Dorint shareholders at an Extraordinary Shareholders' Meeting. The company's two largest shareholders, Accor and the Ebertz family, have announced their support to the plan, with Accor taking part of the €42 million capital increase for an amount of €2.6 million, having its participation reduced to 26.01% as of end December 2004. This modification in the participation did not modify agreements described above.

In connection with this share issue, Accor granted put options on 28.8% of the capital to various Dorint shareholders. The puts are exercisable between July 1, 2008 and July 1, 2011 at a price corresponding to a multiple of Ebitdar less net debt.

For its part, Accor has a call option on 21.7% of Dorint's capital, exercisable between July 1, 2007 and June 30, 2009, also at a price corresponding to a multiple of Ebitdar less net debt. This is in addition to the call option on 25.42% of Dorint's capital granted by the Ebertz family.

B.3 ACQUISITION OF 28.9% OF THE CAPITAL OF CLUB MÉDITERRANÉE

Accor has announced that it is acquiring a 28.9% equity interest in Club Méditerranée, including the 21.2% of shares held by Agnelli Group (Exor/Ifil) and 7.7% held by Caisse des Dépôts et Consignations (CDC).

The transaction will be based on an acquisition price of €45 for each Club Méditerranée share, for a total of €252 million, plus an *earn-out clause, representing a maximum of €41 million as for the* Agnelli Group and 550,000 Accor shares as for the CDC Group.

The acquisition was financed by a €279 million ORANE convertible bond issue in August 2004. Each €40 bond will be convertible into one Accor share. The issue was largely underwritten by CDC which purchased bonds totalling €269 million. Conversion of the bonds is contingent on the transaction being approved by the European anti-trust authorities as of October 22,2004.

As of December 31, 2004, Club Méditerranée is accounted for by the equity method on the basis of Group accounts as of October 31,2004, with no impact on consolidated Group income.

B.4 OTHER INVESTMENTS (EXTERNAL AND ORGANIC GROWTH)

Taking into account external and organic growth, since January, 2004, the Group opened or acquired 188 hotels (23,472 rooms) and closed 109 hotels (13,448 rooms).

B.4.a Hotel portfolio by brand and type of management at December 31, 2004

In number of hotels	Ownership	Rental	Management	Franchise	Total
Sofitel	29	44	96	14	183
Novotel	61	166	123	46	396
Mercure	56	203	209	252	720
Ibis	130	281	62	219	692
Etap Hotel	86	92	9	124	311
Formule 1	237	117	3	15	372
Red Roof	94	153	-	100	347
Motel 6 / Studio 6	227	492	1	173	893
Others	7	14	32	6	59
TOTAL	**927**	**1,562**	**535**	**949**	**3,973**
Total in %	*23.3%*	*39.3%*	*13.5%*	*23.9%*	*100.0%*

In number of rooms	Ownership	Rental	Management	Franchise	Total
Sofitel	4,629	10,014	20,918	2,537	38,098
Novotel	9,171	26,009	25,742	7,418	68,340
Mercure	5,511	28,136	28 914	22,791	85,352
Ibis	14,539	35,365	9,281	16,417	75,602
Etap Hotel	6,745	7,978	927	9,251	24,901
Formule 1	17,439	9,710	270	1,004	28,423
Red Roof	11,529	17,592	-	8,897	38,018
Motel 6 / Studio 6	25,102	55,856	59	11,931	92,948
Others	1,497	2,198	6,802	1,248	11,745
TOTAL	**96,162**	**192,858**	**92,913**	**81,494**	**463,427**
Total in %	*20,8%*	*41.6%*	*20.1%*	*17.6%*	*100.0%*

B.4.b Hotel portfolio by region and type of management at December 31, 2004

In number of hotels	Ownership	Rental	Management	Franchise	Total
France	390	368	60	501	1,319
Europe excluding France	141	459	133	146	879
North America	326	652	6	273	1,257
Latin America & Caribbean	23	27	97	11	158
Other Countries	47	56	239	18	360
TOTAL	**927**	**1,562**	**535**	**949**	**3,973**
Total in %	*23.3%*	*39.3%*	*13.5%*	*23.9%*	*100.0%*

In number of rooms	Ownership	Rental	Management	Franchise	Total
France	33,040	43,261	7,276	36,463	120,040
Europe excluding France	16,329	60,392	23,538	20,028	120,287
North America	38,348	75,781	1,388	20,828	136,345
Latin America & Caribbean	3,389	5,282	13,642	1,042	23,355
Other Countries	5,056	8,142	47,069	3,133	63,400
TOTAL	**96,162**	**192,858**	**92,913**	**81,494**	**463,427**
Total in %	*20.8%*	*41.6%*	*20.0%*	*17.6%*	*100.0%*

B.4.c Hotel portfolio by region and brand at December 31, 2004

In number of hotels	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	36	52	11	18	66	183
Novotel	123	167	6	17	83	396
Mercure	283	263	-	81	93	720
Ibis	348	266	-	38	40	692
Etap Hotel	229	81	-	-	1	311
Formule 1	284	44	-	3	41	372
Red Roof	-	-	347	-	-	347
Motel 6 / Studio 6	-	-	893	-	-	893
Others	16	6	-	1	36	59
TOTAL	**1,319**	**879**	**1,257**	**158**	**360**	**3,973**
Total in %	*33.2%*	*22.1%*	*31.6%*	*4.0%*	*9.1%*	*100.0%*

In number of rooms	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	6,489	10,008	3,543	2,875	15,183	38,098
Novotel	15,966	30,145	1,836	2,773	17,620	68,340
Mercure	26,196	35,908	-	10,512	12,736	85,352
Ibis	30,719	32,974	-	5,712	6,197	75,602
Etap Hotel	17,542	7,240	-	-	119	24,901
Formule 1	21,060	3,183	-	1,098	3,082	28,423
Red Roof	-	-	38,018	-	-	38,018
Motel 6 / Studio 6	-	-	92,948	-	-	92,948
Others	2,068	829	-	385	8,463	11,745
TOTAL	**120,040**	**120,287**	**136,345**	**23,355**	**63,400**	**463,427**
Total in %	*25.9%*	*26.0%*	*29.4%*	*5.0%*	*13.7%*	*100.0%*

B.4.d Hotel portfolio expected development at December 31, 2004

In number of rooms and according to projects undertaken as of today, the expected organic growth for the coming periods is :

In number of rooms	Ownership	Rental	Management	Franchise	Total
2005	2,452	4,485	9,118	4,528	20,583
2006	1,276	7,952	2,850	1,013	13,091
2007	927	764	100	-	1,791
TOTAL	**4,655**	**13,201**	**12,068**	**5,541**	**35,465**

NOTE 3. BREAKDOWN OF CONSOLIDATED REVENUES BY REGION AND BY BUSINESS

in € millions	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide structures [1]	2004	2003 Proforma [2]	2002
HOTELS	**1,666**	**1,655**	**1,108**	**132**	**377**	**98**	**5,036**	**4,851**	**5,014**
Up and Midscale Hotels	1,057	1,102	186	108	314	98	2,865	2,694	2,660
Economy Hotels	609	553	-	24	63	-	1,249	1,168	1,140
Economy Hotels United States	-	-	922	-	-	-	922	989	1,214
SERVICES	**107**	**197**	**10**	**173**	**18**	**2**	**507**	**472**	**482**
OTHER BUSINESSES									
Travel Agencies	98	185	115	23	16	4	441	382	453
Casinos	203	-	-	-	18	-	221	212	253
Restaurants	91	246	-	98	14	-	449	419	432
Onboard Train Services	130	129	-	-	-	2	261	277	284
Holding and other	125	63	-	12	-	8	208	215	221
TOTAL 2004	**2,420**	**2,475**	**1,233**	**438**	**443**	**114**	**7,123**		
TOTAL 2003 Proforma [2]	**2,327**	**2,278**	**1,276**	**404**	**413**	**130**		**6,828**	
TOTAL 2002	**2,405**	**2,238**	**1,550**	**457**	**383**	**106**			**7,139**

(1) As of December 31, 2004, revenues of units of which the revenues (corresponding to royalties) are not generated in a single region are included under Worldwide Structures.

(2) Pro forma, 2003 revenues have been restated to be comparable with the revenues published in 2004. Reclassifications concern reallocation between geographical areas and reallocation between businesses.

Consolidated revenues totalled €7,123 million on December 31, 2004 versus €6,828 million on December 31, 2003 representing an increase of €295 million (+4.3%).

The reported year-on-year increase broken down as follows:

◦ Like-for-like	+4,6%	+316 M€
◦ Business expansion	+3,0%	+202 M€
◦ Currency effect	-2,0%	-139 M€
◦ Disposals	-1,2%	-84 M€
Evolution in revenues during 2004	**+4,3%**	**295 M€**

Breakdown of consolidated revenues by business

in € millions	Reported	Like-for-like	
HOTELS	**+185**	**+201**	**+4.1%**
Up and Midscale Hotels	+171	+136	+5.0%
Economy Hotels	+81	+39	+3.3%
Economy Hotels United	(67)	+26	+2.6%
SERVICES	**+35**	**+44**	**+9.4%**
OTHER BUSINESSES	+75	+71	+4.7%
Travel Agencies	+59	+22	+5.7%
Casinos	+9	+1	+0.5%
Restaurants	+30	+35	+8.3%
Onboard Train Services	(16)	+5	+1.9%
Holding and Others	(7)	+8	+3.8%
TOTAL GROUP	**+295**	**+316**	**+4.6%**

Breakdown of consolidated revenues by region

in € millions	Reported	Like-for-like	
France	+93	+52	+2.3%
Europe (excluding France)	+197	+110	+4.8%
North America	(43)	+56	+4.4%
Latin America	+34	+57	+14.1%
Other Countries	+30	+34	+8.3%
Worldwide Structures	(16)	+7	+4.9%
TOTAL GROUP	**+295**	**+316**	**+4.6%**

NOTE 4. BREAKDOWN OF EBITDAR BY BUSINESS AND REGION

In € millions	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide structures [1]	2004	2003 Proforma [2]	2002
HOTELS	**479**	**505**	**372**	**16**	**98**	**11**	**1,481**	**1,436**	**1,581**
Up and Midscale Hotels	268	300	40	8	71	11	698	648	694
Economy Hotels	211	205	-	8	27	-	451	420	423
Economy Hotels United States	-	-	332	-	-	-	332	368	464
SERVICES	**36**	**102**	**2**	**78**	**2**	**(12)**	**208**	**189**	**203**
OTHER BUSINESSES									
Travel Agencies	17	36	13	1	2	2	71	47	59
Casinos	32	-	-	-	7	-	39	38	46
Restaurants	7	21	-	7	1	-	36	35	32
Onboard Train Services	3	9	-	-	-	2	14	15	14
Holding and Other	7	7	-	1	-	(5)	10	9	1
TOTAL 2004	**581**	**680**	**387**	**103**	**110**	**(2)**	**1,859**		
TOTAL 2003 Proforma [2]	**568**	**622**	**409**	**83**	**98**	**(11)**		**1,769**	
TOTAL 2002	**563**	**642**	**511**	**96**	**90**	**34**			**1,936**

(1) EBITDAR of units of which the revenues (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

(2) Proforma, 2003 EBITDAR have been restated to be comparable with the figures published in 2004. Reclassifications concern reallocation between geographical areas and reallocation between businesses.

On December 31, 2004, EBITDAR amounted €1,859 million, compared with €1,769 million on December 31, 2003.

The year-on-year increase broken down as follows:

◦ Like-for-like	+107
◦ Business expansion	+44
◦ Currency effect	-46
◦ Disposals	-15
Evolution in EBITDAR in 2004	**+90**

Breakdown of EBITDAR by business

In € millions	Reported	Like-for-like
HOTELS	**+45**	**+58**
Up and Midscale Hotels	+50	+46
Economy Hotels	+31	+14
Economy Hotels United States	(36)	(2)
SERVICES	**+19**	**+28**
OTHER BUSINESSES	**+26**	**+21**
Travel Agencies	**+24**	**+21**
Casinos	+1	(1)
Restaurants	+1	+2
Onboard Train Services	(1)	+2
Holding and Others	+1	(3)
TOTAL GROUP	**+90**	**+107**

Breakdown of EBITDAR by region

In € millions	Reported	Like-for-like
France	+13	+7
Europe (excluding France)	+58	+40
North America	(22)	+13
Latin America	+20	+27
Other Countries	+12	+11
Worldwide Structures	+9	+9
TOTAL GROUP	**+90**	**+107**

NOTE 5. RENTAL EXPENSE

Rental expense amounted to €730 million on December 31, 2003 versus €760 million on December 31, 2004.

In accordance with international accounting standards (see Note 1.D.3), rental expense corresponds exclusively to operating leases. Finance leases are capitalized and the obligation corresponding to future lease payments is recorded under liabilities in the amount of €183 million (see Note 27). Rental expense is charged to the income statement on a straight-line basis over the life of the lease, even if payments are not made on that basis. The annual charge is indexed to an appropriate benchmark, such as the French INSEE new construction index, in order to recognize a constant expense stream on an economic basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of these leases include any clauses requiring advance payment of rentals in the event of a downgrading of ACCOR's credit rating or for other reasons, or any cross-default clauses or covenants.

The amount of €760 million corresponds to 1,562 hotel leases, including 67% with a purchase option and 33% without a purchase option. Usually, the purchase options are fixed in the lease contracts proportionally to the initial value of the owner investment. Generally, these options can be exercise after 10 or 12 years of the lease contract. In addition, some contracts allow the acquisition of goods, based on an expert evaluation, at the end of the contract.

Undiscounted rental expenses were as follows:

In € millions	2002	2003	2004
Up and Midscale Hotels	(357)	(373)	(402)
Economy Hotels	(131)	(157)	(171)
Economy Hotels United States	(189)	(162)	(157)
HOTELS	**(677)**	**(692)**	**(730)**
OTHER	**(49)**	**(38)**	**(30)**
TOTAL	**(726)**	**(730)**	**(760)**

Undiscounted rental expenses by type of rent contract were as follows:

In € millions	Number of hotels	Rents 2004	Fixed rent expenses[1]
Fixed rent with option	1,047	(380)	(380)
Fixed rent without option	323	(164)	(164)
Fixed rent with a variable interest	94	(75)	(72)
Variable rent with minimum	75	(49)	(46)
Variable rent with capped minimum	2	(2)	(2)
Variable rent without minimum	21	(6)	-
Land rent	-	(9)	(9)
TOTAL HOTELS RENTAL EXPENSES	**1,562**	**(685)**	**(673)**
Offices rental expenses (hotels business)	-	(45)	(45)
Other activities	-	(30)	(30)
TOTAL RENTAL EXPENSES	**1,562**	**(760)**	**(748)**

(1) Minimum fixed rental expense in 2004. The difference between the rental expense (€760 million) and the minimum rental expense (€748 million) for 2004 is due to variable rental expense based on turnovers and EBITDAR.

From January 2005, future minimum **undiscounted rentals**[2] payable break down as follows by maturity :

Years	In € millions	Years	In € millions
2005	(714)	2015	(659)
2006	(717)	2016	(638)
2007	(717)	2017	(624)
2008	(711)	2018	(602)
2009	(710)	2019	(541)
2010	(700)	2020	(439)
2011	(694)	2021	(338)
2012	(692)	2022	(297)
2013	(686)	2023	(248)
2014	(673)	> 2024	(823)
		TOTAL	**(12,223)**

(2) Future rents are converted at the period average exchange rate.

NOTE 6. DETAIL OF DEPRECIATION AMORTIZATION AND PROVISIONS

In € millions	2002	2003	2004
Depreciation and amortization	(449)	(433)	(431)
Provisions	(6)	(3)	(6)
TOTAL	**(455)**	**(436)**	**(437)**

NOTE 7. BREAKDOWN OF EBIT BY BUSINESS AND BY REGION

in € millions	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide structures (1)	2004	2003 Proforma (2)	2002
HOTELS	**203**	**90**	**74**	**(3)**	**30**	**(7)**	**387**	**361**	**512**
Up and Midscale Hotels	88	28	(6)	(5)	18	(7)	116	90	152
Economy Hotels	115	62	-	2	12	-	191	172	198
Economy Hotels United States	-	-	80	-	-	-	80	99	162
SERVICES	**30**	**93**	**2**	**69**	**0**	**(16)**	**178**	**164**	**177**
OTHER BUSINESSES									
Travel Agencies	10	19	1	(1)	1	4	34	16	20
Casinos	21	-	-	-	6	-	27	27	33
Restaurants	2	14	-	4	(1)	-	19	20	16
Onboard Train Services	(3)	8	-	-	-	1	6	7	7
Holding companies and other	4	-	-	-	-	7	11	8	(10)
TOTAL 2004	**267**	**224**	**77**	**69**	**36**	**(11)**	**662**		
TOTAL 2003 Proforma (2)	**259**	**196**	**80**	**60**	**23**	**(15)**		**603**	
TOTAL 2002	**262**	**256**	**139**	**66**	**18**	**14**			**755**

(1) EBIT of units of which the costs and income (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

(2) Pro forma, 2003 EBIT have been restated to be comparable with the figures published in 2004. Reclassifications concern reallocation between geographical areas and reallocation between businesses.

On December 31, 2004, consolidated EBIT amounted to €662 million, compared with €603 million on December 31, 2003. The increase broken down as follows:

◦ Like-for-like	+94
◦ Business expansion	-16
◦ Currency effect	-17
◦ Disposals	-2
Evolution in EBIT during 2004	**+59**

Beakdown of EBIT by business

In € millions	Reported	Like-for-like
HOTELS	**+26**	**+57**
Up and Midscale Hotels	+26	+48
Economy Hotels	+19	+19
Economy Hotels United States	(19)	(10)
SERVICES	**+14**	**+23**
OTHER BUSINESSES	**+19**	**+14**
Travel Agencies	+18	+15
Casinos	-	(1)
Restaurants	(1)	-
Onboard Train Services	(1)	+2
Holding and Others	+3	(2)
TOTAL GROUP	**+59**	**+94**

Breakdown of EBIT by region

In € millions	Reported	Like-for-like
France	+8	+8
Europe (excluding France)	+28	+47
North America	(3)	+3
Latin America	+9	+21
Other Countries	+13	+12
Worldwide Structures	+4	+3
TOTAL GROUP	**+59**	**+94**

NOTE 8. NET INTEREST EXPENSE

In € millions	2002	2003	2004
Interest income (expense)	(106)	(71)	(79)
Other financial income and expense	40	(3)	(1)
NET INTEREST EXPENSE	**(66)**	**(74)**	**(80)**

Other financial income and expense breaks down as follows :

In € millions	2002	2003	2004
Dividends from non-consolidated companies and on marketable securities	9	6	5
Exchange gains and losses	44	6	10
Other movements in financial provisions(*)	(13)	(15)	(16)
TOTAL OTHER FINANCIAL INCOME AND EXPENSE	**40**	**(3)**	**(1)**

(*) *The 2003 and 2004 figures take into account a €(13) million provision for redemption premium on the OCEANE bond issued in April 2002.*

NOTE 9. INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

This item broken down as follows:

In € millions		2002	2003	2004
Orbis (Poland)		5	4	5
ABC Hotels (hotels Demeure / Libertel)		(2)	(4)	(4)
Société des Hôtels et Casino de Deauville	(see note 2.A.3)	8	7	6
Investments funds Tunisia & Marocco (STI & RISMA)		(4)	(5)	(2)
Dorint (Germany)	(see note 2.B.2)	-	(5)	(1)
Asia / Australia Hotels		9	1	2
Other		(2)	(4)	4
PRE-TAX INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD		**14**	**(6)**	**10**

NOTE 10. GAINS AND LOSSES ON DISPOSALS OF HOTEL PORTFOLIO

In € millions	2002	2003	2004
Gains and losses on disposals of hotel properties	84	102	13
Movement in provisions for impairment in value (note 1.D.5)	(30)	(34)	(39)
TOTAL	**54**	**68**	**(26)**

As of December 31, 2002, total includes:

- Net gains on disposals of hotel (buildings), mainly in Eastern Europe (€28 million), France (€29 million) and the Netherlands (€29 million);
- €30 million in charges to provisions for impairment in value of hotels mainly in the United States, the French West Indies and Jordan.

As of December 31, 2003, total includes:

- Gains on disposals of hotel buildings, primarily in Hungary for €42 million (5 units), France for €34 million (12 units), the United Kingdom for €10 million (4 units) and Poland for €8 million (11 units) : see Note 2.B.1;
- €30 million in charges to provisions for impairment (in case of probable asset disposal) in value of assets, held for sale or otherwise, mainly in the United States, Denmark, Portugal, the Dominican Republic and Israel.

As of December 31, 2004 total includes:

- Net gains on disposals mainly of hotels in Portugal for total proceeds of €13 million;
- €39 million in charges to provisions on assets which usefulness or market value (in case of probable asset disposal) has been estimated lower than the net book value. The main asset depreciated is a land located in the United States.

NOTE 11. GAINS AND LOSSES ON DISPOSALS OF OTHER ASSETS

In € millions	2002	2003	2004
Gains and losses on disposals of other assets	(3)	59	10
Provisions	12	(13)	(61)
Other non-operating gains and losses	(39)	(63)	(64)
TOTAL	**(30)**	**(17)**	**(115)**

As of December 31, 2002, the loss on disposals of other assets mainly consist in a gain on the disposal of three tour operators in Europe (€12 million), along with an €-18 million provision on Granada shares.

Net provision movements of €12 million include €29 million in reversals of provisions for litigation and other contingencies, offset by the recognition of non-operating losses in the same amount, and net additions to provisions for litigation and other contingencies of €-17 million.

Non-operating losses of €-39 million principally include the €-29 million European tour operators referred to above and a €-6 million loss arising from the discontinuation of "Cesta Ticket" in Brazil.

As of December 31, 2003, gains on disposals of other assets mainly consisted in a €51 million capital gain on the sale of Accor shares, along with a €7 million gain of the disposal of Granada shares.

Non-operating losses primarily comprise €35 million in restructuring costs in Hotel and Tour Operator divisions and €20 million in costs related to several disputes solved during the period.

As of December 31, 2004, net provision movements correspond essentially to a provision related to Compass shares for €58 million (see note 19).

Other non-operating gains and losses include €29 million in restructuring costs, an €7 million charge related to a litigation in the hotel division in France, a €7 million write-down of an information system and various disputes with franchisees, mainly in the United States.

NOTE 12. INCOME TAX

A. Income tax expense for the year (excluding exceptional items)

In € millions	2002	2003	2004
Current taxes	(196)	(147)	(144)
Deferred taxes	(30)	(8)	(8)
Tax on income from companies accounted for by the equity method	(8)	(8)	(6)
TOTAL	**(234)**	**(163)**	**(158)**

Profit before tax, including net gains on management of hotel portefolio	757	591	566
Income tax	(234)	(163)	(158)
EFFECTIVE TAX RATE ON PROFIT, INCLUDING NET GAINS ON MANAGEMENT OF HOTEL PORTEFOLIO	**30.9%**	**27.6%**	**27.9%**

B. Effective tax rate

In € millions	2002	2003	2004
Profit before tax	703	523	592
Net gains on management of hotel portfolio	54	68	(26)
Net gains on management of other assets	(30)	(17)	(115)
Exceptional items	68	-	83
Amortization of goodwill	(109)	(107)	(115)
PRE-TAX INCOME	**686**	**467**	**419**
Amortization of goodwill	109	104	110
Elimination of intercompany profits	13	(13)	(5)
Non-deductible asset impairment charges	5	13	1
Other	11	(13)	(3)
TOTAL PERMANENT DIFFERENCES (NON-DEDUCTIBLE EXPENSES)	**138**	**91**	**103**
UNTAXED INCOME OR INCOME TAXED AT REDUCED RATE	**(206)**	**(101)**	**(75)**
INCOME TAXABLE AT THE STANDARD RATE	**618**	**457**	**447**
Standard tax rate in France	35.43%	35.43%	35.43 %
THEORETICAL TAX CHARGE AT STANDARD FRENCH TAX RATE	**(219)**	**(162)**	**(158)**
Effect on theoretical tax charge of:			
- differences in foreign tax rates	8	7	15
- unutilized tax losses for the year	(42)	(36)	(31)
- utilization of tax loss carryforwards	5	6	6
- previously unrecognized deferred tax assets on temporary differences	-	(1)	11
- other	(1)	5	(11)
TOTAL	**(30)**	**(19)**	**(10)**
INCOME TAX AT STANDARD RATE	**(249)**	**(181)**	**(168)**
INCOME TAX AT REDUCED RATE	**15**	**18**	**10**
INCOME TAX RECORDED IN THE CONSOLIDATED INCOME STATEMENT	**(234)**	**(163)**	**(158)**
Profit before tax, including net gains on management of hotel portfolio	757	591	566
Income tax	(234)	(163)	(158)
EFFECTIVE TAX RATE ON PROFIT BEFORE TAX, INCLUDING NET GAINS ON DISPOSAL OF HOTEL PROPERTIES	**30.9%**	**27.6%**	**27.9 %**

C. Recognized deferred tax assets and liabilities

In € millions	2002	2003	2004
Deferred tax assets	60	45	47
Deferred tax liabilities	(264)	(284)	(279)
NET DEFERRED TAXES (1)	**(204)**	**(239)**	**(232)**

(1) Net deferred taxes breakdown as follows:

In € millions	2002	2003	2004
Deferred taxes on temporary differences in tax system and corporate financial statements	(101)	(149)	(134)
Deferred taxes on differences in consolidation and corporate financial statements	(184)	(211)	(164)
Deferred taxes on taxable losses carried forwards	81	121	66
NET DEFERRED TAXES	**(204)**	**(239)**	**(232)**

D. Unrecognized deferred tax assets

Unrecognized deferred tax assets amounted to €150 million at December 31, 2003 and €129 million at December 31, 2004.

NOTE 13. EXCEPTIONAL ITEMS (NET OF TAXES AND MINORITY INTERESTS)

In € millions	2002	2003	2004
EXCEPTIONAL ITEMS	68	-	83

In 2002, exceptional items include a €68 million gain on the sale of 44% of Accor Casinos to Colony Capital (see note 2.A.3).

In 2004, the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries were merged, leading to the recognition of an €83 million exceptional gain (see note 2.A.3), consecutive to Accor dilution.

NOTE 14. GOODWILL

In € millions	2002	2003	2004
Goodwill (gross)	2,241	2,353	2,462
Total amortizations and provisions	(562)	(634)	(704)
TOTAL NET GOODWILL	**1,679**	**1,719**	**1,758**

In € millions		2002	2003	2004
Up and Midscale Hotels France	(40 years)	209	218	215
Travel Agencies	(20 years)	198	183	213
Motel 6	(40 years)	285	228	204
Hotels, Australia / Pacific	(40 years)	181	195	181
Red Roof Inn	(40 years)	194	157	141
Casinos (Accor Casinos, SHCD and Groupe Lucien Barrière SAS)	(20 years)	135	127	141
Club Méditerranée	(40 years)	-	-	93
Economy Hotels (excluding Motel 6 and RRI)	(40 years)	109	97	93
Hotels, Asia	(20 years)	78	56	44
Go Voyages	(20 years)	20	26	44
Hotels, Poland	(40 years)	37	41	43
Hotels, Germany (Dorint)	(8 years)	-	82	39
Hotels, Italy (Sifalberghi)	(40 years)	8	33	32
Mexico Services	(40 years)	12	31	29
UK Services	(20 years)	-	-	23
Hotels, Egypt (Gezirah)	(28 years)	-	19	19
Hotels, Netherlands	(40 years)	13	19	18
Hotels, Hungary (Pannonía)	(40 years)	31	23	15
Romania Services	(40 years)	2	13	14
Sweden Services (Rikskuponger)	(40 years)	14	14	14
Argentina Services (Servicios Ticket)	(40 years)	9	11	10
Lenôtre	(20 years)	15	11	9
Venezuela Services (Seremca)	(40 years)	2	7	7
French Railway Catering	(7 years)	9	7	-
Other (under €6 million)		118	121	117
TOTAL NET GOODWILL		**1,679**	**1,719**	**1,758**

The change in net goodwill broken down as follows:

In € millions		2002	2003	2004
TOTAL NET GOODWILL AT BEGINNING OF PERIOD		**1,879**	**1,679**	**1,719**
Increase in gross value and impact of changes in scope of consolidation		**126**	**222**	**204**
- Club Méditerranée		-	-	93
- Carlson Wagonlit Travel (Maritz and Protravel)		-	-	48
- UK Services (Capital Incentive Services)		-	-	24
- Go Voyages	(see Note 2.B.1)	11	6	21
- Accor Services		9	17	5
- Hotels, Greece		-	-	5
- Hotels, Poland (Orbis)		25	(6)	2
- Hotels, Germany (Dorint)	(see Note 2.B.2)	-	90	-
- Services, Mexico (Dicasa)		-	26	-
- Hotels, Italy (Sifalberghi)		-	26	-
- Hotels, Egypt (Gezirah)		-	19	-
- French Up and Midscale Hotels, France		12	18	-
- Services Romania		-	12	-
- Other		69	14	6
DISPOSALS DURING THE PERIOD		**(28)**	**(7)**	**(15)**
AMORTIZATION		**(109)**	**(107)**	**(115)**
TRANSLATION ADJUSTMENTS		**(116)**	**(79)**	**(38)**
LINE-BY-LINE RESTATEMENT AND OTHER CHANGES		**(73)**	**11**	**3**
TOTAL NET GOODWILL AT END OF PERIOD		**1,679**	**1,719**	**1,758**

NOTE 15. INTANGIBLE FIXED ASSETS

In € millions	2002	2003	2004
Motel 6 brand (1)	191	159	147
Red Roof Inn brand (1)	114	95	88
Start-up costs	17	14	14
Other networks and brands	12	12	23
Onboard train services market share	75	75	75
Other intangible fixed assets	259	235	248
TOTAL (COST)	**668**	**590**	**595**
Amortization and provisions (2)	(189)	(206)	(231)
TOTAL (NET)	**479**	**384**	**364**

(1) Increases in the valuation of the Motel 6 and Red Roof Inns brands are primarily due to changes in the exchange rate of the US dollar against the euro at the balance sheet date (December 31, 2003: 1.2630 – December 31, 2004: 1.3621).

(2) When intangible assets are intended to be sold, an impairment provision is recorded if their estimated market value is lower than the net book value.

NOTE 16. PROPERTY, PLANT AND EQUIPMENT

In € millions	GROSS		
	2002	2003	2004
Land	550	503	462
Buildings	3,157	3 ,057	3,039
Fittings	1,217	1,278	1,344
Equipment and furniture	1,674	1,610	1,657
Construction in progress	332	203	181
PROPERTY, PLANT AND EQUIPMENT (GROSS)	**6,930**	**6,651**	**6,683**

In € millions	DEPRECIATION AND PROVISIONS		
	2002	2003	2004
Land	-	-	-
Buildings	(856)	(848)	(932)
Fittings	(606)	(678)	(742)
Equipment and furniture	(942)	(986)	(1,046)
Construction in progress	(5)	(6)	(13)
PROPERTY, PLANT AND EQUIPMENT (PROVISION)	**(2,409)**	**(2,518)**	**(2,733)**

In € millions	NET		
	2002	2003	2004
Land	550	503	462
Buildings	2,301	2 ,209	2,107
Fittings	611	600	602
Equipment and furniture	732	624	611
Construction in progress	327	197	168
PROPERTY, PLANT AND EQUIPMENT (NET)	**4,521**	**4,133**	**3,950**

Changes in net fixed assets can be analysed as follows:

In € millions	2002	2003	2004
Total at January 1 (net)	5,026	4,521	4,133
Changes in scope of consolidation	4	35	44
Disposals	(403)	(271)	(202)
Additions	746	580	463
Depreciation	(398)	(392)	(381)
Translation adjustments	(433)	(341)	(92)
Reclassifications	(21)	1	(15)
TOTAL AT END OF PERIOD (NET)	**4,521**	**4,133**	**3,950**

FINANCIAL STATEMENTS

At December 31, 2004 property, plant and equipment held under finance leases totalled a net €431 million, versus €480 million at December 31, 2003 and broken down as follows:

In € millions	2002	2003	2004
Land and buildings	605	615	562
Fittings, equipment and furniture	70	60	56
Gross cost	675	675	618
Total depreciation and provisions	(186)	(195)	(187)
NET VALUE	**489**	**480**	**431**

NOTE 17. LONG-TERM LOANS

In € millions	2002	2003	2004
Long-term loans (gross)	445	474	367
Provisions	(16)	(24)	(38)
TOTAL NET LONG-TERMS LOANS	**429**	**450**	**329**

In € millions		2002	2003	2004
Colony Capital (1)	(Note 2.A.3)	80	86	27
Hotels Asia / Pacific (2)		60	74	72
ABC Group (Demeure / Libertel hotels) (3)		58	64	23
Hotels UK		41	27	27
Hotels Germany (4)	(Note 2.B.2)	30	35	35
Hotels US / Canada		29	26	22
Hotels The Netherlands		28	28	28
Front de Seine Participation (Novotel Paris Tour Eiffel)		22	23	23
Financière Courtepaille		20	21	9
Orbis (5)		-	14	14
Other		61	52	49
TOTAL		**429**	**450**	**329**

(1) In connection with the sale of 50% of Accor Casinos, Accor granted a €80 million loan to Colony Capital. Interest on this loan are capitalized and will be paid at redemption date (see Note 2.A.3). In 2004, this loan was partially repaid (€59 million) in light of the agreement leading to assets merger between Accor Casinos and Groupe Lucien Barrière SAS (see. Note 2.A.3).

(2) The amount of loans granted to Asia Pacific hotels include granted to Tahl (Foncière Australienne) as of December 2004 amounted to €57 million, against €60 million as of December 31, 2003.

(3) In December 1999 Accor and two American investment funds jointly acquired the hotel business of CGIS, a subsidiary of Vivendi. The acquired hotel portfolio comprises 41 Libertel hotels and 8 Sofitel Demeure hotels, representing a total of 3,240 rooms.
The acquisition vehicle (ABC Hotels), 30% owned by the Accor Group, simultaneously signed management contracts with ACCOR. In addition, Accor granted €64 million loans to ABC Hotels.
In 2004, the proceeds from various asset sales were used to repay part of the loans, for a total of €21 million. In addition, in light of the agreement guaranteeing a minimum return on the assets, a €19 million provision for contingencies was recorded in respect of the loan during the period. This provision was booked as loss on disposals of hotel portfolio (see Note 10).

(4) In connection with the acquisition of a participation in Dorint AG, the Group made a €35 million loan to Mr. Ebertz. This loan is repayable no later than December 31, 2010. See description in note 2.B.2.

(5) In connection with the sale of 3 Novotel hotels and 8 Ibis hotels, for a total of €64 million, the Group made a €14 million loan to the buyer. The loan is repayable in 2008 at the latest.

NOTE 18. INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

In € millions	2002	2003	2004
Club Méditerranée (1)	-	-	215
Orbis (Hotels Poland) (2)	79	80	92
Accor Asia Pacific subsidiaries	36	31	35
Hotels Morocco (RISMA) (3)	19	18	17
Sofitel Paris Le Faubourg	9	10	10
Hotels Egypt	3	7	10
Hotels Tunisia (STI) (4)	6	7	9
Société Hotelière Paris Les Halles (SHPH) (5)	5	5	4
Sofitel St James London (Hotels UK)	5	3	3
Société des Hôtels et Casino de Deauville	38	39	-
ABC Hotels (Hotels Demeure/ Libertel) (7)	10	1	(6)
Novotel Paris Tour Eiffel (8)	4	1	-
Dorint (Hotels Germany) (see Note 2.B.2) (9)	-	(29)	(2)
Other companies	34	29	33
TOTAL	**249**	**202**	**420**

(1) Key figures for Club Méditerranée are as follows:

Club Méditerranée In € millions	2002	2003	2004
Revenues	-	-	N/A
Net income	-	-	N/A
Net cash / (Net debt)	-	-	(390)
Shareholders' equity(*)	-	-	744
Portion of capital held	0.00%	0.00%	28.93%

(*) *After adjustments related to the first-time consolidation of Club Méditerranée in the Accor Group accounts (see Note 2.B.3). The Club Méditerranée Group's published shareholders' equity amounts to €344 million. The difference compared with the amount shown in the table above is primarily due to the evaluation of property and equipment and of the brand.*

(2) Key figures for the Orbis Group are as follows:

Orbis (Hotels Poland) In € millions	2002	2003	2004
Revenues	157	129	211
Net income	13	9	12
Net cash / (Net debt)	40	-	(54)
Shareholders' equity	292	225	259
Portion of capital held	27.17%	35.58%	35.58%

(3) Key figures for Risma (Morocco) are as follows:

Risma (Investment fund Morocco) In € millions	2002	2003	2004
Revenues	40	43	44
Net income	(5)	(6)	(2)
Net cash / (Net debt)	(37)	(44)	(55)
Shareholders' equity	47	40	37
Portion of capital held	45.29 %	45.29 %	45.29 %

(4) Key figures for the investment fund Tanit are as follows:

Société tunisienne d'Investissement in € millions	2002	2003	2004
Revenues	19	17	17
Net income	(5)	(6)	(2)
Net cash / (Net debt)	(1)	(5)	9
Shareholders' equity	16	18	25
Portion of capital held	35.00%	37.50%	37.50%

(5) Key figures for Société Hôtelière Paris les Halles are as follows:

Société Hôtelière Paris Les Halles in € millions	2002	2003	2004
Revenues	46	51	57
Net income	2	1	1
Net cash / (Net debt)	(102)	(98)	(95)
Shareholders' equity	17	15	14
Portion of capital held	31.19%	31.19%	31.19%

(6) Key figures for Société des Hôtels et Casino de Deauville are as follows:

Société des Hôtels et Casino de Deauville in € millions	2002	2003	2004*
Revenues	199	203	216
Net income	14	6	6
Net cash / (Net debt)	(36)	(42)	(48)
Shareholders' equity	108	113	118
Portion of capital held	34.90%	34.90%	N/A

(*) *In the frame of the Groupe Lucien Barrière SAS operation (see Note 2.A.3), the Société Hôtelière des Casinos de Deauville was proportionally accounted as of December 31, 2004 up to 30.19%*

(7) ABC owns jointly the Demeure hotels (Sofitel) and Libertel with ACCOR, Blackstone and Colony. The key figures are as follows:

Hôtel ABC (hôtel Demeure/Libertel) in € millions(*)	2002	2003	2004
Revenues	122	81	24
Net income	(10)	8	2
Net cash / (Net debt)	(368)	(321)	(102)
Shareholders' equity	34	4	(19)
Portion of capital held	30.00%	30.00%	30.00%

(*) *Libertel hotels were sold in 2004.*

(8) Key figures for Société Front de Seine Participation, holding Novotel Tour Eiffel, are as follows:

Front de Seine Participation in € millions	2002	2003	2004
Revenues	33	26	35
Net income	(3)	(8)	(5)
Net cash / (Net debt)	(113)	(115)	(80)
Shareholders' equity	10	2	(1)
Portion of capital held	40.00%	40.00%	40.00%

(9) Main Dorint AG financial indicators during the consolidation period are as follows:

Dorint in € millions	2002	2003	2004
Revenues	-	451	487
Net income(*)	-	(15)	(6)
Net cash / (Net debt)	-	(42)	(35)
Shareholders' equity(*)	-	(72)	(8)
Portion of capital held)	0.00%	40.19%	26.01%

(*) *Main Dorint AG financial indicators during the consolidation period are as follows:.*

NOTE 19. OTHER INVESTMENTS

In € millions	2002	2003	2004
Investments in non-consolidated companies	412	311	313
Deposits	112	109	109
TOTAL GROSS VALUE	**524**	**420**	**422**
Provisions for impairment in value	(37)	(34)	(94)
NET VALUE	**487**	**386**	**328**

Main investments in non-consolidated companies are as follow:

In € millions	2002	2003	2004
Compass Group (1)	204	204	146
Other investments in non-consolidated companies and deposits	283	182	182
NET VALUE	**487**	**386**	**328**

(1) Accor holds 30,706,882 Compass shares that are intended to be held on a long-term basis. The shares are stated at their historical cost of €204 million less a €58 million provision for impairment in value recorded in 2004. The market value of the Compass shares at December 31, 2004 was €107 million.

NOTE 20. BREAKDOWN OF FIXED ASSETS

A. Fixed assets by business (at cost)

Fixed assets at December 31, 2004 include €2,939 million in hotel properties, compared with €2,945 million at December 31, 2003.

In € millions	HOTELS Up and Midscale	Economy	Economy US	Services	Travel Agencies	Casinos	Restau-rants	Train Services	Holdings and others	2004	2003	2002
Goodwill	740	126	480	188	332	201	53	15	327	2,462	2,353	2,241
Intangible assets	55	45	263	61	51	14	6	29	71	595	590	668
Tangible assets	2,782	1,697	1,474	86	83	232	109	61	159	6,683	6,651	6,930
SUB-TOTAL	**3,577**	**1,868**	**2,217**	**335**	**466**	**447**	**168**	**105**	**557**	**9,740**	**9,594**	**9,839**
Long-term loans	251	-	1	-	3	-	4	-	108	367	474	445
Investment in associated	181	18	-	2	5	-	(2)	-	215	419	202	248
Other financial assets	102	9	50	2	7	1	1	-	250	422	420	524
TOTAL 2004	**4,111**	**1,895**	**2,268**	**339**	**481**	**448**	**171**	**105**	**1,130**	**10,948**		
TOTAL 2003	**4,066**	**1,872**	**2,402**	**306**	**418**	**274**	**172**	**133**	**1,047**		**10,690**	
TOTAL 2002	**4 ,202**	**1,837**	**2,854**	**232**	**433**	**225**	**160**	**206**	**907**			**11,056**

B. Fixed assets by region (at cost)

In € millions	France	Europe (excl. France)	North America	Latin America	Other Countries	Worldwide Structures	2004	2003	2002
Goodwill	579	393	646	112	339	393	2,462	2,353	2,241
Intangible assets	70	72	293	31	5	124	595	590	668
Tangible assets	2,361	1,768	1,819	188	360	187	6,683	6,651	6,930
SUB-TOTAL	**3,010**	**2,233**	**2,758**	**331**	**704**	**704**	**9,740**	**9,594**	**9,839**
Long-term loans	81	92	1	11	75	107	367	474	445
Investment in associated	21	107	1	-	76	214	419	202	248
Other financial assets	21	35	72	2	28	264	422	420	524
TOTAL 2004	**3,133**	**2,467**	**2,832**	**344**	**883**	**1,289**	**10,948**		
TOTAL 2003	**2,921**	**2,613**	**2,845**	**378**	**825**	**1,108**		**10,690**	
TOTAL 2002	**2,760**	**2,235**	**3,294**	**335**	**860**	**1,572**			**11,056**

NOTE 21. RECEIVABLES AND PAYABLES

NOTE 21.1. TRADE ACCOUNTS RECEIVABLES

In € millions	2002	2003	2004
RECEIVABLES (GROSS)	**1,205**	**1,142**	**1,343**
Provisions	(66)	(68)	(70)
RECEIVABLES (NET)	**1,139**	**1,074**	**1,273**

NOTE 21.2. OTHER RECEIVABLES AND PAYABLES

In € millions	2002	2003	2004
GROSS OTHER RECEIVABLES [1]	**1,041**	**1,058**	**1,090**
Provisions	(84)	(112)	(121)
NET OTHER RECEIVABLES	**957**	**946**	**969**
OTHER PAYABLES [2]	**1,101**	**1,009**	**1,024**

(1) Other receivables include:

In € millions	2002	2003	2004
VAT receivables	202	215	208
Other tax receivables	28	16	21
Prepaid payroll taxes	8	9	7
Prepaid expenses	285	311	355
Deferred charges	165	189	191
Other receivables	293	273	261
Deferred tax assets	60	45	47
GROSS OTHER RECEIVABLES	**1,041**	**1,058**	**1,090**

(2) Other payables include:

In € millions	2002	2003	2004
Accrued payroll costs	356	387	428
Accrued taxes	187	107	99
VAT payable	79	99	94
Accrued revenues	125	115	102
Other payables	354	301	301
OTHER PAYABLES	**1,101**	**1,009**	**1,024**

NOTE 22. FULLY DILUTED SHARE CAPITAL

As of December 31, 2004, a total of 206,710,509 common shares were issued and outstanding. The average number of common shares outstanding during 2004 was 199,125,799.

In addition, a total of 10,591,554 employee stock options, exercisable for shares representing 5.12% of the total capital, were outstanding as of December 31 2004:

- 1,344,200 stock options exercisable from July 15th, 2002 until January 7th, 2006 at €32.47 per share;
- 757,322 stock options (Stock Saving Warrants) exercisable from December 22nd, 2003 until December 22nd, 2007 at €43.40 per share;
- 579,775 stock options exercisable from January 6th, 2004 until January 6th, 2007 at €33.95 per share;
- 690,125 stock options exercisable from March 30th, 2005 until March 30th, 2008 at €37.00 per share;
- 1,957,000 stock options exercisable from January 4th, 2004 until January 4th, 2009 at € 40.58 per share;
- 3,438,840 stock options exercisable from January 8th, 2005 until January 8th, 2010 at € 37.77 per share;
- 104,361 stock options (Stock Saving Warrants) exercisable from July 12th, 2005 until July 12th, 2009 at €39.10 per share;
- 148,900 stock options exercisable from January 4th, 2006 until January 3rd, 2011 at € 31.83 per share;
- 1,482,900 stock options exercisable from January 8th, 2007 until January 7th, 2012 at € 35.68 per share;
- 88,131 stock options (Stock Saving Warrants) exercisable from July 9th, 2007 until July 9th, 2012 at € 33.94 per share;

Employee stock options released in January 2005 :

- 1,300,000 stock options exercisable from January 12th, 2009 until January 12th, 2012 at € 32.42 per share;

Accor issued 18,719,772 convertible bonds (OCEANES), which could lead to the issuance of 25,550,620 shares (see Note 26 for more details).

On this basis, the average fully diluted number of shares (in thousands) outstanding on December 31, 2004 was 224,782.

Fully diluted earnings per share are calculated as follows:

In € millions	2002	2003	2004
Net income, Group share	430	270	239
Restatement convertible bonds (OCEANE) (1)	9	15	21
RESTATED NET INCOME BEFORE MINORITY INTERESTS	**439**	**285**	**260**
Fully diluted number of shares (in thousands)	197,573	197,730	199,126
Number of shares resulting from the exercise of stock options	375	-	106
Number of shares resulting from the conversion of OCEANE	7,018	13,141	25,551
Fully diluted average number of shares (in thousands)	204,966	210,871	224,782
NET DILUTED EARNINGS PER SHARE (IN €)	**2,14**	**1,35**	**1,16**

(1) Restatements of net income are as follows:

In € millions	2004
Reversal of the interest charges relative to convertible bonds (OCEANE)	12
Reversal of redemption premiums on convertible bonds (OCEANE April 2002) after taxes	9
TOTAL	**21**

NOTE 23. MINORITY INTERESTS

In € millions	
DECEMBER 31, 2002	**91**
Minority interests in net income for the period	34
Dividends paid to minority interests	(30)
Translation adjustments	(4)
Scope movements	5
DECEMBER 31, 2003	**96**
Minority interests in net income for the period	22
Dividends paid to minority interests	(21)
Translation adjustments	(1)
Scope movements	(18)
DECEMBER 31, 2004	**78**

Significant minority interests controlled by the Accor Group mainly concern Brazilian activities:

In € millions	Brazil subsidiaries
Share in minority interests at December 31, 2004	24
Fixed assets	81
Gross financial debt	(35)
Cash & equivalents	64
NET DEBT	**29**
Paid dividends to Accor Group	(2)

NOTE 24. PROVISIONS FOR CONTINGENCIES AND CHARGES

In € millions	
DECEMBER 31, 2002	**528**
Additions	133
Reversals with use	(74)
Reversals without use	(21)
Translation adjustments	(3)
Changes in scope of consolidation	(12)
DECEMBER 31, 2003	**551**
Additions	101
Reversals with use	(70)
Reversals without use	(32)
Translation adjustments	(1)
Changes in scope of consolidation	4
DECEMBER 31, 2004	**553**

Evolution of provisions for contingencies and charges between December 2003 and December 2004 break down as follows:

In € millions	December 31, 2003	Additions	Reversals with use	Reversals without use	Translation adjustments	Changes of Scope and reclassifications	December 31, 2004
Deferred tax provisions	284	-	(5)	-	-	-	279
Retirement provisions & premiums	73	36	(16)	(3)	-	2	92
Tax provisions	29	1	(5)	(2)	-	1	24
Provisions for restructuring	14	11	(7)	(2)	-	-	16
Litigation provisions and other	151	53	(37)	(25)	(1)	1	142
TOTAL	**551**	**101**	**(70)**	**(32)**	**(1)**	**4**	**553**

At December 31, 2004, provisions for litigation provisions and other were as follows:

- €34 million provision for bond redemption premiums (see note 26);
- €12 million provision for on-board train services contract termination costs;
- provisions which amount is inferior to €5 million.

The net impact of the provisions on the income (addition minus reversal with or without use) breaks down as follows:

In € millions	2003	2004
EBIT	(4)	(7)
Net interest income	18	(7)
Gains and losses on disposal of hotel properties	(3)	(1)
Gains and losses on disposal of other assets	9	11
Income Tax	17	5
TOTAL	**37**	**1**

At December 31, 2004, retirement and premiums provisions and other were as follows:

In € millions	2003	2004
Retirements	73	87
Premiums	-	5
TOTAL	**73**	**92**

Concerning retirment provisions:

A. Description of the plans

Group employees are entitled to various short-term benefits (paid vacation, paid sick leave and profit-shares) and long-term benefits (long-service awards, long-term disability benefits, loyalty bonuses, seniority bonuses), as well as various post-retirement benefits provided under defined contribution and defined benefit plans (length-of-service awards payable on retirement, coverage of healthcare costs of retired employees).

Short-term benefit obligations are recognized as liabilities in the accounts of the Group entities concerned. Long-term benefits are provided under defined contribution and defined benefit plans.

DEFINED CONTRIBUTION PLANS

Obligations under these plans are funded by periodic contributions to external organizations that handle the administrative and financial management of the plans. The external organization is responsible for all benefit payments and the Group has no liability beyond the payment of contributions. Examples of defined contribution plans include the government-sponsored basic pension and supplementary pension (ARRCO/AGIRC) schemes in France, and defined contribution pension schemes in other countries.

Contributions to these plans are recognized as an expense in the period to which they relate.

DEFINED BENEFIT PLANS

Defined benefit plans give rise to an obligation for the Group towards employees which is generally funded by plan assets, with any unfunded portion recognized as a liability in the balance sheet.

The projected benefit obligation is calculated by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality rates, staff turnover rates and the discount rate. These assumptions take into account the macro-economic situation and other specific circumstances in each host country.

Gains and losses arising from changes in actuarial assumptions are recognized directly in the income statement, in accordance with Group accounting policy.

At Accor, the main defined benefit plans concern:

- Length of service awards:
  - These are lump sum payments made to employees on retirement; they are determined by reference to the employee's years of service and end-of-career salary.
  - The calculation is based on parameters defined by Corporate Finance and - Human Resources in November of each year.
  - The entire projected benefit obligation is recognized as a liability in the balance sheet.
- Pensions: the main defined benefit pension plans are for employees in the Netherlands and the United Kingdom. These plans generally pay a revenue instead of an indemnity. They are pre-financed by external companies.

B. Actuarial assumptions

Actuarial valuations are based on a certain number of long-term parameters supplied by the Group, which are reviewed each year.

	France	Europe excl. France	North America	Latin America & Caribbean	Other
Retirement age	65	57-67	65–67	55-65	55-67
Rate of salary increases	2%-3%	1.5%-6.5%	3%	5%-30%	2.5%-9%
Payroll tax rate	45%	9.2%-65%	25%-50%	13.5%-35%	2%-44%
Discount rate	5.5%	5.25%	6.94%	8.99%	5.8%-6.8%

C. Funded status of defined benefit plans at December 31, 2004

The projected benefit obligations used to determine the funded status of defined benefit plans have been calculated by the projected unit credit method.

In € millions	Pensions	Other post-retirement benefits (*)	Total
Present value of funded obligations	140	-	140
Fair value of plan assets	(86)	-	(86)
Funding (surplus) shortfall	54	-	54
Present value of unfunded obligations	-	33	33
Unrecognized past service cost	-	-	-
Net liability (asset)	54	33	87

(*) *(including length-of-service awards).*

D. Changes in the funded status of defined benefit plans

Pension funds by geographic area:

In € millions	France	Europe excl. France			Total
		Netherlands	UK	Other	
ACTUARIAL DEBT AT DECEMBER 31, 2003	**25**	**60**	**38**	**6**	**129**
Service cost	3	1	1	2	7
Interest	1	4	2	-	7
Benefit paid	-	(1)	(1)	-	(2)
Employee contributions	1	1	1	-	3
Actuarial (gains)/losses	1	(8)	3	-	(4)
ACTUARIAL DEBT AT DECEMBER 31, 2004	**31**	**57**	**44**	**8**	**140**

In € millions	France	Europe excl. France			Total
		Netherlands	UK	Other	
Fair value of plan assets at December 31, 2003	(5)	(46)	(25)	(3)	(79)
Fair value of plan assets at December 31, 2004	(4)	(51)	(29)	(2)	(86)

In € millions	France	Europe excl. France			Total
		Netherlands	UK	Other	
Provisions at December 31, 2003	(20)	(14)	(13)	(3)	(50)
Provisions at December 31, 2004	(27)	(6)	(15)	(6)	(54)

NOTE 25. REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

On December 1990, Accor issued €762 million in Repackaged Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée).

Concurrently, Accor paid a special purpose vehicle an amount of 170 million in exchange for:

- a commitment to repurchase the Repackaged Perpetual Subordinated Floating Rate Notes from the various lenders at the end of 15 years (matched by a commitment by the lenders to sell the notes).
- a commitment not to claim payment of any principal or interest on the notes from ACCOR.

The net proceeds from the issue amounted to €592 million, which was recorded as a liability as of the issue date.

Since the notes are subordinated, Accor may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based variable interest rate (PIBOR + margin) for a 15-year period. The swap taken out to lock in principal repayments while leaving the after-tax interest rate variable (based on market rates) was the subject of an investment reimbursed in February 2000.

The tax effect is prorated to interest expense over the life of the issue.

The French Tax Authorities confirmed their agreement with the accounting treatment of the issue in early 1993.

NOTE 26. EXCHANGEABLE BONDS

A. 2002 OCEANE bonds convertible or exchangeable for new or existing Accor shares

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANE) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments as follows:

- on January 1, 2005 at a price of €58.86, representing 105.81% of one-third of the bonds' nominal value;
- on January 1, 2006 at a price of €60.14, representing 108.11% of one-third of the bonds' nominal value;
- on January 1, 2007 at a price of €61.47, representing 110.50% of one-third of the bonds' nominal value.

These redemption prices include one-third of the bond's nominal value plus a redemption premium representing an annual yield-to-maturity from the date of issue of 3.125%.

Bond holders may convert or exchange their bonds for shares as from May 3, 2002 as follows:

- up to January 7, 2005, at the rate of 3 Accor shares per bond;
- from January 8, 2005 to January 7, 2006, at the rate of 2 Accor shares per bond;
- from January 8, 2006 to January 7, 2007, at the rate of 1 Accor share per bond.

The januray 2005 instalment was indeed redeemed in January 2005.

B. 2003 OCEANE bonds convertible or exchangeable for new or existing Accor shares

On October 24, 2003, Accor raised €616 million through the issuance of 15,304,348 (OCEANE) bonds at a price of €40.25. The interest rate on the bonds is 1.75%, payable annually in arrears on January 1. The bonds are convertible for new Accor shares or exchangeable for existing shares. Bonds that are not converted or exchanged will be redeemed for cash at par (€40.25 per bond) on January 1, 2008. They are convertible and/or exchangeable for shares, at the initiative of the bondholders, as from October 24, 2003 on the basis of 1 share per bond.

Accor has an early repayment option, exercisable as from February 1, 2005, if the Accor share price exceeds 110% of the issue price, i.e. €44.27, during 20 consecutive days.

NOTE 27. TOTAL LONG-TERM DEBT BY CURRENCY AND MATURITY

A. A Gross long-term debt

At December 31, 2004, gross debt after hedging transaction broken down as follows:

In € millions	2002	Actual interest rate %	2003	Actual interest rate %	2004	Actual interest rate %
EURO	1,664	3.06%	2,246	2.47%	2,681	2.61%
US Dollar	1,382	3.89%	784	4.57%	495	5.97%
Australian Dollar	137	5.58%	136	5.98%	114	6.28%
Other currencies (*)	109	-	119	-	129	-
GROSS DEBT	**3,292**	**3.80%**	**3.285**	**3.29 %**	**3,419**	**3.35%**
Capital leases	185	-	207	-	183	-
Short-term debt and overdrafts	226	-	228	-	185	-
TOTAL DEBT	**3,703**	**-**	**3,720**	**-**	**3,787**	**-**

(1) €31 million in BRL, €30 million d'euros in JPY, €18 million in CHF, €15 million in DKK and €14 in GBP million at December 31, 2004.

	2002	Actual interest rate %	2003	Actual interest rate %	2004	Actual interest rate %
Long-term debt	3,372	-	3,344	-	3,371	-
Short-term debt and overdrafts	331	-	376	-	416	-
TOTAL DEBT	**3,703**	**-**	**3,720**	**-**	**3,787**	**-**

B. Maturity of the gross long-term debt

At December 31, 2004, gross long-term debt broken down as follows:

In € millions	2002	2003	2004
Year Y + 1	331	376	416
Year Y + 2	141	517	1,684
Year Y + 3	828	1,668	278
Year Y + 4	1,870	241	766
Year Y + 5	380	777	444
Year Y + 6	31	28	31
Beyond	122	113	168
TOTAL LONG-TERM DEBT	**3,703**	**3,720**	**3,787**

At December 31, 2004, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €2,792 million, expiring between January 2006 and October 2009. As a result, €407 million short-term financing that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, the long term confirmed unused confirmed credit lines total €2,385 million.

C. Gross debt before and after hedging transactions

At December 31, 2004, gross debt before hedging transactions broken down as follows:

In € millions	Fixed-Rate Debt(*)			Variable-Rate Debt			Total Debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
EUR	2,864	3.61%	87%	435	3.12%	13%	3,299	3.55%	96%
USD	-	-	-	91	2.76%	100%	91	2.76%	3%
AUD	3	8.05%	33%	7	6.16%	67%	10	6.78%	-
Other currencies	16	3.61%	45%	19	6.31%	55%	35	5.10%	1%
TOTAL GROSS DEBT	**2,883**	**3.62%**	**84%**	**552**	**3.21%**	**16%**	**3,435**	**3.55%**	**100%**

For hedging and cash management purposes, Accor has purchased €588 million worth of currency swaps. In addition, €2,154 million worth of rate hedges have been carried out.

The following table shows gross debt after these rate and currency swaps:

In € millions	Fixed-Rate Debt(*)			Variable-Rate Debt			Total Debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
EUR	1 572	2,26 %	59 %	1 109	3,11 %	41 %	2 681	2,61 %	78 %
USD	330	7,50 %	67 %	165	2,88 %	33 %	495	5,97 %	15 %
AUD	3	8,05 %	3 %	111	6,22 %	97 %	114	6,28 %	3 %
Other currencies	16	3,61 %	12 %	113	6,30 %	88 %	129	5,97 %	4 %
TOTAL GROSS DEBT	**1 921**	**3,19 %**	**56 %**	**1 498**	**3,56 %**	**44 %**	**3 419(*)**	**3,35 %**	**100 %**

(*) *The difference between gross debt before and after the swaps is mainly due to the exchange rate spread on the currency swaps.*

D. Fixed / variable breakdowns of the gross debt (after hedging)

In € millions	Fixed-Rate Debt(*)			Variable-Rate Debt			Total Debt	
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate
2002	1,327	3.88%	40%	1,965	3.74%	60%	3.292	3.80%
2003	1,879	3.25%	57%	1,406	3.34%	43%	3.285	3.29%
2004	**1,921**	**3.19%**	**56%**	**1,498**	**3.56%**	**44%**	**3,419**	**3.35%**

(*) *(Excluding obligations under finance leases and other short term debt)*
Fixed-rate debt is debt for which the underlying interest rate was originally fixed for more than one year, as well as variable-rate debt that has been hedged at a fixed rate more than one year.

As of December 31, 2004, fixed-rate debt was denominated primarily in euros (82%) and US dollars (17%), while variable rate debt was denominated primarily in euros (74%), US dollars (11%) and Australian dollars (7%).

The acceleration clauses are based on the following ratios:

- gearing ratio equal to or in excess of 120%;
- interest cover (corresponding to the ratio of Ebitdar to interest expense plus 1/3 of annual rental expense) equal to or less than 3.8.

These clauses relate exclusively to loans that are not used as of December 2004.

At December 31, 2004, these ratios do not applied to gross debt, disclosed in the 2003 accounts, in the amount of €3,419 million.

None of this debt carries acceleration clauses triggered by a charge in the company's credit rating. In addition Accor has not negotiated any financing contracts with cross default covenants. Debt with maturities of three years or more may carry cross acceleration clauses, but such clauses may be invoked only in the cross acceleration concerns debt of the same type and of a significant amount.

As of December 31, 2004, foreign exchange derivative instruments represent a market value of €31 million; interest rate derivative instruments represent a market value of €54 million.

NOTE 28. NET INDEBTEDNESS

In € millions	2002	2003	2004
Repackaged perpetual subordinated notes	151	80	-
Long term convertible and exchangeable bonds	570	1,186	996
Other long-term debt	2,493	1,896	2,224
Obligations under finance leases	158	182	151
Short-term debt	234	278	356
Overdrafts	97	98	60
FINANCIAL DEBT	**3,703**	**3,720**	**3,787**
Short-term loans	(160)	(186)	(60)
Marketable securities	(541)	(833)	(1,369)
Cash and cash equivalents	(179)	(221)	(222)
Short-term receivables on asset disposals	(20)	(18)	(44)
NET DEBT	**2,802**	**2,462**	**2,092**

In € millions	2002	2003	2004
NET DEBT AT BEGINNING OF PERIOD	**2,849**	**2,802**	**2,462**
Change in long-term debt	166	233	110
Net change in short-term debt and cash and cash equivalents	(59)	(402)	(372)
Change in scope of consolidation and translation adjustments (1)	(235)	(173)	(82)
Change in receivables on asset disposals	81	2	(26)
NET CHANGE FOR THE YEAR	**(47)**	**(340)**	**(370)**
NET DEBT AT END OF PERIOD	**2,802**	**2,462**	**2,092**

(1) Long-term debt.

The market value of marketable securities amounted to €1,369 million at December 31, 2004.

In € millions	2003	2004
Bonds	225	145
Monetary investments	590	1,217
Others	18	7
TOTAL MARKETABLE SECURITIES	**833**	**1,369**

The market value of marketable securities amounted to €1,369 million at December 31,2004.



NOTE 29. BREAKDOWN OF FUNDS FROM OPERATIONS

In € millions	2002	2003	2004
Consolidated net income, Group share	430	270	239
Minority interests	22	34	22
Depreciation, amortization and provisions	564	543	554
Net income from companies accounted for by the equity method, net of dividends received	(2)	18	2
Deferred taxes	53	8	8
Change in provisions included in interest expense and provisions for impairment in value	28	72	123
CASH FLOW	**1,095**	**945**	**948**
Net gains on disposals of assets	(173)	(161)	(107)
Non-operating (gains)/losses	39	63	65
FUNDS FROM OPERATIONS	**961**	**847**	**906**

NOTE 30. RENOVATION AND MAINTENANCE EXPENDITURE

These investments include renovations and all expenses that maintain the useful life of existing assets on January 1st. They exclude investments for development, fixed assets of newly consolidated subsidiaries, as well as the creation or construction of new assets.

Investments in existing assets broken down by business as follows:

In € millions	2002	2003	2004
HOTELS			
Up and Midscale Hotels	114	99	128
Economy Hotels	60	55	60
Economy Hotels United States	68	61	82
SERVICES	**22**	**23**	**15**
OTHER BUSINESSES			
Travel Agencies	10	12	10
Casinos	8	8	11
Restaurants	5	5	9
Onboard Train Services	8	6	2
Holding and others	21	15	9
RENOVATION AND MAINTENANCE EXPENDITURE	**316**	**284**	**326**

NOTE 31. DEVELOPMENT EXPENDITURES AND INVESTMENTS IN TECHNOLOGY

Development expenditures and investments in technology include fixed assets of newly consolidated subsidiaries and the creation or construction of new assets. Development expenditures and investments in technology broken down by region and business as follows:

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures(*)	2004	2003	2002
HOTELS	**74**	**168**	**13**	**6**	**25**	**-**	**286**	**463**	**693**
Up and Midscale Hotels	47	103	5	1	24	-	180	**268**	**516**
Economy Hotels	27	65	-	5	1	-	98	**180**	**145**
Economy Hotels United States	-	-	8	-	-	-	8	**15**	**32**
SERVICES	**2**	**28**	**-**	**1**	**-**	**-**	**31**	**68**	**18**
OTHER BUSINESSES									
Travel Agencies	49	-	35	1	-	-	85	**18**	**1**
Casinos	5	1	-	-	-	-	6	**14**	**41**
Restaurants	1	1	-	-	-	-	2	**11**	**5**
Onboard Train Services	-	-	-	-	-	-	-	-	-
Holdings and other	-	-	-	-	-	328	328	**12**	**44**
TOTAL 2004	**131**	**198**	**48**	**8**	**25**	**328**	**738**		
TOTAL 2003	**80**	**362**	**17**	**53**	**55**	**19**		**586**	
TOTAL 2002	**146**	**364**	**109**	**62**	**100**	**21**			**802**

(*) *Development expenditures and investments in technology that are not committed in a single region are included under Worldwide Structures.*

NOTE 32. PAYROLL COSTS

Total payroll costs amounted to €2,701 million on December 31, 2004 compard with €2,543 million on December 31, 2003.

NOTE 33. DIRECTORS' FEES

Fees paid by various Group companies to members of the Supervisory Board amounted to €607,204 of which, €276,000 were paid by Accor SA.

NOTE 34. CLAIMS AND LITIGATION

A. Management contracts

Reorganization of the Formule 1 and Etap Hôtel networks continued during 2004, as part of a process allowing shareholders of companies managing these hotels to choose between management and employment contracts.

Several decisions by industrial tribunals (Conseils de Prud'hommes) and the Court of Appeals confirmed the commercial nature of the management contract.

The legal actions still underway are unlikely to modify the estimated financial impact of the related risks recorded in the consolidated financial statements for 2004.

B. CIWLT tax audit

A tax audit was carried out on the accounts of the permanent branch in France of Compagnie Internationale des Wagons Lits et du Tourisme (CIWLT), a Belgian company that is 99.43%-owned by Accor SA. Following the audit, the French tax authorities concluded that CIWLT's registered office was located in France and not in Belgium.

Accordingly, the French tax authorities added back CIWLT's profits in Belgium for the purpose of calculating income tax payable in France. The resulting reassessments, for a total amount of €190 million including interest, are contested by CIWLT, on the basis of the notice received from the Belgian tax authorities confirming that its registered office is located in Belgium. The French tax authorities have issued a notice ordering CIWLT to settle a part of the tax deficiency (€143 million) for which Accor has provided a bank guarantee in exchange for a stay of payment. CIWLT has once again contested all of the reassessments and applied for a stay of payment.

In the Company's opinion, this reassessment does not give rise to any tax risk, the CIWLT company being subjected to Belgium tax rules.

C. Other claims and litigation

In the normal course of its business, the Group is exposed to various claims and litigation. The Company believes that these claims and litigation will not give rise to any material costs and will not have a material impact on its financial position, business and/or results of operations.

NOTE 35. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2004

Off-balance sheet schedule as of December 31, 2004 broken down as follows :

In € millions	< 1 year	1 to 5 years	> 5 years	2004	2003	2002
COMMITMENTS WHICH CAN REDUCE ASSET VALUE (1)	-	-	29	29	37	41
Hotels Australia (2)	-	-	0	0	46	46
Hotels Italy (25%)	-	-	-	-	-	39
30% call option on Go Voyages (3)	-	-	-	-	22	29
Novotel Paris Tour Eiffel (4)	-	9	-	9	9	9
Hotels Switzerland	6	-	-	6	6	6
Groupe Lucien Barriere (5)	-	140	-	140	-	-
Others unilateral purchase commitments	15	29	3	47	8	5
UNILATERAL PURCHASE COMMITMENTS	21	178	3	202	91	134
OTHER COMMITMENTS WHICH CAN INCREASE DEBT (6)	36	48	1	85	116	42
COMMITMENTS GIVEN LINKED TO ORDINARY BUSINESS (7)	-	226	57	283	89	100
POTENTIAL LIABILITIES	-	-	-	-	-	-
TOTAL 2004	57	452	90	599	-	-
TOTAL 2003	48	145	103	-	333	-
TOTAL 2002	91	136	49	-	-	317

(1) The commitments which can reduce asset value correspond to pledges valued at Net Book Value.

(2) In 2004, the unilateral purchase commitment on the Mercure Railway Square expired and was not exercised.

(3) As of June 30, 2004 accounts, the exercise price for the call option upon Go Voyages (30%) amounts to €22 million.

(4) Under the agreements signed between Colony and Accor at the time of acquisition of Novotel Paris Tour Eiffel, Colony was given a put option on 60% of outstanding Front de Seine Participations shares, exercisable between the fifth and the seventh year. The price will be based on an EBITDA multiple less debt.

(5) Under the terms of the agreements, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable at October 31, 2007, 2008 and 2009 (corresponding to Groupe Lucien Barrière's fiscal year-end); in each case, the exercise period will last thirty days from October 31.
The 15% interest in Groupe Lucien Barrière SAS will be determined by independent experts based on market prices. The option is included in off-balance sheet items at market value in the amount of €140 million.

(6) The €85 million remaining in guarantees given under financing transactions mainly concern a €25 million commitment given to the banks financing the Dorint AG acquisition (see note 2.B.2)

(7) Other commitments given linked to ordinary business include a guarantee given to the owner of four Ibis hotels in Poland, covering the payment by Orbis of annual rentals representing a total amount of €26 million.
Besides, concerning the CIWLT tax litigation (see in Note 34), the French tax authorities have issued a notice ordering CIWLT to settle a part of the tax deficiency (€143 million). For that purpose, a bank guarantee was issued towards tax authorities in August 2004.

To the knowledge of the Group, there are no commitments other than the ones listed above, according to the current accounting standards.

NOTE 36. CONSOLIDATED COMPANIES PROFIT BEFORE TAX

In € millions	2002	2003	2004
PROFIT BEFORE TAX	703	523	592
Cancelation of Income from companies accounted for by the equity method	(14)	6	(10)
CONSOLIDATED COMPANIES PROFIT BEFORE TAX	689	529	582
Gains and losses on disposal of hotel properties	54	68	(26)
Gains and losses on disposal of other assets	(30)	(17)	(115)
Income tax	(226)	(155)	(152)
Exceptional items (net of tax)	68	-	83
CONSOLIDATED COMPANIES NET INCOME	555	425	372

NOTE 37. MAIN SUBSIDIARIES AND AFFILIATES AT DECEMBER 31, 2004

The main consolidated subsidiaries and affiliates represent 87.1% of revenues, 89.3% of EBITDAR and 90.1% of EBIT. Any other company represents individually less than 0.3% of each indicator (Revenues, EBITDAR and EBIT).

ACCOR SA

HOTELS

Company	Country	Method	%
FRANCE			
Exhotel	France	IG	100.00%
Hotexco	France	IG	100.00%
La Thermale de France	France	IG	100.00%
Mer et Montagne	France	IG	100.00%
Mercure International Hotels	France	IG	100.00%
Pullman International Hotels	France	IG	100.00%
Saint-Jacques Hôtels et Congrès	France	IG	100.00%
SNC DGR Grand Ouest	France	IG	100.00%
SNC DGR Île-de-France	France	IG	100.00%
SNC DGR Rhône-Alpes Méditerranée	France	IG	100.00%
Société Commerciale des Hôtels Économiques	France	IG	99.95%
Société de Développement des Hôtels Économiques	France	IG	100.00%
Société de Management International	France	IG	100.00%
Société de Participations Financières d'Hôtellerie	France	IG	100.00%
Société d'Étude et de Promotion Hôtelière Internationale	France	IG	100.00%
Société Hôtelière de la Porte de Sèvres	France	IG	100.00%
Société Internationale de Services des Hôtels Économiques	France	IG	100.00%
Thalamer	France	IG	99.91%
Société d'Exploitation d'Hôtels Suites	France	IG	98.61%
Société Hôtelière Nice Centre	France	MEE	45.00%
EUROPE EXCL. FRANCE			
Accor Hôtellerie Deutschland	Germany	IG	100.00%
Accor Hôtel Mercure Management	Germany	IG	100.00%
Dorint	Germany	MEE	26.01%
Accor Austria AG	Austria	IG	100.00%
Ibis Hôtels Belgium	Belgium	IG	99.72%
Accoordination	Belgium	IG	99.61%
Accor Hotels Belgium	Belgium	IG	99.72%
Accor Hotels Denmark	Denmark	IG	100.00%
Accor Hoteles Espagne	Spain	IG	99.97%
Société Hôtelière Athènes Centre	Greece	IG	100.00%
Pannonia Hotels RT	Hungary	IG	99.92%
Sofitel Gestioni Alberghiere Italia	Italy	IG	99.49%
Famosa Immobiliaria	Italy	IG	96.28%
Sifalberghi	Italy	IG	96,28%
Motel Maatschappij Hollande	Netherlands	IG	100.00%
Nhere BV	Netherlands	IG	100.00%
Novotel Nederland	Netherlands	IG	100.00%
Postiljon	Netherlands	IG	100.00%
Orbis	Poland	MEE	35.58%
Goldtur	Portugal	IP	50.00%
Portis	Portugal	IP	50,00 %
Accor UK Business & Leisure	United Kingdom	IG	100.00%
Accor UK Economy Hotels	United Kingdom	IG	100.00%
Accor Hôtels Scandinavia	Sweden	IG	100.00%
Accor Suisse	Switzerland	IG	100.00%
NORTH AMERICA			
Accor Canada Inc.	Canada	IG	100.00%
Accor Lodging North America	United States	IG	100.00%
Accor North America Inc.	United States	IG	100.00%
IBL Limited	United States	IG	100.00%
Red Roof Inn	United States	IG	100.00%
Universal Commercial Credit	United States	IG	100.00%
LATIN AMERICA AND CARIBBEAN			
NSB	Argentina	IG	100.00%
Hotelaria Accor Brasil	Brazil	IG	71.31%
Dalkia Brasil	Brazil	IG	49.99%
OTHER COUNTRIES			
Saudi Hotels Management	Saudi Arabia	IG	100.00%
Accor Asia Pacific Corporation	Australia	IG	99.79%
Société Propriétaire de l'Hôtel de l'Union	Senegal	IG	99.80%
Société Abidjanaise	Ivory Coast	IG	74.92%
El Gezirah Hotels Tourism	Egypt	IG	64.93%
Risma	Morocco	MEE	45.29%

SERVICES

Company	Country	Method	%
FRANCE			
Accor Services France	France	IG	99.62%
Restaupro	France	IG	99.96%
French Line Diffusion	France	IP	49.87%
EUROPE EXCL. FRANCE			
Accor Services Deutschland	Germany	IG	99.62%
Accor Services Austria	Austria	IG	98.79%
Accor T.R.B.	Belgium	IG	99.62%
Gemeaz	Italy	IG	94.64%
Euro Servicos Alimentares	Portugal	IG	97.12%
Luncheon vouchers	United Kingdom	IG	99.62%
Rikskuponger	Sweden	IG	99.52%
Accor Services Roumania	Roumania	IG	84.50%
NORTH AMERICA			
LATIN AMERICA AND CARIBBEAN			
Servicios Ticket	Argentina	IG	99.62%
Ticket Brésil	Brazil	IG	49.99%
Accor Services Chili	Chile	IG	74.07%
Accor Servicios Empresariales	Mexico	IG	97.62%
Seremca	Venezuela	IG	55.82%
OTHER COUNTRIES			
Accor Services Australia	Australia	IG	99.58%

OTHER SERVICES

Académie Accor	France	IG	100.00%
Accor Réservation Service	France	IG	100.00%
Compagnie de Tourisme Frantour	France	IG	100.00%
Frantour	France	IG	100.00%
Devimco	France	IG	99.99%
Lenôtre	France	IG	98.77%
Scapa Italia	Italy	IG	97.00%
Go Voyages	France	IG	100.00%
GR	Brazil	IG	49.99%
Groupe Lucien Barrière SAS	France	IP	30.19%
Financière Courtepaille	France	MEE	20.00%
Club Méditerranée	France	MEE	28.93%

99.49% **Compagnie Internationale des Wagons-Lits & du Tourisme (*)** — **Belgium**

Rail Restauration	France	IG	99.49%
Société Française de Promotion Touristique & Hôtelière	France	IG	99.48%
Treno	Italy	IG	99.49%
WLT Mexicana	Mexico	IG	99.49%

49.74% **CWT Beheermaatschappij (*)** — **Netherlands**

Carlson Canada	Canada	IP	49.74%
World Tourist	Denmark	IP	49.74%
Carlson USA	United States	IP	49.74%
Compagnie de Service de Voyage et de Tourisme	France	IP	49.74%
Société d'Exploitation de Voyages et de Tourisme	France	IP	49.74%
Wagons-Lits Tourisme Réseau International France	France	IP	49.74%
Carlson Wagonlit Travel Beheermaatschappij	Netherlands	IP	49.74%
CW Travel UK	United Kingdom	IP	49.74%
HQ Asia	Thailand	IP	49.74%
CWT Espagne	Spain	IP	49.74%
GEMINI - MLT	Italy	IP	49.74%
CWT Australie	Australia	IP	49.74%
CWT Nederland BV	Netherlands	IP	49.74%

(*) *All entities are held directly by Accor SA, except for Compagnie des Wagons-Lits and Carlson Wagonlit Travel Beheermaatschappij.*

Legend:
IG: fully consolidated,
IP: consolidated using the proportional method,
MEE: accounted for by the equity method.

NOTE 38. SUBSEQUENT EVENTS

A. Colony Capital invests €1 billion in Accor

The investment will be structured as follows:

- A €500 million issue of three-year ORA equity notes paying interest at 4.5% a year. The notes will be issued at a price of €3,900 per note and will be redeemable for Accor shares on the basis of one note for 100 shares at €39 per share, representing a premium of 10% on the average share price over the trading month preceding the Supervisory Board meeting of March 8.
- A €500 million issue of five-year convertible bonds with a three-year put option, paying interest at 3.25% a year. The bonds will be issued at the price of €4,300 and convertible/exchangeable for 100 Accor shares at €43 per share, a premium of 21% on the average share price defined above.

The related share issues will raise Colony Capital's interest in Accor to approximately 10.6%.

Colony Capital has agreed to the inclusion of certain clauses in the loan agreements confirming the long-term nature of the partnership. These clauses ban Colony Capital from converting the bonds until January 1, 2007, increasing its interest in Accor in the six months following the conversion date and selling the shares short.

B. New real estate management strategy

Accor has launched an innovative real estate management strategy designed to meet two main objectives:

- Reduce capital intensity in upscale hotels.
- Variablize holding costs in the midscale segment.

In the upscale segment (Sofitel), Accor wants to sell the hotel properties while retaining the management contract, sometimes with a minority stake, in order to reduce earnings volatility in a segment that is more sensitive to business cycles.

In midscale hotels, fixed leases are going to be transformed into variable leases based on a percentage of revenues with no minimum guaranteed. One of the objectives is to variablize a proportion of the hotels' fixed costs.

In line with this strategy, an initial transaction, concerning 128 hotels in France worth an aggregate €1,025 million, was signed in March with Foncière des Murs, a consortium of investors comprising Foncière des Régions, Generali, Assurances du Crédit Mutuel Vie and Predica (a member of the Crédit Agricole Group).

Each lease is for a period of 12 years and may be rolled over four times per hotel, at Accor's discretion. The lease payments are initially set at 15.5% of revenues, with no minimum guaranteed, falling to 14.5% at the first rollover date.

The transaction will unlock €140 million in cash.

Foncière des Murs has also agreed to finance a €100 million refurbishment program, which will help to speed up Novotel's repositioning with the new «Novation» room design.

Parent Company Financial Statements

⇨ Statutory Auditors' Report on the Financial Statements of Accor SA p. 102

⇨ Report of the Management Board on the Company's 2004 Results p. 103

⇨ Condensed Financial Statements of the Parent Company p. 108

⇨ Statutory Auditors' Special Report on Regulated Agreements p. 114

STATUTORY AUDITORS' REPORT
ON THE FINANCIAL STATEMENTS OF ACCOR SA

To the shareholders of Accor SA,

In accordance with the terms of our appointment at the Annual General Meeting, we hereby submit our report for the year ended December 31, 2004, on:

- The audit of the accompanying financial statements of Accor SA.
- The justification of our assessments.
- The specific procedures and information required by law.

These financial statements have been prepared by the Management Board. Our role is to express an opinion on these financial statements, based on our audit.

I. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and of its assets and liabilities as of December 31, 2004, and of the results of its operations for the year then ended in accordance with rules and accounting principles generally accepted in France.

II. JUSTIFICATION OF OUR ASSESSMENTS

In accordance with article L.225-235 of the French Commercial Code requiring us to justify our assessments, we report the following information:

- Note 1.c to the financial statements presents the accounting policies and methods applied to assess the value of financial assets. We reviewed the appropriateness of these accounting policies and methods, and of the related information given in the notes to the financial statements.

These assessments were made in connection with our audit procedures on the Company's financial statements taken as a whole, and contributed to the formulation of the audit opinion expressed in the first section of this report.

III. SPECIFIC PROCEDURES AND INFORMATION

We have also performed the specific procedures required by law, in accordance with professional standards applicable in France.
We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the Management Board's Report and in the documents addressed to the shareholders with respect to the financial position and financial statements.

In accordance with the Law, we have verified that the Management Board's Report contains the appropriate disclosures as to the acquisition of shares and controlling interests and to the identity of the principal shareholders in terms of capital and voting rights.

Neuilly, April 1, 2005

The Statutory Auditors

Barbier Frinault & Autres
Ernst & Young
Christian CHOCHON

Deloitte & Associés

Alain PONS



REPORT OF THE MANAGEMENT BOARD
ON THE COMPANY'S 2004 RESULTS

BUSINESS REVIEW

In 2004, the Company continued to implement its investment strategy in France and the rest of the world. The main transactions for the year were as follows:

In the Hotels business:

- acquisition, for €252 million, of a 28.9% stake in Club Méditerranée;
- acquisition, for €245.3 million, of new shares issued by Accor Lodging North America, raising our interest in the company to 62.1%;
- acquisition, for €22.2 million, of 30% of the capital of Go Voyages, raising our interest in the company to 99.9%;
- acquisition, for €14.4 million, of 3.5% of the capital of Accor Hotels Belgium, raising our interest in the company to 99.7%;
- acquisition, for €9.3 million, of new shares issued by La Thermale de France, maintaining our interest in the company at 99.9%;
- acquisition, for €8.7 million, of 13.6% of the capital of Holpa, raising Accor's interest in the company to 51.6%;
- contribution of €4.5 million to the initial capital of Accor Hotel Leisure Spain;
- contribution of €4.0 million to pay up shares in Tanit International in Tunisia, maintaining our interest in the company at 37.5%.
- acquisition, for €2.6 million, of 13.8% of the capital of Société Hôtelière Toulouse Centre, raising our interest in the company to 30.3%;
- acquisition, for €2.6 million, of a portion of the new shares issued by Dorint in Germany, with the result that our interest in the company has been reduced to 26.0% from 40.2%;
- acquisition, for €1.4 million, of new shares issued by Avoralp, a 99.9%-owned subsidiary;
- acquisition, for €2.4 million, of new shares issued by Société Touristique de la Pointe du Bout, maintaining our interest in the company at 99.9%;
- acquisition, for €0.9 million, of new shares issued by Cie du Mont Blanc, in which we own a 10.9% stake;
- acquisition, for €0.9 million, of new shares issued by Sélectour Finances, in which we own a 45.7% stake;
- acquisition, for €0.8 million, of shares representing 8.6% of the capital of Hôtel la Falaise de Dinard;
- other less significant transactions carried out through purchases of new or existing shares in subsidiaries, both in France and internationally.

In the Services business:

- acquisition, for €10.6 million, of new shares issued by Accor Services Participations, followed by several purchases of existing shares for €0.1 million, and subsequently the divestment of 23.2% of the company's capital for €3.8 million, reducing our interest in the company to 77.7%;
- acquisition, for €3.6 million, of new shares issued by Accor Services Formation, a 98.3%-owned subsidiary;
- acquisition, for €2.0 million, of 2% of the capital of Accor Services, a Romania-based service vouchers issuer, increasing our interest in the company to 88.8%;
- contribution of €0.7 million to the initial capital of Ergonomia in Greece, representing a 42.4% ownership interest;
- other additional interests were also acquired during the year in EU countries, Turkey, Lebanon and South America, for an aggregate €2.3 million, either through buyouts of minority interests or the acquisition of new shares.

In 2004, Accor disposed of its 50% stake in Accor Casinos and its 28% interest in Société Hôtelière Casinos de Deauville (SHCD) to Lucien Barrière SAS (SHCLB), in which Accor SA now owns 34.0%. The disposals, for an aggregate €318.2 million, took the form of both sales and asset transfers.

The wholly-owned Polish companies, Accor Polska and Hotel Polska, were merged into a third wholly-owned subsidiary, Exploitation Hotek Polska, whose shares are carried at €82.4 million in the balance sheet.

The investments in the Belgian-based companies Cobefin (100%) and Formule 1 Hotel Belgium (80.0%) and Ibis Hotels Belgium (100%) were transferred to Accor Hotel Belgium, in which Accor now owns 99.7%, carried at € 351.3 million in the balance sheet.

Several non-strategic investments were also fully divested during the year:

- 98.5% of Heni, a non-trading real estate company, for €1.4 million;
- 50.0% of Main Jordan Hotel (Jordan), free of consideration;
- 4.1% of Optims, for €1.0 million;
- 10.0% of Selmum Palace (Malta), for €0.2 million.

Accor did not trade in its own shares during the year and therefore still directly holds 1,528,731 Accor SA shares in treasury, representing 0.74% of capital stock at December 31, 2004.

An employee share issue was carried out in 2004, under which 485,634 shares were subscribed at prices ranging between €24.48 and €33.95 per share. The capital stock was also increased following the redemption of 6,965,325 bonds issued at a unit price of €40, on the basis of one bond for one share.

The ownership structure changed during the year, with Caisse des Dépôts et Consignations increasing its stake to 7.6% at December 31, 2004. Certain shareholders notified the Company that they had crossed disclosure thresholds, including Franklin Inc., which held 7.44% of the capital at year-end.

At December 31, 2004, members of the Supervisory Board and Management Board held shares representing 14.4% of issued capital and employees held 1.73%.

A five-year, €2 billion syndicated credit line was set up in October 2004, with drawdowns possible in euros or in other currencies.

To finance the acquisition of a 28.9% stake in Club Méditerranée, on August 6, 2004, 6,965,325 ORANE bonds were issued at a price of €40 each. These bonds were redeemable at par if the acquisition was not completed, or convertible into Accor shares, based on one share for one bond, if it was.

The bonds, with a total nominal value of €278,613,000, were due to mature on August 6, 2005 and bore interest at 2-month Euribor plus 40 basis points for the year. 96% of the total bond issue was taken up by Caisse de Dépôts et Consignations.

On November 8, 2004, the bonds were redeemed, resulting in the issue of 6,965,325 new Accor shares.

2004 FINANCIAL RESULTS

Total revenues from all of the Company's activities increased by 4.96% to €529 million in 2004 from €504 million the previous year. They included hotel royalties, payments from business leases and service fees.

Breakdown of Accor SA revenues

In € million	2003	2004	% of total
Hotel revenues	15	15	3%
Rent and payments from business leases	72	73	14%
Royalties from subsidiaries	175	199	37%
Other service fees from subsidiaries	161	164	31%
Guarantee fees	19	20	4%
Royalties from non-Group companies	55	48	9%
Other revenues from non-Group companies	7	10	2%
TOTAL	**504**	**529**	**100%**

The Company reported **operating income** of €3.6 million in 2004 compared with an operating loss of €29.7 million in 2003.

Other income, reversals of depreciation, amortization and provisions and expense transfers credited to the income statement stood at €12.5 million against €22.6 million the previous year.

Operating expense was down 3.3% to €538 million from €556 million, including depreciation and amortization expense of €34.7 million versus €37.3 million. Additions to provisions for pensions and other post-retirement benefits, net of reversals, amounted to €10.9 million in 2004, compared with €14.7 million a year earlier. In addition, for certain systems development projects, the Company conducts research and development activities, which are expensed as incurred.

Net financial income came to €32 million, versus €151 million in 2003. The €119 million decline was due to slightly lower dividend income, higher provision charges and a decrease in interest received on advances to subsidiaries.

Total provision movements included in net financial income, corresponding mainly to provisions for impairment in value of investments in subsidiaries, represented a net charge of €175 million compared with a net charge of €108 million the previous year. As in 2003, the main write-down concerned CIWLT shares, for €50 million. At the same time, an additional €5.6 million was charged to provisions for impairment of Accor shares held in treasury, and €12.6 million was set aside to cover the possible repayment of bond premiums.

Dividend income totaled €318 million, slightly below the previous year's €324 million.

Profit before tax amounted to €35 million compared with €120 million in 2003.

Net non-recurring income rose to €130 million, from €27 million a year earlier, primarily reflecting the combined impact of the €126 million capital loss on the asset transfers of the Belgian companies and the €243 million capital gain on the Casinos transaction.

The **corporate tax benefit** amounted to €56 million compared with a benefit of €30 million in 2003, reflecting the results of the entities in the tax group headed by the Company. The number of companies in the tax group increased to 136 in 2004 from 117 in 2003.

Non-deductible provisions and accrued expenses amounted to €94.9 million at December 31, 2004.

Net income for the year climbed 24% to €221 million from €178 million a year earlier.

The Management Board recommends paying a dividend of €1.30 per share. For 2003 and 2002, the dividend amounted to €1.05, giving rise to an avoir fiscal tax credit of €0.525.

Details of management compensation and the other directorships held by the members of the Supervisory Board and Management Board are provided in the Corporate Governance section on page 117.

ROLE OF THE PARENT COMPANY TOWARDS SUBSIDIARIES

Accor SA owns the Sofitel, Novotel, Mercure, Ibis, Etap Hotel, Formule 1 and Ticket Restaurant brands. The Company also owns the business rights corresponding to hotel properties, and holds hotel management and franchise contracts.

Since January 1, 1999, the Company has leased to several subsidiaries, set up for this purpose in France, all of the hotels that it previously operated directly. Its other business rights remained managed under lease contracts, covering a total of 63 Novotel hotels, 3 Mercure hotels, 2 Ibis hotels, the complexes in Quiberon and Oléron, and 4 other Thalassa hotels. The three remaining hotels managed directly by Accor SA are Mercure Paris Bercy, Mercure Paris Etoile and Novotel Lille Flandre.

The services provided to Group companies by Accor SA include information systems, purchasing, cash management and guarantee, advertising, marketing and advisory services, as well as the lending of staff.

Accor has around 240 subsidiaries that are at least 50%-owned. The largest interests, in terms of value, are as follows:

- Compagnie Internationale des Wagons-Lits et du Tourisme (€1,149 million) is a Belgian company that offers onboard train services in Europe, directly or through subsidiaries. It owns 50% of the capital of CWT Holdings BV, the holding company for the Carlson Wagonlit Travel agency network. In 2004, revenues totaled €137 million (2003: €129 million). Net income for 2004 is expected to amount to €16.1 million (estimated as of February 25), compared with €21.3 million in 2003;
- IBL (€1,052 million) owns 37.9 % of Accor Lodging North America, the holding company for the Group's hotels business in the United States. IBL does not have any other activities and its income consists essentially of financial revenues and dividends received from Accor Lodging North America. No dividends were received in 2003 or 2004. In 2004, IBL had net income of €3.5 million versus €4.7 million the previous year, and paid dividends of €4.0 million to Accor SA, compared with €66.7 million in 2003;
- Accor Lodging North America (€984 million) is the holding company for the Group's hotels business in the United States. At end-December 2003 and again in 2004, it received significant capital injections to finance development projects and debt repayments, as well as to reduce its interest costs. The company ended 2004 at close to break-even after reporting a net loss of $17.8 million in 2003;
- Accor Services France (€412 million). In 2004, service voucher issuing volume rose 3% compared with the previous year. Despite a 6.6% increase in net revenues to €55.2 million, profit before tax contracted to €28.4 million from €29.0 million in 2003. This decline was due to a reduction in financial income, reflecting the impact of lower average interest rates on investment income, as well as to provisions recorded against shares in subsidiaries and affiliates. Net income came to €17.2 million, versus €18.5 million in 2003. Accor Services France paid €17.2 million in dividends to Accor SA in 2004, compared with €17.6 million a year earlier.

The other interests held by Accor SA are listed in the table of subsidiaries and affiliates presented after the condensed financial statements.

The full financial statements, including the notes, are available upon request.

The parent company financial statements presented in this document are condensed versions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with French generally accepted accounting principles, including the principles of prudence and segregation of accounting periods. They are presented on a gong concern basis and accounting methods have been applied consistently from one year to the next.

Assets recorded in the balance sheet are stated at historical cost, contributed value or revalued cost, as applicable.

The main accounting policies applied are as follows.

a) Intangible assets

Intangible assets are stated at cost.

Organization expense is amortized over five years.

Business rights, networks and brands are not amortized. Their value is assessed at each year-end and more frequently if events or circumstances indicate a possible impairment in value. If an assessment of fair value based on the same criteria as at the time of acquisition indicates the existence of an other-than-temporary impairment in value, a provision is recorded.

Computer software is amortized over the estimated period of benefit, generally between two and four years.

b) Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, as follows:

- buildings: 30 to 45 years;
- fixtures and fittings: 5 to 10 years;
- other assets: 3 to 10 years.

a) and b) Fair values of intangible assets and property and equipment

At each year-end, the Group determines whether there are any indicators of an impairment in value of intangible assets or property, plant and equipment. Where there is an indication that the value of an asset may be impaired, its fair value is assessed for the purpose of calculating the possible impairment charge.

c) Investments

Shares in subsidiaries and affiliates and other investments are stated at cost.

They are written down to an amount corresponding to the Company's equity in the underlying net assets, where the company concerned is not certain of operating profitability in the future.

The fair value of investments is assessed using a range of indicators, including:

- the historical data used to value the investment at the time of acquisition;
- current profitability data and the current value of underlying net assets;
- projections of future profitability, realizable values and economic trends.

The valuation process also takes into account the maturity of the business (for example, no provision is recorded for investments in companies that are in the start-up phase and whose future profitability is assured).

Additional provisions may be recorded to write down advances to the company concerned and, where necessary, a provision for contingencies is also recorded.

d) Inventories

All inventories are stated at the lower of cost and probable realizable value. Cost is determined by the weighted average cost method.

e) Deferred charges

The costs of acquiring property and equipment and investments are amortized over five years.

Debt issuance costs are amortized over the life of the debt.

Information system development costs are amortized over the estimated useful life of the systems.

f) Receivables

Receivables are stated at nominal value. A provision is recorded to cover any risk of non-recovery.

g) Marketable securities

Marketable securities are stated at the lower of cost and market.

h) Untaxed provisions

Hotel fixed assets are depreciated by the reducing balance method for tax purposes. The difference between straight-line depreciation recorded in the accounts and reducing balance depreciation calculated for tax purposes is taken to shareholders' equity under "Excess tax depreciation".

i) Provisions for contingencies and charges

Provisions for contingencies and charges are determined in accordance with standard CRC 2000-06.

A provision is recorded when the Company has an obligation towards a third party, which is probable or certain of giving rise to an outflow of economic resources without any inflow of economic resource of at least an equivalent value being expected.

j) Provisions for pensions and other post-retirement benefit obligations

In accordance with recommendation CNC 2003-R01 dated April 1, 2003, the Company's total obligation for the payment of pensions and other post-retirement benefits is provided for in the balance sheet. These obligations concern statutory length-of-service awards payable in France and other defined benefit plans. The projected benefit obligation is recognized on a straight-line basis over the vesting period, taking into account the probability of employees leaving the Company before retirement age. The provision recorded in the balance sheet is equal to the discounted value of the defined benefit obligation, plus or minus any actuarial differences, which are taken to the income statement in the year in which they arise.

k) OCEANE bonds

OCEANE *(Obligations à option de Conversion ou d'Echange en Actions Nouvelles et/ou Existantes)* offer the issuer the option of exchanging the bonds for either new shares issued for this purpose or existing shares held in treasury or purchased on the market. The probable redemption premium on the May 2002 OCEANE is being accrued over the life of the bonds.

l) Plain vanilla bonds

For plain vanilla bonds issued at a discount to face value, the difference between the issue proceeds and the face value of the bonds is amortized on a straight-line basis over the life of the bonds.

m) Foreign currency transactions

Income and expenses in foreign currencies are converted into euros at the exchange rate ruling on the transaction date.

Payables, receivables and cash balances in foreign currencies are converted at the year-end exchange rate.

Conversion differences are recorded in the balance sheet.

No provision for exchange losses is recorded for loans and borrowings denominated in the same currency with broadly equivalent maturities.

n) Currency risks

Currency risks arising on the conversion of euro cash reserves into foreign currencies to meet part of the financing needs of foreign subsidiaries are hedged by swaps with the same maturities as the loans to subsidiaries.

o) Corporate income tax

Accor has elected for group relief in application of the Act of December 31, 1987. Under the group relief system, the tax losses of certain companies in the tax group can be netted off against the profits of other companies in the group, provided that certain conditions are met. The applicable tax rules are set down in articles 223 A et seq. of the French General Tax Code.

Each company in the tax group records in its accounts the tax charge it would have incurred if it had been taxed on a standalone basis. The group relief profit or loss is recorded in the balance sheet of Accor as the entity at the head of the tax group.



CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The following parent company financial statements are condensed versions.

The full statements, including the notes, are available upon request.

There are no items not reflected in the financial statements that would assist an investor in assessing the Company.

Condensed income statement

in € millions	2002	2003	2004
Operating revenues	510	526	542
Operating expenses	(487)	(453)	(480)
Depreciation, amortization and provisions	(39)	(103)	(58)
EBIT	**(16)**	**(30)**	**4**
Other gains (losses)	(1)	(1)	(1)
Investment income	587	422	389
Other financial income	128	138	115
Financial expenses	(319)	(301)	(296)
Allowances to and recoveries of provisions - net	(216)	(108)	(176)
NET FINANCIAL INCOME	**180**	**151**	**32**
EXCEPTIONAL ITEMS	**138**	**27**	**130**
Tax	36	31	56
NET INCOME	**337**	**178**	**221**

Condensed balance sheet

in € millions	2002	2003	2004
ASSETS			
Intangible fixed assets	109	112	104
Property and equipment	128	112	117
Financial assets	7,114	6,656	6,583
Receivables	1,282	1,326	2,045
Cash and cash equivalents	101	98	110
TOTAL ASSETS	**8,734**	**8,304**	**8,959**

in € millions	2002	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	598	598	620
Additional paid-in capital and retained earnings	2,531	2,610	2,793
Net income for the year	337	178	221
Other equity (T.S.D.I)(1)	459	453	448
Provisions for contingencies and charges	55	74	100
Convertible bonds(2)	574	1,194	1,205
Other debt	3,963	2,985	3,375
Other liabilities	217	212	197
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,734**	**8,304**	**8,959**

(1) Including interest of €0.29 million in 2002, €0.14 million in 2003 and €0.19 million in 2004, due on June 27 of the following year.

(2) In 2002 :

3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €3.8 million due on January 1, 2003.

In 2003 :

a) 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €5.7 million due on January 1, 2004.

b) 15,304,348 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €2.03 million due on January 1, 2004.

In 2004 :

a) 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €5.7 million due on January 1, 2005.

b) 15,304,348 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €12.82 million due on January 1, 2005.

Shareholders' equity at December 31, 2004

in € millions	
Share capital	620
Additional paid-in capital	2,075
Legal reserve	62
Untaxed reserves	78
Other reserves	45
Retained earnings	526
Net income for the year	221
Untaxed provisions	7
TOTAL BEFORE APPROPRIATION	3,634

Proposed appropriation of income

in € millions	
The Management Board will recommend that shareholders appropriate	
- 2004 net income plus:	221
• Retained earnings brought forward from the prior year	520
• Prior year dividends not paid out on treasury stock	2
• Provision for excess "précompte" dividend withholding tax	4
• Special long-term capital gains reserve	69
TOTAL INCOME AVAILABLE FOR DISTRIBUTION	**816**
As follows:	
- To the legal reserve	1
- To available reserves	67
- To dividends (€1.30 per share)	269
- For payment of the exit tax on long-term capital gains reserves	2
- To retained earnings (1)	478
TOTAL	816

Five-year financial summary

in € thousands	2000	2001	2002	2003	2004
1- CAPITAL AT YEAR-END					
Share capital	594,974	596,680	597,776	597,779	620,132
Number of shares in issue	198,324,605	198,893,415	199,258,550	199,259,550	206,710,509
Number of convertible bonds in issue	0	0	3,415,424	18,719,772	18,719,772
2 - RESULTS OF OPERATIONS					
Net revenues	464,944	478,743	486,546	503,980	529,043
Ebitda	382,545	647,712	554,292	293,509	327,995
Income tax	(19,803)	(47,274)	(35,709)	(30,634)	(56,429)
Net income	406,385	315,905	337,244	178,462	221,467
Dividends	246,017	293,338	258,291	268,223	268,724 (1)
3- PER SHARE DATA (IN €)					
Ebitda per share	2.03	3.49	2.96	1.63	1.86
Earnings per share	2.05	1.59	1.69	0.90	1.07
Dividend per share before tax credit	1.00	1.05	1.05	1.05	1.30 (1)
4- EMPLOYEES					
Number of employees	1,025	887	902	1,225	1,294 (2)
Total payroll and employee benefits	75,479	74,335	78,781	112,942	149,125

(1) Subject to shareholder approval.

(2) Number of employees on the Accor SA payroll at December 31, 2004.

MAIN SUBSIDIARIES AND FINANCIAL INVESTMENTS AT DECEMBER 31, 2004

Subsidiaries and financial investments	Currency	(in thousand of local currency units) Share capital	Reserves (retained earnings)	% Interest
A- INVESTMENTS IN SUBSIDIARIES WITH A CARRYING VALUE IN EXCESS OF 1% OF ACCOR'S CAPITAL				
1- SUBSIDIARIES (AT LEAST 50%-OWNED)				
a) French subsidiaries				
SPFH - 33, avenue du Maine - 75015 Paris	EUR	29,796	(19,576)	100.00%
SPCA - 5, Esplanade Charles de Gaulle - 92000 Nanterre	EUR	17,779	4,610	100.00%
P.I.H. -2, rue de la Mare Neuve- 91021 Évry	EUR	32,236	14,967	99.99%
SHTG - Montauban - 97190 Gosier	EUR	957	(949)	99.99%
IBL - 33, avenue du Maine - 75015 Paris	EUR	863,010	177,232	99.99%
S.I.H.N. - 2, rue de la Mare Neuve - 91080 Évry	EUR	55,500	2,785	99.99%
FINEXHOR-2, rue de la Mare Neuve - 91021 Évry	EUR	18,245	3,526	99.99%
SDHE - 33, avenue du Maine - 75015 Paris	EUR	22,500	(1,894)	99.99%
SIET - 3/3 bis, villa Thoreton - 75015 Paris	EUR	15,603	(32,088)	99.99%
FRANTOUR - 3/3 bis, villa Thoreton - 75015 Paris	EUR	30,493	36,082	99.99%
SEPHI - 6-8, rue du Bois Briard -91021 Évry	EUR	8,000	11,601	99.99%
SAHRA - 2, rue de la Mare Neuve - 91000 Évry	EUR	7,854	1,658	99.99%
SH BORDEAUXAQUITANIA-2, rue de la Mare Neuve - 91080 Évry	EUR	2,550	5,149	99.99%
HOTEXCO - 6-8, rue du Bois Briard - 91021 Courcouronnes	EUR	39,071	85,759	99.99%
FIMAKER - 6-8, rue du bois Briard - 91000 Évry	EUR	1,102	2,218	99.99%
LA THERMALE DE France - 2, cours de Verdun - 40101 Dax Cedex	EUR	2,405	(2,771)	99.99%
GENOMER - 2, rue de la Mare Neuve - 91021 Évry	EUR	995	(449)	99.99%
CIE HOTELIERE DE LYON - 2, rue de la Mare Neuve - 91021 Évry	EUR	6,045	558	99.98%
CEPIH - 33, avenue du Maine - 75015 Paris	EUR	688	9,674	99.98%
ACCOR.COM - 2, rue de la Mare Neuve - 91000 Évry	EUR	522	(6,253)	99.98%
PRADOTEL - 6-8, rue du Bois Briard - 91021 Évry	EUR	447	11,941	99.97%
PRESTOTEL - 2, rue de la Mare Neuve - 91021 Évry	EUR	192	910	99.96%
GO VOYAGES- 14, rue de Cléry - 75002 Paris(2)	EUR	150	16,972	99.93%
SCHE - 6-8, rue du Bois Briard - 91080 Courcouronnes	EUR	35,427	28,526	98.86%
STÉ TOUR. DE LA POINTE DU BOUT - Hotel Bakoua - 97229 Les 3 Ilets	EUR	966	(401)	98.86%
STÉ D'EXPLOITATION DES HOTELS SUITES - 33, av. du Maine - 75015 Paris(1)	EUR	6,900	(10,646)	98.61%
SCI PRESTIGE DE BORDEAUX -2, rue de la Mare Neuve - 91000 Évry	EUR	8,690	(11)	98.53%
ACCOR SERVICES France - 62, avenue de Saxe - 75738 Paris	EUR	388,037	51,377	98.30%
ACCENTIV'TRAVEL - Villa Thoreton - 75737 Paris	EUR	2,400	814	98.30%
LENOTRE - 44, rue d'Auteuil - 75016 Paris	EUR	2,606	6,439	98.05%
SH BERNICA REUNION - 97434 St-Gilles-les-Bains	EUR	3,283	8,179	96.71%
SH BAS DU FORT - Novotel fleur d'épée - 97190 Gosier	EUR	6,536	(7,716)	95.82%
ACCOR AFRIQUE - 2, rue de la Mare Neuve - 91000 Évry	EUR	16,048	(11,594)	94.85%
ACCOR SERVICES PARTICIPATIONS - 33, avenue du Maine - 75015 Paris	EUR	11,475	7,301	77.68%
MERCURE INTERNATIONAL HOTEL - 2, rue de la Mare Neuve - 91021 Évry	EUR	54,336	84,616	71.79%
SEORIM -2, rue de la Mare Neuve -91021 Évry	EUR	31,359	1,915	70.94%
b) Foreign subsidiaries				
STE D'EXPL.HOTEK POLSKA (Poland)(4)	PLN	270,372	7,897	100.00%
ACCOR SUISSE SA (Switzerland)	CHF	14,300	58,272	100.00%
NOVOTEL NEDERLAND BV (Netherlands)	EUR	3,086	23,179	100.00%
KATERINSKA HOTEL (Czech Republic)(4)	CZK	300,000	116,474	100.00%
ACCOR HOTEL DENMARK (Denmark)	DKK	800	(90,074)	100.00%
ACCOR UK LTD (United Kingdom)	GBP	32,530	95,059	100.00%

(in € thousands)						
Book value of shares		Outstanding loans and advances	Guarantees given	Last published net sales	Last published net income (loss)	Dividends received during the year
Cost	Net					
29,796	29,796	45,554	0	0	(27,396)	4,368
6,997	6,997	0	0	0	638	0
29,263	29,263	31,240	0	4	3,909	11,242
8,205	697	1,101	0	8,008	(813)	0
1,051,705	1,051,705	0	0	0	3,548	4,027
56,241	56,241	0	2	0	867	2,960
19,947	19,947	11,543	377	1,747	(275)	213
22,867	22,867	7,016	0	22,723	929	0
70,973	0	37,877	0	33,199	(2,130)	0
104,366	89,366	0	0	9,145	5,163	3,678
40,399	40,399	38,696	267	91,073	8,900	15,125
7,982	7,982	0	0	3,510	1,203	1,194
14,885	4,963	0	0	54	3,151	0
12,468	12,468	38,251	55	95,137	6,192	195
7,240	7,240	107	0	2,614	(76)	573
10,048	1	2,132	9	14,290	(1,178)	0
13,665	565	498	0	1,383	(18)	0
6,668	6,668	2,576	0	1,590	396	346
11,799	8,504	5,512	0	2,878	3,411	0
61,175	0	7,799	0	0	(2,196)	0
7,356	7,356	4,215	14	11,968	(291)	1,174
6,374	3,374	0	0	733	58	216
53,619	53,619	0	0	228,649	5,854	1,999
42,514	42,514	43,486	262	125,940	6,721	0
6,378	903	721	0	7,377	(680)	0
6,927	0	68,733	0	12,615	(5,415)	0
10,577	10,577	0	0	368	(15)	0
411,767	411,767	761	0	55,165	17,225	17,165
14,183	3,100	0	198	979	208	0
48,219	30,670	12,446	0	89,757	863	971
8,461	8,461	0	0	6,088	96	0
7,132	0	6,314	2	8,575	(2,926)	0
15,706	10,706	54,001	8	7,466	(3,665)	0
14,383	14,383	15,093	0	0	251	0
65,114	65,114	24,123	0	59,338	28,421	15,164
22,164	22,164	2,068	0	0	703	2,058
82,415	82,415	0	0	9,062	1,205	0
25,907	25,907	0	25,925	7,823	7,018	5,634
16,825	16,825	0	0	22,136	7,239	0
9,125	9,125	4,597	0	18,673	3,445	3,755
8,742	42	15,212	0	12,724	(8,757)	0
92,790	92,790	0	0	0	92,712	0

Subsidiaries and financial investments	Currency	Share capital (in thousand of local currency units)	Reserves (retained earnings) (in thousand of local currency units)	% interest
SOGEDETU (Dominican Republic)	DOP	402,642	(140,676)	99.99 %
NOVOTEL CANADA INC (Canada)	CAD	64,999	(4,671)	99.99 %
ACCOR HOTEL GMBH (Germany)(1)	EUR	25,570	50,751	99.98%
STE IMMOBILIARIA HOT. DE MEXICO (Mexico)(4)	MXN	246,628	(65,600)	99.98%
MARARA S.A. (Polynesia)	XPF	160,000	753,568	99.96%
HOTELES ACCOR DE ARGENTINA (Argentina)	AR$	51,400	(12,742)	99.84%
ACCOR HOTEL BELGIUM (Belgium)	EUR	412,222	(2,457)	99.72%
CI DES WAGONS LITS (Belgium)(4)	EUR	50,676	324,709	99.49%
CHP Maeva (Polynesia)	XPF	160,000	148,218	98.92%
ACCOR TRB (Belgium)	EUR	5,965	23,346	98.30%
ACCOR AUSTRIA (Austria)	EUR	5,542	19,494	98.00%
ASESORIA (Mexico)	MXN	11,624	12,387	91.11%
ACCOR SERVICE SA (Romania)	ROL	8,877,000	568,616,215	88.80%
ACCOR HOTELES ESPANA (Spain)	EUR	23,889	31,011	86.79%
SERVICIOS TICKET (Argentina)	AR$	2,110	60,295	80.00%
ACCOR SERVICES AUSTRALIA (Australia)	AUD	15,000	(1,630)	78.30%
SAFARI CLUB MOOREA (Polynesia)	XPF	172,000	1,945,918	67.44%
SHERATON GEZIRAH LE CAIRE (Egypt)	USD	29,775	7,176	64.93%
ACCOR LODGING NORTH AMERICA (United States)	USD	1,696,285	221,853	62.14%
CESTATICKET ACCOR SERVICES C.A.(Venezuela)	VEB	400,000	34,847,067	54.50%
HOLPA (Luxembourg)	EUR	53,245	5,997	51.62%
AMORIM HOTELS SERVICOS (Portugal)(1)	EUR	14,300	30,530	50.00%
CARLSON WL TRAVEL (United States)	USD	187,746	(122,806)	50.00%
2- AFFILIATES (10-50%-OWNED)				
a) French affiliates				
GOLF MEDOC PIAN - Chemin de Courmateau - 33290 Le Pian Médoc-Louens	EUR	411	2,682	44.97%
FRONT DE SEINE PARTICIPATION - 61, Quai de Grenelle - 75015 Paris(3)	EUR	15,500	(15,057)	40.00%
CLUB MEDITERRANEE -11, rue de Cambrai - 75019 Paris(2)	EUR	77,432	244,454	28.93%
SHCLB - 35, Bd des Capucines - 75002 Paris(2)	EUR	321	76,984	34.00%
b) Foreign affiliates				
RISMA (Morocco)	MAD	489,077	(77,799)	43.55%
SH ATHENES CENTRE (Greece)	EUR	1,796,197	778,154	41.82%
DORINTAG (Germany)(4)	EUR	25,200	2,182	26.03%
TANIT INTERNATIONAL (Tunisia)	TND	60,000	(6,688)	37.50%
ORBIS (Poland)	PLN	92,154	1,153,145	35.58%
SIFALBERGHI (Italy)(4)	EUR	13,000	15,368	30.65%
A A PC (Australia)(4)	AUD	371,330	(104,455)	25.46%
PROGETTOVENEZIA (Italy)(1)	EUR	20,750	(1,621)	20.00%
CIE ITALIENNE DE TOURISME HOLDING SPA (Italy)(1)	EUR	51,700	(1,038)	10.00%
3- OTHER INVESTMENTS (LESS THAN 10%-OWNED)				
GLOBALIA (The Balearics)(2)	EUR	16,894	39,265	2.50 %
B- OTHER INVESTMENTS IN COMPANIES WITH A CARRYING VALUE OF LESS THAN 1% OF ACCOR'S CAPITAL				
1- SUBSIDIARIES (AT LEAST 10%-OWNED)				
a) French subsidiaries (aggregate)				
b) Foreign subsidiaries (aggregate)				
2- OTHER INVESTMENTS (LESS THAN 10%-OWNED)				
a) French companies (aggregate)				
b) Foreign companies (aggregate)				
TOTAL				

(1) Balance sheet at December 31, 2003.
(2) Balance sheet at October 31, 2004.
(3) Balance sheet at June 30, 2004.
(4) Provisional or unaudited balance sheet

(in € thousands)

Book value of shares Cost	Book value of shares Net	Outstanding loans and advances	Guarantees given	Last published net sales	Last published net income (loss)	Dividends received during the year
18,082	6,589	0	0	3,275	(1,330)	0
26,256	26,256	4,326	0	21,377	3,202	0
68,725	68,725	25,000	9,963	459,117	(14,815)	0
28,170	17,170	0	0	11,576	(6,990)	0
7,610	7,610	0	100	4,258	(826)	0
25,758	8,048	7,026	0	5,981	(1,624)	0
351,304	351,304	19	1,449	122,042	9,696	4,176
1,148,910	502,543	0	143,442	137,090	16,066	12,100
6,688	3,588	1	293	8,511	134	0
23,035	23,035	433	0	28,055	13,056	9,535
20,751	20,751	0	0	1,268	16,399	25,676
7,471	7,471	0	0	0	(3)	0
8,967	8,967	149	0	18,837	13,832	10,815
30,240	30,240	0	5,182	83,280	(26)	0
9,646	9,646	0	0	14,564	5,275	3,286
7,101	7,101	0	0	65	(7)	0
7,030	7,030	0	67	6,748	(1,122)	0
39,779	39,779	0	0	6,551	3,566	3,840
984,102	984,102	0	0	0	(17)	0
8,241	8,241	2,227	0	31,035	14,628	5,507
36,966	36,966	0	5,000	0	1,836	0
7,145	7,145	5,320	0	0	2,487	0
19,810	19,810	0	0	190,069	(4,169)	0
7,373	1,253	698	0	1,146	(647)	0
6,200	6,200	24,097	0	0	(3,860)	0
252,000	252,000	0	0	934,374	(77,741)	0
318,200	318,200	0	0	23,439	(4,162)	0
23,756	23,756	501	0	18,301	(2,146)	0
9,468	7,527	0	392	5,743,688	300,112	0
65,257	50,257	0	0	391,305	(23,819)	0
28,933	8,432	0	0	16,986	(4,294)	0
117,750	117,750	0	0	127,507	11,103	1,269
9,388	9,388	0	0	83,601	109	916
66,758	66,758	143,159	0	1,943	(4,979)	0
9,568	9,568	0	0	54	(443)	0
8,985	1,985	0	0	61,448	(11,660)	0
6,758	6,758	0	0	7,132	26,593	117
232,271	142,606	293,619	18,066			26,138
94,125	57,167	7,011	344			97,160
3,714	2,170	43,555	16			53
329	8	25	0			25,075
6,715,987	**5,591,381**	**1,038,838**	**211,433**			**317,720**



STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS YEAR ENDED DECEMBER 31, 2004

To the shareholders,

In our capacity as statutory auditors of your company, we present below our report on regulated agreements.

In application of article L. 225-88 of the French Commercial Code, we have been informed of the agreements approved by the Supervisory Board. Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 117 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

AGREEMENTS AUTHORIZED DURING THE YEAR

1. With a member of the Supervisory Board

PERSON CONCERNED: FRANCIS MAYER

On June 10, 2004, the Supervisory Board authorized the Management Board to sign agreements relating to the acquisition of 1,500,000 Club Méditerranée shares from *Caisse des Dépôts et Consignations*.

2. With a member of the Supervisory Board

PERSON CONCERNED: FRANCIS MAYER

On June 10, 2004, in accordance with the authorization granted by the Annual and Extraordinary Shareholders' Meeting of May 4, 2004, the Supervisory Board authorized the Management Board to issue bonds redeemable in Accor shares or cash (ORANES) in a maximum authorized nominal amount of €280 million, underwritten by *Caisse des Dépôts et Consignations.*

3. With members of the Supervisory Board

PERSONS CONCERNED:

- Philippe Citerne and Baudoin Prot, permanent representatives of, respectively, Société Générale and BNP Paribas, on the Supervisory Board;
- Francis Mayer.

On September 7, 2004, the Supervisory Board authorized the Management Board to sign an agreement relating to the setting up of a syndicated line of credit of €1.5 billion (with possible extension to €2 billion) with the following main characteristics:

- maturity: 5 years;
- drawdowns possible for terms of 1, 2, 3 or 6 months in a minimum amount of €10 million;
- interest rate EURIBOR (for drawdowns in euros), SITBOR (for drawdowns in Swedish krona) and LIBOR (for drawdowns in other currencies) plus between 27.5 and 35 basis points per annum;

In relation to this transaction, arrangement fees and participation fees amounting to €859,559 were paid for the brokerage services provided by Société Générale, BNP Paribas, CDC IXIS and other banks.

AGREEMENTS ENTERED INTO IN PRIOR YEARS, WHICH REMAINED IN FORCE DURING THE YEAR

In application of the decree of March 23, 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

4. With Europcar International

PERSON CONCERNED: JOHN DU MONCEAU (UNTIL JUNE 3, 2004, WHEN EUROPCAR INTERNATIONAL WAS CONVERTED INTO A SOLE PROPRIETORSHIP COMPANY)

The marketing partnership agreement signed with Europcar International when the Company's 50% interest in Europcar International was sold to Volkswagen was authorized by the Supervisory Board on December 15, 1999. The 10-year contract provided that in exchange for a minimum guaranteed annual fee of €5.1 million, the Company agreed to maintain its programs promoting Europcar in all its business activities.

On January 8, 2002, the Supervisory Board authorized the Management Board to sign an addendum to this contract extending it for an additional year and changing the terms of Accor's remuneration. Under the new terms, the variable portion of the remuneration, which was capped at €2.5 million a year, was replaced by an additional fixed fee of €1.5 million a year.

In 2004, the Company received €5,112,900 in fees from this contract.

5. With Compagnie Internationale des Wagons-Lits et du Tourisme

An addendum to the technical support agreement with Compagnie Internationale des Wagons-Lits et du Tourisme was signed on April 12, 2004, setting the annual fee for 2004 at €100,000.

6. With BNP Paribas and Société Générale

The €1 billion syndicated line of bank credit negotiated in 2000 was not utilized from January 1 through October 31, 2004, the date on which it matured, and therefore no interest was charged during the year.

This is a free translation into English of the original statutory auditors' report signed and issued in the French language and is provided solely for the convenience of English speaking readers.

Neuilly, April 1, 2005

The Statutory Auditors

Barbier Frinault & Autres Ernst & Young Christian CHOCHON	Deloitte & Associés Alain PONS

Corporate Governance

⇨ Governance Structures	p. 118
⇨ Report of the Chairman of the Supervisory Board	p. 124
⇨ Auditors' Report on the Report of the Chairman of the Supervisory Board	p. 128
⇨ Management Compensation	p. 129
⇨ Directors' and Employees' Interests	p. 130
⇨ Fees paid to the Auditors	p. 132

STRUCTURES

Accor has been a limited liability company since 1997 with a two-tier governance structure, comprising a **Management Board** and a **Supervisory Board.** This segregation of powers, between management and control, falls in line with good corporate governance practices.

The Management Board, made up of five members, is responsible for the Company's executive management. The Supervisory Board, comprising eleven members in 2004, plays an oversight role, assisted by two Committees.

The respective roles and responsibilities of the Supervisory Board and the Management Board are defined in the bylaws and in formal rules. These rules set out the Board members' rights and obligations, dealing with such issues as conflicts of interest, confidentiality, personal shareholdings, compliance with the applicable laws and regulations concerning transactions in Accor shares, privileged information, the obligation of diligence and the limit on the number of directorships in other companies.

The bylaws stipulate that each Supervisory Board member is required to hold at least 500 Accor shares. To promote high attendance rates at Supervisory Board meetings, 50% of the total fees awarded to the Board is allocated among the members based on their attendance record.

The definition of "independence" applicable to Supervisory Board members is based on the criteria set out in the AFEP-MEDEF report on corporate governance, namely that a Board member "is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment". Based on this definition, members of the Supervisory Board who are in any of the following situations are not considered as independent:

- members who have–or have had at any time in the five years preceding their election to the Supervisory Board–an employment contract with the Company or any other Group entity;
- members who have personal ties with the Company or any other Group entity in the form of a business contract;
- members who have any ties whatever with a significant and regular business or financial partner of the Company or any other Group entity;
- members who have worked on the audit of the accounts of the Company or any other Group entity in any of the five years preceding their election to the Supervisory Board;
- members who control the Company's capital, alone or in concert with other shareholders, or who represent any such shareholders;
- members who are a Chairman, Chief Executive Officer, Chairman or member of the Management Board of a listed subsidiary or of any affiliated company not controlled by the Group;
- members who are a Chairman, Chief Executive Officer, Chairman or member of the Management Board of a non-Group company of which the Company is a director or member of the Supervisory Board or of which the Chairman or any member of the Management Board is a director or member of the Supervisory Board.

Based on the above criteria, the following seven members of the Supervisory Board are deemed to be independent: Isabelle Bouillot, Etienne Davignon, Renaud d'Elissagaray, Gabriele Galateri di Genola, Franck Riboud, Jérôme Seydoux and Maurice Simond.

The Supervisory Board's procedures are described in the report of the Chairman of the Supervisory Board on the organization and procedures of the Supervisory Board, prepared pursuant to article L. 225-68 of the French Commercial Code (see page 124).

The Supervisory Board met six times in 2004 with an 80% attendance rate. During these meetings, which focused on regularly monitoring the management of the Group's operations, the Supervisory Board reviewed the quarterly reports provided by the Management Board, analyzed the reports of the Compensation and Nominations Committee and of the Audit Committee, and set up an authorization process applicable to certain transactions, including capital expenditure projects representing a material amount. It also undertook an in-depth analysis of the strategic guidelines presented by the Management Board, authorized a stock option plan and approved a share issue reserved for members of the employee stock ownership plan.

In accordance with sound corporate governance principles, the Supervisory Board has access to the preparatory work carried out by the Compensation and Nominations Committee and the Audit Committee.

The role and responsibilities of these committees are governed by specific charters.

The three members of the **Compensation and Nominations Committee** include the Chairman of the Supervisory Board, Gérard Pélisson, and two independent members, Etienne Davignon and Jérôme Seydoux, who serves as Committee Chairman.

The Committee makes recommendations to the Supervisory Board regarding the appointment of the Chairman and members of the Management Board, candidates for election to the Supervisory Board, the compensation to be paid to the Chairman of the Supervisory Board and the Chairman and members of the Management Board, and the Group's executive stock option policy. The Committee met once in 2004, with a 100% attendance rate.

The **Audit Committee** comprises four members, including the Chairman of the Supervisory Board, Gérard Pélisson, and three independent members, Etienne Davignon, who serves as Committee Chairman, Isabelle Bouillot and Renaud d'Elissagaray. The Audit Committee's terms of reference are described in the report of the Chairman of the Supervisory Board (see page 124). The Committee met three times in 2004, with a 100% attendance rate.

MEMBERSHIP

☐ Co-Chairmen and Co-Founders

PAUL DUBRULE

Born on July 6, 1934 in Tourcoing (France). Graduate of the Institut des Hautes Etudes Commerciales, University of Geneva. Co-Founder and Co-Chairman of the Novotel chain in 1963 with Gérard Pélisson, Co-Chairman and Chief Executive Officer of the Novotel S.I.E.H. Group (1971-1983). Co-Founder and Co-Chairman of the Accor Group (1983-1997). Paul Dubrule is also Chairman of Entreprise et Progrès and Co-Founder of the World Travel and Tourism Council (WTTC). In 2002, the Paul Dubrule Chair in Sustainable Development was created at INSEAD, the international business school. Paul Dubrule also personally set up a hotel school at Siem Reap, in Cambodia. On March 24, 2005, he was appointed Chairman of Maison de la France. At the Annual Meeting on May 3, 2005, shareholders will be invited to elect Paul Dubrule as a member of the Supervisory Board.

GÉRARD PÉLISSON

Born on February 9, 1932 in Lyon (France). Engineering degree from the Ecole Centrale des Arts et Manufactures, Paris, and Master of Science in Industrial Management, Massachusetts Institute of Technology (USA). Co-Founder and Co-Chairman of the Novotel chain in 1963 with Paul Dubrule, Co-Chairman of the Novotel S.I.E.H. Group (1971-1983). Co-Founder and Co-Chairman of the Accor Group (1983-1997). Gérard Pélisson is also Chairman of the Council on French Investment in Africa (CIAN), Chairman of the Union of French Citizens Abroad (UFE), Chairman of the Paul Bocuse Institute, Co-Founder and Vice-Chairman of the World Travel and Tourism Council (WTTC) and President of the Ecole Supérieure de Commerce of Lyon (1990-1996).

☐ Management Board

JEAN-MARC ESPALIOUX, CHAIRMAN

Born on March 18, 1952. Law and Economics degree from Institut d'Etudes Politiques de Paris, France's Ecole Nationale d'Administration, Paris (1978). Inspecteur des Finances at the French Ministry of Finance from 1978 to 1982. Joined Compagnie Générale des Eaux (now Vivendi Universal) in 1984, where he served as Chief Financial Officer (1987), Member of the Executive Committee (1994) and Executive Vice-President (1996). Director of Accor since 1988, chosen by the Co-Founders, Paul Dubrule and Gérard Pélisson, to become the Chairman of the Management Board on January 7, 1997. Jean-Marc Espalioux is also Director and member of the Accounts, Audit and Commitments Committee of Véolia Environnement, Director and Chairman of the Compensation Committee of Air France-KLM, member of the Supervisory Board and Chairman of the Strategy Committee of Club Méditerranée, representative of Accor on the Supervisory Board of Groupe Lucien Barrière SAS and non-voting member of the Supervisory Board of Caisse Nationale des Caisses d'Épargne.

BENJAMIN COHEN

Born on April 29, 1939 in Castres (France). Graduate of the Ecole des Hautes Etudes Commerciales (1961). Vice-President, Public Restaurants at Jacques Borel International (1964-1968), Member of the Management Committee and Chief Executive Officer of the Jacques Borel International Group (1975), Vice-Chairman and Chief Executive Officer of Compagnie des Hôtels Jacques Borel (1972-1975), Managing Director (1975-1977), then Chairman and Chief Executive Officer of Sofitel (1977) and Union Touristique et Hôtelière (UTH) (1979-1985), Executive Vice-President, International Business for Novotel SIEH (Société d'Investissement et d'Exploitation Hôtelière) (1982-1983), Executive Vice-President, Hotels and Member of the Management Committee of the Accor Group (1983-1988), Chairman of Croisières Paquet (1987-1994), Managing Director of the Accor Group (1989-1992), Accor Group Executive Vice-President (1992-1997), Director (1994), Chairman and Chief Executive Officer of Compagnie Internationale des Wagons-Lits et du Tourisme, and Director of CWT Holdings BV since 2002. Benjamin Cohen has been a Member of the Accor Management Board since January 7, 1997 and, since January 3, 2003, Vice-Chairman of the Management Board in charge of Finance and Development of the Hotel, Leisure and Tourism business, Travel Agencies, Casinos, Brazil, and the South American Hotels business. Benjamin Cohen is also Vice-Chairman of the Supervisory Board and Chairman of the Audit Committee of Groupe Lucien Barrière SAS.

JOHN DU MONCEAU

Born on April 6, 1938 in Mortsel (Belgium). Degree in Commercial and Maritime Science, Saint-Ignace College, Antwerp (Belgium). Various responsibilities in food product marketing for Unilever (1961-1973), Managing Director of Jacques Borel International, Belgium (1973-1977), Managing Director of Ticket Restaurant France (1978-1983). At Accor, since 1983 he has served as Managing Director, Service Vouchers and Group Executive Vice-President, Service Vouchers and Eurest. John Du Monceau has been a Member of the Management Board since January 7, 1997 and, since January 3, 2003, Deputy Vice-Chairman of the Management Board in charge of Services, Human Resources, Sustainable Development and Onboard Train Services.

ANDRÉ MARTINEZ

Born on January 10, 1953. Graduate of the Ecole des Hautes Etudes Commerciales (1975), Institut d'Etudes Politiques de Paris (1977), Masters in Economics from the Assas Paris II Faculty of Law (1977). Joined Airbus Industries in 1979 before moving to Société des Hôtels Méridien, where he became Chief Executive Officer (1991-1995). Since joining Accor in 1997, Chief Executive Officer of Compagnie des Wagons-Lits (1997-2002), Group Executive Vice-President, Hotel Development and Strategy (1999-2001), Chief Executive Officer Economy Hotels (2002). Member of the Management Board in charge of hotel operations in Europe, Africa and the Middle East since January 3, 2003.

JACQUES STERN

Born on September 19, 1964. A certified public accountant and graduate of the Ecole Supérieure de Commerce de Lille. Began his career with Price Waterhouse as an external auditor. Joined Accor in 1992 as Consolidation Officer and became Group Financial Planning Officer in 1996. Appointed Group Controller (2000), Executive Deputy Chief Financial Officer (2002), then Chief Financial Officer (2003). Member of the Management Board since March 8, 2005.

☐ Secretary of the Management Board

PIERRE TODOROV

☐ Supervisory Board

CHAIRMAN: GÉRARD PÉLISSON

Gérard Pélisson's term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2008.

Vice-Chairman: **Etienne Davignon***, Member of the Board since May 16, 1990. Etienne Davignon, 72, is a Director of Suez and Chairman of Fortis. He owns 648 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2008.

BNP Paribas, Member of the Board since May 16, 1990, represented by Baudouin Prot, Director and Chief Executive Officer of BNP Paribas. Baudouin Prot, 54, is a Director of Véolia Environnement and Member of the Supervisory Board of Pinault-Printemps-Redoute. He owns 500 Accor shares. BNP Paribas's term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2006.

Isabelle Bouillot*, Member of the Board since February 14, 1996. Isabelle Bouillot, 56 is Director of La Poste and Compagnie de Saint Gobain. She owns 500 Accor shares. Her term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2008.

Renaud d'Elissagaray*, Member of the Board since January 7, 1997 (he had served as a non-voting member since January 27, 1988). Renaud d'Elissagaray, 72, a former Member of the Management Board of Banque Louis-Dreyfus, is a Director of Arca-Banque du Pays Basque and various mutual funds. He owns 500 Accor shares. Shareholders will be asked to re-elect Renaud d'Elissagaray to the Supervisory Board at the Annual Meeting on May 3, 2005.

Gabriele Galateri di Genola*, Chairman of Mediobanca SpA, has been a Member of the Board since July 2, 2003. Gabriele Galateri di Genola, 56, is Vice-Chairman of Assicurazioni Generali SpA, and a Director of IFI SpA, Commerzbank, and Pirelli & C SpA. He owns 500 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2006.

Francis Mayer*, has been a Member of the Board since May 4, 2004. Francis Mayer, 54, is Chief Executive Officer of *Caisse des Dépôts et Consignations*. He is a Member of the Supervisory Board of Caisse Nationale des Caisses d'Épargne, and a Director of Casino Guichard-Perrachon, Dexia and Véolia Environnement. He owns 500 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2009.

Franck Riboud*, Chairman and Chief Executive Officer of the Danone Group, Member of the Board since July 3, 2001. Franck Riboud, 49, is a Director and Chairman of the Appointments and Compensation Committee of Renault, a Director of L'Oréal and Member of the Supervisory Board of Eurazeo. He owns 500 Accor shares. Shareholders will be asked to re-elect Franck Riboud to the Supervisory Board at the Annual Meeting on May 3, 2005.

Jérôme Seydoux*, Chairman and Member of the Executive Board of Pathé SAS, Member of the Board since January 7, 1997. Jérôme Seydoux, 70, is Director of Danone and Vice-Chairman and Chief Executive Officer of Chargeurs. He owns 1,000 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2008.

Maurice Simond*, 73, former Group Director of IBM Europe, Member of the Board since January 7, 1997 (he had served as a non-voting member since June 28, 1983). He owns 33,720 Accor shares. His term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2006.

Société Générale, Member of the Board since June 28, 1983, represented by Philippe Citerne, member of the Board and Chief Operating Officer of Société Générale. Philippe Citerne, 56, is a Director of Unicredito Italiano (Italy) and Crédit du Nord. Société Générale's term of office expires at the end of the Annual Meeting called to approve the accounts for the year ended December 31, 2006.

At the Annual Meeting on May 3, 2005, shareholders will be invited to elect the following persons as members of the Supervisory Board: **Paul Dubrule, Thomas J. Barrack** (Founding Chairman of Colony Capital), **Sébastien Bazin**, (Chief Executive Officer, Europe, of Colony Capital), and **Dominique Marcel** (Senior Executive Vice-President, Group Finance and Strategy, of Caisse des Dépôts et Consignations).

** Independent members*

Other directorships held by the members of the Supervisory Board and the Management Board in 2004

CO-CHAIRMEN AND CO-FOUNDERS	
Paul Dubrule	◦ Member of the Management Board of Accor ◦ Director of Crédit Commercial de France
Gérard Pélisson	◦ Chairman of the Supervisory Board of Accor ◦ Vice-Chairman of the Supervisory Board of Ohada.com ◦ Member of the Supervisory Board of Lenôtre ◦ Director of Société d'Investissements Fonciers de Provence; Société Francaise d'Étude, de Développement et d'Investissement; Société du Golf du Médoc Pian ◦ Permanent representative of Ugepar Services on the Board of Directors of Banque Transatlantique and of Accor on the Board of Directors of Société Foncière du Golf
MANAGEMENT BOARD	
Jean-Marc Espalioux	◦ Chairman of the Management Board of Accor ◦ Director of Véolia Environnement, Air France - KLM ◦ Member of the Supervisory Board of Club Méditerranée since October 22, 2004 ◦ Permanent representative of Accor on the Supervisory Board of Groupe Lucien Barrière since December 17, 2004 *Directorships outside France:* ◦ Director of Accor UK
Benjamin Cohen	◦ Member and Vice-Chairman of the Management Board of Accor ◦ Vice-Chairman of the Supervisory Board of Groupe Lucien Barrière since December 17, 2004 ◦ Director of Société des Hôtels et Casino de Deauville - SHCD since April 29, 2004 ◦ Member of the Supervisory Board of Accor Casinos SAS ◦ Permanent representative of Accor on the Supervisory Board of Lenôtre ◦ Permanent representative of Accor on the Board of Directors of Accor Services France, Devimco, IBL, SFPIE, UTH, Société des Hôtels et Casino de Deauville - SHCD (until April 29, 2004), and Société du Casino de Trouville (until April 29, 2004) ◦ Permanent representative of Compagnie Internationale des Wagons-Lits et du Tourisme on the Board of Directors of WL Diffusion and Compagnie du Grand Express ◦ Permanent representative of Saminvest on the Board of Directors of Accor.com, of Sodetis on the Board of Directors of Go Voyages, and of Spif on the Board of Directors of Sogepar *Directorships outside France:* ◦ Chairman of the Board of Directors of Compagnie Internationale des Wagons-Lits et du Tourisme - CIWLT (Belgium), of Hotelaria Accor Brasil SA, and Accor Brasil SA (Brazil) ◦ Co-Chairman of the Board of Directors of Carlson Wagonlit Travel Holdings BV
John Du Monceau	◦ Member of the Management Board of Accor ◦ Chairman of Accor Services Participations SAS ◦ Chairman and Chief Executive Officer of Accor Services France (until May 17, 2004) ◦ Chairman of the Board of Directors of WL Diffusion ◦ Director of Europcar International (until June 3, 2004) ◦ Permanent representative of Accor Centres de Contacts Clients on the Board of Directors of Accor.com, of Saminvest on the Board of Directors of Compagnie du Grand Express, and of Accor Services France on the Supervisory Board of Servepar
André Martinez	◦ Member of the Management Board of Accor ◦ Permanent representative of Accor on the Board of Directors of Accor.com and on the Board of Directors of Accor Afrique ◦ Legal manager of AM Conseil (EURL) *Directorships outside France:* ◦ Chairman of the Board of Directors of CCCC SA (Belgium)

SUPERVISORY BOARD	
Étienne Davignon(*)	◦ Vice-Chairman of the Supervisory Board of Accor ◦ Director of Suez *Directorships outside France:* ◦ Belgium: Chairman of Compagnie Internationale des Wagons-Lits et du Tourisme, Compagnie Maritime Belge, Recticel, Sibeka, Fortis, and Umicore. Director of Sofina and BIAC (until December 31, 2004) ◦ Director of Real Software
BNP-Paribas	◦ Member of the Supervisory Board of Accor, Cortal Consors, Ezus, Locindus ◦ Director of: Agys, Assuvie, B Capital, Banque Financière Cardif, Banque Internationale pour le Commerce et l'Industrie de la Côte d'Ivoire, Banque Internationale pour le Commerce et l'Industrie du Gabon, Banque Internationale pour le Commerce et l'industrie de la Guinée, Banque Internationale pour le Commerce et l'Industrie du Sénégal, Banque Internationale pour le Commerce, l'Industrie et l'Agriculture du Burkina, BNP Paribas El Djazair, BNP Paribas Guadeloupe, BNP Paribas Martinique, BNP Paribas Nouvelle-Calédonie, BNP Paribas Private Bank, BNP Paribas Securities Services, BNP Paribas Réunion, Banque Togolaise pour le Commerce et l'Industrie, Capstars Partners, Cofinoga, Civi Pol Conseil, Crédit Logement Assurance, Gerfonds, Gimages, Gimages 2, Gimages 4, Gimages 5, Ific, Industelec Ouest, Institut du Télémarketing, Paris et sa Région Hlm, Parking de la Poterne, Semavip, SGFGAS, Soficinema, Soficinema 2, Sofineurope, Sofrantem, Sofygram, Sofygram 2, Sofygram 3, Société Jovacienne de Participation, Studio Image 3, Studio Image 4, Studio Image 5, Studio Image 6, Studio Image 7, Studio Image 8, Studio Image 9
Isabelle Bouillot(*)	◦ Member of the Supervisory Board of Accor ◦ Director of Compagnie de Saint Gobain, La Poste ◦ Managing partner of IB Finance *Directorships outside France:* ◦ Director of Umicore (Belgium)
Renaud d'Elissagaray(*)	◦ Member of the Supervisory Board of Accor ◦ Director of Arca-Banque du Pays Basque ◦ Legal manager of SARL Finances-Conseil and permanent representative of SARL Finances Conseil on the Board of Directors of SICAV Unigestion ◦ Permanent representative of Finances Conseil on the Board of SICAV CAAM Convertibles Europe (non-voting director)
Gabriele Galateri di Genola(*)	◦ Member of the Supervisory Board of Accor *Directorships outside France:* ◦ Chairman of Mediobanca SPA, Istituto Europeo di Oncologia ◦ Vice-Chairman of Assicurazioni Generali SPA ◦ Member of the Board of Directors of IFI SPA, Pirelli & C SPA, Banca Esperia SPA, Banca CRS SPA, Utet SPA, San Faustin NV, and Commerzbank (since July 1, 2004)
Francis Mayer	◦ Chief Executive Officer of Caisse des Dépôts et Consignations ◦ Member of the Supervisory Board of Ixis Capital Investment Bank, CNP Assurances, and Accor ◦ Vice-Chairman and Member of the Supervisory Board of CNCEP ◦ Director of Veolia Environnement, Casino Guichard-Perrachon, Dexia
Franck Riboud(*)	◦ Chairman and Chief Executive Officer and Chairman of the Executive Committee of Groupe Danone ◦ Chairman of the Board of Directors of Compagnie Gervais Danone, Générale Biscuit ◦ Member of the Supervisory Board of Accor, Eurazeo ◦ Director of Renault SAS, L'Oréal SA, Association Nationale des Industries Agro-Alimentaires, International Advisory Board HEC ◦ Representative member of Groupe Danone on the Conseil National du Développement Durable *Directorships outside France:* ◦ Chairman and Director of Danone Asia PTE Limited (Singapore) ◦ Director of Danone SA (Spain), Wadia BSN India Limited (India), Sofina (Belgium), Quicksilver (United States), Ona (Morocco)

(*) *Independent members.*

Jérôme Seydoux[*]	◦ Chairman and Member of the Executive Board of Pathé SAS ◦ Chairman of Pathé Distribution SAS and Pathé Renn Production SAS ◦ Chairman and Member of the Supervisory Board of Mont Blanc & Compagnie SA ◦ Vice-Chairman and Member of the Supervisory Board of Compagnie du Mont-Blanc SA ◦ Member of the Supervisory Board of Accor ◦ Director of Groupe Danone SA ◦ Vice-Chairman and Director of Télé Monte Carlo SA, Vice-Chairman and Chief Executive Officer of Chargeurs SA ◦ Permanent representative of Pathé on the Board of Directors of SPCS SA, and of Soparic Participations on the Board of Olympique Lyonnais SASP ◦ Legal Manager of JMS Films SNC, OJEJ SC, Pathé Image SNC, Sojer SC, Edjer EURL ◦ Member of the Management Committee of Arena Films SAS, Galfin Productions SAS, Pathé Distribution SAS, Pathé Renn Production SAS, Pricel SAS
Maurice Simond[*]	No directorships apart from Member of the Supervisory Board of Accor
Société Générale	◦ Member of the Supervisory Board of Accor, Lyxor Asset Management, SG Algérie ◦ Chairman of SAS Medaper, Silvaper, Solasoc, Vivasoc, Tresaper ◦ Director of: SAS Carte Bleue, Acsel, Afti, ALD International, Barep, Barep Asset Management, BMS Developpement, BCS, BMS Exploitation, Boursorama, Caisse de refinancement hypothécaire, Cerip Service Banque, CGA, CGL, Cirra, Cofiroute, Crédit Logement, Crédit Logement Assurance, Fimat Banque, Garages Souterrains Haussmann, Société Immobilière de la Garenne Bezons (SIGB), Genefim, Genefinance, Genesis 1, Genesis II, Novespace, Odiprom SA, Pareli, Paris Titrisation, Partifa, Pervalor, Pronerg, Salvepar, SG Énergie, SGAM, SGFGAS, Sicovam Holding, Société Foncière deTouraine, Socogefi, Sofrantem, Soge Associa 1re 12 mois, Sogeactions France Diversifiées, Sogeactions Monde, Sogemonde Jour, Sogenal Court Terme, Sogeoblig Monde, Sogeoblig Monde Devises, Sogeoblig Revenue Annuel, Sogesector Immobilier Europe, Sogebail, Sogeservice, Soginfo, Unigrains, Arrendadora Ferroviaria, BFV SG (Madagascar), Euroclear, Euroclear Bank, Investima, MTS Belgium, MTS Portugal, MTS Spain, Global Trust Authority, SG de Banque au Burkina, SG de Banque au Cameroun, SG de Banque au Liban, SG de Banque au Sénégal, SG de Banque en Côte d'Ivoire, SG de Banque en Guinée, SG de Banque en Guinée Équatoriale, Société Tchadienne de Banque ◦ Managing Director of MTS Amsterdam ◦ Legal Manager of Fimat SNC ◦ Non-voting director of CSL, Proparco, Spot Image

[*] *Independent members.*



REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARD TO THE ANNUAL SHAREHOLDERS' MEETING

ON THE PREPARATION AND ORGANIZATION OF SUPERVISORY BOARD MEETINGS AND INTERNAL CONTROL PROCEDURES (REPORT PREPARED IN APPLICATION OF ARTICLE L. 225-68 OF THE FRENCH COMMERCIAL CODE)

1. PREPARATION AND ORGANIZATION OF SUPERVISORY BOARD MEETINGS

The preparation and organization of Supervisory Board meetings are governed by the laws and regulations applicable to companies with a two-tier management structure (Supervisory Board and Management Board), the Company's bylaws, the formal Supervisory Board rules, and the charters of the two committees of the Board–the Audit Committee and the Compensation and Nominations Committee.

The Accor Supervisory Board met six times in 2004. In accordance with the Board's rules, the proposed dates of these meetings were sent to its members before October 31, 2003. The agenda of each meeting was sent to all the members by mail, generally around one week before the meeting date. In the period between two meetings, members were kept regularly informed of significant events and transactions involving the Company and were sent copies of all the press releases published by the Company.

Each meeting lasted two hours on average and the average attendance rate was 80%.

In addition to fulfilling the duties attributed to it by law or in the Company's bylaws, the Supervisory Board was informed by the Chairman and members of the Management Board and, in some cases, by the senior executives concerned, of Accor's many significant business achievements and projects.

The Board also decided to carry out a self-assessment of its operations in 2005.

The Audit Committee met three times in 2004, in each case at least two days before the corresponding Supervisory Board meeting. In accordance with its terms of reference, as defined in its charter and in the Supervisory Board's rules, during two of these meetings the Committee prepared the Supervisory Board's review of the annual and interim financial statements approved by the Management Board. The third meeting was devoted to reviewing the internal control system, including the methods used to identify risks, the Internal Audit department's organizational principles and operating procedures, as well as to discussing the department's report on the internal audits performed during the year. Meetings of the Audit Committee are also attended by the Chairman and Vice-Chairman of the Management Board, the Chief Financial Officer who acts as Committee secretary, the external auditors and, where necessary, the internal auditors.

The Compensation and Nominations Committee met once in 2004. In accordance with its terms of reference, as defined in its charter and in the Supervisory Board's rules, during its meeting the Committee formulated proposals to the Supervisory Board concerning the compensation awarded to the Chairman and members of the Management Board. It also reviewed the terms of the January 7, 2004 stock option plan, and considered issues related to the membership of the Supervisory Board.

The attendance rate at all these Committee meetings was 100%.

2. INTERNAL CONTROL PROCEDURES

2.1 Internal control objectives

Internal control is a process implemented by the Management Board, executives and employees to provide reasonable assurance that the following objectives are fulfilled:

- execution and optimization of transactions;
- production of reliable financial information;
- compliance with the applicable laws and regulations.

One of the aims of the internal control system is to anticipate and control the risks arising in the course of the Company's business, as well as the risk of errors or fraud, particularly relating to accounting and other financial matters. However, no control system can provide absolute assurance that these risks have been completely eliminated.

This report has been prepared mainly on the basis of information provided to the Audit Committee to prepare the Supervisory Board meetings. The Audit Committee's procedures are described below.

2.2 Summary description of internal control procedures

2.2.1 OVERALL ORGANIZATION OF THE INTERNAL CONTROL SYSTEM

Internal control procedures fall within the general framework of the policy drawn up by the Management Board and are implemented under the direct responsibility of the Chief Executive Officers and Chief Financial Officers of the operating divisions and corporate functions. They are regularly reviewed to ensure that they adequately address the specific risks incurred by each activity and are cost effective.

The main structures responsible for overseeing the system of internal control are as follows:

➪ Audit Committee

The terms of reference of the Audit Committee are set out in a charter approved by the Supervisory Board. The Committee reports to the Supervisory Board its observations concerning the financial statements of the Company and the Group and the conclusions of its review of the Group's internal control system.

Review of the internal control system

The Audit Committee is responsible for reviewing the Group's internal control system. This review covers the methods used to identify risks, the organizational principles and procedures of the Internal Audit department and the department's report on the internal audits performed during the year.

To facilitate the exercise, by the Supervisory Board, of its oversight and control functions, the Audit Committee reports regularly to the Supervisory Board on all material issues which may need to be resolved or call for a specific decision. It also informs the Board of the main questions raised or observations made during its meetings, and the answers provided by the Management Board or executives of the Company. This communication takes the form of a written report to the Supervisory Board which includes details of the types of issues discussed and the options selected.

Interlocutors and sources of information

The Audit Committee can make enquiries of the main persons responsible for preparing the accounts, with or without the Chairman of the Management Board or the Vice-Chairman of the Management Board in charge of Finance being present.

The external auditors present their conclusions on the financial statements to the Audit Committee in meetings that are also attended by the Chairman and Vice-Chairman of the Management Board and the Chief Financial Officer. The presentation covers the key income statement items and the choice of accounting options. Audit Committee meetings held to review the Group's internal control system are also attended by the external auditors.

A report on the work of the Group Internal Control Committee is presented to the Audit Committee by the Chief Financial Officer. The Audit Committee may also make enquiries of the members of the Group Internal Control Committee, with or without the Chairman or the Vice-Chairman of the Management Board being present.

➪ Group Internal Control Committee

The Group Internal Control Committee is chaired by the Vice-Chairman of the Management Board and comprises the Chairman of the Management Board, the Chief Financial Officer, the Head of Internal Audit, the Head of Group Information Systems Internal Audit, the Chief Executive Officers of the divisions, the Executive Vice-Presidents responsible for corporate functions, and the Chief Financial Officers of the main divisions.

The Group Internal Control Committee guarantees the independence of the internal audit function. Its responsibilities are to:

- validate the annual internal audit program;
- review the significant audit issues for the current year, for each of the audited areas, and approve the action plans for each audited entity;
- track changes in internal control organization;
- oversee the activities of the Internal Audit function, in terms of audit efficiency/optimization and the adequacy of the function's resources.

The Group Internal Control Committee meets once or twice a year.

➪ Risk Prevention Committee

The Group has set up a Risk Prevention Committee to:

- regularly identify the main safety and security risks;
- determine the main lines of the global safety policy, including the applicable standards and procedures;
- prepare risk prevention action plans;
- decide any emergency measures as necessary in response to circumstances;
- organize the distribution and application of the core principles of the Group's safety policy.

The Risk Prevention Committee comprises the Chairman and members of the Management Board, as well as the representatives of the main operating divisions and corporate functions. The Committee meets twice a year and is assisted, where necessary, by work groups made up of line managers and, depending on the topics, the heads of the corporate functions concerned and external experts.

➪ Investments Committee

The Investments Committee intervenes in the authorization process for expansion capital expenditure, by analyzing projects representing amounts in excess of a certain threshold set by the Management Board. Based on the results of these analyses, the Committee makes a recommendation to the Vice-Chairman of the Management Board.

The Investments Committee comprises the Chief Financial Officer, the Executive Vice-President, Hotel Development and Strategy, the Executive Vice-President, Real Estate Financing, and the Executive Vice-President, Corporate Finance. It meets once a month.

➪ Group Finance

The Chief Financial Officer, who reports directly to the Vice-Chairman of the Management Board, is responsible for implementing the Group's financial policies, in particular by circulating to the divisions the accounting principles and standards used to prepare the consolidated financial statements. The Group Finance function is organized around the following departments:

- Corporate Finance, responsible for Group investments and divestments,
- Group Consolidation and Information Systems, responsible for producing the consolidated financial statements and assisting the divisions in managing their accounting and financial information systems;

- Management Accounting, responsible for monthly reporting, forecasts, budgets and business plans;
- Tax, responsible for managing the Group's tax affairs;
- Treasury, responsible for managing the cash pool and circulating specific internal control standards to the divisions;
- Internal audit;
- Investor relations and Financial Communications.

Group Finance maintains regular contact with the external auditors, who audit the financial statements of the Company and the Group in accordance with legal and regulatory requirements.

➪ Group Internal Audit

Group Internal Audit reports directly to the Chief Financial Officer and has a dotted-line reporting relationship with the Group Internal Control Committee. As the cornerstone of the internal audit system, it is responsible for helping to develop internal control processes, systems and standards, and for performing internal audits based on the annual audit program approved by the Group Internal Control Committee.

Internal audit reports, including details of the corrective action planned by the audited entity in response to the internal auditors' recommendations, are issued to the entity's Chief Executive Officer and Chief Financial Officer.

Group Internal Audit coordinates its audit plans with the statutory audit work performed by the external auditors. It is also responsible for coordinating the activities of the local internal audit departments within the divisions.

Group Internal Audit has direct ties with the local internal audit departments. This helps to ensure that these departments comply with the fundamental principle of independence and follow the standards of the internal audit profession, as well as the methods recommended by the Group. These ties also guarantee that the local internal audit departments are given adequate resources to fulfill their objectives.

At December 31, 2004, Group Internal Audit had a staff of 21 auditors. Group Information Systems Internal Audit, which reports to Group Information Systems and Telecoms, had 5 auditors and the local internal audit departments in the divisions had a total of 34 auditors.

➪ The local internal audit departments in the divisions

The local internal audit departments set up in the main divisions report to their division's Chief Financial Officer and have a dotted-line reporting relationship with Group Internal Audit.

These departments perform internal audits, alone or jointly with Group Internal Audit, based on the program approved by their division's Internal Control Committee. They also provide ongoing assistance to staff and line departments in managing and monitoring internal control issues within the division's operating units.

In accordance with ethical principles, the local internal auditors do not audit headquarters or cross-functional departments, due to possible conflicts of interest arising from the fact that the auditors work in the divisions.

Reports on the work of the local internal audit departments are also presented to the Group Internal Control Committee.

➪ Division Internal Control Committees

Local Internal Control Committees have been set up in the main divisions. Each committee is chaired by the division's Chief Executive Officer and comprises members of the operating units and Finance Department, as well as a representative of Group Internal Audit. The Committees meet at least once a year to prepare the work program for the local internal audit departments (where appropriate, based on the instructions issued by the Group Internal Control Committee), review the reports on the internal audits performed during the period and review the action taken to implement recommendations made following previous audits.

2.2.2 INTERNAL CONTROL STANDARDS

Formal descriptions have been prepared of internal control principles and the procedures followed by the main structures involved in managing the internal control system, the composition of these structures and the ways in which they interact. The main documents are as follows:

➪ Audit Committee Charter

The Audit Committee Charter, which has been approved by the Supervisory Board, describes the Committee's terms of reference, its composition, the procedure to be followed to appoint members and its rules of procedure.

➪ Internal Audit Charter

The Internal Audit Charter has been approved by the Chairman and Vice-Chairman of the Management Board, the Chief Financial Officer, the General Secretary and the Head of Internal Audit. The Charter has also been formally validated by the Chief Executive Officers and Chief Financial Officers of the main divisions.

The Internal Audit Charter is designed to provide a Group-level cross-functional view of resources and methodologies, as well as of the methods used to communicate the results of internal audits. To this end, it defines the framework for internal audit activities within the Group, based on the professional standards issued by IFACI and other bodies. The Charter also describes the role, composition and rules of procedure of the Internal Control Committee and represents a natural offshoot from the Audit Committee Charter. Lastly, it describes the procedure to be followed by Group Internal Audit to coordinate the activities of the local internal audit departments.

➪ Finance Reference Manual

Issued to all Group Finance Departments, the Finance Reference Manual describes the closing process for the monthly management accounts, as well as the Group accounting plans, consolidation principles, accounting standards and policies. It also addresses specific issues related to the investment approval procedure. Lastly, it includes the Treasury Charter which describes cash management procedures, the principles to be followed concerning the holding of payment instruments and the approval of expenditures, and the role and organization of cash pooling systems. The Manual, which is updated regularly, is available on the intranet and can therefore be accessed by all employees.

➩ Internal procedure manuals

Internal procedure manuals have been produced for the main businesses. The purpose of these manuals is to structure and firmly establish the procedures recommended by the Group, based on an assessment of the specific internal control risks of each business.

2.2.3 SUMMARY INFORMATION ABOUT INTERNAL CONTROL PROCEDURES PUT IN PLACE BY THE COMPANY

Under the Management Board's policy regarding delegations of authority, the implementation and monitoring of internal control procedures represent a key responsibility of operating unit managers and Chief Financial Officers in each division. In all cases, internal control systems must be based on Group standards. The main internal control procedures are as follows:

Internal control self-assessments

In recent years, the Group has placed considerable emphasis on preparing, issuing and monitoring internal control self-assessment procedures. These procedures have now been rolled out to the majority of hotel operating units, Accor Services subsidiaries and casinos. They contribute fully to the process of managing the operating units and represent a natural extension of existing internal control standards. The self-assessments also facilitate the implementation of effective controls, as well as providing a means of tracking changes in the level of internal control and contributing to staff training.

Internal audit plans for units where the self-assessment system has been deployed include a quantitative measurement, via a rating system, of the gap between the self-assessment and the internal auditors' assessment of the level of internal control. By analyzing these gaps, it is possible to evaluate the quality of the unit manager's assessment of the quality of internal control. Self assessment data are periodically centralized at Division level, where appropriate with the assistance of the internal auditors.

➩ Authorization process for expansion capital expenditure and disposals

A procedure has been set up for the prior authorization of capital expenditure projects, to ensure that they comply with Group strategy and return on investment criteria. The procedure requires formal authorizations to be obtained from the appropriate line and staff managers, in a standard format. The Management Board has established a similar authorization procedure for disposals.

➩ Reporting procedure

Management Accounting is responsible for overseeing the reporting procedure specified in the finance reference manual. The procedure requires submission, by the divisions, of monthly reporting packages comprising an analysis of key business indicators and the main components of income, in the format prescribed by the Group. All reporting data submitted by the divisions must be analyzable according to both form and substance.

The reporting procedure is designed to provide the Management Board with a detailed analysis of changes in financial and operating results, to support resource allocation decisions and measure the efficiency of the various organizations.

➩ Consolidation process

The consolidated financial statements are prepared by the Finance Department based on information reported by the subsidiaries' Chief Executive Officers and Chief Financial Officers. The format of the consolidation packages is determined by the Group.

The subsidiaries are responsible for the information contained in their consolidation packages and are required to make formal representations to the Chief Financial Officer about the fairness of reporting data and its conformity with Group accounting standards and policies.

In connection with their audit of the consolidated financial statements, the external auditors review the consolidation packages transmitted by the subsidiaries included in the scope of their audit. Group Internal Audit also reviews from time to time the proper application by the subsidiaries of Group accounting standards and policies, and reports to the Chief Financial Officer any issues identified during the review.

The consolidated financial statements are reviewed by the Chief Financial Officer prior to their approval by the Management Board and their review by the Audit Committee in preparation for the Supervisory Board's review.

➩ Transition to IFRS

As from January 1, 2005 the consolidated financial statements will be prepared in accordance with International Financial Reporting Standards (IFRSs). The IFRS financial statements for the year ending December 31, 2005 will include comparative figures for 2004.

The Group launched a transition project in 2003 in order to prepare for the switch to the new accounting standards. The project team was tasked with identifying the main differences between IFRS and the accounting policies used by the Group, determining the most appropriate IFRS accounting policies, preparing an IFRS opening balance sheet at January 1, 2004, and drawing up comparative information for 2004. In order to ensure consistent application of accounting methods throughout the Group, the overall project was led by the Group Consolidation Department, who worked with teams located in the principal countries impacted by the transition. In addition, the project was supported by the deployment of new consolidation software in 2004.



AUDITORS' REPORT

PREPARED IN ACCORDANCE WITH THE LAST PARAGRAPH OF ARTICLE L. 225-235 OF THE CODE DE COMMERCE, ON THE REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARD OF ACCOR ON INTERNAL CONTROL PROCEDURES RELATED TO THE PREPARATION AND PROCESSING OF ACCOUNTING AND FINANCIAL INFORMATION YEAR ENDED DECEMBER 31, 2004

To the shareholders,

In our capacity as Statutory Auditors of Accor and in accordance with the requirements of the last paragraph of article L. 225-235 of the Code de Commerce, we present below our report on the report prepared by the Chairman of the Accor Supervisory Board in application of article L. 225-68 of the Code de Commerce for the year ended December 31, 2004.

In his report, the Chairman of the Supervisory Board is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Supervisory Board and the internal control procedures implemented within the Company. Our responsibility is to report to you our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

We performed our procedures in accordance with professional guidelines applicable in France. Those guidelines require us to perform procedures to assess the fairness of the information set out in the Chairman's report concerning the internal control procedures related to the preparation and processing of financial and accounting information. These procedures included:

- examining the objectives and general organization of the Company's internal control system environment and the internal control procedures related to the preparation and processing of accounting and financial information, as described in the Chairman's report;
- acquiring an understanding of the work performed to support the information given in the report.

Based on procedures performed, we have no matters to report concerning the information provided on the Company's internal control procedures related to the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Supervisory Board prepared in accordance with the last paragraph of article L. 225-68 of the Code de Commerce.

Neuilly, April 1, 2005

The Statutory Auditors

Barbier Frinault & Autres Ernst & Young Christian CHOCHON	Deloitte & Associés Alain PONS



MANAGEMENT COMPENSATION

MANAGEMENT COMPENSATION POLICY

Compensation paid to the Chairman of the Supervisory Board, in addition to the attendance fees paid by Accor SA, is determined annually by the Supervisory Board based on the recommendations of the Compensation and Nominations Committee. The Chairman of the Supervisory Board does not receive any variable compensation.

Compensation paid to the Chairman and members of the Management Board is determined by the Supervisory Board based on the recommendations of the Compensation and Nominations Committee, as formulated after reviewing the results of a survey of compensation practices among major French and European companies, performed by an independent consulting firm.

This compensation comprises a fixed portion, set annually, and a variable portion, also set annually based on the recommendations of the Compensation and Nominations Committee. For the Chairman of the Management Board, the variable portion depends on earnings per share for the year, as well as the increase or decrease in EPS, judged in the prevailing business environment. For the other members of the Management Board, the amount paid depends on Accor's financial performance, as reflected in the amount and growth in earnings per share, and on the achievement of personal objectives set by the Chairman of the Management Board. The variable compensation based on personal objectives may not exceed 80% of the individual's fixed compensation and the total variable compensation is capped at an amount equal to 120% of the individual's fixed compensation.

The Chairman of the Supervisory Board and the members of the Management Board participate in the supplementary retirement plans open to other senior executives of the Group.

ATTENDANCE FEES PAID TO MEMBERS OF THE SUPERVISORY BOARD

Total attendance fees paid by Accor SA were set by shareholders at €276,000 at the Annual Meeting of May 29, 2001 and have not been changed since. The fees were paid in May 2004.

The total fee is allocated among the members of the Supervisory Board on the following basis:

- members of each of the two Board Committees receive a fixed amount for serving on these Committees;
- out of the remaining balance, 50% is shared equally among all the members of the Supervisory Board and 50% is allocated prorata to each member's attendance record at Board meetings.

CORPORATE OFFICERS' COMPENSATION

The total compensation and benefits paid to corporate officers of Accor SA by the Company and the various other Group entities is as follows (in euros):

Management Board	2003			2004		
	Fixed portion(*)	variable portion(**)	Total	Fixed portion(*)	variable portion(**)	Total
Jean-Marc Espalioux	957,264	574,000	1,531,264	1,029,464	600,000	1,629,464
Benjamin Cohen	513,819	400,000	913,819	560,836	450,000	1,010,836
John Du Monceau	476,464	375,000	851,464	489,464	440,000	929,464
André Martinez	404,464	320,000	724,464	414,464	330,000	744,464
Paul Dubrule	1,021,159	-	1,021,159	1,079,909	-	1,079,909

(*) *Including benefits in kind, relating to the use of a company car.*

(**) *Variable compensation paid in the year concerned.*

Supervisory Board	2003	2004
Gérard Pélisson (Chairman)	1,030,716	1,096,861
Étienne Davignon (Vice-Chairman)	80,743	88,774
BNP Paribas	21,748	10,874
Isabelle Bouillot	32,282	33,733
Renaud d'Elissagaray	32,282	33,733
IFIL	17,398	10,270
Gabriele Galateri Di Genola	-	10,270
Franck Riboud	19,573	20,540
Jérôme Seydoux	30,108	33,733
Maurice Simond	21,748	20,540
Société Générale	23,922	22,956

STOCK OPTIONS

Group officers, executives and middle-level line managers are periodically granted options to purchase new shares of Accor stock. These grants are not made systematically to a given category of employees, but are designed to reward personal performance, measured in terms of the results obtained or individual achievements.

Options have a seven or eight-year life. They may be subject to a vesting period or to restrictions on the sale of the shares acquired during a certain period, depending on applicable tax and labor laws.

The number of options granted to Management Board members, if any, is decided by the Supervisory Board based on the recommendation of the Compensation and Nominations Committee.

The plan launched in 2004 concerned senior executives and middle-level line managers. Stock options were granted to 1,517 individuals. The exercise price of €35.68 corresponds to the average opening Accor share price over the 20 trading days preceding the date of grant.

Stock Options Granted to Employees and/or Corporate Officers

Plan Date of Management Board Meeting	Number of options granted			Total number of grantees	Exercisable from	Option expiry date	Exercise price (in €)	Number of options exercised in 2004	Number of shares issued at December 31, 2004			Outstanding options at December 31, 2004
	Total	O/w to Management Board members	O/w to top 10 employee grantees						Total	O/w to Management Board members	O/w to top 10 employee grantees	
OPTIONS TO SUBSCRIBE FOR NEW SHARES ISSUED UNDER ACCOR STOCK OPTION PLANS												
01/07/97	1,000,000	550,000	280,000	25	01/07/99	01/07/05	15.46	85,000	1,000,000	550,000	280,000	0
01/07/98	1,378,950	395,000	215,000	228	01/07/03[1]	01/07/06	32.47	8,750	34,750	0	0	1,344,200
01/06/99	581,525	0	53,500	639	01/06/04	01/06/07	33.95	750	1,750	0	0	579,775
03/30/00	690,125	0	98,900	809	03/30/05	03/30/08	37.00	0	0			690,125
01/04/01	1,957,000	895,000	575,000	32	01/04/04	01/04/09	40.58	0	0			1,957,000
01/08/02	3,438,840	435,000	290,000	2,032	01/08/05	01/08/10	37.77	0	0			3,438,840
01/03/03	148,900	30,000	96,000	67	01/04/06	01/03/11	31.83	0	0			148,900
01/07/04	1,482,900	265,000	145,000	1,517	01/08/07	01/07/12	35.68	0	0			1,482,900
TOTAL OPTIONS	**10,678,240**											**9,641,740**
STOCK SAVINGS WARRANTS PROGRAM [2]												
12/22/00	757,322			15,725	12/22/03	12/22/07	43.40	0	0			757,322
07/12/02	104,361			3,890	07/12/05	07/12/09	39.10	0	0			104,361
07/09/04	88,131			3,390	07/09/07	07/09/12	33.94	0	0			88,131
TOTAL WARRANTS	**949,814**								**0**			**949,814**
TOTAL	**11,628,054**											**10,591,554[3]**

(1) Exercise date brought forward to July 15, 2002.

(2) Options to subscribe for new shares issued in connection with Accor employee share issue programs.

(3) Representing 5.12% of Accor's capital stock at December 31, 2004.

The stock option plans were approved by shareholders as follows:

- 1997 to 2001 *plans*: *Annual Meeting of January 7, 1997*;
- 2002 and 2003 plans: Annual Meeting of May 29, 2001;
- 2004 *plan*: *Annual Meeting of May 20, 2003*.

Under the terms of authorizations approved by shareholders at the Annual Meeting of May 20, 2003, the number of outstanding options may not be exercisable for new or existing shares representing, in aggregate, more than 8% of capital stock, calculated at the time each new plan issue is decided.

Stock options granted to and exercised by corporate officers during 2004

	Name	Number of options	Price (€)	Expiry date
Options granted during the year to members of the Management Board	Jean-Marc Espalioux	125,000	35.68	01/07/2012
	Benjamin Cohen	55,000	35.68	01/07/2012
	John Du Monceau	45,000	35.68	01/07/2012
	André Martinez	40,000	35.68	01/07/2012
Options exercised during the year by members of the Management Board	-	-	-	-

Stock options granted to the ten employees other than corporate officers who received the largest number of options

	Number of options	Price (€)	Expiry date
Options granted in 2004 to the ten employees other than corporate officers who received the largest number of options	145,000	35.68	01/07/2012
Options exercised in 2004 by the ten employees other than corporate officers who exercised the largest number of options	-	-	-

EMPLOYEE PROFIT-SHARING AND INCENTIVE BONUS PLANS

A Group-level profit-sharing agreement has been negotiated with employee representatives at Accor and its French subsidiaries. The special profit-sharing reserve for 2004 amounts to €11 million. Profit-shares paid in respect of the last four years were as follows: €12 million in 2000, €9 million in 2001, and €12 million in both 2002 and 2003.

Due to the Group's organization structure and compensation policy, a large number of incentive bonus plans have been set up at the level of Accor SA, its subsidiaries and the Group's various facilities. The method used to calculate incentive bonuses is based on quantitative criteria that vary according to the plan.



FEES PAID TO THE AUDITORS AND MEMBERS OF THEIR NETWORKS

	Ernst & Young				Deloitte Touche Tohmatsu				Total			
	in € million		%		in € million		%		in € million		%	
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
AUDIT SERVICES												
- Statutory and contractual audits	2.2	2.5	96%	89%	6.3	7.3	72%	76%	8.5	9.8	77%	79%
- Other assignments	0	0.2	0%	7%	0.9	1.5	10%	53%	0.9	1.7	8%	14%
SUB-TOTAL	**2.2**	**2.7**	**96%**	**96%**	**7.2**	**8.8**	**82%**	**92%**	**9.4**	**11.5**	**85%**	**93%**
OTHER SERVICES												
- Legal and tax advice	0.1	0.1	4%	4%	1.6	0.8	18%	8%	1.7	0.9	15%	7%
- IT consulting	0	0	0%	0%	0	0	0%	0%	0	0	0%	0%
- Internal audit assistance	0	0	0%	0%	0	0	0%	0%	0	0	0%	0%
- Other	0	0	0%	0%	0	0	0%	0%	0	0	0%	0%
SUB-TOTAL	**0.1**	**0.1**	**4%**	**4%**	**1.6**	**0.8**	**18%**	**8%**	**1.7**	**0.9**	**15%**	**7%**
TOTAL	**2.3**	**2.8**	**100%**	**100%**	**8.8**	**9.6**	**100%**	**100%**	**11.1**	**12.4**	**100%**	**100%**

Resolutions

- Presentation of the resolutions p. 134
- Proposed resolutions to be submitted at the Combined Annual and Extraordinary meeting p. 142



PRESENTATION OF THE RESOLUTIONS SUBMITTED TO THE COMBINED ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

The following report outlines the terms and purpose of the resolutions submitted to shareholders for approval.

ANNUAL SHAREHOLDERS' MEETING

☐ Approval of the 2004 financial statements of the Company

The purpose of **the first resolution** is to approve the 2004 financial statements of Accor SA.

In accordance with the provisions of Article L.225-100, paragraph 3, of the Commercial Code, shareholders will also be invited to approve the consolidated financial statements, in **the second resolution**.

☐ Regulated Agreements

The third resolution concerns regulated agreements governed by Article L.225-86 of the Commercial Code, which were approved by the Supervisory Board during 2004 and are described in the Auditors' Special Report.

☐ Transfer of the long-term capital gains reserve, appropriation of 2004 net income and determination of the dividend

The fourth resolution concerns the transfer of the special long-term capital gains reserve, appropriation of net income for the year, and the payment of a dividend.

Appropriation of the special long-term capital gains reserve

Under the amended 2004 Finance Act, companies that are liable for corporate income tax are required to transfer the amounts carried in the special long-term capital gains reserve to "Ordinary Reserves" up to a maximum of € 200 million. The transfer must be made before December 31, 2005. Exit tax is due at the rate of 2.5% on the portion of the amount transferred in excess of € 500,000. In the financial statements, the exit tax is deducted from "Ordinary Reserves".

Shareholders are asked to note the measures taken in application of this new Act, in particular that the 2.5% exit tax (€ 1,708,895.40) must be deducted from the ordinary reserve created through the transfer of long-term capital gains. We therefore recommend:

- transferring the total amount recorded in the special long-term capital gains reserve to "Other Reserves".
- deducting from "Ordinary Reserves" the amount of € 1,708,895.40, corresponding to the 2.5% exit tax, plus € 330,982.10, corresponding to 2.5% exit tax on long-term capital gains appropriated to the legal reserve in prior years.

Appropriation of profit and determination of the dividend

The 2004 dividend per share recommended by the Management Board amounts to € 1.30 per share, corresponding to an ordinary dividend of € 1.05 per share – unchanged from 2003 – and a special dividend of € 0.25 per share to take into account the exceptional nature of the transactions presented for approval in the thirteenth and fourteenth resolutions.

The dividend for each of the last three years (2003, 2002 and 2001) amounted to € 1.05 per share.

Under the terms of the 2004 Finance Act (Act no. 2003-1311 dated December 30, 2003), shareholders will not receive any avoir fiscal tax credit on the dividend; however, eligible shareholders may claim the 50% tax relief provided for in Article 158.3.2 of the General Tax Code.

The recommended dividend is based on the following recommended appropriations:

Income available for distribution

∘ 2004 net income	€ 221,466,906.96

plus:

∘ Retained earnings brought forward from the prior year	€ 520,025,161.72
∘ Prior year dividends not paid out on treasury stock	€ 1,605,167.55
∘ Reserve corresponding to overpayments of withholding tax dividend	€ 3,971,240.80
∘ Total income available for distribution	€ 747,068,477.03

Recommended appropriations:

∘ To the legal reserve	€ 396,413.38
∘ To dividends	€ 268,723,661.70
∘ To retained earnings	€ 477,948,401.95

Dividende per share and related *avoir fiscal* tax credits for the last three years were as follows

In euros	2001	2002	2003
Dividend	1.050	1.050	1.050
Avoir fiscal tax credit[1]	0.525	0.525	0.525
Total revenue[1]	1.575	1.575	1.575

(1) Based on a 50% tax credit.

□ Supervisory Board

■ The terms of **Renaud d'Elissagaray** and **Franck Riboud** as independent members of the Supervisory Board expire at this meeting. The purpose of **the fifth and sixth resolutions** is to re-elect them to the Supervisory Board. **Renaud d'Elissagaray's** main other directorship is on the Board of Arca-Banque du Pays Basque. **Franck Riboud** is Chairman and Chief Executive Officer of Danone. Among his other functions, he is a director of Renault and L'Oréal.

■ **In the seventh resolution,** shareholders are asked to elect **Paul Dubrule** as member of the Supervisory Board. **Paul Dubrule** is Co-Chairman and Co-Founder of Accor. Among his other functions, he is a director of Crédit Commercial de France.

■ The purpose of **the eighth and ninth resolutions** is to elect **Thomas J. Barrack** and **Sébastien Bazin** as members of the Supervisory Board, subject to the condition precedent of completion of the transactions presented for approval in the thirteen and fourteenth resolutions.

Thomas J. Barrack is Founder, Chairman, and Chief Executive Officer of Colony Capital. Prior to the formation of Colony, **Mr. Barrack** held several positions of which, among others, principal with the Robert M. Bass Group ("RMBG"). **Mr. Barrack** serves on the Board of Directors of such publicly-traded companies as Continental Airlines, Inc. and First Republic Bank.

Mr. Sébastien Bazin, is Principal Managing Director Europe and Chief Executive Officer Europe of Colony Capital SAS, European subsidiary of Colony. **Mr. Bazin** is Director of Lucia and serves on the Supervisory Board of Groupe Lucien Barrière SAS.

■ **The tenth resolution** concerns the election of **Dominique Marcel** to the Supervisory Board. **Dominique Marcel** is Vice President, Finance and Strategy, and member of the Executive Committee of Caisse des Dépôts et Consignations. He is also a member of the Supervisory Board and Audit Committee of Caisse Nationale des Caisses d'Epargne, and member of the Supervisory Board of Crédit Foncier.

If these resolutions are voted, the Supervisory Board will have fifteen members.

These six members will be elected for a **four-year term**, provided that shareholders approve the amendment to the bylaws proposed in the twenty-fifth resolution, reducing the term of Supervisory Board members from six to **four years.**

■ **The eleventh resolution** concerns the annual directors' fees to be paid by Accor SA to the members of the Supervisory Board. These fees are allocated among members based on their attendance rate at Supervisory Board meetings. Annual attendance fees have been set at € 276,000 since the Annual Meeting of May 29, 2001. Shareholders are asked to raise this amount to € 305,000, to take into account the increase in the number of Supervisory Board members in 2004, with the average fee per member remaining unchanged.

□ Authorization to trade in the Company's shares

The purpose of **the twelfth resolution** is to renew the Management Board's authorization to trade in Accor SA shares on the Company's behalf, subject to compliance with the applicable laws. The authorization is being sought for a period of 18 months and will supersede the previous authorization given at the May 4, 2004 Annual Meeting (seventh resolution).

The aims of the share buyback program are listed in the resolution to be put to the vote and also in the Information Memorandum approved by the *Autorité des Marchés Financiers*, which has been published by the Company and can also be downloaded from the Accor website (www.accor.com).

The maximum purchase price will be set at € 50 and the minimum sale price at € 30. The Company will not be authorized to purchase more than 19 million shares under the authorization, representing a maximum total investment of € 950 million.

The current authorization was not utilized during 2004 and the number of Accor shares held in treasury stock at December 31, 2004 was unchanged compared with the previous year-end, at 1,528,731 shares, representing 0.74% of the Company's issued capital at that date. Under the terms of the agreement with Caisse des Dépôts et Consignations concerning the purchase of 1,500,000 Club Méditerranée shares, Accor may be called on to make an earn-out payment in shares of 550,000 shares. The balance of the treasury shares will be dedicated for part to purchase shares for allocation in payment of employee profit shares or for share grants to employees and/or officers of the Company and/or any companies in the Group, and for part, to maintain a liquid market for the Company's shares under a liquidity contract from an investment service provider that complies with a code of ethics recognized by Autorité des Marchés Financiers.

EXTRAORDINARY MEETING

□ Issuance of convertible bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person and issuance of redeemable bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person

■ **Thirteenth and fourteenth resolutions** relate to the issue of bonds convertible and redeemable into shares with suppression of the preferential subscription rights of shareholders for the benefit of ColLife S.àr.l., a company controlled by Colony Capital. The aggregate amount of this investment is in the range of € 1 billion. Colony Capital, an international private equity fund specialised in real estate and hotel business, has been Accor's partner since 1998 in the hotel and gambling businesses.

Description of the transaction

The proposed transaction would enable the Group to strengthen its shareholders' equity, drive faster expansion and leverage on Colony Capital's world-class expertise in hotel development. For all these reasons, Colony Capital's investment represents a catalyst to improve the performance of Accor's stock.

The investment of Colony Capital would be structured as follows:

- issue of five-year bonds convertible into shares (the "**Convertible Bonds**") in an aggregate amount of € 499,999,700, paying interest at 3.25% per year, at an issue price of € 4,300 per Convertible Bond, which based on a conversion ratio of 100 shares per Convertible Bond represents a premium of 21% on the 20 trading day average price of the Accor share as of 8 March 2005, last trading day before the announcement of the transaction; and
- issue of three-year bonds redeemable into shares (the "**Redeemable Bonds**" and together with the Convertible Bonds, the "**Bonds**") in an aggregate amount of € 499,999,500, paying interest at 4.50% per year, at an issue price of € 3,900 per Redeemable Bond, which based on a conversion ratio of 100 shares per Redeemable Bond represents a premium of 10% on the 20 trading day average price of the Accor share as of 8 March 2005, last trading day before the announcement of the transaction.

This transaction has been unanimously approved by your Supervisory Board on 8 March 2005. Your Supervisory Board and Management Board believe that such a transaction is in the best interest of Accor since it would result in creating a true partnership with Colony Capital, a strategic investor in the real estate and hotel business.

Furthermore, the pricing of transaction represents a significant premium on the Accor share price at the announcement date of the transaction. With respect to the Convertible Bonds, the issue price represents a premium of 21%, 26% and 28%, respectively, on the weighted average Accor share price over one, two and three months as of 8 March 2005. With respect to the Redeemable Bonds, the issue price represents premiums of 10%, 15% and 16%, respectively, on the weighted average share price over one, two and three months as of 8 March 2005.

In connection with this partnership, it is proposed to suppress the preferential subscription rights of shareholders on the Bonds for the benefit of ColLife S.àr.l., or any of its Luxemburg affiliates (the "**Subscriber**"), companies which are controlled by Colony Capital.

This partnership is based on the agreement entered into between Accor and the Subscriber on March 8, 2005, under which the Subscriber undertook to subscribe to the Bonds, subject to the fulfilment of certain conditions precedent (notably the absence of any material adverse change and the approval of the relevant regulatory authorities).

The Subscriber will have two representatives at your Supervisory Board (on condition that the Subscriber maintains its stake in Accor above certain threshold). It is proposed to proceed with the appointment of MM. Thomas Barrack and Sébastien Bazin pursuant to Resolutions eight and nine; Mr. Sébastien Bazin would chair the Engagement Committee, which would be created upon consummation of the transaction. This Engagement Committee would issue recommendations to the Supervisory Board with respect to certain significant transactions for the Group (eg. significant acquisitions, divestments and investments).

In connection with this partnership, the Subscriber has made certain undertakings to Accor, including:

- undertaking not to increase its stake in the Company (standstill) until 6 months after the redemption or conversion in full of the Bonds;
- undertaking not to transfer the Bonds to any third-party;
- undertaking not to short-sell securities to cover its exposure on the Convertible Bonds or the Redeemable Bonds until 6 months after the redemption or conversion in full of the Bonds in question ; and
- upon conversion or redemption of the Bonds, undertaking to ensure the orderly disposal of the underlying shares in order to minimize the impact of this disposal on the Company's share price.

These undertakings are subject to certain exceptions, including in the case of a "Release Event" under the Bonds (for further details, see below a description of the terms and conditions of the Bonds).

Finally, the agreements entered into between Accor and the Subscriber include representations, warranties and indemnification provisions, customary for this type of transactions.

Impact of the issue of the Bonds and their conversion and redemption into new shares on the situation of every holder of shares or securities giving access to shares, in particular its portion of shareholders equity as of the close of financial year ended 31 December 2004.

The impact of the issue of the Bonds and the conversion and redemption into new shares of the Company of all of the Bonds (excluding any adjustments of the conversion/redemption ratio) is described below. Resolutions thirteen and fourteen relating to the Convertible Bonds and the Redeemable Bonds may not be approved separately; therefore, their impact is set forth without making the distinction between the Convertible Bonds and the Redeemable Bonds.

1. Shares

Impact on a holder of shares representing 1% of the Company share capital prior to the transaction:

	%
• Before issue of the Bonds [1]	1
• After conversion and redemption into new shares of the Bonds [2]	0.89
• After conversion and redemption into new shares of the Bonds and the other bonds convertible or exchangeable into new shares issued by the Company in 2002 (the "2002 OCEANE") and 2003 (the "2003 OCEANE") [3][4]	0.82

(1) Based on a number of Company shares of 206,710,509, as of 8 March 2005.

(2) Before any adjustments.

(3) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

(4) 2003 OCEANE: 15,304,348 underlying Accor shares.

Impact on the consolidated shareholders' equity per share as of 31 December 2004 (French GAAP)

	€
• Before issue of the Bonds	(18.6)
• After conversion and redemption of the Bonds into new shares	(21.0)
• After conversion and redemption of the Bonds, the 2002 OCEANE[1] and the 2003 OCEANE into new shares	(23.2)

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

2. 2002 OCEANE

Impact on a holder of a number of 2002 OCEANE giving right upon conversion or exchange to 1% of the Company share capital prior to the transaction

	%
• Before conversion/exchange of the 2002 OCEANE into new shares and issue of the Bonds	0
• After conversion/exchange of the 2002 OCEANE into new shares and before issue of the Bonds	0.99
• After conversion/exchange of the 2002 OCEANE and conversion and redemption of the Bonds into new shares	0.89
• After conversion and redemption of the Bonds, the 2002 OCEANE[1] and the 2003 OCEANE into new shares	0.82

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

Impact on the consolidated shareholders' equity per share as of 31 December 2004 (French GAAP)

	€
• Before conversion/exchange of the 2002 OCEANE into news shares and issues of the Bonds	(18.6)
• After conversion/exchange of the 2002 OCEANE into new shares and before issue of the Bonds	(19.0)
• After conversion/exchange of the 2002 OCEANE and conversion and redemption of the Bonds into new shares	(21.3)
• After conversion and redemption of the Bonds, the 2002 OCEANE [1] and the 2003 OCEANE into new shares	(23.2)

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

3. 2003 OCEANE

Impact on a holder of a number of 2003 OCEANE giving right upon conversion or exchange to 1% of the Company share capital prior to the transaction

	%
• Before conversion/exchange of the 2003 OCEANE into new shares and issue of the Bonds	0
• After conversion/exchange of the 2003 OCEANE into new shares and before issue of the Bonds	0.99
• After conversion/exchange of the 2003 OCEANE and conversion and redemption of the Bonds into new shares	0.89
• After conversion and redemption of the Bonds, the 2002 OCEANE [1] and the 2003 OCEANE into new shares	0.82

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

Impact on the consolidated shareholders' equity per share as of 31 December 2004 (French GAAP)

	€
• Before conversion/exchange of the 2003 OCEANE into new shares and issue of the Bonds	(18.6)
• After conversion/exchange of the 2003 OCEANE into new shares and before issue of the Bonds	(18.8)
• After conversion/exchange of the 2003 OCEANE and conversion and redemption of the Bonds into new shares	(21.2)
• After conversion and redemption of the Bonds, the 2002 OCEANE [1] and the 2003 OCEANE into new shares	(23.2)

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

4. Theoretical impact on the Accor share price

	€
• Share price before issue of the Bonds [1]	35.42
• After conversion and redemption of the Bonds into new shares [2] [3]	36.00
• After conversion and redemption of the Bonds, the 2002 OCEANE [4] and the 2003 OCEANE into new shares [5]	36.79

(1) 20 trading day average price of the Accor share as of 8 March 2005 (source: Fininfo).

(2) Issue price of the new shares to be issued upon redemption of the Redeemable Bonds of 39 euros (before any adjustments).

(3) Issue price of the new shares to be issued upon conversion of the Convertible Bonds of 43 euros (before any adjustments).

(4) Issue price of the new shares to be issued upon conversion/exchange of the 2002 OCEANE, adjusted to take into account the redemption in cash of one third of their aggregate principal amount on 1 January 2005, of 55.60 euros.

(5) Issue price of the new shares to be issued upon conversion/exchange of the 2003 OCEANE of 40.25 euros.

Principal terms and conditions of the Convertible Bonds

Below is a description of the principal terms and conditions of the Convertible Bonds. Please refer to the text of Resolution thirteen for a complete description.

1. Number of Convertible Bonds

116,279 Convertible Bonds will be issued, each convertible into 100 new shares of the Company (subject to certain adjustments described below), each having a par value of € 3.

2. Issue Price

The Convertible Bonds will be issued at par, ie. at their nominal value of € 4,300.

3. Interest

The Convertible Bonds will bear interest at a rate 3.25% per year, payable quarterly.

4. Redemption at Maturity

The Convertible Bonds will be redeemed in cash at the fifth anniversary of the issue date.

5. Maximum amount of the Capital Increase

The maximum number of new shares (excluding the adjustments described below) that may be issued upon conversion of all of the Convertible Bonds amounts to 11,627,900 shares corresponding to an amount of capital of € 34,883,700.

6. Conversion

Each Convertible Bond will be convertible into new shares (i) in whole, starting on 1 January 2007, (ii) prior to 1 January 2007, on a number of Convertible Bonds representing 10% of the total number of Convertible Bonds, or (iii) prior to 1 January 2007, upon the occurrence of a Release Event (see below).

7. Maintenance of Holder's Rights – Adjustment of Conversion Ratio

Resolution thirteen sets forth certain events that trigger an adjustment of the conversion ratio, which are mandatory under applicable law and/or customary. Besides these adjustments, the parties have agreed that the conversion ratio will also be adjusted if the 2004 dividend is higher than € 1.10 per share or in the event of a conversion between January 1st and the date of payment of an annual dividend.

8. Events of Default

The Convertible Bonds may be immediately due and payable in the event of:

- non-payment of principal or interest;
- breach of other obligations under the Convertible Bonds;
- insolvency or winding-up etc..;
- cross-acceleration;
- security enforced; or
- Company shares are no longer listed on Euronext.

9. Material Disagreements

The events set forth below shall constitute material disagreements for purposes of the Convertible Bonds (each a "Material Disagreement"):

- a Change of Influence (i.e. the acquisition of more than 9.9% of the capital, directly or indirectly, by a third party) has occurred (i) with the support of the Supervisory Board, the representatives of the Subscriber having voted against it, or (ii) with the relevant significant shareholder being granted by the Company any specific right;
- if any representative of the Subscriber is (i) removed and not replaced by another person proposed by the Subscriber or (ii) not reappointed at the end of his term;
- if (i) the Engagement Committee no longer includes a representative of the Subscriber, as member and chairperson, or if (ii) any of the governing rules or powers of the Engagement Committee is modified without the prior written approval of the representative of the Masse; or
- if the Supervisory Board formally approves a proposed action on any of the matters that fall within the scope of powers of the Engagement Committee and any representative of the Subscriber having voted against it.

In the event of a Material Disagreement and after notice has been given by the representative of the Masse, the Company shall use its best efforts to redeem the Convertible Bonds in cash within 6 months from the occurrence of the Material Disagreement.

If the Convertible Bonds have not been redeemed at the end of such 6 month period, the Convertible Bonds will be redeemable, at their maturity or in the event of an early redemption, at an amount equal to 102% of their nominal value.

It is expressly provided that this paragraph relating to Material Disagreements shall terminate (*caducité*) to the extent the remaining investment of the Subscriber and its affiliates in Accor is less than € 400,000,000.

10. Release Events

Each Bondholder will be entitled to exercise its conversion right after the occurrence of any of the following events:

- any Event of Default (see above);
- a Similar Transaction (ie. an issue of securities reserved to an identified person or group of persons in consideration for cash);
- the filing by any third party with the *Autorité des Marchés Financiers* of a takeover bid (offre publique) for the shares of the Company;
- any Material Disagreement;
- a Change of Influence unless (x) it has occurred with the support of the Supervisory Board and (y) the representative of the Subscriber voted for such support at the Supervisory Board; or
- if the Company would be prevented by French law from making payment to the holder of Convertible Bonds of the full amounts then due and payable.

11. New Shares

The new shares will be fully assimilated to the existing shares and will be listed on Euronext Paris.

12. Masse

The holders of Convertible Bonds will be grouped together in masse, except if there is only one holder, in which case it shall exercise all rights of the representative of the masse.

Principal terms and conditions of the Redeemable Bonds

Below is a description of the principal terms and conditions of the Redeemable Bonds. Please refer to the text of Resolution fourteen for a complete description.

1. Number of Redeemable Bonds

128,205 Redeemable Bonds will be issued, each redeemable into 100 new shares of the Company (subject to certain adjustments described below), each having a par value of € 3.

2. Issue Price

The Redeemable Bonds will be issued at par, ie. at their nominal value of € 3,900.

3. Interest

The Redeemable Bonds will bear interest at a rate 4.50% per year, payable quarterly.

4. Redemption at Maturity

The Redeemable Bonds will be redeemed in cash at the third anniversary of the issue date.

5. Maximum amount of the Capital Increase

The maximum number of new shares (excluding the adjustments described below) that may be issued upon redemption of all of the Redeemable Bonds amounts to 12,820,500 shares corresponding to an amount of capital of € 38,461,500.

6. Redemption into Shares

Each Redeemable Bond will be redeemable into new shares (i) in whole, starting on 1 January 2007, (ii) prior to 1 January 2007, on a number of Redeemable Bonds representing 10% of the total number of Redeemable Bonds, or (iii) prior to 1 January 2007, upon the occurrence of a Release Event (see below).

7. Maintenance of Holder's Rights – Adjustment of Redemption Ratio

Resolution fourteen sets forth certain events that trigger an adjustment of the redemption ratio, which are mandatory under applicable law and/or customary. Besides these adjustments, the parties have agreed that the redemption ratio will also be adjusted if the 2004 dividend is higher than € 1.10 per share or in the event of a redemption between January 1st and the date of payment of an annual dividend.

8. Release Events

Each Bondholder will be entitled to exercise its redemption right after the occurrence of any of the following events:

- non-payment of principal or interest;
- breach of other obligations under the Redeemable Bonds;
- insolvency or winding-up etc..;
- cross-acceleration;
- security enforced;
- Company shares are no longer listed on Euronext;
- a Similar Transaction (ie. an issue of securities reserved to an identified person or group of persons in consideration for cash);
- the filing by any third party with the *Autorité des Marchés Financiers* of a takeover bid (offre publique) for the shares of the Company;
- any Material Disagreement (as defined below);
- a Change of Influence unless (x) it has occurred with the support of the Supervisory Board and (y) the representative of the Subscriber voted for such support at the Supervisory Board; or
- if the Company would be prevented by French law from making payment to the holder of Redeemable Bonds of the full amounts then due and payable.

For purposes of the Redeemable Bonds, a Material Disagreement shall be deemed to have occurred:

- if any representative of the Subscriber is (i) removed and not replaced by another person proposed by the Subscriber or (ii) not reappointed at the end of his term;
- if (i) the Engagement Committee no longer includes a representative of the Subscriber, as member and chairperson, or if (ii) any of the governing rules or powers of the Engagement Committee is modified without the prior written approval of the representative of the Masse; or
- if the Supervisory Board formally approves a proposed action on any of the matters that fall within the scope of powers of the Engagement Committee and any representative of the Subscriber having voted against it.

9. New Shares

The new shares will be fully assimilated to the existing shares and will be listed on Euronext Paris.

10. Liquidation

In the event of a liquidation of the Company (*liquidation judiciaire*), the holders Redeemable Bonds will be treated *pari passu* with the shareholders of the Company.

11. Masse

The holders of Redeemable Bonds will be grouped together in masse, except if there is only one holder, in which case it shall exercise all rights of the representative of the masse.

Authorization to reduce the Company's capital by cancelling shares

The purpose of **the fifteenth resolution** is to renew the authorization given to the Management Board to cancel all or some of the shares bought back pursuant to the twelfth resolution and to reduce the capital accordingly. The number of shares canceled in any given 24-months period may not exceed 10% of the total shares outstanding.

The authorization is being sought for a period of 18 months and is the subject of a special report issued by the Auditors in accordance with the law.

☐ Renewal of financial authorizations

In prior years, shareholders voted resolutions giving the Management Board the necessary flexibility to act swiftly to raise the financial resources needed to implement the Group's growth strategy.

With the prior approval of the Supervisory Board, the Management Board may issue shares and share equivalents in France, abroad and/or on international markets with or without pre-emptive subscription rights for existing shareholders, based on the opportunities offered by the financial markets, in the best interests of the Company and its shareholders.

In 2004, the Management Board used one of these authorizations to issue bonds redemeemable in shares or in cash (ORANES) to finance the acquisition of a 28.9% stake in Club Méditerranée.

Government order of June 24, 2004 and decree of February 10, 2005 have introduced major changes in the regulations governing corporate securities. To take into account these changes, shareholders are asked to renew, for a period of twenty-six months, the authorizations given at the Extraordinary Meeting of May 4, 2004 on adapted terms.

The maximum amount of debt and equity capital that may be raised is unchanged compared with the ceilings set in the authorizations given at the Annual and Extraordinary Meeting of May 4, 2004 and all issues will be subject to the prior approval of the Supervisory Board.

The sixteenth resolution authorizes the Management Board to issue shares and share equivalents with pre-emptive subscription rights for existing shareholders.

The aggregate par value of shares issued under this resolution is capped at € 200 million, not including the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.

The aggregate nominal value of debt securities issued under the authorization is capped at € 2 billion or the equivalent in foreign currency.

The seventeenth resolution authorizes the Management Board to issue shares and share equivalents without pre-emptive subscription rights for existing shareholders.

The Management Board wants to be able to react quickly to any financial opportunity arising in rapidly changing and diverse financial markets in France and abroad, by swiftly mounting issues that can be placed with investors interested in certain types of financial instruments. To be able to do so, the Management Board needs to be in a position to offer the securities to investors without waiting for shareholders to exercise their pre-emptive rights.

If the authorization is used, shareholders may be offered the opportunity to subscribe for the securities on a priority basis, during a period and on terms to be decided by the Management Board based on market practices. The Management Board and the Statutory Auditors will issue reports in connection with any such issues, which will be made available to shareholders in accordance with the legal requirements.

The aggregate par value of shares issued under this authorization will be capped at € 100 million, corresponding to the issuance of new shares representing around 16.12% of the Company's capital at December 31, 2004.

The aggregate nominal value of debt securities issued under this authorization may not exceed € 1 billion or the equivalent in foreign currency.

☐ Authorization to issue shares or other securities representing a maximum of 10% of the capital in payment for contributed assets

The eighteenth resolution is being tabled in response to new legal provisions concerning contributed assets.

It allows the Management Board to issue shares or other securities in payment for contributed assets, provided that said issues do not result in the capital being increased by more than 10%.

The procedure continues to be governed by the rules relating to contributed assets, particularly the requirement to have the assets valued by an appraisal auditor in accordance with Article L.225-147 of the Commercial Code.

This authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

☐ Authorization to increase the amount of any issues that are over-subscribed

The purpose of **the nineteenth resolution** is to authorize the Management Board, with the prior approval of the Supervisory Board, to increase the amount of any issues of shares and share equivalents without pre-emptive subscription rights that are oversubscribed. The issues concerned are those authorized by the sixteenth and seventeenth resolutions. Additional shares issued under this authorization, directly or indirectly, may not represent more than 15% of the capital.

This resolution is being tabled pursuant to the publication of the government order of June 24, 2004, which officially recognizes an existing market practice.

The authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

☐ Authorization to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts

The purpose of **the twentieth resolution** is to authorize the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts. The Management Board may use this authorization in tandem with a share issue for cash carried out pursuant to the sixteenth and seventeenth resolutions.

The authorization may also be used to raise the par value of existing shares or to issue stock grants.

☐ Blanket ceiling on financial authorizations

■ **The twenty-first resolution** sets a cap on the aggregate par value of share issues with or without pre-emptive subscription rights, pursuant to the sixteenth, seventeenth, eighteenth, nineteenth and twentieth resolutions, within the authorized period. The ceiling of € 300 million does not include the par value of any shares to be issued to protect the rights of current holders of share equivalents. This blanket ceiling is the same as that set by the Extraordinary Meeting of May 4, 2004.

☐ Employee share issue

According to the provisions of the Act of February 19, 2001 (Article 29-1-1), whenever companies seek authorizations to issue shares, such as those given in the sixteenth, seventeenth, eighteenth, nineteenth and twentieth resolutions, they must also submit to shareholders a resolution authorizing an employee share issue.

■ **The twenty-second resolution** renews on the same terms and for the same maximum amount, the authorization given to the Management Board at the Extraordinary Meeting of May 4, 2004. This authorization will cover the same period of twenty-six months during which the Management Board will be authorized to issue shares and share equivalents under the sixteenth, seventeenth, nineteenth and twentieth resolutions. The shares will be offered for subscription by employees through a Group employee stock ownership plan or directly in countries where this is not possible. The total number of shares and share equivalents that may be issued under this authorization and the earlier authorizations including that of the Extraordinary Meeting of May 4, 2004, which it replaces, will be limited to the equivalent of 2% of the Company's capital on the date the issue is decided by the Management Board.

As stipulated in Article L.443-5 of the Labor Code, the shares will be offered at a price not exceeding the average of the prices quoted for Accor shares over the twenty trading days preceding the date of the Management Board's decision, or at a discount to this average price. The maximum discount that may be granted is set by the applicable regulations.

The Management Board will be required to seek the prior approval of the Supervisory Board before using this authorization, in accordance with Article 15 of the bylaws.

With the approval of the Supervisory Board, given on January 7, 2004, the Management Board decided to carry out an employee share issue pursuant to the authorization given in the fourteenth resolution of the Extraordinary Meeting of May 20, 2003. The issue was carried out on July 9, 2004, after the Management Board had decided the pricing and subscription period. A total of 391,134 new shares were issued, representing 0.19% of the capital at December 31, 2004. The operation was described in an information memorandum approved by the French stock exchange authorities (*Autorité des Marchés Financiers*) on May 12, 2004, which is available for consultation on the Accor website, www.accor.com.

☐ Employee stock grants without consideration

Article 83 of the 2005 Finance Act allows companies to grant shares to employees without consideration, according to a system that is similar to a stock option plan. These stock grants can therefore be used as an alternative to stock options.

■ **In the twenty-third resolution**, shareholders are invited to authorize the Management Board, with the prior approval of the Supervisory Board, to grant existing or newly-issued shares to all or some employees or officers of the Group without consideration. These grants, carried out on one or several occasions, will be deducted from the ceiling of 8% of the capital outstanding on the date of the Management Board's decision that currently applies to stock option grants authorized at the Extraordinary Meeting of May 20, 2003.

Consequently, for the purpose of determining whether the 8% ceiling has been met, account will be taken of all options outstanding as of the date of the Management Board's decision plus the number of shares granted without consideration. Adoption of this resolution will not therefore lead to any additional dilution of capital as the 8% blanket ceiling remains unchanged.

☐ Amendments to the bylaws

■ The purpose of **the twenty-fourth resolution** is to update articles 1 and 9 of the bylaws to take into account the incorporation of the Companies Act into the Commercial Code, and to align certain other clauses of the bylaws with the government order of June 24, 2004 which simplifies the rules governing shareholder authorizations of bond issues (Article 12 of the bylaws).

☐ Reduction in the term of office of members of the Supervisory Board

Supervisory Board members are currently elected for a six-year term. A shorter period is more in keeping with best practice in the area of corporate governance. Shareholders are therefore invited, in **the twenty-fifth resolution**, to reduce the term of Supervisory Board members from six to four years and to amend Article 16 of the bylaws accordingly.



PROPOSED RESOLUTIONS TO BE SUBMITTED AT THE COMBINED ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

ANNUAL SHAREHOLDERS' MEETING

The following resolutions are subject to the quorum and majority voting rules applicable to Ordinary Shareholders' Meetings.

FIRST RESOLUTION

Approval of the 2004 financial statements of the Company

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the financial statements, approves the report of the Management Board in its entirety and the financial statements of he Company for the year ended December 31, 2004, as presented.

The Annual Meeting also approves the transactions reflected in the financial statements and the action taken by the Management Board during the year.

SECOND RESOLUTION

Approval of the 2004 financial statements of the Group

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2004, as presented.

THIRD RESOLUTION

Approval of regulated agreements

The Annual Meeting, having considered the Auditors' special report on agreements governed by Article L.225-86 of the Commercial Code approves the agreements referred to therein and the transactions carried out under the agreements approved in prior years.

FOURTH RESOLUTION

Transfer of the special long-term capital gains reserve, appropriation of 2004 net income and payment of a dividend

The Annual Meeting, on the recommendation of the Management Board, notes that under the amended 2004 Finance Act (Act no. 2004-1485 dated December 30, 2004), amounts carried in the special long-term capital gains reserve must be transferred to an ordinary reserve account before December 31, 2005 and that the 2.5% exit tax due on the transferred amounts in accordance with the terms of the above Act must be deducted from the ordinary reserve created through the transfer from the special long-term capital gains reserve.

The Annual Meeting approves the recommendation of the Management Board and resolves to:

- Transfer the total amount of € 68,855,816.00 carried in the special long-term capital gains reserve to "Ordinary Reserves", and;
- deduct from "Ordinary Reserves" the amount of € 1,708,895.40, corresponding to the 2.5% exit tax, plus € 330,982.10, corresponding to the 2,5% exit tax on long-term capital gains appropriated ti the legal reserve in prior years, representing a total charge of € 2,039,877.50.

The Annual Meeting approves the recommendation of the Management Board and resolves to:

1. to appropriate

• 2004 net income	€ 221,466,906.96

plus:

• Retained earnings brought forward from the prior year	€ 520,025,161.72
• Prior year dividends not paid out on treasury stock	€ 1,605,167.55
• Reserve corresponding to overpayments of withholding tax dividend	€ 3,971,240.80
Total income available for distribution	**€ 747,068,477.03**

As follows:

• To the legal reserve	€ 396,413.38
• To dividends	€ 268,723,661.70
• To retained earnings	€ 477,948,401.95

2. Accordingly, after noting the existence of income available for distribution, the Annual Meeting resolves to pay a dividend of € 1.30 on each of the 206,710,509 outstanding shares carrying rights to the 2004 dividend.

3. Under the terms of the 2004 Finance Act (Act no. 2003-1311 dated December 30, 2003), shareholders will not receive any *avoir fiscal* tax credit on the dividend; however, eligible shareholders may claim the 50% tax relief provided for in Article 158.3.2 of the General Tax Code.

4. The dividend will be paid as of May 17, 2005. As required by law, the Annual Meeting notes that dividends per share and related *avoir fiscal* tax credits for the last three years were as follows:

In euros	2001	2002	2003
Dividend	1.050	1.050	1.050
Avoir fiscal tax credit[1]	0.525	0.525	0.525
Total revenue	1.575	1.575	1.575

(1) Based on a 50% tax credit.

FIFTH RESOLUTION

Re-election of Renaud d'Elissagaray as member of the Supervisory Board

The Annual Meeting re-elects **Renaud d'Elissagaray** as member of the Supervisory Board, for a term–subject to adoption of the twenty-fifth resolution–of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements.

SIXTH RESOLUTION

Re-election of Franck Riboud as member of the Supervisory Board

The Annual Meeting re-elects **Franck Riboud** as member of the Supervisory Board, for a term–subject to adoption of the twenty-fifth resolution–of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements.

SEVENTH RESOLUTION

Election of Paul Dubrule as member of the Supervisory Board

The Annual Meeting elects **Paul Dubrule** as member of the Supervisory Board, for a term–subject to adoption of the twenty-fifth resolution–of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements.

EIGHTH RESOLUTION

Election of Thomas J. Barrack as member of the Supervisory Board

The Annual Meeting elects **Thomas J. Barrack** as member of the Supervisory Board, for a term–subject to adoption of the twenty-fifth resolution–of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements, subject to the condition precedent of completion of the transactions presented for approval in the thirteen and fourteenth resolutions.

NINTH RESOLUTION

Election of Sébastien Bazin as member of the Supervisory Board

The Annual Meeting elects **Sébastien Bazin** as member of the Supervisory Board, for a term–subject to adoption of the twenty-fifth resolution–of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements, subject to the condition precedent of completion of the transactions presented for approval in the thirteen and fourteenth resolutions.

TENTH RESOLUTION

Election of Dominique Marcel as member of the Supervisory Board

The Annual Meeting elects **Dominique Marcel** as member of the Supervisory Board, for a term–subject to adoption of the twenty-fifth resolution–of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements.

ELEVENTH RESOLUTION

Directors' fees payable to the members of the Supervisory Board

The Annual Meeting, having considered the report of the Management Board, resolves to set total annual directors' fees for the twelve months ending December 31, 2005 at € 305,000.

TWELFTH RESOLUTION

Authorization given to the Management Board to trade in the Company's shares

The Annual Meeting, having considered the report of the Management Board and the information memorandum approved by the *Autorité des Marchés Financiers*, authorizes the Management Board, pursuant to Article L.225-209 of the Commercial Code and European Commission Regulation dated December 22, 2003, to trade in the Company's shares as specified herein.

The Management Board may purchase, sell or transfer shares under this authorization, subject to compliance with the above laws and regulations and in accordance with the practices authorized by the *Autorité des Marchés Financiers*, for the following purposes:

- to maintain a liquid market for the Company's shares under a liquidity contract that complies with a code of ethics recognized by *Autorité des Marchés Financiers*, through an investment service provider acting in the Company's name and on the Company's behalf on a fully independent basis;
- to purchase shares for allocation on exercise of stock options, under a plan governed by Articles L.225-177 et seq. of the Commercial Code, or under an employee stock ownership plan governed by Articles L.443-1 et seq. of the Commercial Code or in connection with stock grants without consideration governed by Articles L.225-197.1 et seq. of the Commercial Code;
- to purchase shares for delivery or exchange, upon exercise of rights attached to securities carrying immediate or future rights to capital or in connection with external growth transactions;
- to purchase shares for cancellation - including any shares bought back under earlier authorizations - provided that such cancellation is authorized by shareholders in Extraordinary Meeting;
- to purchase shares for allocation on the conversion, redemption, exchange or exercise of share equivalents at a date or period determined by the Management Board or the person acting on the authority of the Management Board, under the terms stipulated by the *Autorité des Marchés Financiers*.

The shares may not be purchased at a price of more than € 50 and may not be sold at a price of less than € 30. However, the minimum price will not apply to shares sold on exercise of stock options (or allocated to employees without consideration). In such cases, the sale price or consideration will be determined in accordance with the provisions of the plan concerned. The maximum purchase price and the minimum sale price will be adjusted to reflect the impact of any corporate actions, including any bonus share issue paid up by capitalizing reserves, or any stock-split or reverse stock-split.

In application of Article 179-1 of the decree of March 23, 1967 on trading companies, the Annual Meeting sets at 19 million the maximum number of shares that may be acquired under this authorization, corresponding to a total investment of no more than € 950 million based on the maximum purchase price of € 50 per share authorized above.

The Annual Meeting resolves that (i) the purchase, sale or transfer of shares may be effected and settled by any method, in one or several installments, on the market or over-the-counter, including through the use of options, derivatives—particularly, the purchase of call options—or securities carrying rights to Company shares, on terms accepted by the securities regulator, and that (ii) the entire buyback program may be implemented through a block trade.

The Company may use this resolution and continue to implement the share buyback program while a public tender offer launched by the Company or by a potential buyer of the Company is in progress.

The Annual Meeting gives full powers to the Management Board to use this authorization, place any and all buy and sell orders, enter into any and all agreements, carry out any and all reporting and other formalities (including with the *Autorité des Marchés Financiers*, in accordance with the applicable regulations) and generally do whatever is necessary to implement this resolution. These powers may be delegated to another person subject to compliance with the law and the Company's bylaws.

This authorization is given for a maximum period of eighteen months. It supersedes an earlier authorization given to the Management Board in the seventh resolution of the Annual Meeting of May 4, 2004.

EXTRAORDINARY MEETING

The following resolutions are subject to the quorum and majority noting rules apllicable to Extraordinary Sharholders' Meetings

THIRTEENTH RESOLUTION

Issuance of convertible bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person

The General Meeting, after consideration of the report of the Management Board and the special report of the Auditors:

- decides to issue, at once, 116,279 bonds (the "**Convertible Bonds**"), each having a par value of € 4,300 (i.e. An aggregate principal amount of € 499,999,700), each convertible into one hundred new shares of the Company (or the "**Issuer**") (subject to the adjustments set forth below) having a par value of € 3 (individually a "**Share**" and collectively, the "**Shares**"), and subject to the condition precedent that Resolution fourteen be adopted. The Convertible Bonds will be issued in consideration for cash, on 31 May 2005, at the latest;
- decides, in accordance with the provisions of article L.225-138 of the *Code de Commerce*, to suppress the preferential subscription rights of shareholders to the Convertible Bonds for the benefit of ColLife S.àr.l., a Luxemburg company, headquartered at 1, rue du Saint Esprit, L-1475 Luxembourg, or any other Luxemburg Affiliate of ColLife S.àr.l. that would be substituted to it, which will only be entitled to subscribe for the Convertible Bonds;
- authorizes the increase of capital and the issuance of new shares upon conversion of the Convertible Bonds, i.e. € 34,883,700 corresponding to the issuance of up to 11,627,900 new shares, before any adjustments for purposes of maintaining the holders' rights as set forth below;
- acknowledges that this increase of capital will not be taken into account for purposes of the caps provided for at the seventeenth and twenty-second resolutions;
- acknowledges that, as a result of the decision to issue the Convertible Bonds, the shareholders will have waived their preferential subscriptions rights with respect to the new shares to be issued upon conversion of the Convertible Bonds;
- decides that the terms and conditions (the "**Conditions**") of the Convertible Bonds shall be as follows:

Certain defined terms for purposes of these Conditions:

"Affiliate" means, in respect of any Person, any other Person that directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person.

"Business Day" means any day on which Euronext Paris is opened for trading.

"Change of Influence" means any Person or group of Persons (together a "**Significant Shareholder**") acquiring, alone or in Concert, securities giving right immediately or in the future to more than 9.9% of the voting rights of the Issuer, provided that this Significant Shareholder is not Acting in Concert with the Investor or its Affiliates.

"Committee Representative" means the member and chairperson of the Commitments Committee, appointed by the Supervisory Board of the Issuer upon a proposal by the Investor.

"Concert" means the definition of "concert" set forth in Article L.233-10 of the French *Code de Commerce*.

"Act in Concert" or **"Acting in Concert"** shall each have a correlative meaning.

"Control" means the definition of "control" set forth in Article L.233-3(I) of the French *Code de Commerce*.

"Instruments" means the Convertible Bonds and the Redeemable Bonds collectively.

"Investor" means the holder of the Instruments at the Issue Date.

"Investor Representative" means any member of the Supervisory Board, whose appointment was proposed by the Investor.

"Issue Date" means the date of issue of the Convertible Bonds.

"**Commitments Committee**" means the commitments committee (*Comité des Engagements*) of the Supervisory Board created as of the Issue Date.

"Management Board" means the Management Board (*Directoire*) of the Issuer.

"Maturity Date" means the fifth anniversary of the Issue Date.

"Payment Business Day" means a day which is a TARGET Day (as defined below) and a day (other than a Saturday or Sunday) upon which banks are generally open for business in Paris and Luxembourg; and

"Person" means any individual, company, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

"Redeemable Bonds" means the € 499,999,500 Bonds Redeemable into new Shares (*obligations remboursables en actions*) issued by the Issuer on the Issue Date.

"Remaining Investment" means, at any given time, the aggregate amount of the nominal value of (i) the Instruments that the Investor holds and (ii) the Instruments already converted or redeemed into Shares before such conversion or redemption if the Investor or any of its Affiliates still hold such Shares.

"Similar Transaction" means any issue by the Issuer, directly or indirectly, of bonds (excluding the issue of bonds where no corporate governance rights are granted in connection with such issue), equity or equity-linked securities reserved to an identified Person or group of Persons (excluding, for the avoidance of doubt, issues of securities reserved to employees or officers of the Issuer or its Affiliates) in consideration for cash.

"Supervisory Board" means the Supervisory Board (*Conseil de Surveillance*) of the Issuer.

"Support" shall mean the decision of the Supervisory Board (i) to appoint a new representative of the Significant Shareholder to the Supervisory Board through a cooptation or (ii) together with the Management Board to propose or recommend to the next shareholders' meeting a resolution to appoint a representative of the Significant Shareholder to the Supervisory Board.

"TARGET Day" means a day on which payment in euro can be made in the Trans European Automated Real Time Gross Settlement Express Transfer System.

1. Form, Denomination and Title

Each Convertible Bond is issued and shall be held at all times in registered form (*au nominatif*). Title to the Convertible Bonds shall pass by registration in a register (the "**Register**") which shall be kept by the Issuer or the Issuer shall procure to be kept on its behalf by Société Générale (the "**Exchange Agent**").

The Convertible Bonds are not admitted to trading or listing on a regulated market (*marché réglementé*).

The Convertible Bonds are securities giving rights to shares (*valeurs mobilières donnant accès au capital*) governed by Articles L.228-91 et seq. of the *Code de Commerce*.

In these Conditions, "**Holder**" means, in relation to a Convertible Bond, the person in whose name it is registered in the Register and "**Bondholder**" shall be construed accordingly.

2. Status

The Convertible Bonds (including interest thereon) constitute direct, general, unconditional and unsecured obligations of the Issuer and shall rank at all times *pari passu* among themselves, at least pari passu with all other present and future unsecured and unsubordinated obligations of the Issuer and senior to all present and future subordinated obligations of the Issuer, and *prêts participatifs* granted to, *titres participatifs* and deeply subordinated securities issued by, the Issuer.

3. Negative Pledge

So long as any of the Convertible Bonds remain outstanding, the Issuer will not create or permit to subsid any mortgage, charge, lien, pledge or other security interest (*sûreté réelle*) or anything analogous to the foregoing under the laws of any jurisdiction upon the whole or any part of its present or future assets or revenues for the benefit of any holders of any other bonds (*obligations*) (including bonds giving right to shares or other securities by conversion, redemption, exchange or otherwise) to secure (i) payment of any sum due in respect of any such other bonds or (ii) any payment under any guarantee of or indemnity or other like obligation relating to any such other bonds, unless the Issuer's obligations under the Convertible Bonds are equally and rateably secured. This undertaking is given only in relation to security ranted in favor of holders of other bonds (*obligations*) (including bonds giving right to shares or other securities by conversion, redemption, exchange or otherwise) and does not affect in any way the right of the Issuer to otherwise dispose of its assets or to grant any security in respect of such assets in any other circumstances.

4. Interest

a. Accrual of interest: Each Convertible Bond will bear interest at a rate of 3.25% of its nominal value per annum (the "**Rate of Interest**") from and including the Issue Date payable quarterly in arrears at the end of each three-month period from the Issue Date (each such date an "**Interest Payment Date**"), subject as provided in Condition 6 (Payments).

b. Cessation of interest accrual: Each Convertible Bond will cease to bear interest from the due date for redemption or such earlier date as the Convertible Bonds may be redeemed in cash or converted into Shares in accordance with these Conditions, in which case the interest accrued shall be paid on (i) the date on which the Convertible Bonds are redeemed in cash or (ii) the Conversion Date.

c. Interest amounts: The amount of interest payable on each Interest Payment Date shall be € 34.5196 in respect of each Convertible Bond. If interest is required to be paid in respect of a Convertible Bond on any other date falling before the Maturity, it shall be calculated by applying the Rate of Interest to the principal amount of such Convertible Bond, multiplying the product by the number of days elapsed since the preceding Interest Payment Date (or, as the case may be, the Issue Date) and a 365-day year (or a 366-day year in the case of a leap year) and rounding the resulting figure to the nearest cent (half a cent being rounded upwards).

d. Interest on late payment or issue and/or transfer: If the Issuer fails to pay any amount payable by it on its due date or, in the case of conversion of the Convertible Bonds, fails to issue and/or transfer the Shares in accordance with these Conditions, interest shall continue to accrue to the fullest extent permitted by law on (i) the overdue amount in case of failure to pay any amount or (ii) the nominal amount of the Convertible Bonds in case of failure to issue and/or transfer the Shares, up to the date of actual payment or transfer, as the case may be, (both before and after judgment) at a rate which is 2 % higher than the Rate of Interest. Any interest accruing under this Condition 4(d) **(Interest on late payment or issue and/or transfer)** shall be immediately payable on demand.

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount only if, within the meaning of Article 1154 of the *Code Civil*, such interest is due for a period of at least one year, but will remain immediately due and payable.

5. Redemption of the Convertible Bonds

a. Redemption of the Convertible Bonds at maturity: Unless previously redeemed or converted, each Convertible Bond will be redeemed in cash at its principal amount on the Maturity Date, subject as provided in Condition 6 (Payments).

b. Early redemption in cash at the option of the Bondholders: Each Bondholder may, at its option, request that the Issuer redeems in cash part or all of its Convertible Bonds on the third anniversary of the Issue Date (the "Early Redemption Date"), at their nominal value plus any accrued but unpaid interest as at the Early Redemption Date. Any such request shall be made with a 3 (three) month prior written notice to the Issuer (which notice will be irrevocable unless the Bondholder and the Issuer agree otherwise). Once such request has been made, the Bondholder will no longer be entitled to exercise the Conversion Right in respect of the Convertible Bonds for which it has requested redemption.

6. Payments

a. Principal and interest: Payments of principal and interest on the Convertible Bonds shall be made by transfer to a euro account of a bank in the euro-zone designated by the Bondholder (whose name appears in the Register as at 10:00 am Paris time on the third day before the due date for such payment).

b. Payments on Business Days: If the due date for payment of any amount in respect of any Convertible Bond is not a Payment Business Day, the Holder shall not be entitled to payment of the amount due until the next succeeding Payment Business Day and shall not be entitled to any further interest or other payment in respect of any such delay.

7. Events of Default

The representative of the Masse (as defined in Condition 12 (Representation of bondholders) may, at its discretion, require that all the Convertible Bonds be immediately due and payable at par together with accrued interest, if any of the following events occurs (each an "**Event of Default**"):

a. Non-payment: the Issuer fails to pay any amount payable in respect of the Convertible Bonds within 2 Business Days of the due date for payment thereof;

b. Breach of other obligations: the Issuer fails to perform or observe any of Condition 2 (Status), Condition 3 (Negative Pledge) or Condition 9 (Conversion of Convertible bonds into Shares) or any of its other obligations in respect of the Convertible Bonds and the Issuer fails to remedy such default within 15 days of its occurrence;

c. Insolvency or winding up, etc.: the Issuer proposes a general moratorium in relation to its debt, applies for the appointment of a conciliator or receiver (*conciliateur* or *mandataire ad hoc*) or enters into an amicable settlement (*accord amiable*) with its main creditors pursuant to Articles L.611-3 to L.611-6 and following of the *Code de Commerce* (as amended as the case may be), is subject to liquidation proceedings (*liquidation judiciaire*) or the transfer of its entire business (*cession totale de son entreprise*) or any other equivalent measure or procedure, concludes any agreement or other arrangement in favor of its creditors or its main creditors in view of the re-organization or rescheduling of its Indebtedness, or the appointment of any receiver, trustee or judicial custodian (*administrateur judiciaire, administrateur provisoire* or *mandataire ad hoc*), or is liquidated or dissolved, with the exception of a liquidation or dissolution previously authorized by the Masse and resulting from its restructuring, reorganization, absorption or merger;

d. Cross Acceleration of Issuer: (i) the Issuer is in default (however such default is described) in the due performance or observance of any obligation in respect of any Indebtedness representing € 100,000,000 or more (other than the Convertible Bonds or the Redeemable Bonds) and the maturity of such Indebtedness is accelerated (however such acceleration occurs); or (ii) the Issuer is in default (however such default is described) in respect of any amount which it has not paid or repaid on its due date (or within any applicable grace period) in its capacity as a guarantor, or indemnitor, or surety (*caution*) in relation to any Indebtedness representing € 100,000,000 or more, unless the Issuer disputes in good faith in court proceedings or by any other procedure that the amount in default is due and that the claim invoking the existence of such failure of the Issuer with respect to the amount in default is withdrawn, dismissed or suspended within 90 calendar days from the due date invoked; or (iii) the Issuer is in default (however this default is described) under the Redeemable Bonds.

e. Security Enforced: in the event that part of the Issuer's assets and/or income representing, in the aggregate, € 75,000,000 or more were to be the subject, at any moment, of an attachment, judicial measure or a procedure to enforce a security on any asset or income, and in the event that such attachment, judicial measure or enforcement procedure remains in force or if the measures implemented to enforce such security on any such asset or income are not refused or suspended within a period of 30 days; or

f. Shares no longer listed: if the Shares are no longer admitted to listing and trading on the Eurolist Market of Euronext Paris.

8. Material Disagreements

The events set forth below shall constitute material disagreements for purposes of these Conditions (each a "**Material Disagreement**"):

a. Change of Influence: if a Change of Influence has occurred (i)(x) with the Support of the Supervisory Board and (y) the Investor Representative(s) has voted against such Support at the relevant Supervisory Board meeting or (ii) with the Significant Shareholder being granted by the Issuer any specific right not afforded by law, unless made with the prior written consent of the Investor.

b. Removal of Supervisory Board Member: if any Investor Representative is (i) removed and not replaced within 45 days of his removal by another person proposed by the Investor or (ii) not reappointed at the end of his term or replaced by another person proposed by the Investor;

c. Commitments Committee: if (i) the Commitments Committee no longer includes a Committee Representative, as member and chairperson, or if (ii) any of the governing rules or powers of the Commitments Committee on the Issue Date is modified without the prior written approval of the representative of the Masse;

d. Decision of Supervisory Board against vote of Investor Representative(s): if on any of the matters that fall within the scope of powers of the Commitments Committee (i) (x) the Commitments Committee is not consulted by the Supervisory Board on a proposed action or (y) the Committee Representative votes against a proposed action at an Commitments Committee meeting and (ii) the Supervisory Board formally approves such proposed action, any Investor Representative having voted against it at the relevant Supervisory Board meeting;

If any Material Disagreement occurs, following a notice from the representative of the Masse, which may be made within 45 days from the knowledge of the representative of the Masse of the occurrence of such Material Disagreement, the Issuer shall, unless the relevant Material Disagreement is remedied within 45 days of the receipt of the representative of the Masse's notice, use its best efforts to redeem the Convertible Bonds within 6 months from the occurrence of the Material Disagreement, in cash, at their nominal value plus any accrued but unpaid interest at the date of redemption. If the Convertible Bonds have not been redeemed at the end of the 6 month period referred to in the previous sentence, the Convertible Bonds will be redeemable (i) on their Maturity Date in accordance with Condition 5(a) (**Redemption of the Convertible Bonds at Maturity**) or (ii) upon an early redemption in cash at the option of the Bondholders in accordance with Condition 5(b) (**Early Redemption in Cash at the Option of the Bondholders**), at an amount equal to 102% of its nominal value.

It is expressly provided that this Condition 8 shall terminate (caducité), and the Bondholders, the Investor and their Affiliates shall have no right in respect thereof, to the extent (i) the Remaining Investment is less than € 400,000,000 or (ii) that all the Bondholders have waived the benefit of these provisions on or prior to the Issue Date.

9. Conversion of Convertible Bonds into Shares

a. Conversion Period and Conversion Ratio:

(i) Each Convertible Bond will be convertible into newly issued and fully paid Shares at any time, starting on January 1, 2007 until the Maturity Date (the "**Conversion Period**"), in whole or in part at the option of the Bondholders (the "**Conversion Right**") provided however that each Bondholder shall be entitled to exercise its Conversion Rights prior to January 1, 2007 upon the occurrence of a Release Event as set out in Condition 9(d) (**Release Event**), and provided further that each Bondholder shall be entitled to exercise its Conversion Rights prior to January 1, 2007 on a number of Convertible Bonds representing 10% of the Convertible Bonds that it holds at the Issue Date.

(ii) Each Bondholder shall be entitled to exercise its Conversion Right on any Business Day (an "**Exercise Date**") during the Conversion Period until the fifth Business Day preceding the Maturity Date or until the fifth Business Day preceding the date set for redemption, at a conversion ratio of 100 Shares per Convertible Bond (the "Conversion Ratio"), subject to adjustments set out in Condition 10(b)(ii) (**Adjustments to the Conversion Ratio in the event of certain transactions**).

(iii) If a Bondholder has not exercised its Conversion Right prior to the fifth Business Day prior to the Maturity Date or the date set for redemption, it will receive the redemption price in cash in accordance with Condition 5(a) (**Redemption of the Convertible Bonds at maturity**).

b. Exercise of the Conversion Right:

(i) To exercise their Conversion Rights, the Bondholders must make their request to the Issuer and/or the Exchange Agent.

(ii) The Bondholders will be delivered their Shares on the fifth Business Day following the date of their request (the "**Conversion Date**").

c. Suspension of the Conversion Right:

(i) In the event of an increase in share capital, an issue of securities conferring rights to receive Shares, a merger (*fusion*) or de-merger (*scission*) or any other transactions conferring preferential subscription rights or having a priority subscription period for the benefit of existing shareholders of the Issuer, the Issuer shall be entitled to suspend the Conversion Right for a period not exceeding three months. This right does not prejudice the Conversion Rights of the Bondholders or the Conversion Period set out in Condition 9(a)(i) (**Conversion Period and Conversion Ratio**).

(ii) The Issuer's decision to suspend the exercise of any Conversion Right will be notified to the Bondholders in accordance with Condition 13 (Notices) not less than 7 days before the date on which such suspension comes into force and will state both the date on which the suspension comes into force and the date the suspension will end.

d. Release Event:

In accordance with Condition 9(a)(i), each Bondholder will be entitled, at its sole discretion, to exercise its Conversion Right upon and after the occurrence of any of the following events (a "**Release Event**"):

(i) any Event of Default;

(ii) the public announcement by the Issuer or the consummation of a Similar Transaction;

(iii) Takeover Bid: the filing by any third party with the *Autorité des Marchés Financiers* of a takeover bid (*offre publique*) for the Shares;

(iv) any Material Disagreement;

(v) if a Change of Influence has occurred unless (x) with the Support of the Supervisory Board and (y) the Investor Representative(s) voted for such Support at the relevant Supervisory Board meeting; or

(vi) if the Issuer would on the next payment of principal or interest in respect of the Convertible Bonds be prevented by French law from making payment to the Bondholders of the full amounts then due and payable.

10. Maintenance of Bondholders' Rights

a. Adjustment of the Conversion Ratio:

(i) **Issuer's obligations.**

In accordance with French law, the Issuer undertakes, for as long as any Convertible Bond is outstanding, not to redeem its share capital, or to alter the way it allocates its profits, without having taken all necessary measures in order to preserve the rights of the Bondholders which would exercise their Conversion Right.

(ii) Adjustments to the Conversion Ratio in the event of certain transactions.

If any of the following events occurs at any time after the Issue Date:

1) Issue of securities carrying listed preferential subscription rights;

2) Capitalisation of reserves, profits or share premiums effected by increasing the nominal value of Shares;

3) Distribution of stock dividends or other non-cash dividends on its Shares;

4) Subdivision or combination of outstanding Shares into a smaller number of Shares;

5) Occurrence of certain reorganization events (e.g., merger, de-merger, spin-off);

6) Repurchase of its own Shares at a price higher than the market price;

7) A change in the Issuer's allocation of profits;

8) Depreciation (amortissement) of capital;

9) Payment of Exceptional Dividends (as defined below);

10. Distribution of dividend for 2004;

11) Conversion between January 1 and the date of payment of the annual dividend; and

12) In the event of a modification of Articles L.228-98 and L.228-99 of the *Code de Commerce*, other occurrences that would give rise to required anti-dilution protection to holders of convertible bonds (*obligations convertibles en actions*) under such provisions; the Conversion Ratio will be adjusted in accordance with the provisions set out below. For the avoidance of doubt, it is expressly provided that a single event may not give rise to more than one adjustment of the Conversion Ratio.

In the event of adjustments carried out in accordance with this Condition 10(a)(ii) (Adjustments to the Conversion Ratio in the event of certain transactions), the new Conversion Ratio will be calculated to two decimal places by rounding to the nearest hundredth (with 0.005 being rounded upwards). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Conversion Ratio.

The conversion of Convertible Bonds into shares may only result in the delivery of a whole number of Shares, the treatment of fractions being dealt with in accordance with Condition 10(c) (**Treatment of fractions**).

a) In the event of a transaction conferring listed preferential subscription rights, the new Conversion Ratio of Shares will be determined by multiplying the ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right} + \text{the price of the subscription right}}{\text{Share price ex-subscription right}}$$

For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of listing by Euronext Paris, on any other regulated or similar market on which the Shares and subscription rights are both listed) on each Business Day falling in the subscription period during which the Shares ex-subscription right and the subscription right are simultaneously quoted.

b) In the event of an increase in share capital by capitalisation of reserves, profits or share premium or distribution of bonus Shares, or by the subdivision or consolidation of Shares, the new Conversion Ratio will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of Shares existing after transaction}}{\text{Number of Shares existing before transaction}}$$

c) In the event of an increase in the Issuer's share capital by means of a capitalisation of reserves, profits or share premium effected by increasing the nominal value of the Shares, the Conversion Ratio will not be adjusted but the nominal value of the Shares which may be delivered to Bondholders exercising their Conversion Rights in the Issuer Shares will be increased to the same extent.

d) In the event of a distribution of reserves or share premium in the form of cash or securities, the new Conversion Ratio of Shares will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution} + \text{the amount distributed or the value of the securities distributed in relation to each share}}{\text{Share price before distribution}}$$

For the purposes of calculating this formula:

- the share price before the distribution will be calculated on the basis of the weighted average of the prices quoted on Euronext Paris on the 3 consecutive Business Days preceding the date of distribution;
- the value of securities distributed will be calculated as described in (i) above if the securities are listed. If the securities are not listed before the date of distribution, such value will be determined on the basis of (i) the average of the prices quoted during the three consecutive Business Days following the date of distribution if the securities are quoted during the twenty Business Days following the date of distribution of the securities, and (ii) in any other case, as determined by an independent expert of international reputation chosen by the Issuer.

e) In the event that the Issuer is taken over (*absorption*) by another company or is merged (*fusion*) with one or more companies forming a new company or is demerged (*scission*), the Convertible Bonds will be convertible into the Shares of the acquiring or new company or beneficiary companies of a demerger.

The new Conversion Ratio of Shares will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the ratio of exchange of Shares of the Issuer against the Shares in the acquiring or new company or beneficiary companies of a demerger.

These companies will be substituted for the Issuer for the purpose of the above provisions, in order to, as is necessary, preserve the rights of Bondholders in the case of financial transactions or transactions on securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

f) In the event of a buy-back by the Issuer of its own Shares at a price higher than the market price, the new Conversion Ratio of Shares shall be equal to the product of the Conversion Ratio in effect before the buy-back and the following ratio:

$$\frac{\text{Share value} + \text{Pc\%} \times (\text{Buy-back price} - \text{Share value})}{\text{Share value}}$$

Where:

"Share value" means the average weighted value over 3 consecutive Business Days immediately preceding the buy-back (or the option to buy-back);

"Pc%" means the percentage of capital bought back;

"Buy-back price" means the actual price at which the Shares are bought back (by definition, this will be higher than the market price).

g) In the event of a change in the Issuer's allocation of profits, the new Conversion Ratio shall be equal to the product of the Conversion Ratio in force before the start of the relevant transaction and the following ratio:

$$\frac{\text{Share value before the change} + \text{Reduction per Share in the right to profits}}{\text{Share value before the change}}$$

To calculate this ratio, the Share value before the change in the Issuer's allocation of profits will be determined using the weighted average of prices quoted on Euronext Paris during the three Business Days preceding the day of the occurrence of such change.

h) In the event of a depreciation (*amortissement*) of capital, the new Conversion Ratio shall be equal to the product of the Conversion Ratio in force before the start of the relevant transaction and the following ratio:

$$\frac{\text{Share value before the depreciation} + \text{Amount of the depreciation per Share}}{\text{Share value before the depreciation}}$$

To calculate this ratio, the Share value before the depreciation will be determined using the weighted average of prices quoted on Euronext Paris during the three Business Days preceding the day of the occurrence of such depreciation.

i) If the Issuer pays out an Exceptional Dividend (as defined below), the new Conversion Ratio will be adjusted as explained below.

For the purposes of this clause (i), the term **"Exceptional Dividend"** means any dividend paid in cash or in kind to shareholders, insofar as this dividend (without including the dividend tax credit) (the **"Reference Dividend"**) and all other dividends in cash or in kind paid to shareholders during a single financial year of the Issuer (without including the dividend tax credits, if any, related to such dividends) (the **"Prior Dividends"**), show a "Ratio of Dividends Distributed" (as defined below) greater than 3.5%.

As used in the previous sentence, the term **"Ratio of Dividends Distributed"** means the sum of the ratios obtained by dividing the Reference Dividend and each of the Prior Dividends by the market capitalisation of the issuer on the day before the corresponding distribution date; the market capitalisation used to calculate each of these ratios is equal to the product (x) of the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the distribution date of the Reference Dividend or of each of the Prior Dividends multiplied by (y) the respective number of shares of the Issuer existing on each of those dates. Any dividend or any fractional dividend resulting in an adjustment of the Conversion Ratio pursuant to any other clause of this Condition 10(a)(ii) (**Adjustments to the Conversion Ratio in the event of certain transactions**) will not be taken into account for the application of this clause (i). The formula used to calculate the new share Conversion Ratio in the case of payment of an Exceptional Dividend is as follows:

$$NCR = CR \times (1 + RDD - 3.5\%)$$

in which:

- NCR means the new Conversion Ratio;
- CR means the last share Conversion Ratio in effect before the distribution of the Reference Dividend;
- RDD means the Ratio of Dividends Distributed as defined above;

it is specified that any dividend (reduced, as applicable, by any fractional dividend resulting in the calculation of a new Conversion Ratio pursuant to any other clause of this Condition 10(a)(ii) (**Adjustments to the Conversion Ratio in the event of certain transactions**) paid out between the payment date of a Reference Dividend and the end of the same financial year of the Company will result in an adjustment using the following formula:

$$NCR = CR \times (1 + RDD)$$

in which:

- NCR means the new Conversion Ratio;
- CR means the last share Conversion Ratio in effect before the distribution of the Reference Dividend;
- RDD means the ratio obtained by dividing (i) the amount of the additional dividend (net of any fraction of a dividend resulting in adjustment of the Conversion Ratio pursuant to any other clause of this Condition 10(a)(ii) (Adjustments to the Conversion Ratio in the event of certain transactions)) without taking into account the related dividend tax credits, if any, by (ii) the market capitalisation of the Issuer, which is equal to the product (x) of the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the distribution date of the additional dividend, multiplied by (y) the number of Shares of the Issuer outstanding on that date.

j) In the event that the dividend with respect to the financial year 2004 is in excess of € 1.10, the new Conversion Ratio will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{43}{43 - (ED2004 - 1.10)}$$

Where:

"ED2004" means any dividend paid in cash or in kind to shareholders with respect to the 2004 financial year. The payment by the Issuer of a dividend of up to € 1.10 per Share with respect to the 2004 financial year shall not give rise to any adjustment of the Conversion Ratio.

k) If the Conversion Date occurs between January 1 and the date of payment of the annual dividend by the Issuer, the new Conversion Ratio applicable to the Convertible Bonds being converted will be determined by multiplying the prevailing Conversion Ratio by the following formula (but only to the extent this formula results in a number lower than one):

$$\frac{SP + (C-D)}{SP}$$

Where:

"SP" means the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the Conversion Date.

"C" means the net present value (calculated based on a discount rate equal to the Rate of Interest) of an amount of Interest per Convertible Bond converted thereby calculated between the Conversion Date and the date of payment of the next annual dividend as published by the Issuer, failing which, June 1 of the current financial year.

"D" means the net present value (calculated based on a discount rate equal to the Rate of Interest between the Conversion Date and the date of payment of the next annual dividend as published by the Issuer, failing which, June 1 of the current financial year) of an amount of dividend per share paid by the Issuer during the financial year ended prior to Conversion Date multiplied by the Conversion Ratio prevailing immediately prior to this adjustment.

b. Information relating to adjustments:

In the event of an adjustment, the new Conversion Ratio will be notified to the Bondholders by written notice in accordance with article 242-13 of Decree no. 67-236 dated 23 March 1967 and Condition 13 (Notices).

c. Treatment of fractions:

Each Bondholder exercising its Conversion Right under the Convertible Bonds may receive a number of Shares calculated by multiplying the number of Convertible Bonds, having the same Exercise Date, by the relevant Conversion Ratio in effect at such time.

If the number of Shares so calculated is not a whole number, the Bondholders may request the delivery of:

- either the nearest whole number of Shares immediately less than its entitlement; in which case the Bondholders will receive a cash payment equal to the value of such fraction of a share, calculated on the basis of the share price on Euronext Paris on the Business Day preceding the Exercise Date;
- or the nearest whole number of Shares immediately greater than such entitlement, provided that in such case such Bondholders pays to the Issuer an amount equal to the value of the additional fraction of a share requested, calculated on the basis set out in the preceding paragraph.

d. Notice to Bondholders of Preferential Subscription Rights:

In the event that the Issuer intends to carry out a transaction carrying preferential subscription rights for its existing shareholders, the Bondholders will be notified by the Issuer prior to the commencement of such transaction by a written notice given to the Bondholders in accordance with article 242-13 of Decree no. 67-236 dated 23 March 1967 and Condition 13 (Notices).

11. Shares Issued Upon Conversion of the Convertible Bonds

a. Rights attaching to the Shares to be issued:

(i) New Shares to be issued on conversion New Shares issued upon conversion of the Convertible Bonds shall be subject to all provisions of the Issuer's by-laws (statuts) and will be fully assimilated to the existing Shares.

(ii) General provisions

Each new or existing Share gives the right to an interest in the net assets, profits and liquidation surplus of the relevant company in proportion to that part of the share capital represented by it, taking account of whether any share capital has been redeemed or not, whether the Shares have been fully paid up or not, the nominal value of Shares and the rights of different classes of Shares. Each Share gives the right to one vote in general meetings of the Issuer subject to the by-laws of the issuer.

b. Listing of New Shares

The Issuer will cause the Shares to be issued upon conversion of the Convertible Bonds to be listed on Euronext Paris. The listing of the New Shares has been the subject of a *Note d'Opération* registered with the *Autorités des Marchés Financiers*.

12. Representation of Bondholders

In accordance with article L.228-103 of the *Code de Commerce*, the Bondholders will be grouped together in a collective group (the "**Masse**"), which shall have legal personality.

a. Acting representative of the Masse: If the Convertible Bonds are held by more than one Bondholder, the acting representative of the Masse will be appointed by a general meeting of the Bondholders, pursuant to article L.228-47 of the *Code de Commerce*. The acting representative will have the power, without restriction or reservation, to take, together or separately, on behalf of the Masse, all actions of an administrative nature necessary to protect the interests of the Bondholders. The representative will exercise its duties until its death, resignation or termination of its duties by a general meeting of the Bondholders or until it becomes incapable of acting or unable to act. Its appointment shall automatically cease on the date of final or total redemption or conversion, prior to maturity or otherwise, of the Convertible Bonds. This appointment will be automatically extended until the final resolution of any proceedings in which the representative is involved and the enforcement of any judgments rendered or settlements made. The acting representative of the Masse shall be entitled to a remuneration of € 300 per year, payable by the Issuer on each anniversary of the Issue Date so long as any Convertible Bond remains outstanding.

b. Substitute representative of the Masse: If the Convertible Bonds are held by more than one Bondholder, a substitute representative of the Masse will be appointed by a general meeting of the Bondholders. The substitute representative will, if necessary, replace the acting representative if it is unable to act. The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the Issuer or Bondholder, shall have notified such substitute representative of the acting representative's inability to act, whether temporarily or permanently. Where applicable, the same notification will also be given to the Issuer in the same way. In the event of temporary or permanent replacement, the substitute representative shall have the same powers as the acting representative. It will only become entitled to the annual remuneration of € 300 if it exercises the duties of an acting representative on a permanent basis. Such remuneration will accrue from the day on which it assumes such duties.

c. Remuneration and costs: the Issuer will bear the remuneration of the representative of the Masse and the costs of calling general meetings of the Bondholders, publishing their decisions and fees linked to the possible designation of the representative of the Masse according to article L.228-50 of the *Code de Commerce* and, all the costs of administration and of management of the Masse of Bondholders.

d. General: meetings of the Bondholders shall be held at the registered office of the Issuer or such other place as is specified in the notice of the meeting. Each Bondholder shall have the right, during the period of 15 days prior to any meeting of the Masse, to examine and take copies of or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the company or at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to such general meeting. In the event of the consolidation of the Convertible Bonds with further issues of bonds giving identical rights to Bondholders and if the terms and conditions of such bonds so permit, the Bondholders of all such issues shall be grouped together in a single Masse.

e. Sole Bondholder: if there is only one Bondholder, there will be no Masse and no representative of the Masse shall be appointed. The sole Bondholder shall have all the powers of the representative of the Masse set forth in these Conditions.

13. Notices

Notices to the Bondholders shall be valid if addressed in writing by registered mail to their respective addresses set out in the Register.

14. Governing Law and Jurisdiction

a. Governing law: The Convertible Bonds and all matters arising from or connected with the Convertible Bonds are governed by, and shall be construed in accordance with French law.

b. Jurisdiction: The Issuer hereby irrevocably and unconditionally submits to the *Tribunal de Commerce de Paris* for all matters in relation with the Convertible Bonds and waives any objection to proceedings in such tribunal whether on the grounds that the proceedings have been brought in an inconvenient forum or otherwise.

FOURTEENTH RESOLUTION

Issuance of redeemable bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person

Subject to the Resolution thirteen being adopted, the General Meeting, after consideration of the report of the Management Board and the special report of the Auditors:

- decides to issue, at once, 128,205 bonds (the "**Redeemable Bonds**"), each having a par value of € 3,900 (i.e. an aggregate principal amount of € 499,999,500), each redeemable into one hundred new shares of the Company (or the "**Issuer**") (subject to the adjustments set forth below) having a par value of € 3 (individually a "**Share**" and collectively, the "**Shares**"). The Redeemable Bonds will be issued in consideration for cash, on 31 May 2005, at the latest;
- decides, in accordance with the provisions of article L. 225-138 of the *Code de Commerce*, to suppress the preferential subscription rights of shareholders to the Redeemable Bonds for the benefit of ColLife S.àr.l., a Luxemburg company, headquartered at 1, rue du Saint Esprit, L-1475 Luxembourg, or any other Luxemburg Affiliate of ColLife S.àr.l. that would be substituted to it, which will only be entitled to subscribe for the Redeemable Bonds;
- authorizes the increase of capital and the issuance of new shares upon redemption of the Redeemable Bonds, i.e. € 38,461,500 corresponding to the issuance of up to 12,820,500 new shares, before any adjustments for purposes of maintaining the holders' rights as set forth below;
- acknowledges that this increase of capital will not be taken into account for purposes of the caps provided for at the seventeenth and twenty-second resolutions;
- acknowledges that, as a result of the decision to issue the Redeemable Bonds, the shareholders will have waived their preferential subscriptions rights with respect to the New Shares to be issued upon redemption of the Redeemable Bonds;
- decides that the terms and conditions (the "**Conditions**") of the Redeemable Bonds shall be as follows:

"**Affiliate**" means, in respect of any Person, any other Person that directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person.

"**Business Day**" means any day on which Euronext Paris is opened for trading.

"**Change of Influence**" means any Person or group of Persons (together a "**Significant Shareholder**") acquiring, alone or in Concert, securities giving right immediately or in the future to more than 9.9% of the voting rights of the Issuer, provided that this Significant Shareholder is not Acting in Concert with the Investor or its Affiliates.

"Committee Representative" means the member and chairperson of the Commitments Committee appointed by the Supervisory Board of the Issuer upon a proposal by the Investor.

"Concert" means the definition of "concert" set forth in Article L.233-10 of the French *Code de Commerce*. **"Act in Concert"** or **"Acting in Concert"** shall each have a correlative meaning.

"Control" means the definition of "control" set forth in Article L.233-3(i) of the French *Code de Commerce*.

"Convertible Bonds" means the € 499,999,700 Convertible Bonds (*obligations convertibles en actions*) issued by the Issuer on the Issue Date.

"Instruments" means the Redeemable Bonds and the Convertible Bonds collectively.

"Investor" means the holder of the Instruments at the Issue Date.

"Investor Representative" means any member of the Supervisory Board, whose appointment was proposed by the Investor.

"Issue Date" means the date of issue of the Redeemable Bonds.

"Commitments Committee" means the Commitments Committee (*Comité des Engagements*) of the Supervisory Board created as of the Issue Date.

"Management Board" means the Management Board (*Directoire*) of the Issuer.

"Maturity Date" means the third anniversary of the Issue Date.

"Payment Business Day" means a day which is a TARGET Day (as defined below) and a day (other than a Saturday or Sunday) upon which banks are generally open for business in Paris and Luxembourg; and

"Person" means any individual, company, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

"Similar Transaction" means any issue by the Issuer, directly or indirectly, of bonds (excluding the issue of bonds where no corporate governance rights are granted in connection with such issue), equity or equity-linked securities reserved to an identified Person or group of Persons (excluding, for the avoidance of doubt, issues of securities reserved to employees or officers of the Issuer or its Affiliates) in consideration for cash.

"Supervisory Board" means the Supervisory Board (*Conseil de Surveillance*) of the Issuer.

"**Support**" shall mean the decision of the Supervisory Board (i) to appoint a new representative of the Significant Shareholder to the Supervisory Board through a cooptation or (ii) together with the Management Board to propose or recommend to the next shareholders' meeting a resolution to appoint a representative of the Significant Shareholder to the Supervisory Board.

"TARGET Day" means a day on which payment in euro can be made in the Trans European Automated Real Time Gross Settlement Express Transfer System.

1. Form, Denomination and Title

Each Redeemable Bond is issued and shall be held at all times in registered form (*au nominatif*). Title to the Redeemable Bonds shall pass by registration in a register (the "**Register**") which shall be kept by the Issuer or the Issuer shall procure to be kept on its behalf by Société Générale (the "**Exchange Agent**").

The Redeemable Bonds are not admitted to trading or listing on a regulated market (*marché réglementé*).

The Redeemable Bonds are securities giving rights to shares (*valeurs mobilières donnant accès au capital*) governed by Articles L.228-91 et seq. of the *Code de Commerce*.

In these Conditions, "**Holder**" means, in relation to a Redeemable Bond, the person in whose name it is registered in the Register and "**Bondholder**" shall be construed accordingly.

2. Status

The Redeemable Bonds (including interest thereon) constitute direct, general, unconditional and unsecured obligations of the Issuer and shall rank at all times *pari passu* among themselves, at least *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer and senior to all present and future subordinated obligations of the Issuer, and *prêts participatifs* granted to, *titres participatifs* and deeply subordinated securities issued by the Issuer.

3. Negative Pledge

So long as any of the Redeemable Bonds remain outstanding, the Issuer will not create or permit to subsist any mortgage, charge, lien, pledge or other security interest (*sûreté réelle*) or anything analogous to the foregoing under the laws of any jurisdiction upon the whole or any part of its present or future assets or revenues for the benefit of any holders of any other bonds (*obligations*) (including bonds giving right to shares or other securities by conversion, redemption, exchange or otherwise) to secure (i) payment of any sum due in respect of any such other bonds or (ii) any payment under any guarantee of or indemnity or other like obligation relating to any such other bonds, unless the Issuer's obligations under the Redeemable Bonds are equally and rateably secured. This undertaking is given only in relation to security granted in favor of holders of other bonds (*obligations*) (including bonds giving right to shares or other securities by conversion, redemption, exchange or otherwise) and does not affect in any way the right of the Issuer to otherwise dispose of its assets or to grant any security in respect of such assets in any other circumstances.

4. Interest

a. Accrual of interest: Each Redeemable Bond will bear interest at a rate of 4.5% of its nominal value per annum (the "**Rate of Interest**") from and including the Issue Date payable quarterly in arrears at the end of each three-month period from the Issue Date (each such date an "**Interest Payment Date**"), subject as provided in Condition 5 (Payments).

b. Cessation of interest accrual: Each Redeemable Bond will cease to bear interest from the due date for redemption or such earlier date as the Redeemable Bonds may be redeemed for Shares in accordance with these Conditions, in which case the interest accrued shall be paid on the Redemption Date.

c. Interest amounts: The amount of interest payable on each Interest Payment Date shall be € 43.1535 in respect of each Redeemable Bond. If interest is required to be paid in respect of a Redeemable Bond on any other date falling before the Maturity Date, it shall be calculated by applying the Rate of Interest to the principal amount of such Redeemable Bond, multiplying the product by the number of days elapsed since the preceding Interest Payment Date (or, as the case may be, the Issue Date) and a 365-day year (or a 366-day year in the case of a leap year) and rounding the resulting figure to the nearest cent (half a cent being rounded upwards).

d. Interest on late payment or issue and/or transfer: If the Issuer fails to pay any amount payable by it on its due date or, in the case of redemption of the Redeemable Bonds, fails to issue and/or transfer the Shares in accordance with these Conditions, interest shall continue to accrue to the fullest extent permitted by law on (i) the overdue amount in case of failure to pay any amount or (ii) the nominal amount of the Redeemable Bonds in case of failure to issue and/or transfer the Shares, up to the date of actual payment or transfer, as the case may be, (both before and after judgment) at a rate which is 2 per cent higher than the Rate of Interest. Any interest accruing under this Condition 4(d) (**Interest on late payment or issue and/or transfer**) shall be immediately payable on demand. Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount only if, within the meaning of Article 1154 of the *Code Civil*, such interest is due for a period of at least one year, but will remain immediately due and payable.

5. Payments

a. Principal and interest: Payments of principal and interest on the Redeemable Bonds shall be made by transfer to a euro account of a bank in the euro-zone designated by the Bondholder (whose name appears in the Register as at 10:00 am Paris time on the third day before the due date for such payment).

b. Payments on Business Days: If the due date for payment of any amount in respect of any Redeemable Bond is not a Payment Business Day, the Holder shall not be entitled to payment of the amount due until the next succeeding Payment Business Day and shall not be entitled to any further interest or other payment in respect of any such delay.

6. Material Disagreements

The events set forth below shall constitute material disagreements for purposes of these Conditions (each a "**Material Disagreement**"):

a. Removal of Supervisory Board Member: if any Investor Representative is (i) removed and not replaced within 45 days of his removal by another person proposed by the Investor or (ii) not reappointed at the end of his term or replaced by another person proposed by the Investor;

b. Commitments Committee: if (i) the Commitments Committee no longer includes a Committee Representative, as member and chairperson, or if (ii) any of the governing rules or powers of the Commitments Committee on the Issue Date is modified without the prior written approval of the representative of the Masse;

c. Decision of Supervisory Board against vote of Investor Representative(s): if on any of the matters that fall within the scope of powers of the Commitments Committee (i) (x) the Commitments Committee is not consulted by the Supervisory Board on a proposed action or (y) the Committee Representative votes against a proposed action at an Commitments Committee meeting and (ii) the Supervisory Board formally approves such proposed action, any Investor Representative having voted against it at the relevant Supervisory Board meeting;

It is expressly provided that this Condition 6 shall terminate (*caducité*), and the Bondholders, the Investor and their Affiliates shall have no right in respect thereof to the extent that all the Bondholders have waived the benefit of these provisions on or prior to the Issue Date.

7. Redemption of Redeemable Bonds For New Shares

a. Mandatory redemption for new Shares: On the Maturity Date (the "**Redemption Period**"), each Redeemable Bond will be redeemed for new Shares (the "Redemption Right") at a redemption ratio of 100 Shares per Redeemable Bond (the "**Redemption Ratio**"), subject to adjustments set out in Condition 8(a)(ii) (**Adjustments to the Redemption Ratio in the event of certain transactions**), provided however that (i) each Bondholder shall be entitled to exercise its Redemption Rights on part or all of the Redeemable Bonds that it holds at any time as from January 1, 2007, (ii) each Bondholder shall be entitled to exercise its Redemption Rights on part or all of the Redeemable Bonds that it holds prior to January 1, 2007 upon the occurrence of a Release Event as set out in Condition 7(d) (**Release Event**), and (iii) each Bondholder shall be entitled to exercise its Redemption Rights prior to January 1, 2007 on a number of Redeemable Bonds representing 10% of the Redeemable Bonds that it holds at the Issue Date.

b. Delivery of the Shares upon Redemption of the Redeemable Bonds:

(i) Redemption on the Maturity Date: Except as otherwise provided herein, the Issuer shall effect the transfer, with respect to all Redeemable Bonds to be redeemed, to the relevant Bondholder of the corresponding number of Shares as soon as practicable and, in any event no later than the fifth Business Day following the Maturity Date.

(ii) Redemption before the Maturity Date: To exercise their Redemption Rights before the Maturity Date, the Bondholders must make their request to the Issuer and/or the Exchange Agent (the date of such request is referred to as the "**Exercise Date**"). The Bondholders will be delivered their Shares on the fifth Business Day following the date of the Exercise Date (the "**Redemption Date**").

c. Suspension of the Redemption Right:

(i) In the event of an increase in share capital, an issue of securities conferring rights to receive Shares, a merger (*fusion*) or de-merger (*scission*) or any other transactions conferring preferential subscription rights or having a priority subscription period for the benefit of existing shareholders of the Issuer, the Issuer shall be entitled to suspend the Redemption Right for a period not exceeding three months. This right does not prejudice the Redemption Rights of the Bondholders or the Redemption Period set out in Condition 7(a) (**Mandatory Redemption for New Shares**).

(ii) The Issuer's decision to suspend the exercise of any Redemption Right will be notified to the Bondholders in accordance with Condition 12 (Notices) not less than seven days before the date on which such suspension comes into force and will state both the date on which the suspension comes into force and the date the suspension will end.

d. Release Event:

In accordance with Condition 7(a), each Bondholder will be entitled, at its sole discretion, to exercise its Redemption Right upon and after the occurrence of any of the following events (a "**Release Event**"):

(i) Non-payment: the Issuer fails to pay any amount payable in respect of the Redeemable Bonds within two Business Days of the due date for payment thereof;

(ii) Breach of other obligations: the Issuer fails to perform or observe any of Condition 2 (Status), Condition 3 (Negative Pledge) or Condition 7 (Redemption of the Redeemable Bonds For New Shares) or any of its other obligations in respect of the Redeemable Bonds and the Issuer fails to remedy such default within 15 days of its occurrence;

(iii) Insolvency or winding up, etc.: the Issuer proposes a general moratorium in relation to its debt, applies for the appointment of a conciliator or receiver (conciliateur or mandataire ad hoc) or enters into an amicable settlement (*accord amiable*) with its main creditors pursuant to Articles L.611-3 to L.611-6 and following of the *Code de Commerce* (as amended as the case may be), is subject to liquidation proceedings (*liquidation judiciaire*) or the transfer of its entire business (*cession totale de son entreprise*) or any other equivalent measure or procedure, concludes any agreement or other arrangement in favor of its creditors or its main creditors in view of the re-organization or rescheduling of its Indebtedness, or the appointment of any receiver, trustee or judicial custodian (*administrateur judiciaire, administrateur provisoire or mandataire ad hoc*), or is liquidated or dissolved, with the exception of a liquidation or dissolution previously authorized by the Masse and resulting from its restructuring, reorganization, absorption or merger;

(iv) Cross Acceleration of Issuer: (i) the Issuer is in default (however such default is described) in the due performance or observance of any obligation in respect of any Indebtedness representing € 100,000,000 or more (other than the Redeemable Bonds or the Convertible Bonds) and the maturity of such Indebtedness is accelerated (however such acceleration occurs); or (ii) the Issuer is in default (however such default is described) in respect of any amount which it has not paid or repaid on its due date (or within any applicable grace period) in its capacity as a guarantor, or indemnitor, or surety (*caution*) in relation to any Indebtedness representing € 100,000,000 or more, unless the Issuer disputes in good faith in court proceedings or by any other procedure that the amount in default is due and that the claim invoking the existence of such failure of the Issuer with respect to the amount in default is withdrawn, dismissed or suspended within 90 calendar days from the due date invoked; or (iii) the Issuer is in default (however this default is described) under the Convertible Bonds;

(v) Security Enforced: in the event that part of the Issuer's assets and/or income representing, in the aggregate, € 75,000,000 or more, were to be the subject, at any moment, of an attachment, judicial measure or a procedure to enforce a security on any asset or income, and in the event that such attachment, judicial measure or enforcement procedure remains in force or if the measures implemented to enforce such security on any such asset or income are not refused or suspended within a period of 30 days;

(vi) Shares no longer listed: if the Shares are no longer admitted to listing and trading on the Eurolist Market of Euronext Paris;

(vii) Similar Transaction: the public announcement by the Issuer or the consummation of a Similar Transaction;

(viii) Takeover Bid: the filing by any third party with the *Autorité des Marchés Financiers* of a takeover bid (*offre publique*) for the Shares;

(ix) Material Disagreement: the occurrence of any Material Disagreement;

(x) Change of Influence: if a Change of Influence has occurred unless (x) with the Support of the Supervisory Board and (y) the Investor Representative(s) voted for such Support at the relevant Supervisory Board meeting; or

(xi) Legal prevention of payment: if the Issuer would on the next payment of principal or interest in respect of the Redeemable Bonds be prevented by French law from making payment to the Bondholders of the full amounts then due and payable.

8. Maintenance of Bondholders' Rights

a. Adjustment of the Redemption Ratio:

(i) **Issuer's obligations:** In accordance with French law, the Issuer undertakes, for as long as any Redeemable Bond is outstanding, not to redeem its share capital, or to alter the way it allocates its profits, without having taken all necessary measures in order to preserve the rights of the Bondholders which would exercise their Redemption Right.

(ii) **Adjustments to the Redemption Ratio** in the event of certain transactions

If any of the following events occurs at any time after the Issue Date:

1) Issue of securities carrying listed preferential subscription rights;

2) Capitalisation of reserves, profits or share premiums effected by increasing the nominal value of Shares;

3) Distribution of stock dividends or other non-cash dividends on its Shares;

4) Subdivision or combination of outstanding Shares into a smaller number of Shares;

5. Occurrence of certain reorganization events (e.g., merger, de-merger, spin-off);

6. Repurchase of its own Shares at a price higher than the market price;

7) A change in the Issuer's allocation of profits;

8) Depreciation (*amortissement*) of capital;

9) Payment of Exceptional Dividends (as defined below);

10) Distribution of dividend for 2004;

11) Redemption between 1 January and the date of payment of the annual dividend; and

12) In the event of a modification of Articles L.228-98 and L.228-99 of the *Code de Commerce*, other occurrences that would give rise

to required anti-dilution protection to holders of redeemable bonds (*obligations remboursables en actions*) under such provisions; the Redemption Ratio will be adjusted in accordance with the provisions set out below. For the avoidance of doubt, it is expressly provided that a single event may not give rise to more than one adjustment of the Redemption Ratio.

In the event of adjustments carried out in accordance with this Condition 8(a)(ii) (**Adjustments to the Redemption Ratio in the event of certain transactions**), the new Redemption Ratio will be calculated to two decimal places by rounding to the nearest hundredth (with 0.005 being rounded upwards). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Redemption Ratio.

The redemption of Redeemable Bonds into shares may only result in the delivery of a whole number of Shares, the treatment of fractions being dealt with in accordance with Condition 8(c) (**Treatment of Fractions**).

a) In the event of a transaction conferring listed preferential subscription rights, the new Redemption Ratio of Shares will be determined by multiplying the ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right plus the price of the subscription right}}{\text{Share price ex-subscription right}}$$

For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of listing by Euronext Paris, on any other regulated or similar market on which the Shares and subscription rights are both listed) on each Business Day falling in the subscription period during which the Shares ex-subscription right and the subscription right are simultaneously quoted.

b) In the event of an increase in share capital by capitalisation of reserves, profits or share premium or distribution of bonus Shares, or by the subdivision or consolidation of Shares, the new Redemption Ratio will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of Shares existing after transaction}}{\text{Number of Shares existing before transaction}}$$

c) In the event of an increase in the Issuer's share capital by means of a capitalisation of reserves, profits or share premium effected by increasing the nominal value of the Shares, the Redemption Ratio will not be adjusted but the nominal value of the Shares which may be delivered to Bondholders exercising their Redemption Rights in the Issuer Shares will be increased to the same extent.

d) In the event of a distribution of reserves or share premium in the form of cash or securities, the new Redemption Ratio of Shares will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution + the amount distributed or the value of the securities distributed in relation to each share}}{\text{Share price before distribution}}$$

For the purposes of calculating this formula:

- the share price before the distribution will be calculated on the basis of the weighted average of the prices quoted on Euronext Paris on the three consecutive Business Days preceding the date of distribution;
- the value of securities distributed will be calculated as described in (i) above if the securities are listed. If the securities are not listed before the date of distribution, such value will be determined on the basis of (i) the average of the prices quoted during the three consecutive Business Days following the date of distribution if the securities are quoted during the twenty Business Days following the date of distribution of the securities, and (ii) in any other case, as determined by an independent expert of international reputation chosen by the Issuer.

e) In the event that the Issuer is taken over (*absorption*) by another company or is merged (*fusion*) with one or more companies forming a new company or is demerged (*scission*), the Redeemable Bonds will be redeemable for Shares of the acquiring or new company or beneficiary companies of a demerger.

The new Redemption Ratio of Shares will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the ratio of exchange of Shares of the Issuer against the Shares in the acquiring or new company or beneficiary companies of a demerger.

These companies will be substituted for the Issuer for the purpose of the above provisions, in order to, as is necessary, preserve the rights of Bondholders in the case of financial transactions or transactions on securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

f) In the event of a buy-back by the Issuer of its own Shares at a price higher than the market price, the new Redemption Ratio of Shares shall be equal to the product of the Redemption Ratio in effect before the buy-back and the following ratio:

$$\frac{\text{Share value + Pc\% x (Buy-back price - Share value)}}{\text{Share value}}$$

Where:

"Share value" means the average weighted value over three consecutive Business Days immediately preceding the buy-back (or the option to buy-back);

"Pc%" means the percentage of capital bought back;

"Buy-back price" means the actual price at which the Shares are bought back (by definition, this will be higher than the market price).

g) In the event of a change in the Issuer's allocation of profits, the new Redemption Ratio shall be equal to the product of the Redemption Ratio in force before the start of the relevant transaction and the following ratio:

$$\frac{\text{Share value before the change} + \text{Reduction per Share in the right to profits}}{\text{Share value before the change}}$$

To calculate this ratio, the Share value before the change in the Issuer's allocation of profits will be determined using the weighted average of prices quoted on Euronext Paris during the three Business Days preceding the day of the occurrence of such change.

h) In the event of a depreciation (*amortissement*) of capital, the new Redemption Ratio shall be equal to the product of the Redemption Ratio in force before the start of the relevant transaction and the following ratio:

$$\frac{\text{Share value before the depreciation} + \text{Amount of the depreciation per Share}}{\text{Share value before the depreciation}}$$

To calculate this ratio, the Share value before the depreciation will be determined using the weighted average of prices quoted on Euronext Paris during the three Business Days preceding the day of the occurrence of such depreciation.

i) If the Issuer pays out an Exceptional Dividend (as defined below), the new Redemption Ratio will be adjusted as explained below.

For the purposes of this clause (i), the term "**Exceptional Dividend**" means any dividend paid in cash or in kind to shareholders, insofar as this dividend (without including the dividend tax credit) (the "**Reference Dividend**") and all other dividends in cash or in kind paid to shareholders during a single financial year of the Issuer (without including the dividend tax credits, if any, related to such dividends) (the "**Prior Dividends**"), show a "**Ratio of Dividends Distributed**" (as defined below) greater than 3.5%.

As used in the previous sentence, the term "**Ratio of Dividends Distributed**" means the sum of the ratios obtained by dividing the Reference Dividend and each of the Prior Dividends by the market capitalisation of the Issuer on the day before the corresponding distribution date; the market capitalisation used to calculate each of these ratios is equal to the product (x) of the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the distribution date of the Reference Dividend or of each of the Prior Dividends multiplied by (y) the respective number of shares of the Issuer existing on each of those dates. Any dividend or any fractional dividend resulting in an adjustment of the Redemption Ratio pursuant to any other clause of this Condition 8(a)(ii) (**Adjustments to the Redemption Ratio in the event of certain transactions**) will not be taken into account for the application of this clause. The formula used to calculate the new share Redemption Ratio in the case of payment of an Exceptional Dividend is as follows:

$$NCR = CR \times (1 + RDD - 3.5\%)$$

in which:

- NCR means the new Redemption Ratio;
- CR means the last share Redemption Ratio in effect before the distribution of the Reference Dividend; and
- RDD means the Ratio of Dividends Distributed as defined above;

it is specified that any dividend (reduced, as applicable, by any fractional dividend resulting in the calculation of a new Redemption Ratio pursuant to any other clause of this Condition 8(a)(ii) (**Adjustments to the Redemption Ratio in the event of certain transactions**) paid out between the payment date of a Reference Dividend and the end of the same financial year of the Company will result in an adjustment using the following formula:

$$NCR = CR \times (1 + RDD)$$

in which:

- NCR means the new Redemption Ratio;
- CR means the last share Redemption Ratio in effect before the distribution of the Reference Dividend; and
- RDD means the ratio obtained by dividing (i) the amount of the additional dividend (net of any fraction of a dividend resulting in adjustment of the Redemption Ratio pursuant to any other clause of this Condition 8(a)(ii) (**Adjustments to the Redemption Ratio in the event of certain transactions**) without taking into account the related dividend tax credits, if any, by (ii) the market capitalization of the Issuer, which is equal to the product (x) of the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the distribution date of the additional dividend, multiplied by (y) the number of Shares of the Issuer outstanding on that date.

j) In the event that the dividend with respect to the financial year 2004 is in excess of € 1.10, the new Redemption Ratio will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{39}{39 - (ED2004 - 1.10)}$$

Where:

"**ED2004**" means any dividend paid in cash or in kind to shareholders with respect to the 2004 financial year.

The payment by the Issuer of a dividend of up to € 1.10 per Share with respect to the 2004 financial year shall not give rise to any adjustment of the Redemption Ratio.

k) If the Redemption Date occurs between January 1st and the date of payment of the annual dividend by the Issuer, the new Redemption Ratio applicable to the Redeemable Bonds being redeemed will be determined by multiplying the prevailing Redemption Ratio by the following formula (but only to the extent this formula results in a number lower than one):

$$\frac{SP + (C-D)}{SP}$$

Where:

"**SP**" means the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the Redemption Date.

"**C**" means the net present value (calculated based on a discount rate equal to the Rate of Interest) of an amount of Interest per Redeemable Bond redeemed thereby calculated between the Redemption Date and the date of payment of the next annual dividend as published by the Issuer, failing which, June 1 of the current financial year.

"**D**" means the net present value (calculated based on a discount rate equal to the Rate of Interest between the Redemption Date and the date of payment of the next annual dividend as published by the Issuer, failing which, June 1 of the current financial year) of an amount of dividend per share paid by the Issuer during the financial year ended prior to the Redemption Date multiplied by the Redemption Ratio prevailing immediately prior to this adjustment.

b. Information relating to adjustments:

In the event of an adjustment, the new Redemption Ratio will be notified to the Bondholders by written notice in accordance with article 242-13 of Decree No. 67-236 dated March 23 1967 and Condition 12 (Notices).

c. Treatment of fractions:

Each Bondholder exercising its Redemption Right under the Redeemable Bonds may receive a number of Shares calculated by multiplying the number of Redeemable Bonds, having the same Exercise Date, by the relevant Redemption Ratio in effect at such time.

If the number of Shares so calculated is not a whole number, the Bondholders may request the delivery of:

- either the nearest whole number of Shares immediately less than its entitlement; in which case the Bondholders will receive a cash payment equal to the value of such fraction of a share, calculated on the basis of the share price on Euronext Paris on the Business Day preceding the Exercise Date;
- or the nearest whole number of Shares immediately greater than such entitlement, provided that in such case such Bondholders pays to the Issuer an amount equal to the value of the additional fraction of a share requested, calculated on the basis set out in the preceding paragraph.

d. Notice to Bondholders of Preferential Subscription Rights:

In the event that the Issuer intends to carry out a transaction carrying preferential subscription rights for its existing shareholders, the Bondholders will be notified by the Issuer prior to the commencement of such transaction by a written notice given to the Bondholders in accordance with article 242-13 of Decree No. 67-236 dated March 23, 1967 and Condition 12 (Notices).

9. Opening of Liquidation Proceedings

In the event that the Issuer enters into liquidation proceedings (*"liquidation judiciaire"*), the net proceeds of the liquidation will be shared amongst the Bondholders and Shareholders on a pro rata basis. The part of the proceeds reserved for Bondholders will be determined by dividing the net proceeds of liquidation, corresponding to an amount after the realization of the assets and payment of the liabilities of the Issuer, by the total amount of (i) Shares issued by the Issuer in circulation and (ii) the new Shares which would have been issued if the Redeemable Bonds outstanding had been redeemed in new Shares by applying the Redemption Ratio in effect. The total amount that each Bondholder shall receive is the product of (i) the part of the proceeds reserved for Bondholders, calculated on the basis set out above and (ii) the number of new Shares that the Bondholders would have received in the event of Redemption of the Redeemable Bonds in Shares. This amount will be payable on the same date and at the same time as shareholders receive net proceeds from the liquidation, after other creditors, other than lenders of equity loans or holders of non-voting shares, pursuant to article L.228-97 of the *Code de Commerce*. In the event that the liabilities of the Issuer exceed the sum of the realization of the assets, the Redeemable Bonds will not be redeemed.

10. Shares Issued Upon Redemption of the Redeemable Bonds

a. Rights attaching to the Shares to be issued:

(i) New Shares to be issued on redemption

New Shares issued upon redemption of the Redeemable Bonds shall be subject to all provisions of the Issuer's by-laws (statuts) and will be fully assimilated to the existing Shares.

(ii) General provisions

Each new or existing Share gives the right to an interest in the net assets, profits and liquidation surplus of the relevant company in proportion to that part of the share capital represented by it, taking account of whether any share capital has been redeemed or not, whether the Shares have been fully paid up or not, the nominal value of Shares and the rights of different classes of Shares.

Each Share gives the right to one vote in general meetings of the Issuer subject to the by-laws of the Issuer.

b. Listing of new Shares: The Issuer will cause the Shares to be issued upon redemption of the Redeemable Bonds to be listed on Euronext Paris. The listing of the new Shares has been the subject of a *Note d'Opération* registered with the *Autorités des Marchés Financiers*.

11. Representation of Bondholders

In accordance with article L.228-103 of the *Code de Commerce*, the Bondholders will be grouped together in a collective group (the "**Masse**"), which shall have legal personality.

a. Acting representative of the Masse: If the Redeemable Bonds are held by more than one Bondholder, the acting representative of the Masse will be appointed by a general meeting of the Bondholders, pursuant to article L.228-47 of the *Code de Commerce*. The acting representative will have the power, without restriction or reservation, to take, together or separately on behalf of the Masse, all actions of an administrative nature necessary to protect the interests of the Bondholders. The representative will exercise its duties until its death, resignation or termination of its duties by a general meeting of the Bondholders or until it becomes incapable of acting or unable to act. Its appointment shall automatically cease on the date of final or total redemption or redemption, prior to maturity or otherwise, of the Redeemable Bonds. This appointment will be automatically extended until the final resolution of any proceedings in which the representative is involved and the enforcement of any judgments rendered or settlements made. The acting representative of the Masse shall be entitled to a remuneration of € 300 per year, payable by the Issuer on each anniversary of the Issue Date so long as any Redeemable Bond remains outstanding.

b. Substitute representative of the Masse: If the Redeemable Bonds are held by more than one Bondholder, a substitute representative of the Masse will be appointed by a general meeting of the Bondholders. The substitute representative will, if necessary, replace the acting representative if it is unable to act. The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the Issuer or Bondholder, shall have notified such substitute representative of the acting representative's inability to act, whether temporarily or permanently. Where applicable, the same notification will also be given to the Issuer in the same way. In the event of temporary or permanent replacement, the substitute representative shall have the same powers as the acting representative. It will only become entitled to the annual remuneration of € 300 if it exercises the duties of an acting representative on a permanent basis. Such remuneration will accrue from the day on which it assumes such duties.

c. Remuneration and costs: the Issuer will bear the remuneration of the representative of the Masse and the costs of calling general meetings of the Bondholders, publishing their decisions and fees linked to the possible designation of the representative of the Masse according to article L.228-50 of the *Code de Commerce* and, all the costs of administration and of management of the Masse of Bondholders.

d. General: meetings of the Bondholders shall be held at the registered office of the Issuer or such other place as is specified in the notice of the meeting. Each Bondholder shall have the right, during the period of 15 days prior to any meeting of the Masse, to examine and take copies of or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the company or at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to such general meeting. In the event of the consolidation of the Redeemable Bonds with further issues of bonds giving identical rights to Bondholders and if the terms and conditions of such bonds so permit, the Bondholders of all such issues shall be grouped together in a single Masse.

e. Sole Bondholder: if there is only one Bondholder, there will be no Masse and no representative of the Masse shall be appointed. The sole Bondholder shall have all the powers of the representative of the Masse set forth in these Conditions.

12. Notices

Notices to the Bondholders shall be valid if addressed in writing by registered mail to their respective addresses set out in the Register.

13. Governing Law and Jurisdiction

a. Governing law: The Redeemable Bonds and all matters arising from or connected with the Redeemable Bonds are governed by, and shall be construed in accordance with French law.

b. Jurisdiction: The Issuer hereby irrevocably and unconditionally submits to the *Tribunal de Commerce de Paris* for all matters in relation with the Redeemable Bonds and waives any objection to proceedings in such tribunal whether on the grounds that the proceedings have been brought in an inconvenient forum or otherwise.

FIFTEENTH RESOLUTION

Authorization given to the Management Board to reduce the capital by canceling shares

The Annual Meeting, having considered the report of the Management Board and the Auditors' special report, authorizes the Management Board, pursuant to Article L.225-209 of the Commercial Code, to:

- cancel the shares bought back under the authorization given in the twelfth resolution and/or any other present or future authorization granted by shareholders in Annual Meeting, provided that the number of shares canceled in any twenty-four month period does not exceed 10% of the capital.
- reduce the Company's capital accordingly and charge the difference between the purchase price of the canceled shares and their par value against additional paid-in capital or reserves available for distribution.

The Annual Meeting gives the Management Board full powers to effect the capital reduction or reductions, determine the amount and terms thereof, place on record the capital reduction or reductions resulting from the cancellation of shares under this resolution, amend the bylaws to reflect the new capital and generally carry out any necessary reporting and other formalities.

This authorization is given for a maximum period of eighteen months. It supersedes the earlier authorization given to the Management Board in the eighth resolution of the Annual and Extraordinary Meeting of May 4, 2004. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

SIXTEENTH RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents with pre-emptive subscription rights

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report resolves, in accordance with Articles L.225-129, L.225-129-2, L.228-92, L.228-93 and other relevant provisions of the Commercial Code:

1. To give the Management Board the necessary powers to issue shares and share equivalents represented by securities carrying immediate and/or future rights to shares of the Company or of any company that is more than 50%-owned, directly or indirectly, or carrying rights to debt securities, to be paid up in cash or by capitalizing liquid and callable debt. The Management Board shall have full discretionary powers to determine the amount and timing of said issues, which may be carried out in France or on the international market, provided that existing shareholders are given a pre-emptive subscription right. The securities may be denominated in euros, foreign currencies or any monetary unit determined by reference to a basket of currencies. One or several issues may be carried out under this authorization, in application of Article L.228-93 of the Commercial Code.

2. That the maximum aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed **€ 200 million**. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.

3. That the maximum aggregate par value of debt securities carrying rights to shares that are issued under this authorization may not exceed **€ 2 billion** or the equivalent in foreign currencies or in any monetary unit determined by reference to a basket of currencies.

4. That shareholders will have a pre-emptive right to subscribe for the shares and/or share equivalents issued under this authorization, as provided for by law, pro rata to their existing holdings. In addition, the Management Board may grant shareholders a pre-emptive right to subscribe for any shares and/or share equivalents not taken up by other shareholders. If the issue is oversubscribed, such additional pre-emptive rights shall also be exercisable pro rata to the existing interest in the Company's capital of the shareholders concerned. If the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Management Board may take one or other of the following courses of action, in the order of its choice:

- limit the amount of the capital increase to the subscriptions received provided that at least three-quarters of the issue is taken up.
- freely allocate all or some of the unsubscribed shares or share equivalents among the investors of its choice.
- offer all or some of the unsubscribed shares or share equivalents for subscription by the public.

5. That warrants to subscribe for the Company's shares may be offered for subscription on the above basis or allocated among holders of existing shares without consideration.

6. That this authorization will automatically entail the waiver of shareholders' pre-emptive right to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents.

7. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue, the amount of each issue, the date from which the securities will carry coupon rights–which may be set retroactively–and the buyback terms, if applicable. The Management Board may also suspend the rights attached to the securities for a period not exceeding three months. The Management Board will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected, in accordance with the applicable laws and regulations. Any and all costs incurred in connection with any issues carried out under this authorization may be charged against the related premiums, as well as any other costs, at the Management Board's discretion. The Management Board may enter into any and all underwriting agreements related to the issues. The Management Board shall have full powers to place on record the capital increases resulting from the use of this authorization, and to amend the bylaws to reflect the new capital.

In the case of issue of debt securities, the Management Board shall have full powers to decide whether to issue subordinated or unsubordinated debt, to set the interest rate, the life of the securities, the redemption price—which may be fixed or variable and may or may not include a call premium—the terms of early redemption depending on market conditions and the basis on which the debt securities are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company.

8. That this authorization prospectively cancels and replaces the unused portion of the authorization given in the ninth resolution of the Extraordinary Meeting of May 4, 2004 to issue shares and share equivalents with pre-emptive subscription rights.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

SEVENTEENTH RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents without pre-emptive subscription rights

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report resolves, in accordance with Articles L.225-129 to L.225-129-6, L.225-135, L.225-136, L.225-148, L.228- 92 and L.228-93 and the other relevant provisions of the Commercial Code:

1. To give the Management Board the necessary powers to issue, through a public placement, shares and share equivalents represented by securities carrying immediate and/or future rights to shares of the Company or of any company that is more than 50%-owned, directly or indirectly, or carrying rights to debt securities, to be paid up in cash or by capitalizing liquid and callable debt. The Management Board shall have full discretionary powers to determine the amount and timing of said issues, which may be carried out in France or on the international market. The securities may be denominated in euros, foreign currencies or any monetary unit determined by reference to a basket of currencies. One or several issues may be carried out under this authorization, in application of Article L.228-93 of the Commercial Code.

2. That the maximum aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed € 100 million. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.

3. That shares may be issued on exercise of rights attached to securities issued by any entity in which the Company holds over one half of the capital, directly or indirectly, that are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company, subject to the latter's approval.

4. That the maximum aggregate par value of debt securities issued under this authorization may not exceed **€ 1 billion** or the equivalent in foreign currencies.

5. To waive shareholders' pre-emptive rights to subscribe for the shares or share equivalents to be issued under this authorization.

The Management Board may, however, offer shareholders a priority right to subscribe for all or part of the issue, in accordance with Article L.225-135 of the Commercial Code. This priority subscription right will not be transferable.

6. That if the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Management Board may take one or other of the following courses of action, in the order of its choice:

- limit the amount of the capital increase to the subscriptions received provided that at least three quarters of the issue is taken up;
- freely allocate all or some of the unsubscribed shares or share equivalents among shareholders.

7. That this authorization will automatically entail the waiver of shareholders' pre-emptive rights to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents.

8. That the amount received by the Company for each share issued under paragraphs 1 to 7 above either directly or on conversion, exchange, redemption or exercise of share equivalents shall be at least equal to the weighted average of the prices quoted for the Company's shares over three consecutive trading days prior to the pricing date less the 5% discount provided for in the applicable laws and regulations.

The issue price of share equivalents shall be set in such a way that the amount received by the Company at the time of issue plus the amount to be received on conversion, exchange, redemption or exercise of said share equivalents, for each share issued, is at least equal to the issue price defined above.

9. That the Management Board may issue shares, other equity securities or other securities carrying immediate and/or future rights to shares of the Company, or carrying rights to debt securities, in payment for shares or other securities tendered to a stock-for-stock offer or a cash offer with a stock alternative made by the Company for the shares of another company that are traded on one of the regulated markets referred to in Article L.225-148 of the Commercial Code, provided that said issues do not exceed the ceiling for capital increases set in paragraph 2 above. In this case, the Management Board may decide, as necessary, to cancel the pre-emptive right of existing shareholders to subscribe for these shares or other securities.

10. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue (including the exchange parity in the case of securities issued in connection with a stock-for-stock offer or a cash offer with a stock alternative made by the Company), the amount of each issue (where applicable, based on the number of securities tendered to a public offer made by the Company), the date from which the securities will carry coupon rights—which may be set retroactively—and the redemption terms, if applicable. The Management Board may also suspend the rights attached to the securities for a period not exceeding three months. The Management Board will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected, in accordance with the applicable laws and regulations. Any and all costs incurred in connection with any issues carried out under this authorization may be charged against the related premiums, as well as any other costs, at the Management Board's discretion. The Management Board may enter into any and all underwriting agreements related to the issues. The Management Board shall have full powers to place on record the capital increases resulting from the use of this authorization, and to amend the bylaws to reflect the new capital.

In the case issue of debt securities, the Managament Board shall have full powers to decide whether to issue subordinated or unsubordinated debt, to set the interest rate, the life of the securities, the redemption price – which may be fixed or variable and may or may not include a call premium – the terms of early redemption depending on market conditions and the basis on which the debt securities are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company.

11. That this authorization cancels and replaces the authorization given to the Management Board in the eleventh resolution of the Extraordinary Shareholders' Meeting of May 4, 2004.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

EIGHTEENTH RESOLUTION

Authorization to be given to the Management Board to issue shares or other securities representing a maximum of 10% of the capital in payment for assets contributed to the Company

The Extraordinary Meeting, having considered the report of the Management Board, resolves, in accordance with Article L.255-147, paragraph 6, of the Commercial Code, to give the Management Board a twenty-six-month authorization, as from the date of this Meeting, to decide to issue shares or share equivalents in payment for shares or share equivalents contributed to the Company in transactions not governed by Article L.225-148 of the Commercial Code. The shares issued directly or indirectly under this authorization may not exceed 10% of the Company's capital at the time of issue of the shares or share equivalents.

In accordance with the law, the Management Board's decision to carry out any issues under this authorization will be based on the report of one or several appraisal auditors, as required by Article L.225-147 of the Commercial Code.

The Extraordinary Meeting gives the Management Board full powers to use this authorization and to approve the value attributed to the contributed assets, place the capital contribution on record, charge any fees and expenses to the share premium together with any other amounts decided by the Management Board or the Ordinary Shareholders' Meeting, increase the capital and amend the bylaws to reflect the new capital.

This authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

NINETEENTH RESOLUTION

Authorization to increase the amount of any issues that are over-subscribed

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, resolves, in accordance with Article L.225-135-1 of the Commercial Code and provided that the sixteenth and/or seventeenth resolutions are adopted, to give the Management Board a twenty-six-month authorization, as from the date of this Meeting, to increase the number of shares or share equivalents to be issued with or without pre-emptive subscription rights, at the same price as for the original issue. This authorization may be used in the thirty days that follow the close of the subscription period. Additional shares issued under this authorization, directly or indirectly, may not represent more than 15% of the capital, nor may they exceed the blanket ceiling set in the twenty-first resolution.

This authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

TWENTIETH RESOLUTION

Authorization to be given to the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts

The Extraordinary Meeting, having considered the report of the Management Board, resolves in accordance with Articles L.225-129, L.225-192-2 and L.225-130 of the Commercial Code:

1. To give the Management Board full powers to increase the capital by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts, including in conjunction with a share issue for cash carried out under the sixteenth and seventeenth resolution, and to issue bonus shares and/or increase the par value of existing shares, as well as to determine the amount and timing of such issues.

2. That the maximum aggregate amount by which the capital may be increased under this authorization may not exceed **€ 200 million**. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.

3. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman or to one of its members, with the Chairman's agreement, subject to compliance with the law. Accordingly, the Management Board shall be authorized to:

- set the terms and conditions of the authorized operations, decide the amount and types of items to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased, set the retrospective or future date from which the new shares will carry dividend and voting rights or the date on which the increase in par value will be effective, and to charge the share issuance costs and any other costs against the related premium;
- decide that, in accordance with the provisions of Article L.225-130 of the Commercial Code, rights to fractions of shares will be non-transferable and that the corresponding shares will be sold, with the proceeds of such sale attributed to holders of rights no later than thirty days following the date on which the whole number of shares awarded to them is recorded in their account;
- take all necessary measures and enter into any and all agreements to permit the execution of the planned transaction or transactions, and generally do whatever is necessary, carry out all actions and formalities required to implement the capital increase or increases carried out under this authorization and amend the bylaws to reflect the new capital.

4. That this authorization supersedes all earlier authorizations to increase the capital by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

TWENTY-FIRST RESOLUTION

Blanket ceiling on the authorizations to issue shares and share equivalents

The Extraordinary Meeting, having considered the report of the Management Board and by virtue of the adoption of the sixteenth, seventeenth, eighteenth, nineteenth and twentieth resolutions, resolves to set at **€ 300 million** the maximum aggregate par value of shares to be issued directly or on conversion, exchange, redemption or exercise of share equivalents pursuant to the above authorizations, provided that said ceiling shall not include the par value of any additional shares to be issued to protect the rights of existing holders of share equivalents as required by law.

TWENTY-SECOND RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents to employees who are members of an Accor Group employee stock ownership plan

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, and as provided for in Articles L.443-1 et seq. of the Labor Code dealing with employee share ownership and Article L.225-138-1 of the Commercial Code:

1. Gives the Management Board a twenty-six month authorization, as from the date of this Meeting, to issue shares and share equivalents to employees of the Company and French and foreign related companies within the meaning of Article L.225-180 of the Commercial Code, who are members of an Accor Group employee stock ownership plan (*"Plan d'Epargne d'Entreprise"*).

2. Authorizes the Management Board to grant shares or share equivalents to employees without consideration, within the limits prescribed in Article L. 443-5 paragraph 4 of the Labor Code.

3. Resolves that the total number of shares that may be issued under this or any earlier authorization to the same effect may not exceed the equivalent of 2% of the Company's capital on the date of the Management Board's decision.

4. Resolves that the new shares may not be issued at a price in excess of the average of the prices quoted for Accor shares over the twenty trading days preceding the date of the Management

Board's decision setting the opening date of the subscription period, or at a discount to this average price which exceeds the maximum discount allowed by law, and that the characteristics of the share equivalents will be set by the Management Board in accordance with the applicable regulations.

5. Notes that these decisions automatically entail the waiver by shareholders of their pre-emptive rights to subscribe for the shares to be offered to employees for subscription.

6. Gives full powers to the Management Board to:

- prepare the list of companies whose employees will be entitled to subscribe for the shares;
- decide that the shares may be acquired either through a corporate mutual fund or directly;
- allow employees a specified period of time to pay up their shares;
- set the terms and conditions of membership of the employee stock ownership plan, as well as draw up or amend the plan rules;
- Set the opening and closing dates of the subscription period and the issue price of the shares;
- Determine the number of new shares to be issued;
- Place on record the capital increases;
- Carry out any and all transactions and formalities, directly or through a duly authorized representative;
- Amend the Company's bylaws to reflect the new capital and generally, take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

This authorization supersedes the authorization given to the Management Board in the thirteenth resolution of the Extraordinary Meeting of May 4, 2004. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

TWENTY-THIRD RESOLUTION

Authorization to be given to the Management Board to make stock grants without consideration

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, resolves, in accordance with Articles L.225-197-1, L.225-197-2 et seq. of the Commercial Code:

- to authorize the Management Board to grant, on one or several occasions, existing or newly-issued shares of the Company without consideration;
- that said grants may be made to employees or certain categories of employees and/or officers of the Company and/or of the entities directly or indirectly related to the Company within the meaning of Article L225-197-2 of the Commercial Code;
- that the Management Board shall draw up the list of recipients and the conditions and criteria for making said grants;
- that the sum of the total number of shares granted with consideration under this resolution, plus the number of stock options granted to employees under the Group's stock option plans that are outstanding on the date of the Management Board's decision, may not exceed the authorized ceiling of stock options, as authorized by the Annual and Extraordinary Meeting on May 2003, 8% of Company's capital on the date of the Management Board's decision;
- that the rights to said shares shall vest after a period of no less than two years and no more than four years, to be followed by a lock-up period of no less than two years and no more than four years from the vesting date;
- that, by virtue of this resolution, shareholders automatically waive their right to the portion of retained earnings that may be capitalized to pay up any new shares issued under this resolution.

This authorization is given for a period of fourteen months as from the date of this Meeting.

The Extraordinary Meeting gives the Management Board full powers to use this authorization, to delegate said powers to the Chairman and/or to one of its members, with the Chairman's agreement, as provided for by law, and to set the dates and terms of grant, take any necessary or appropriate measures, enter into any and all agreements to permit the completion of the share grants, place on record the capital increase(s) resulting from any grants made under this authorization and amend the bylaws to reflect the new capital.

This authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with **Aticle 15** of the bylaws.

TWENTY-FOURTH RESOLUTION

Amendment of the bylaws to reflect the provisions of the Commercial Code amended by government order no. 2004-604 of June 24, 2004 as ratified by the Act to streamline legislative provisions

Amendment of Article 1 of the Bylaws

The Extraordinary Meeting resolves to amend **Article 1** of the bylaws as follows:

The words "118 to 150 of the Companies Act" are replaced by the words "L.225-57 to L.225-93 of the Commercial Code".

Amendment of Article 9 of the Bylaws

The Extraordinary Meeting resolves to amend **Article 9** of the bylaws as follows:

The words "Articles 356-1 et seq. of the Companies Act" in the fourth and fifth paragraphs are replaced by the words "L.233-10 of the Commercial Code".

Issuance of Bonds: Amendment of Article 12 of the Bylaws

The Extraordinary Meeting resolves, in accordance with Article L.228-40 of the Commercial Code, to amend **Article 12** of the bylaws to read as follows:

"The Management Board may decide or authorize the issuance of bonds in accordance with the provisions of the law, and may delegate to the Chairman or to one of its members, with the Chairman's agreement, for a period of one year, the necessary powers to carry out the bond issue and decide the terms thereof. The bondholders shall have the rights and shall be represented as provided for by law.

The issue of securities carrying rights to shares or to debt securities, as defined in Articles L.228-91 et seq. of the Commercial Code is authorized by the Extraordinary Meeting on the basis provided for by law."

Management Board Powers: Amendment of article 15 of the Bylaws

The Extraordinary Meeting resolves, in accordance with Articles L.225-129 et seq. and L.228-40 of the Commercial Code, to amend **Article 15** of the bylaws, paragraphs 7 and 8, to read as follows:

"- Issuance of securities carrying rights to shares or debt securities authorized by the Extraordinary Shareholders' Meeting pursuant to Articles L.225-129 et seq. of the Commercial Code.

- Issuance of bonds, as provided for in Article L.228-40 of the Commercial Code, or other debt securities, with a life or in an amount in excess of the limits set by the Supervisory Board."

TWENTY-FIFTH RESOLUTION

Reduction in the term of office of members of the Supervisory Board and amendment of Article 16 of the bylaws

The Extraordinary Meeting resolves to reduce the term of office of members of the Supervisory Board from six to four years, and to amend Article 16 of the bylaws accordingly. Adoption of this resolution will not have the effect of altering the duration of the current terms of sitting Supervisory Board members.

TWENTY-SIXTH RESOLUTION

Powers to carry out formalities

The Annual Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by law

General Information

- Information about the Company p. 166
- Information about the Company's Capital p. 168
- Ownership Structure p. 170
- The Market for Accor Securities p. 172
- Dividends p. 175
- Investor Relations p. 176
- Statement by the Statutory Auditors on the "Reference Document" for the year ended December 31, 2004 p. 178
- Persons responsible for the "Reference Document" and for the audit of the accounts p. 179

Company's name

Accor

Registered office

2, rue de la Mare-Neuve - 91000 Évry, France

Primary business office

Tour Maine-Montparnasse - 33, avenue du Maine – 75015 Paris, France

Legal form

Joint-stock company with a Management Board and a Supervisory Board, as governed by applicable laws and regulations, in particular articles L. 225-57 to L. 225-93 of the French Commercial Code.

Governing law

The laws and regulations of France.

Term

The Company was incorporated on April 22, 1960 and will be dissolved on April 22, 2059 unless it is wound up in advance or its term is extended.

Corporate purpose

(Article 3 of the bylaws)

The Company was established to engage in the following activities for its own account, on behalf of third parties, or jointly with third parties:

- the ownership, financing and management, directly, indirectly, or within specified mandates, of restaurants, bars, hotels of any nature or category and, more generally, any establishment related to food, lodging, tourism, leisure, and services;
- the economic, financial, and technical review of projects and, generally, all services related to the development, organization and management of above-mentioned establishments, including all actions related to their construction or the provision of any related consulting services;
- the review and provision of services intended to facilitate the supply of meals to employees in companies, institutions and other organizations;
- the creation of any new company and the acquisition of interests by any method in any company operating in any business;
- all civil, commercial, industrial and financial transactions, involving both securities and property, related to the purposes of the Company and all similar or related purposes in France and other countries.

Trade register

602 036 444 RCS Évry

Business Identification (APE) Code: 551A.

Consultation of corporate documents

Corporate documents, including the bylaws, balance sheets, income statements, Management Board reports, auditors' reports and the annual accounts ledger, are available for consultation at Tour Maine-Montparnasse - 33, avenue du Maine - 75755 Paris Cedex 15, France.

Fiscal year

The Company's fiscal year begins on January 1 and ends on December 31.

Appropriation of income

(Article 24 of the bylaws)

Income available for distribution consists of net income for the year, less any losses from prior years and any other amounts to be credited to reserves pursuant to the law, plus any unappropriated retained earnings brought forward from prior years. After approving the accounts for the year, the Annual Meeting may decide to appropriate all or part of the income available for distribution, if any, to the payment of a dividend. In the event of partial distribution, the Annual Meeting may decide to appropriate the remaining income to one or more reserve accounts. Alternatively, the Annual Meeting may decide to appropriate all of the income available for distribution to said reserve accounts.

Annual meetings

NOTICE OF MEETING

(Article 21 of the bylaws)

Annual Meetings are called pursuant to applicable legislation, i.e. by notice of meeting sent to registered shareholders and by announcement in the *Bulletin des Annonces Légales Obligatoires* after prior approval by the *Autorité des marchés financiers*. Meetings are held at the Company's registered office or any other place specified in the notice of meeting.

ATTENDANCE AND REPRESENTATION

(Article 21 of the bylaws)

In accordance with article 136 of the decree of March 23, 1967, to be entitled to attend or be represented at Meetings, shareholders must either have their shareholdings recorded in the share register kept by the Company at least two days prior to the date of the Meeting, or lodge at the address specified in the notice of meeting, at least two days prior to the date of the Meeting, their bearer stock certificates or a certificate issued by their stockbroker, bank or other intermediary attesting to their ownership of said shares.

However, any shareholder may recover the free disposition of the shares, in accordance with the applicable regulations.

MEETING ORGANIZATION

(Article 22 of the bylaws)

All shareholders have the right to attend or be represented at Annual Meetings, within the conditions set by law. They may cast postal votes in accordance with article 225-107 of the French Commercial Code. Each share carries one vote, except when otherwise dictated by law.

Meetings are chaired by the Chairman of the Supervisory Board, the Vice-Chairman, or in their absence, a member of the Supervisory Board mandated by the Board. Otherwise, the Meeting elects its own Chairman.

The function of Scrutineer of the Meeting is fulfilled by the two shareholders present at the Meeting and representing the largest number of voting rights. The Bureau thus formed names a Secretary, who does not need to be a shareholder. A list of participants is maintained pursuant to the law. Copies or excerpts of the Meeting minutes are certified by the Chairman of the Supervisory Board, the Vice-Chairman, or the Meeting Secretary.

Annual and Extraordinary Meetings fulfilling the relevant requirements of quorum and majority exercise the powers granted by law.

DOUBLE VOTING RIGHTS

(Article 22 of the bylaws)

The Annual Meeting of June 28, 1983 decided that all fully paid shares registered in the name of the same holder for at least two years shall carry double voting rights. In the event of a capital increase through the capitalization of reserves, income or additional paid-in capital, the resulting bonus shares distributed to registered shareholders enjoying double voting rights will similarly carry double voting rights.

Registered shares transformed into bearer shares or sold to a different holder lose their double voting rights. However, transfer through inheritance, liquidation of marital assets or transfers to a spouse or direct parent do not result in the loss of rights or registered status. The merger of the Company has no impact on double voting-rights, provided that the bylaws of the acquiring company allow for their exercise. When shares are held in usufruct, voting rights are granted to the usufructuary in Annual and Extraordinary Meetings.

DISCLOSURE THRESHOLDS

(Article 9 of the bylaws)

Any shareholder, acting alone or in concert with others, that directly or indirectly acquires a number of shares representing 1% of the Company's capital is required to disclose the acquisition to the Company, by registered letter with return receipt requested, sent to the head office, within five trading days of the date on which the disclosure threshold was crossed. Above this 1% threshold, any increase of 0.5% or decrease of 1% in the number of shares held must also be disclosed.

Rules concerning disclosure thresholds were first approved at the Annual Meeting of May 26, 1987 and modified at the Annual Meeting of December 15, 1999. They also apply to any securities that are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company, as well as to the voting rights attached to the shares held or to these securities. In the case of mutual fund management companies, disclosure must be made, pursuant to article 9 of the bylaws, for all Company shares or voting rights held through the funds under management. These disclosures and the penalties for non-disclosure are regulated by article L. 233-14 of the French Commercial Code.

RESTRICTIONS ON VOTING RIGHTS

(Article 9 of the bylaws)

In the case of failure to comply with disclosure requirements and upon request of one or several shareholders together holding at least 3% of the voting rights, the shares in excess of the relevant threshold will be stripped of voting rights for a period of two years following the date at which the non-disclosure was notified. The Company may make use of legal procedures relative to the identification of holders of voting shares and any securities convertible, exchangeable, redeemable, or otherwise exercisable for voting shares.

Capital

At December 31, 2004, the Company's capital stock amounted to €620,131,527, divided into 206,710,509 common shares with a par value of €3.00, all fully paid-up and all in the same class. Shares may be held in either registered or bearer form. The Company avails itself of legal procedures to identify its shareholders.

Shares are freely transferable within legal and regulatory limits. The transfer of shares, regardless of price or terms, is made by account transfer, pursuant to regulations in force.

Authorization to trade in the Company's shares

The Annual Shareholders' Meeting of May 4, 2004 authorized the Management Board to trade in the Company's shares on the stock market for a period expiring at the next Annual Meeting, called to approve the 2004 accounts. The information memorandum concerning this share buyback program was registered on April 13, 2004 with the *Autorité des marchés financiers* under visa no. 04-270.

Shares may not be purchased at a price of more than €50 per share or sold at a price of less than €30 per share. The number of shares acquired and held in treasury may not exceed 18 million.

Shares may be purchased for the following purposes, by declining order of priority:

- to optimize the management of the Company's financial position and assets and liabilities;
- to stabilize the Company's share price;
- for cancellation, including for the purpose of offsetting the shares issued or that may be issued on exercise of employee stock options or in connection with a share offer to employees who are members of an employee stock ownership plan;
- for allocation on exercise of stock options granted to employees and officers of the Company and/or the Group;
- for allocation in settlement of amounts due under the employee profit-sharing plan;
- for remittance in payment or exchange for shares of another company, in connection with an acquisition or otherwise;
- for allocation on exercise of rights attached to securities redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company;
- to facilitate the unwinding of cross-shareholdings.

As of December 31, 2004, Accor held 1,528,731 of its own shares, which are recorded in financial assets in the Accor SA balance sheet and as a reduction in shareholders' equity in the consolidated balance sheet. The main purpose of holding these shares is to anticipate the dilution that will arise upon exercise of stock options. 550,000 of these shares have been earmarked for possible allocation to *Caisse des Dépôts et Consignations*, under the earn-out clause included in the agreement for Accor's purchase of 1,500,000 Club Méditerranée shares. A portion of the remaining treasury shares has been earmarked for allocation on the exercise of stock options by employees under Group employee stock ownership plans or for granting stock to employees and/or officers of the Company and/or Group without consideration. The remainder are allocated for the purpose of maintaining a liquid market for the Company's shares under a liquidity contract that complies with a code of ethics recognized by the *Autorité des marchés financiers*, through an investment service provider.

Accor did not use the authorization to trade in its own shares during the year ended December 31, 2004 or the post-balance sheet period ended March 21, 2005.

Authorized, unissued capital

Issue of shares and/or share equivalents	
Date of authorization:	May 4, 2004
Expiration date:	July 4, 2006
Nominal amount authorized:	
- With pre-emptive subscription rights	€200,000,000
- Without pre-emptive subscription rights	€100,000,000
Amount used :	€278,613,000 ORANE bond issue carried out on July 12, 2004, redeemed on November 8, 2004 through conversion into 6,965,325 shares

Bonus share issue paid up by capitalizing reserves	
Date of authorization:	May 4, 2004
Expiration date:	July 4, 2006
Nominal amount authorized:	€200,000,000

The cumulative par value of shares issued under these authorizations may not exceed €300 million.

Employee stock ownership

The first "Accor en Actions" employee share issue, open to Group employees in France, was launched in 1999. A total of 7,900 employees subscribed to the issue.

In 2000, an international employee share issue was launched for Group employees in a total of 23 countries. The information memorandum covering the offer to employees in France was registered with the COB on October 16, 2000 under visa no. 00-1665. The purpose of the issue was to offer a majority of employees worldwide the opportunity to become Accor shareholders, by tailoring the plan rules to comply with legal and tax restrictions in each country. A total of 16,000 employees participated in the offer.

In 2002, another international employee share issue was carried out for Group employees in 25 countries. The information memorandum covering the offer to employees in France was registered with the COB on May 17, 2002 under visa no. 02-577. A total of 12,700 employees took part in the offer.

Another international employee share issue was carried out in May and June 2004, with a four-week subscription period. The issue was open to employees in some twenty countries. In France, a preliminary information memorandum related to the issue was registered with the *Autorité des marchés financiers* on February 23, 2004 under visa no. 04-118 and a further information memorandum was registered on May 12, 2004 under visa no. 04-407. A total of 9,100 employees participated in the offer.

As of December 31, 2004, 0.92% of the Company's capital was held by 23,303 employees through employee stock ownership plans.

Share equivalents

CONVERTIBLE BONDS

- May 2002 1% OCEANE bonds, due January 2007 (3,415,424 bonds convertible and/or exchangeable for new or existing Accor shares), ISIN code FR0000180192. If all of these bonds were to be converted into new shares before January 1, 2006, this would result in the issuance of 10,246,272 shares representing 4.95% of the Company's capital at December 31, 2004.
- October 2003 1.75% OCEANE bonds, due January 2008 (15,304,348 bonds), ISIN code FR 0010026765. If all of these bonds were to be converted into new shares before January 1, 2008, this would result in the issuance of 15,304,348 shares representing 7.40% of the Company's capital at December 31, 2004.

EMPLOYEE STOCK OPTIONS

As of December 31, 2004, a total of 10,591,554 stock options were outstanding. Exercise of all of these options would lead to the issuance of 10,591,554 shares representing 5.12% of the Company's capital at December 31, 2004.

Securities not carrying rights to a share in the capital

None. There are no other share equivalents outstanding.

Year	Changes in capital over the last five years	Increase (reduction) (in €)		New capital (in €)	New number of shares
		Par value	Premium		
2000	Conversion of 1,964,670 1991 bonds	33,890,949	253,650,965	590,336,895	196,778,965
	Exercise of stock options at €13.23	1,636,770	5,582,790	591,973,665	197,324,555
	Exercise of stock options at €15.46	495,000	2,055,625	592,468,665	197,489,555
	Exercise of stock options at €18.81	169,500	893,390	592,638,165	197,546,055
	Exercise of stock options at €32.47	37,500	368,395	592,675,665	197,558,555
	Employee share issue at €35.83	2,298,150	25,149,421	594,973,815	198,324,605
2001	Exercise of stock options at €15.46	1,050,000	4,360,416	596,023,815	198,674,605
	Exercise of stock options at €13.23	398,430	1,358,988	596,422,245	198,807,415
	Exercise of stock options at €18.81	258,000	1,359,850	596,680,245	198,893,415
2002	Exercise of stock options at €15.46	150,000	623,000	596,830,245	198,943,415
	Exercise of stock options at €33.95	3,000	30,950	596,833,245	198,944,415
	Employee share issue at €37.19	942,405	10,740,276	597,775,650	199,258,550
2003	Exercise of stock options at €32.47	3,000	29,470	597,778,650	199,259,550
2004	Exercise of stock options at €32.47	26,250	257,862	597,804,900	199,268,300
	Exercise of stock options at €15.46	255,000	1,059,100	598,059,900	199,353,300
	Exercise of stock options at €33.95	2,250	23,213	598,062,150	199,354,050
	Employee share issue at €24.48	815,469	5,838,758	598,877,619	199,625,873
	Employee share issue at €27.98	357,933	2,980,389	599,235,552	199,745,184
	Conversion of bonds issued in 2004	20,895,975	257,717,025	620,131,527	206,710,509

Note: *There are no options to purchase existing shares of the Company. All options outstanding are to purchase new shares. Accor holds 1,528,731 of its own shares.*

OWNERSHIP STRUCTURE

Ownership structure as of December 31, 2004

	Number of shares	Number of voting rights	% capital	% voting rights
Caisse des Dépôts et Consignations	15,617,275	15,617,275	7.6%	7.1%
Co-Founders	7,152,182	13,936,298	3.5%	6.3%
Société Générale	3,557,260	3,557,260	1.7%	1.6%
BNP Paribas	1,227,580	2,455,160	0.6%	1.1%
Other shareholders (1)	179,156,212	184,433,089	86.6%	83.8%
TOTAL AT DECEMBER 31, 2004	**206,710,509**	**219,999,082**	**100.0%**	**100.0%**

(1) Including 1,528,731 shares directly held (treasury stock), which are stripped of voting rights.
Source: Accor share register and Euroclear France.

□ Shareholders at December 31, 2004

A Euroclear France survey of financial institutions holding at least 200,000 shares and of shareholders holding more than 250 shares as of December 31, 2004 identified 17,952 shareholders owning an aggregate 93.8% of the Company's capital.

The Company estimates that, on the basis of prior year figures, Accor has approximately 155,000 shareholders in all. As of December 31, 2004, Accor's ownership structure broke down as follows:

Analysis by shareholder category at December 31, 2004



22.7% French institutions
(o/w mutual funds 14%)
11.6% Private shareholders
14.4% Supervisory Board and Management Board
Caisse des Dépôts et Consignations 7.6%
Co-Founders 3.5%
Société Générale 1.7%
BNP Paribas 0.6%
Other 0.3%
Treasury stock 0.7%
International institutions 51.3%
o/w:
USA 25.0%
UK 10.0%
Switzerland 3.4%
Germany 1.6%
Netherlands 1.2%
Japan 0.9%
Canada 0.9%
Other 8.3%

(Sources: Accor share register, Euroclear France and Thomson Financial)

Members of the Management Board together held 2,813,395 Accor shares (representing 1.36% of the capital) and 5,267,155 voting rights (2.39% of the total) as of December 31, 2004. At that date, Group employees (23,660 individuals) held 3,569,480 shares and 5,448,724 voting rights – representing 1.73% of the capital and 2.48% of the voting rights. Of the total, shares representing 0.92% of the capital and 1.52% of the voting rights were held through employee stock ownership plans (23,303 employees).

During the year, the following registered intermediaries or fund managers notified the French stock exchange authorities *(Autorité des marchés financiers)* of changes in their interests, in accordance with disclosure threshold rules:

Disclosure date	AMF reference number	Registered intermediary or fund manager	Number of shares	% capital	Number of voting rights	% voting rights
June 7, 2004	204C0705	Franklin Resources, Inc.	10,017,266	5.03%	10,017,266	4.73%
Nov. 16, 2004	204C1364	Caisse des Dépôts et Consignations	15,624,960	7.56%	15,632,645	7.17%

The Company was also informed of the following crossings of disclosure thresholds during the year:

Disclosure date	Registered intermediary or fund manager	Number of shares	% capital	Number of voting rights	% voting rights
January 16, 2004	Société Générale	4,349,515	2.18%	4,350,015	2.09%
March 19, 2004	Crédit Agricole Asset Management	1,970,165	0.99%	NC	NC
April 6, 2004	Franklin Resources, Inc.	9,034,235	4.53%	9,034,235	4.34%
April 16, 2004	Société Générale	5,218,698	2.62%	5,219,198	2.51%
April 27, 2004	Caisse des Dépôts et Consignations	9,168,294	4.60%	9,175,979	4.41%
June 2, 2004	Caisse des Dépôts et Consignations	8,921,974	4.47%	8,929,659	4.21%
June 3, 2004	Franklin Resources, Inc.	10,017,266	5.03%	10,017,266	4.82%
June 15, 2004	Caisse des Dépôts et Consignations	9,187,696	4.61%	9,195,381	4.33%
June 30, 2004	Société Générale	4,945,498	2.48%	4,945,998	2.33%
July 8, 2004	Société Générale	5,714,389	2.87%	5,714,889	2.70%
July 19, 2004	Franklin Resources, Inc.	10,425,528	5.23%	10,425,528	5.01%
Aug. 25, 2004	Franklin Resources, Inc.	11,038,034	5.53%	11,038,034	5.20%
Sept. 9, 2004	Société Générale	4,156,748	2.08%	4,157,248	1.96%
Sept. 16, 2004	Société Générale	4,590,619	2.30%	4,591,119	2.17%
Sept. 21, 2004	Franklin Resources, Inc.	12,419,252	6.22%	12,419,252	5.86%
Oct. 1, 2004	Franklin Resources, Inc.	13,206,129	6.61%	13,206,129	6.23%
Nov. 3, 2004	Franklin Resources, Inc.	14,208,873	7.11%	14,208,873	6.70%
Nov. 5, 2004	Société Générale	4,995,642	2.50%	4,996,142	2.36%
Nov. 12, 2004	Franklin Resources, Inc.	14,864,872	7.44%	14,864,872	7.01%

Changes in ownership structure over the past three years

	2002			2003			2004		
	Number of shares	% capital	% voting rights	Number of shares	% capital	% voting rights	Number of shares	% capital	% voting rights
Caisse des Dépôts et Consignations	8,908,617	4.5%	4.2%	8,976,435	4.5%	4.2%	15,617,275	7.6%	7.1%
Co-Founders	7,445,368	3.7%	6.9%	7,346,368	3.7%	6.6%	7,152,182	3.5%	6.3%
Société Générale	4,570,890	2.3%	2.2%	4,158,416	2.1%	1.9%	3,557,260	1.7%	1.6%
BNP Paribas	1,227,080	0.6%	1.2%	1,227,580	0.6%	1.2%	1,227,580	0.6%	1.1%
Worms & Cie (IFIL)	1,209,808	0.6%	1.1%	1,270,500	0.6%	1.2%	-	-	-
Other shareholders	175,896,787	88.3%	84.4%	176,280,251	88.5%	84.9%	179,156,212	86.6%	83.8%
TOTAL	**199,258,550**	**100.0%**	**100.0%**	**199,259,550**	**100.0%**	**100.0%**	**206,710,509**	**100.0%**	**100.0%**

Source: Accor share register and Euroclear France.

Accor has not identified any other material changes in its ownership structure during the past three years. To the best of the Company's knowledge, no individual or company, directly or indirectly and acting alone or in concert with other shareholders, controls or is in a position to control Accor.

No shareholder pacts are in force.

Liens on registered shares

No liens on registered shares have been identified among the shares held by the Group's main shareholders (defined as shareholders owning over 5% of the capital). Registered shares that are subject to liens do not represent a material percentage of the total capital. At December 31, 2004, these shares represented 0.09% of the capital.



THE MARKET FOR ACCOR SECURITIES

The market for Accor shares

Accor shares are traded on the Euronext Paris first market and are included in the CAC 40 index.
Accor shares are also included in the three main socially responsible investment stock indexes, the Vigeo ASPI index, the FTSE4Good index and the Dow Jones Sustainability Index. In the United States, Accor has a Level 1 American Depositary Receipt (ADR) program. The ADRs are traded on the over-the-counter market under code ACRFY, CUSIP 00435 F 101. The program qualifies for 12g3-2(b) exemption and does not fall within the scope of application of the Sarbanes-Oxley Act.

Accor share prices and trading volumes

(ISIN code FR0000120404)

In €	Average price	High	Low	Trading volume
2003				
October	33.00	34.75	31.40	30,487,461
November	34.93	36.47	33.50	24,451,064
December	35.77	36.95	34.81	17,210,090
2004				
January	36.19	37.36	34.85	19,981,377
February	35.62	36.72	34.76	15,974,619
March	34.07	36.60	31.78	29,893,597
April	34.85	36.20	33.14	23,083,107
May	33.82	35.85	31.75	25,647,780
June	33.98	35.12	32.67	27,264,476
July	34.78	36.15	33.81	23,298,575
August	34.66	35.48	33.48	15,861,973
September	32.63	35.22	30.64	31,528,369
October	31.70	33.00	30.37	23,075,472
November	32.92	33.94	32.05	18,534,217
December	32.26	32.98	31.42	20,266,262
2005				
January	32.54	33.81	31.25	23,333,060
February	35.01	36.20	33.30	21,388,540

Source: Euronext, Accor.

Registrar

Shareholder services, including transfers and dividend payments, are provided by:
Société Générale
32, rue du Champ de Tir
BP 81 236
44312 Nantes Cedex 3, France

The market for Accor OCEANE bonds

Prices and trading volumes of April 2002 1% Accor OCEANE bonds, due January 2007

(ISIN code FR0000180192)

In €				Trading volume	
	Average price	High	Low	€ thousand	Number
2003					
October	172.51	173.35	172.40	15,956	92,398
November	173.12	174.00	172.89	6,115	35,320
December	174.31	175.40	173.60	17,392	99,794
2004					
January	173.65	175.00	172.40	20,338	117,175
February	172.96	173.25	163.00	4,537	26,316
March	173.95	174.50	173.00	32	185
April	175.10	175.20	175.00	23	130
May	174.87	175.30	174.50	312	1,780
June	174.48	175.00	174.00	16	92
July	175.35	175.40	175.16	2,399	13,682
August	175.99	176.70	175.50	422	2,397
September	177.35	177.70	177.00	4	22
October	177.35	177.60	177.10	121	683
November	177.97	178.00	177.90	346	1,944
December	178.79	179.07	178.50	1,339	7,480
2005					
January	123.28	130.00	118.00	159	1,259
February	118.75	119.25	118.25	21	179

Source: Fininfo.

Prices and trading volumes of October 2003 1.75% Accor OCEANE bonds, due January 2008

(ISIN code FR0010026765)

In €				Trading volume	
	Average price	High	Low	€ thousand	Number
2003					
October	40.51	40.80	40.28	720	17,613
November	41.25	42.10	40.80	7,772	187,828
December	42.00	42.50	41.90	16,236	384,394
2004					
January	42.09	42.65	41.55	6,663	158,371
February	41.50	42.00	41.25	9,822	236,683
March	41.80	45.20	40.30	1,524	36,547
April	41.54	42.00	41.00	1,998	47,953
May	40.83	41.30	39.61	20	496
June	41.22	41.50	40.60	524	12,193
July	41.12	41.50	40.51	4,378	106,200
August	41.38	42.05	41.00	1,626	39,314
September	40.99	42.00	40.40	4,384	106,820
October	40.85	41.10	40.60	917	39,314
November	41.07	41.25	40.75	6,020	147,741
December	41.08	41.40	40.80	112	2,740
2005					
January	40.37	40.60	40.21	121	2,996
February	40.98	41.30	40.60	225	5,512

***Source:** Fininfo.*



DIVIDENDS

	Number of shares with dividend rights	Dividend for the year (in €)			Paid on	Share price (in €)			Dividend yield based on year-end price
		Before tax credit	Tax credit	Total revenue		High	Low	Year-end	
1998	180,704,995	0.80	0.40	1.20	June 14, 99	54.42	27.48	36.90	3.25%
1999	185,481,982	0.90	0.45	1.35	June 14, 00	50.36	34.40	47.97	2.81%
2000	198,324,605	1.00	0.50	1.50	June 14, 01	51.00	35.39	45.00	3.33%
2001	198,893,415	1.05	0.525	1.575	June 3, 02	52.40	25.72	40.83	3.86%
2002	199,258,550	1.05	0.525	1.575	June 2, 03	49.00	26.75	28.86	5.46%
2003	199,259,550	1.05	0.525	1.575	May 17, 04	37.43	25.01	35.90	4.39%
2004(1)	206,710,509	1.30	-	1.30	May 17, 05	37.36	30.37	32.21	4.00%

(1) Submitted to shareholder approval at the Annual Meeting, including a special dividend of €0.25.
In accordance with the French Finance Act for 2004, this dividend will not give rise to a tax credit.

The total recommended dividend for 2004, payable on all shares carrying dividend rights as of January 1, 2004 (206,710,509 shares), amounts to €1.30, representing an ordinary dividend of €1.05 and a special dividend of €0.25. Accor's dividend policy is to maintain a high payout rate and to steadily increase the dividend per share.

No interim dividend was paid in 2004. Dividends are paid through Euroclear France. Dividends not claimed within five years from the date of payment are forfeited.

□ Shareholder contact

Shareholders in France can call 0811 01 02 03 (calls charged at local rate) at any time to obtain general information about the Group, the latest share price and practical guidelines for private shareholders. Investor relations staff can also be contacted at this number throughout the week.

□ Investor publications

Accor's investor relations process is designed to provide increasingly transparent information. Institutional and individual investors, employees, customers, suppliers and partners can find everything they need to form an opinion about the quality of Accor's fundamentals.

A wide array of documents, whose information exceeds regulatory requirements, is available to stakeholders upon request or on the Accor investor relations website, www.accor.com/gb/finance:

- the annual report and the financial statements filed with the *Autorité des marchés financiers (AMF)*, France's securities regulator. These publications were awarded prizes by the French financial community in, respectively, 2000 and 1997;
- the Identity Card, which provides a brief introduction to Accor along with illustrations;
- the Letter to Shareholders, mailed twice a year to shareholders owning at least 250 bearer shares and to all shareholders listed in the Company's share register, as well as to members of the Accor Shareholders Club. A special edition translated into eight languages is sent to employee-shareholders;
- revenues, earnings and other financial announcements published in the press;
- information memoranda filed with the *Autorité des marchés financiers (AMF)* concerning corporate actions;
- the Shareholder Guide;
- notices of shareholder meetings, sent personally to registered shareholders.

□ The www.accor.com/gb/finance website

www.accor.com/gb/finance is designed as a practical guide and extensive library. It carries live and deferred webcasts of annual and interim earnings presentations and of the Annual Meeting, as well as audio retransmissions of conference calls held in conjunction with revenue releases. Visitors can download a variety of corporate publications, track the Accor share price (updated every fifteen minutes), review the calendar of Group events and financial releases, and browse through the "shareholder information" page.

□ Meetings with Investors

Our relationship with the financial community is primarily nurtured by frequent meetings, in addition to the traditional annual and interim earnings presentations, to keep financial analysts, investors and shareholders regularly informed of our businesses, strategy and earnings.

In 2004, meetings were held with 234 institutions and 21 road-shows were organized in Europe and the United States. Themed presentations and hotel visits were also organized so that investors and portfolio managers could talk with line managers and gain a better understanding of our management practices and processes. We also took part in three international hotel industry conferences during the year.

As in previous years, a number of opportunities were taken to meet with private shareholders. More than one thousand people visited our stand at the Actionaria trade fair in Paris in November and over 300 attended a special meeting with shareholders held during the fair, led by Benjamin Cohen, Vice-Chairman of the Management Board. Some 250 people attended a presentation in Annecy in September, as part of an event organized by Euronext and the French Federation of Investment Clubs.

Meetings were also organized in Paris, at the time of the annual and interim results announcements, for employee shareholders who are kept informed throughout the year through internal publications and the corporate intranet.

□ The ACCOR Shareholders Club

Created in May 2000, the Accor Shareholders Club had 6,600 members as of December 31, 2004. It offers shareholders owning at least 50 bearer shares or one registered share a number of benefits:

- regular news about Accor, through the Letter to Shareholders, the Club Newsletter, Annual Meeting documents and other publications;
- invitations to onsite visits. In 2004, 170 Club members had the opportunity to go "back stage" at several Group hotels in Paris and other French cities, as well as at the Accor Academy;
- a special welcome desk for Club members at the Annual Meeting.

Since 2002, the membership card also allows holders to benefit from the advantages offered by the Mouvango network. In particular, they can earn points not only in Accor hotels, but also with network partners like Total, Europcar, Courtepaille and Bouygues Telecom.

Accor in socially responsible investment stock indexes

Rating agencies appreciate Accor's commitments and achievements in the area of sustainable development. The Accor share is included in the three leading socially responsible indexes: ASPI, published by Vigeo (formerly Arese), the FTSE's FTSE4Good index, and the Dow Jones Sustainability Index.

Awards

In 2004 – for the second year running – Accor's Director of Investor Relations and Financial Communications, Eliane Rouyer, was voted "Best Investor Relations Officer – Eurostoxx 200" by the UK magazine, Investor Relations. During the year, Eliane Rouyer was also appointed Chairman of CLIFF, the French Investor Relations Association.

Investor Relations and Financial Communications Officer

Éliane Rouyer
Tour Maine Montparnasse
33, avenue du Maine
75755 Paris Cedex 15, France
Tel.: +33 (0)1 45 38 86 26
Fax: +33 (0)1 45 38 85 95
Shareholder hotline (France only): 0811 01 02 03
E-mail: comfi@accor.com

GENERAL INFORMATION



STATEMENT BY THE STATUTORY AUDITORS ON THE "REFERENCE DOCUMENT" FOR THE YEAR ENDED DECEMBER 31, 2004

To the shareholders,

As Statutory Auditors of Accor and in accordance with Book II, article 211-5-2 of the General Regulations of the *Autorité des marchés financiers*, and professional standards applicable in France, we have performed certain procedures on the information contained in the "Reference Document" relating to the historical financial statements of the Company.

The Chairman of the Management Board is responsible for the preparation of the "Reference Document". Our responsibility is to report on the fairness of the information presented in the "Reference Document" relating to the financial situation and the financial statements.

We conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements, and its consistency with the financial statements on which we have issued a report. Our procedures also included reading the other information contained in the "Reference Document" in order to identify any material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatements of facts that we may have found in reading the other information based on our general knowledge of the Company obtained during the course of our engagement. The forward-looking information in this document corresponds to the objectives of Accor's Management rather than to isolated information determined in accordance with a structured process.

We audited in accordance with professional standards applicable in France the financial statements of the Company and the consolidated group for each of the years ended December 31, 2002, 2003 and 2004, prepared by the Management Board in accordance with French generally accepted accounting principles. We expressed an unqualified opinion on such financial statements.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the "Reference Document".

Neuilly, April 1, 2005

The Statutory Auditors

Barbier Frinault & Autres
Ernst &Young
Christian Chochon

Deloitte & Associés

Alain Pons

☐ Additional information

The "Reference Document" includes:

- The Statutory Auditors' reports on the financial statements of the Group and the Company for the year ended December 31, 2004 (see pages 52 and 100 respectively). In accordance with article L.225-235 of the French Commercial Code, these reports contain an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters.

- The Statutory Auditors' report prepared in accordance with the last paragraph of article L. 225-235 of the French Commercial Code on the report of the Chairman of the Supervisory Board of Accor on internal control procedures related to the preparation and processing of accounting and financial information (see page 126).

This is a free translation into English of the Statement by the Statutory Auditors on the "Reference Document" signed and issued in the French language and is provided solely for the convenience of English speaking readers. This statement should be read in conjunction and construed in accordance with French law and French auditing professional standards.

PERSONS RESPONSIBLE FOR THE "REFERENCE DOCUMENT" AND FOR THE AUDIT OF THE ACCOUNTS

PERSONS RESPONSIBLE FOR THE "REFERENCE DOCUMENT"

Jean-Marc Espalioux
Chairman of the Management Board and Chief Executive Officer

Benjamin Cohen
Vice-Chairman of the Management Board

STATEMENT BY THE PERSONS RESPONSIBLE FOR THE "REFERENCE DOCUMENT"

To the best of our knowledge, the information contained in the "Reference Document" concerning Accor is correct and includes all the information required to permit an investor to reach an informed opinion concerning the assets and liabilities, business, financial position, results and outlook of Accor. No information has been omitted that would be likely to alter an investor's opinion.

Jean-Marc Espalioux

Benjamin Cohen

AUDITORS

Statutory Auditors

Barbier Frinault & Autres
(Member of the Ernst & Young network)
Christian Chochon
41, rue Ybry -92200 Neuilly-sur-Seine, France
Re-appointed for six years by the May 29, 2001 Annual Meeting.
Date of first appointment: June 16, 1995.

Deloitte et Associés
Alain Pons
185, avenue Charles-de-Gaulle
BP 136
92203 Neuilly-sur-Seine Cedex, France
Re-appointed for six years by the May 29, 2001 Annual Meeting.
Date of first appointment: June 16, 1995.

Alternate Auditors

BEAS
7, Villa Houssaye
92200 Neuilly-sur-Seine, France
Appointed for six years by the May 29, 2001 Annual Meeting.

Christian Chiarasini
41, rue Ybry - 92576 Neuilly-sur-Seine, France
Appointed for six years by the May 29, 2001 Annual Meeting.

Persons responsible for information

Éliane Rouyer
Director, Investor Relations and Financial Communications
Tel.: +33 (0)1 45 38 86 26

Jacques Stern
Chief Financial Officer, member of the Management Board
Tel.: +33 (0)1 45 38 86 36

Pierre Todorov
Corporate Secretary
Tel.: +33 (0)1 45 38 87 33

Photos: Pierre-Emmanuel Rastoin
Graphic creation and design: Labrador
8 rue Lantiez - 75017 Paris - France - Tel.: +33 (0)1 53 06 30 80


ACCOR.com
ACCORhotels.com
ACCORservices.com





Notice of Meeting

Combined Annual and Extraordinary Shareholders' Meeting [1]

Accor shareholders are invited to attend the Combined Annual and Extraordinary Shareholders' Meeting

Tuesday, May 3, 2005



at 10:00 a.m.

At Hotel Novotel Paris Tour Eiffel
61, quai de Grenelle - 75015 Paris
Javel or Bir-Hakeim tube station

(1) *The Meeting will be called for the first time on Monday, April 25, 2005 at 11:00 a.m. at Tour Maine-Montparnasse – 33, avenue du Maine – 75015 Paris. If, as is extremely likely, there is not a quorum on first call, the Meeting will be called again on Tuesday, May 3, 2005*

Accor Public Limited Company with a Management Board and Supervisory Board. Share capital: € 620,131,527
Headquarters: 2, rue de la Mare-Neuve, 91021 Evry Cedex. 602 036 444 RCS Evry

Combined Annual and Extraordinary Shareholders' Meeting 2005

CONTENTS

- Participating in the Annual Meeting of Accor Shareholders — p. 2
- Agenda — p. 4
- Supervisory and Management Board Members — p. 6
- Summary management report on the 2004 consolidated financial statements — p. 7
- Financial Results of Accor S.A. for the past five years — p. 13
- Purpose and texts of the Resolutions — p. 14
- Report of the Supervisory Board to the Annual Shareholders' Meeting — p. 58



Participating in the Annual Meeting of Accor Shareholders

TO BE ELIGIBLE TO VOTE AT THE ANNUAL MEETING

To participate in the Annual Meeting, you must provide evidence that you own shares in Accor at least two days before the date of the Meeting:

- If your **shares are held in registered form,** ownership is evidenced by their entry in the Share Register kept by the **Company;**
- If your **shares are held in bearer form,** ownership will need to be evidenced by a certificate issued by the bank or broker that manages your share account stating that the shares have been placed in a blocked account.

This certificate should be sent to Société Générale, the custodian bank for Accor shares, along with the proxy/postal voting form, as explained below.

However, under new French legislation, this block may be lifted during the two-day period, allowing you to sell all or part of your shares. If so, you will only be entitled to exercise the number of votes corresponding to the shares remaining in your account.

TO VOTE AT THE ANNUAL MEETING

You may exercise your right to vote in any one of four ways:

- **You can attend the Meeting in person;**
- **You can give proxy to the Chairman of the Meeting** (the Chairman or Vice-Chairman of the Supervisory Board) to vote on your behalf;
- **You can give proxy to another shareholder or your spouse** to represent you and vote on your behalf;
- **You can cast a postal vote.**

In all cases, you should indicate your choice using the proxy/postal voting form enclosed with this Notice of Meeting. The form should be sent to Société Générale at the following address:

Société Générale
Service des Assemblées Générales
BP 81 236 - 44312 Nantes cedex 3
Tel. 33 (0)2 51 85 50 00.

☐ You plan to attend the Meeting in person

You should inform Société Générale of your intention to attend by requesting an admittance card as soon as possible. Simply check **box A** in the upper left corner of the proxy form, date and sign the form in the section at the bottom, and indicate your name and address in the space at the bottom right (or if your name and address are already printed, verify that they are correct). If you hold your shares in bearer form, you should also include the certificate stating that your shares have been placed in a blocked account.

An admittance card will be sent to you. If you do not receive the card in time to attend the Meeting, you will nevertheless be granted admittance to the Meeting if you present the certificate stating that your shares have been placed in a blocked account.

■ You would like to vote by proxy or by post

If you are unable to attend the Meeting, you may vote in one of the three ways described below. In all cases, you should check **box B** in the upper left corner of the proxy form, date and sign the form in the section at the bottom, and indicate your name and address in the space at the bottom right (or if your name and address are already printed, verify that they are correct). If you hold your shares in bearer form, you should also include the certificate stating that your shares have been placed in a blocked account.

- **You want to cast a postal vote.** Check the **"I vote by post"** box and indicate your vote for each resolution. Note that by casting a postal vote, you are no longer entitled to attend the Meeting in person or give proxy to vote on your behalf.
- **You want to give proxy to the Chairman of the Meeting** to vote on your behalf. Check the **"I hereby give my proxy to the Chairman of the Meeting"** box.

  The Chairman will vote on your behalf in favor of all the resolutions submitted by the Management Board.
- **You want to give proxy to another shareholder or to your spouse.** Check the **"I hereby appoint..."** box and indicate the name of your spouse or the shareholder to whom you are giving proxy to attend the Meeting and vote on your behalf.

The four ways of participating in the annual meeting


If your shares are held in bearer form:
you should include the certificate issued by the bank or broker that manages your share account stating that the shares have been placed in a blocked account.
1 - You plan to attend the Meeting in person: Check here, otherwise, check here.
2 - You want to cast a postal vote: Check here and follow the instructions.
3 - You want to give proxy to the Chairman of the Meeting: Check here.
4 - You want to give proxy to another person, who will attend the Meeting: Check here and indicate the person's name.
In all cases, date and sign the form here.
Write your name and address here or verify them if they are already printed.

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / *WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM*

A. Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

ACCOR
Société Anonyme
à Directoire et Conseil de Surveillance
au Capital de 597 778 650 €
Siège Social : 2, rue de la Mare-Neuve
91000 EVRY
602 036 444 RCS EVRY

ASSEMBLÉE GÉNÉRALE MIXTE ORDINAIRE ET EXTRAORDINAIRE
DU 26 AVRIL 2004 (1ère convocation) OU DU 04 MAI 2004 (2ème convocation)

COMBINED GENERAL MEETING
OF APRIL 26, 2004 (1st calling) OR MAY 04, 2004 (2nd calling)

CADRE RESERVE / *For Company's use only*
Identifiant / *Account*
Nombre d'actions / *Number of shares* — Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*
Nombre de voix / *Number of voting rights* :

JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à l'EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote NON ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1 2 3 4 5 6 7 8 9
10 11 12 13 14

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■.

	Oui/Yes	Non/No Abst/Abs		Oui/Yes	Non/No Abst/Abs
A			F		
B			G		
C			H		
D			J		
E			K		

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir
I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it
cf. au verso renvoi (2) - *See reverse (2)*

JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) pour me représenter à l'assemblée
I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) to represent me at the above mentioned meeting.
M, Mme ou Mlle / *Mr, Mrs or Miss*
Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement) - *Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)*
Cf. au verso renvoi (1) - *See reverse (1)*

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* ....
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)*. ....
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) M, Mr or Miss / to vote on my behalf*

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / *on 1st notification*	sur 2e convocation / *on 2nd notification*
à la BANQUE / *to the Bank*	22/04/2004, *APRIL 22, 2004*	30/04/2004, *APRIL 30, 2004*
à la SOCIÉTÉ / *to the Company*	23/04/2004, *APRIL 23, 2004*	03/05/2004, *MAY 03, 2004*

Date & Signature



Agenda

ANNUAL MEETING

- ☐ *Approval of the 2004 financial statements of the Company* p. 14
- ☐ *Approval of the 2004 financial statements of the Group* p. 14
- ☐ *Approval of regulated agreements* p. 14
- ☐ *Transfer of the special long-term capital gains reserve, appropriation of 2004 net income and payment of a dividend* p. 15
- ☐ *Re-election of Renaud d'Elissagaray as member of the Supervisory Board* p. 16
- ☐ *Re-election of Franck Riboud as member of the Supervisory Board* p. 16
- ☐ *Election of Paul Dubrule as member of the Supervisory Board* p. 16
- ☐ *Election of Thomas J. Barrack as member of the Supervisory Board* p. 17
- ☐ *Election of Sébastien Bazin as member of the Supervisory Board* p. 17
- ☐ *Election of Dominique Marcel as member of the Supervisory Board* p. 17
- ☐ *Directors' fees payable to the members of the Supervisory Board* p. 18
- ☐ *Authorization given to the Management Board to trade in the Company's shares* p. 18

EXTRAORDINARY MEETING

- *Issuance of convertible bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person* p. 20
- *Issuance of redeemable bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person* p. 20
- *Authorization given to the Management Board to reduce the capital by canceling shares* p. 46
- *Authorization to be given to the Management Board to issue shares and share equivalents with pre-emptive subscription rights* p. 47
- *Authorization to be given to the Management Board to issue shares and share equivalents without pre-emptive subscription rights* p. 48
- *Authorization to be given to the Management Board to issue shares of other securities representing a maximum of 10% of the capital in payment for assets contributed to the company* p. 50
- *Authorization to increase the amount of any issues that are over-subscribed* p. 51
- *Authorization to be given to the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts* p. 52
- *Blanket ceiling on the authorizations to issue shares and share equivalents* p. 53
- *Authorization to be given to the Management Board to issue shares and share equivalents to employees who are members of an Accor Group employee stock ownership plan* p. 54
- *Authorization to be given to the Management Board to make stock grants without consideration* p. 55
- *Amendment of the bylaws to reflect the provisions of the Commercial Code amended by government order no. 2004-604 of June 24, 2004 as ratified by the Act to streamline legislative provisions* p. 56
- *Reduction in the term of office of members of the Supervisory Board and amendment of Article 16 of the bylaws* p. 57
- *Powers to carry formalities* p. 57



Members of the Supervisory Board and Management Board

CO-CHAIRMEN AND CO-FOUNDERS

- **Paul DUBRULE, Gérard PÉLISSON**

SUPERVISORY BOARD

- **Chairman**
  Gérard PÉLISSON

- **Vice-Chairman**
  Étienne DAVIGNON
  Director of **Suez** and Chairman of **Fortis**

- **BNP-PARIBAS**
  Represented by **Baudouin PROT**
  Director and Chief Executive Officer

- **Isabelle BOUILLOT**
  Director of **Compagnie de Saint-Gobain** and **La Poste**

- **Renaud d'ELISSAGARAY**
  Former member of the Management Board of **Banque Louis Dreyfus**

- **Gabriele GALATERI DI GENOLA**
  Chairman of **Mediobanca S.p.A.**

- **Francis MAYER**
  Chief Executive Officer
  of the **Caisse des Dépôts et Consignations**

- **Franck RIBOUD**
  Chairman and Chief Executive Officer
  of **Danone**

- **Jérôme SEYDOUX**
  Co-Chairman and Chief Executive Officer
  of **Pathé SAS**

- **Maurice SIMOND**
  Former Group Director of **IBM Europe**

- **Société Générale**
  Represented by **Philippe CITERNE**
  Director and Chief Executive Officer

MANAGEMENT BOARD

- **Jean-Marc ESPALIOUX**
  Chairman and Chief Executive Officer

- **Benjamin COHEN**
  Executive Vice-Chairman

- **John Du MONCEAU**
  Senior Vice-Chairman

- **André MARTINEZ**

- **Jacques STERN**

- **Paul DUBRULE**



Summary management report on the 2004 consolidated financial statements

Consolidated revenues


71% Hotels
7% Services
6% Travel agencies
3% Casinos
6% Restaurants
4% Onboard train services
3% Other activities

Geographical breakdown of consolidated revenues*


17% North America
6% South America
34% France
35% Europe (excl. France)
8% Other

* Worldwide structures included in other countries.

Ebitdar by business


80% Hotels
11% Services
9% Other activities

Ebitdar


(€ millions)
1,891
1,971
1,936
1,769
1,859
27.0%
27.0%
27.1%
25.9%
26.1%
Ebitdar/ sales
2000
2001
2002
2003
2004

Profit before tax


(€ millions)
751
758
703
503
592
10.7%
10.4%
9.8%
7.3%
8.3%
PBT/ sales
2000
2001
2002
2003
2004

While business conditions varied in its leading markets, Accor returned to growth in 2004, meeting its announced targets and continuing to improve its balance sheet.

2004 CONSOLIDATED RESULTS

Consolidated revenues rose by 4.3% or € 295 million to € 7,123 million. On a like-for-like basis (excluding the impact of changes in scope of consolidation and exchange rates), revenues were up 4.6% for the year and 5.1% in the fourth quarter alone, reflecting firm demand across the Group's operations.

Ebitdar (earnings before interest, taxes, depreciation, amortization and rental expense) represents a key performance indicator. It totaled € 1,859 million in 2004, an increase of 5.1% or € 90 million over the previous year's € 1,769 million.

Ebitdar margin improved by 0.2 points to 26.1%.

Ebit, corresponding to Ebitdar less rental expense, depreciation, amortization and provisions, rose to € 662 million from € 603 million in 2003. Depreciation expense represented 11.1% of the net book value of property, plant and equipment.

Profit before tax, corresponding to Ebit less net interest expense plus income from companies accounted for by the equity method, represents the result of operations after the cost of financing Group businesses and before tax. In 2004, profit before tax rose by 13.2% to € 592 million, at the upper end of the € 570-590 million range forecast when interim results were released last September. The improvement marks a return to growth after two year of decrease.

Net interest expense rose to € 80 million from € 74 million. It comprises interest expense, which increased to € 79 million from € 71 million, and non-interest revenues and expenses, including exchange gains of € 10 million versus € 6 million in 2003.

Total fixed asset holding costs (rental expenses plus depreciation and interest) were slightly higher, at € 1,277 million versus € 1,240 million, but were unchanged in relative terms at 18% of revenues.

Companies accounted for by the equity method made a positive contribution of € 10 million as opposed to a negative contribution of € 6 million in 2003. This item corresponds mainly to the Group's equity in the results of 35.6%-owned Orbis in Poland, the STI investment fund in Tunisia, the Risma investment fund in Morocco, Dorint hotels in Germany and hotel businesses in the Asia-Pacific region.

Until December 2004, it also included Société des Hôtels et Casino de Deauville, which was 34.9%-owned by Accor at the end of 2003. Following signature of the agreement leading to the creation of Groupe Lucien Barrière, Accor holds a 34% interest in the new entity, which is now proportionally consolidated.

Gains and losses on management of hotel properties, corresponding to sales carried out in the normal course of managing the hotel properties, represented a net loss of € 26 million in 2004 as opposed to a net gain of € 68 million the previous year. Gains on sales of hotel properties were considerably higher in 2003, at € 102 million versus only € 13 million in 2004. In addition, provisions of € 39 million were set aside in 2004.

Gains and losses on management of other assets represented a loss of € 115 million compared with a € 17 million loss in 2003. A provision of € 58 million was booked to cover the impairment in value of Compass shares. Non-operating gains and losses reported under this caption included € 29 million in restructuring costs.

Income taxes came to € 158 million versus € 163 million. The effective tax rate (expressed as a percentage of profit before tax) was 27.9% compared with 27.6%.

The gain on the sale of Accor Casinos in connection with the creation of Groupe Lucien Barrière is reported in exceptional income for an amount of € 83 million. The Group did not have any exceptional income or expenses in 2003.

Consolidated net income before minority interests amounted to € 261 million compared with € 304 million in 2003.

After deducting minority interests in the amount of € 22 million, **net income Group share** came in at € 239 million, down 11.5% on 2003.

Earnings per share stood at € 1.20 versus € 1.36, based on the weighted average 199,125,799 shares outstanding during 2004.

2004 CASH FLOW

Funds from operations increased 7% to € 906 million.

Capital expenditure for renovation and maintenance rose by nearly 15% to € 326 million during the year, and represented 4.6% of revenues, versus 4.2% in 2003. **Free cash flow** amounted to € 580 million.

Capital expenditure for expansion totalled € 738 million, versus € 586 million in 2003, and included € 308 million for the acquisition of a 28.9% stake in Club Méditerranée (including € 295 million paid in shares; the € 308 million includes a € 56 million earn-out payment, of which € 17 million will be payable in shares). Excluding the Club Méditerranée acquisition, expansion capex amounted to € 430 million for the year.

Asset disposals generated proceeds of € 456 million versus € 461 million in 2003.

Net debt continued to decline, with a further € 370 million reduction in 2004. Excluding the currency effect, debt was reduced by € 344 million in 2004, after € 167 million in 2003 and € 107 million in 2002. The average interest rate on Group debt was 3.35% in 2004, compared with 3.29% the previous year, with 56% at fixed rates (average 3.19%) and 44% at variable rates (average 3.56%). With shareholders' equity including minority interests of € 3,833 million and net debt of € 2,092 million at December 31, 2004, the **gearing ratio** amounted to 55% versus 67% a year earlier.

Return on capital employed (ROCE), corresponding to adjusted Ebitda expressed as a percentage of fixed assets at cost plus working capital, rose to 10% in 2004 from 9.2% the previous year. Excluding hotels under construction, ROCE would have stood at 10.2% versus 9.4%.

Based on an ROCE after tax of 8.3%, a weighted average cost of capital of 6.4% and capital employed of € 11.5 billion, the **economic value added** (EVA®) created by Accor totaled € 219 million, versus € 208 million in 2003, an increase of 5.3%.

Economic value added

(€ millions)



265
291
278
208
219
9.0%
9.1%
8.6%
7.6%
8.3%
ROCE
after
tax
2000
2001
2002
2003
2004

STRATEGIC ADVANCES IN 2004

Accor pursued its expansion in 2004, with strategic initiatives:

- Hotel expansion was led by the opening of 188 new hotels, totaling 23,472 rooms; first Ibis hotel in China was very successful;
- Accor Services entered the UK gift vouchers market by acquiring Capital Incentives.
- Carlson Wagonlit Travel gained market shares, integrating the Protravel network in France and the Maritz network in the US; Lenôtre de-luxe caterer operations at the Olympic Games in Athens were highly successfully;
- Accor signed important partnerships: the acquisition of a 28.9% interest in Club Méditerranée and the creation of Groupe Lucien Barrière, a European leader in casinos, of which Accor owns a 34% stake.

TRANSITION TO IFRS

Accor launched its IFRS project in 2002 and has proactively managed the transition process, setting up a single, groupwide information system and deploying a new consolidation system. The changes of method resulting from the adoption of IFRS have no impact on cash and cash equivalents.

In preparation for the publication of 2005 IFRS financial statements and as recommended by the French securities regulator (*Autorité des Marchés Financiers*) concerning financial communications during the transition period, Accor has estimated the adjustments to be made to its 2004 French Gaap accounts to prepare the comparative 2004 IFRS balance sheet and income statement.

(€ millions)	French Gaap	Impacts	IFRS
Income statement			
Revenues	7,123	(59)	7,064
Editdar	1,859	(34)	1,825
Editda	1,099	(64)	1,035
Profit befor tax	592	(79)	513
Net Income (Group share)	239	(6)	233
Balance sheet			
Shareholders' equity	3,833	(635)	3,198
Net debs	2,092	186	2,278
Gearing	55 %	-	71.2 %
Cash flow statement			
Fund fro operations	906	-	906
Free cash flow	580	-	580

In summary, at the level of the balance sheet, the transition to IFRS has a negative effect on shareholders' equity and debt. At the level of the income statement, the negative effect on the bottom line is limited, because the increase in certain costs is partly offset by the elimination of goodwill amortization.

For further details, visit our website *www.accor.com/finance.*

OUTLOOK: A NEW DYNAMIC

Early 2005 has seen two events of major importance for the Group: the investment of € 1 billion by Colony Capital and the implementation of a new real estate management strategy that will strengthen Accor's finances and provide new resources to drive growth.

□ Colony Capital invests € 1 billion in Accor

Colony Capital, an international private real estate investment fund, has been Accor's partner since 1998 in the hotel and gaming businesses. As an international and strategic investor for Accor, Colony Capital makes a major investment that enables Accor to strengthen its equity capital, drive faster expansion and leverage Colony Capital's world-class expertise in hotel development.

For all these reason, Colony Capital's investment represents a catalyst to improve the performance of Accor's stock.

Colony Capital will have representatives on the Supervisory Board and the Commitments Committee.

The investment will be structured as follows:

- A **€ 500 million** issue of three-year ORA equity notes at a par value of € 3,900, paying interest at 4.5% a year and redeemable into 100 Accor shares for one note, a premium of 10% on the average share price over the past trading month.
- A **€ 500 million** issue of five-year convertible bonds at a par value of € 4,300, with a three-year put option, paying interest at 3.25% a year and convertible/ exchangeable into 100 Accor shares for one bond, a premium of 21% on the average share price over the past trading month.

The Supervisory Board has unanimously approved the transaction, which is submitted to shareholder approval at the Annual Meeting on May 3 (see purposes and texts of the resolutions).

□ New real estate management strategy

To improve its financial flexibility, Accor has undertaken an innovative real estate management strategy designed to meet two main objectives:

- Reduce capital intensity in upscale hotels.
- Variablize holding costs in the midscale segment.

In the upscale segment (Sofitel), Accor wants to sell the hotel properties while retaining the management contract, sometimes with a minority stake, in order to reduce earnings volatility in a segment that is more sensitive to business cycles. The objective is for 75% of all Sofitel units to be under management contract in 2006, versus 62% in 2004 and 52% in 2000.

In midscale hotels, fixed leases are going to be transformed into variable leases based on a percentage of revenues with no minimum guaranteed. One of the objectives is to variablize a proportion of the hotels' fixed costs.

In line with this strategy, an initial transaction, concerning 128 hotels in France worth an aggregate € 1 billion, has been signed with **Foncière des Murs,** a consortium of investors comprising Foncière des Régions, Generali, Assurances du Crédit Mutuel and Predica (a member of the Crédit Agricole Group).

By 2006, 15% of Novotel and Mercure hotels should be under variable leases contracts, versus 1% in 2004.

This program should unlock additional financial resources of around **€ 400 million** over the next 18 months, of which € 140 million from the transaction signed with Foncière des Murs.

In this way, Accor can focus on its core business and support its faster growth strategy.

Faster expansion

With its more substantial financial resources, Accor is going to step up the pace of growth and enjoy greater financial flexibility. The initial three-year (2005-2007) expansion capex budget has been increased by 39%, to € 1.7 billion from € 1.2 billion, with the goal of meeting two main objectives:

- In the Hotel business, to strengthen the Group's forefront positions in European markets and gain new market share more quickly in high potential regions, like China, India, Russia, the Middle East and Latin America, which will provide new growth drivers over the medium term. The hotel base is expected to increase by 20% to 550,000 rooms in 2008.
- In the Services business, to capitalize on Ticket Restaurant®'s worldwide market leadership to become a major player in corporate human resources management services. Capital expenditure will be doubled to € 300 million over the 2005-2007 period.

How the funds will be used

(€ millions)

ORA equity notes Will immediately strengthen the capital base	500	**Driving faster expansion** (5 years in 3)	500
Asset management strategy	400	**Enhancing financial flexibility** ▪ Product repositioning ▪ Acquisitions ▪ Shareholder policy	400
Convertible bonds Will increase the capital base in the future	500	**Refinancing debt**	500

This new growth dynamic is being supported by the Corporate Project launched by the Management Board in February 2005 to create value for customers, employees and shareholders.

Consolidated income statements

(€ millions)	2000	2001	2002	2003	2004
Consolidated revenues	**7,007**	**7,290**	**7,139**	**6,828**	**7,123**
Ebitdar	**1,891**	**1,971**	**1,936**	**1,769**	**1,859**
Rental expense	(616)	(698)	(726)	(730)	(760)
Ebitda	1,275	1,273	1,210	1,039	1,099
Ebit	847	830	755	603	662
Net financial expense	(121)	(92)	(66)	(74)	(80)
Income from companies accounted for by the equity method	25	20	14	(6)	10
Profit before tax	**751**	**758**	**703**	**523**	**592**
Gains and losses on management of hotel portfolio	19	29	54	68	(26)
Gains and losses on management of other assets	23	66	(30)	(17)	(115)
Goodwill amortization	(96)	(102)	(109)	(107)	(115)
Income tax	(256)	(246)	(234)	(163)	(158)
Exceptional items (net of tax)	35	-	68	-	83
Consolidated net Income	**475**	**505**	**452**	**304**	**261**
Minority interests	(28)	(31)	(22)	(34)	(22)
Net income, Group share	**447**	**474**	**430**	**270**	**239**
Earnings per share (in €)	**2.28**	**2.40**	**2.18**	**1.36**	**1.20**
Net dividend per share (in €)	**1.00**	**1.05**	**1.05**	**1.05**	**1.30***

* *proposed to the Combined Annual and Extraordinary Shareholders' Meeting ; including a € 0.25 exceptional dividend*

Consolidated balance sheets

(€ millions)	2000	2001	2002	2003	2004
ASSETS					
Goodwill	1,911	1,879	1,679	1,719	1,758
Intangible fixed assets	581	533	479	384	364
Property, plant and equipment	4,696	5,026	4,521	4,133	3,950
Financial assets	773	882	1 165	1 038	1 077
Fixed assets	7,961	8,320	7,844	7,274	7,149
Current assets	3,993	3,780	3,431	3,682	4,361
TOTAL ASSETS	**11,954**	**12,100**	**11,275**	**10,956**	**11,510**
LIABILITIES AND SHAREHOLDERS'EQUITY					
Shareholders' equity	3,843	4,139	3,893	3,587	3,755
Shareholders' equity and minority interests	3,984	4,279	3,984	3,683	3,833
Long-term debs	3,397	3,441	3,372	3,344	3,371
Non-current liabilities and shareholders' equity	7,990	8,257	7,884	7,578	7,757
Current liabilities	3,964	3,843	3,391	3,378	3,753
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,954**	**12,100**	**11,275**	**10,956**	**11,510**

Consolidated statements of cash flows

(€ millions)	2000	2001	2002	2003	2004
Funds from operations	**984**	**1,005**	**961**	**847**	**906**
Investments for renovation and maintenance	(422)	(405)	(316)	(284)	(326)
Free cash flow	**562**	**600**	**645**	**563**	**580**
Investments for expansion and technology	(1,251)	(923)	(802)	(586)	(738)
Proceeds from asset disposals	843	535	660	461	456
Change in working capital and other	213	(243)	(130)	196	357
Dividends	(248)	(271)	(326)	(294)	(285)
Decrease / (increase) in net debt	**119**	**(302)**	**47**	**340**	**370**

PARENT COMPANY RESULTS

Accor's total revenues, from all businesses, amounted to € 529 million in 2004, an increase of 5% compared with € 504 million the previous year.
the total includes hotel royalties, payment from business leases and service fees.

Net income for the year came to € 221 million versus € 178 million in 2003.



FINANCIAL RESULTS OF ACCOR S.A. FOR THE PAST FIVE YEARS

(€ thousands)	2000	2001	2002	2003	2004
1- Financial statuts at year end					
Share capital	594,974	596,680	597,776	597,779	620,132
Number of shares outstanding	198,324 ,605	198,893,415	199,258,550	199,259,550	206,710,509
Number of convertible bonds outstanding	0	0	3,415,424	18 ,719,772	18,719,772
2- Financial and operating results					
Sales (net of sales tax)	464,944	478,743	486,546	503,980	529,043
Income before taxes, amortization and provision	382,545	647,712	554,292	293,509	327,995
Income taxes	(19,803)	(47,274)	(35,709)	(30,634)	(56,429)
Net income, after taxes, amortization and provisions	406,385	315,905	337,244	178,462	221,467
Dividend distribution	246 ,017	293,338	258,291	268,223	268,724 (1)
3- Per share data (€)					
Income, after taxes, but before amortization and provisions	2.03	3.49	2.96	1.63	1.86
Net income, after taxes, amortization and provisions	2.05	1.59	1.69	0.90	1.07
Net dividend per share	1.00	1.05	1.05	1.05	1.30 (1)
4- Employees					
Number of employees	1,025	887	902	1,225	1,294 (2)
Payroll (including employee benefits)	75,479	74,335	78,781	112,942	149,125

(1) Proposed for 2004 ; including a € 0.25 exceptional dividend
(2) Accor SA employees at December 31, 2004



Purpose and texts of the resolutions submitted to shareholders in annual and extraordinary meeting

ANNUAL SHAREHOLDERS' MEETING

The following resolutions are subject to the quorum and majority voting rules applicable to Ordinary Shareholders' Meetings

Approval of the 2004 financial statements of the Company

Purpose

The purpose of the **first resolution** is to approve the **2004 financial statements of Accor SA.**

In accordance with the provisions of Article L.225-100, paragraph 3, of the Commercial Code, shareholders will also be invited to approve the **consolidated financial statements,** in the **second resolution.**

Full texts

FIRST RESOLUTION

Approval of the 2004 financial statements of the Company

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the financial statements, approves the report of the Management Board in its entirety and the financial statements of the Company for the year ended December 31, 2004, as presented.

The Annual Meeting also approves the transactions reflected in the financial statements and the action taken by the Management Board during the year.

SECOND RESOLUTION

Approval of the 2004 financial statements of the Group

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2004, as presented.

Regulated Agreements

Purpose

The **third resolution** concerns regulated agreements governed by Article L.225-86 of the Commercial Code, which were approved by the Supervisory Board during 2004 and are described in the Auditors' Special Report.

Full text

THIRD RESOLUTION

Approval of regulated agreements

The Annual Meeting, having considered the Auditors' special report on agreements governed by Article L.225-86 of the Commercial Code approves the agreements referred to therein and the transactions carried out under the agreements approved in prior years.

Transfer of the long-term capital gains reserve, appropriation of 2004 net income and determination of the dividend

Purpose

The **fourth resolution** concerns the transfer of the special long-term capital gains reserve, appropriation of net income for the year, and the payment of a dividend.

Appropriation of the special long-term capital gains reserve

Under the amended 2004 Finance Act, companies that are liable for corporate income tax are required to transfer the amounts carried in the special long-term capital gains reserve to "Ordinary Reserves" up to a maximum of € 200 million. The transfer must be made before December 31, 2005. Exit tax is due at the rate of 2.5% on the portion of the amount transferred in excess of € 500,000. In the financial statements, the exit tax is deducted from "Ordinary Reserves".

Shareholders are asked to note the measures taken in application of this new Act, in particular that the 2.5% exit tax (€ 1,708,895.40) must be deducted from the ordinary reserve created through the transfer of long-term capital gains. We therefore recommend:

- Transferring the total amount recorded in the special long-term capital gains reserve to "Other Reserves".
- Deducting from "Ordinary Reserves" the amount of € 1,708,895.40, corresponding to the 2.5% exit tax, plus € 330,982.10, corresponding to 2.5% exit tax on long-term capital gains appropriated to the legal reserve in prior years.

Appropriation of profit and determination of the dividend

The 2004 dividend per share recommended by the Management Board amounts to € 1.30 per share, corresponding to an ordinary dividend of € 1.05 per share – unchanged from 2003 – and a special dividend of € 0.25 per share to take into account the exceptional nature of the transactions presented for approval in the thirteenth and fourteenth resolutions.

The dividend for each of the last three years (2003, 2002 and 2001) amounted to € 1.05 per share.

Under the terms of the 2004 Finance Act (Act no. 2003-1311 dated December 30, 2003), shareholders will not receive any avoir fiscal tax credit on the dividend; however, eligible shareholders may claim the 50% tax relief provided for in Article 158.3.2 of the General Tax Code.

The recommended dividend is based on the following recommended appropriations:

Income available for distribution	
2004 net income	€ 221,466,906.96
plus:	
Retained earnings brought forward from the prior year	€ 520,025,161.72
Prior year dividends not paid out on treasury stock	€ 1,605,167.55
Reserve corresponding to overpayments of withholding tax dividend	€ 3,971,240.80
Total income available for distribution	€ 747,068,477.03
Recommended appropriations	
To the legal reserve	€ 396,413.38
To dividends	€ 268,723,661.70
To retained earnings	€ 477,948,401.95

Full text

FOURTH RESOLUTION

Transfer of the special long-term capital gains reserve, appropriation of 2004 net income and payment of a dividend

The Annual Meeting, on the recommendation of the Management Board, notes that under the amended 2004 Finance Act (Act no. 2004-1485 dated December 30, 2004), amounts carried in the special long-term capital gains reserve must be transferred to an ordinary reserve account before December 31, 2005 and that the 2.5% exit tax due on the transferred amounts in accordance with the terms of the above Act must be deducted from the ordinary reserve created through the transfer from the special long-term capital gains reserve.

The Annual Meeting approves the recommendation of the Management Board and resolves to:

- Transfer the total amount of € 68,855,816.00 carried in the special long-term capital gains reserve to "Ordinary Reserves", and
- Deduct from "Ordinary Reserves" the amount of € 1,708,895.40, corresponding to the 2.5% exit tax, plus € 330,982.10, corresponding to 2.5% exit tax on long-term capital gains appropriated to the legal reserve in prior years, representing a total tax charge of € 2,039,877.50.

The Annual Meeting approves the recommendation of the Management Board and resolves:

1. to appropriate

2004 net income	€ 221,466,906.96
plus:	
Retained earnings brought forward from the prior year	€ 520,025,161.72
Prior year dividends not paid out on treasury stock	€ 1,605,167.55
Reserve corresponding to overpayments of witholding tax dividend	€ 3,971,240.80
Representing total income available for distribution of	**€ 747,068,477.03**
As follows:	
To the legal reserve	€ 396,413.38
To dividends	€ 268,723,661.70
To retained earnings	€ 477,948,401.95

2. Accordingly, after noting the existence of income available for distribution, the Annual Meeting resolves to pay a dividend of € 1.30 on each of the 206,710,509 outstanding shares carrying rights to the 2004 dividend.
3. Under the terms of the 2004 Finance Act (Act no. 2003-1311 dated December 30, 2003), shareholders will not receive any avoir fiscal tax credit on the dividend; however, eligible shareholders may claim the 50% tax relief provided for in Article 158.3.2 of the General Tax Code.
4. The dividend will be paid as of May 17, 2005.

As required by law, the Annual Meeting notes that dividends per share and related *avoir fiscal* tax credits for the last three years were as follows:

€	2001	2002	2003
Dividend	1.050	1.050	1.050
***Avoir fiscal* tax credit** (1)	0.525	0.525	0.525
Total revenue	1.575	1.575	1.575

(1) Based on a 50 % tax credit.

Supervisory Board

Purpose

The terms of **Renaud d'Elissagaray** and **Franck Riboud** as independent members of the Supervisory Board expire at this meeting. The purpose of the **fifth and sixth resolutions** is to re-elect them to the Supervisory Board.

Renaud d'Elissagaray's main other directorship is on the Board of Arca-Banque du Pays Basque. **Franck Riboud** is Chairman and Chief Executive Officer of Danone. Among his other functions, he is a director of Renault and L'Oréal.

In the **seventh resolution,** shareholders are asked to elect **Paul Dubrule** as member of the Supervisory Board. Paul Dubrule is Co-Chairman and Co-Founder of Accor. Among his other functions, he is a director of Crédit Commercial de France.

The purpose of the **eighth and ninth resolutions** is to elect **Thomas J. Barrack** and **Sébastien Bazin** as members of the Supervisory Board, subject to the condition precedent of completion of the transactions presented for approval in the thirteen and fourteenth resolutions.

Thomas J. Barrack is Founder, Chairman, and Chief Executive Officer of Colony Capital Prior to the formation of Colony, Mr. Barrack held several positions of which, among others, principal with the Robert M. Bass Group ("RMBG"). Mr. Barrack serves on the Board of Directors of such publicly-traded companies as Continental Airlines, Inc. and First Republic Bank.

Mr. Sébastien Bazin, is Principal Managing Director Europe and Chief Executive Officer Europe of Colony Capital SAS, European subsidiary of Colony. Mr. Bazin is Director of Lucia and serves on the Supervisory Board of Groupe Lucien Barrière SAS.

The **tenth resolution** concerns the election of **Dominique Marcel** to the Supervisory Board. Dominique Marcel is Vice President, Finance and Strategy, and member of the Executive Committee of Caisse des Dépôts et Consignations. He is also a member of the Supervisory Board and Audit Committee of Caisse Nationale des Caisses d'Epargne, and member of the Supervisory Board of Crédit Foncier.

If these resolutions are voted, the Supervisory Board will have fifteen members.

These six members will be elected for a **four-year term,** provided that shareholders approve the amendment to the bylaws proposed in the twenty-fifth resolution, reducing the term of Supervisory Board members from six to four years.

The **eleventh resolution** concerns the annual directors' fees to be paid by Accor SA to the members of the Supervisory Board. These fees are allocated among members based on their attendance rate at Supervisory Board meetings. Annual attendance fees have been set at € 276,000 since the Annual Meeting of May 29, 2001. Shareholders are asked to raise this amount to € 305,000, to take into account the increase in the number of Supervisory Board members in 2004, with the average fee per member remaining unchanged.

Texte intégral

FIFTH RESOLUTION

Re-election of Renaud d'Elissagaray as member of the Supervisory Board

The Annual Meeting re-elects **Renaud d'Elissagaray** as member of the Supervisory Board, for a term – subject to adoption of the twenty-fifth resolution – of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements.

SIXTH RESOLUTION

Re-election of Franck Riboud as member of the Supervisory Board

The Annual Meeting re-elects **Franck Riboud** as member of the Supervisory Board, for a term – subject to adoption of the twenty-fifth resolution – of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements.

SEVENTH RESOLUTION

Election of Paul Dubrule as member of the Supervisory Board

The Annual Meeting elects **Paul Dubrule** as member of the Supervisory Board, for a term – subject to adoption of the twenty-fifth resolution – of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements.

EIGHTH RESOLUTION

Election of Thomas J. Barrack as member of the Supervisory Board

The Annual Meeting elects **Thomas J. Barrack** as member of the Supervisory Board, for a term – subject to adoption of the twenty-fifth resolution – of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements, subject to the condition precedent of completion of the transactions presented for approval in the thirteen and fourteenth resolutions.

NINTH RESOLUTION

Election of Sébastien Bazin as member of the Supervisory Board

The Annual Meeting elects **Sébastien Bazin** as member of the Supervisory Board, for a term – subject to adoption of the twenty-fifth resolution – of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements, subject to the condition precedent of completion of the transactions presented for approval in the thirteen and fourteenth resolutions.

TENTH RESOLUTION

Election of Dominique Marcel as member of the Supervisory Board

The Annual Meeting elects Dominique Marcel as member of the Supervisory Board, for a term – subject to adoption of the twenty-fifth resolution – of four years expiring at the close of the Annual Meeting to be called to approve the 2008 financial statements.

ELEVENTH RESOLUTION

Directors' fees payable to the members of the Supervisory Board

The Annual Meeting, having considered the report of the Management Board, resolves to set total annual directors' fees for the twelve months ending December 31, 2005 at € 305,000.

Authorization to trade in the Company's shares

Purpose

The purpose of the **twelfth resolution** is to renew the Management Board's authorization to trade in Accor SA shares on the Company's behalf, subject to compliance with the applicable laws. The authorization is being sought for a period of 18 months and will supersede the previous authorization given at the May 4, 2004 Annual Meeting (seventh resolution).

The aims of the share buyback program are listed in the resolution to be put to the vote and also in the Information Memorandum approved by the *Autorité des Marchés Financiers*, which has been published by the Company and can also be downloaded from the Accor website (www.accor.com).

The maximum purchase price will be set at € 50 and the minimum sale price at € 30. The Company will not be authorized to purchase more than 19 million shares under the authorization, representing a maximum total investment of € 950 million.

The current authorization was not utilized during 2004 and the number of Accor shares held in treasury stock at December 31, 2004 was unchanged compared with the previous year-end, at 1,528,731 shares, representing 0.74% of the Company's issued capital at that date. Under the terms of the agreement with Caisse des Dépôts et Consignations concerning the purchase of 1,500,000 Club Méditerranée shares, Accor may be called on to make an earn-out payment in shares of 550,000 shares. The balance of the treasury shares will be dedicated for part to purchase shares for allocation in payment of employee profit shares or for share grants to employees and/or officers of the Company and/or any companies in the Group, and for part, to maintain a liquid market for the Company's shares under a liquidity contract from an investment service provider that complies with a code of ethics recognized by *Autorité des Marchés Financiers*.

Full text

TWELFTH RESOLUTION

Authorization given to the Management Board to trade in the Company's shares

The Annual Meeting, having considered the report of the Management Board and the information memorandum approved by the *Autorité des Marchés Financiers*, authorizes the Management Board, pursuant to Article L.225-209 of the Commercial Code and European Commission Regulation dated December 22, 2003, to trade in the Company's shares as specified herein.

The Management Board may purchase, sell or transfer shares under this authorization, subject to compliance with the above laws and regulations and in accordance with the practices authorized by the *Autorité des Marchés Financiers*, for the following purposes:

- To maintain a liquid market for the Company's shares under a liquidity contract that complies with a code of ethics recognized by *Autorité des Marchés Financiers*, through an investment service provider acting in the Company's name and on the Company's behalf on a fully independent basis.
- To purchase shares for allocation on exercise of stock options, under a plan governed by Articles L.225-177 et seq. of the Commercial Code, or under an employee stock ownership plan governed by Articles L.443-1 et seq. of the Commercial Code or in connection with stock grants without consideration governed by Articles L.225-197.1 et seq. of the Commercial Code ;
- To purchase shares for delivery or exchange, upon exercise of rights attached to securities carrying immediate or future rights to capital or in connection with external growth transactions.
- To purchase shares for cancellation – including any shares bought back under earlier authorizations – provided that such cancellation is authorized by shareholders in Extraordinary Meeting.
- To purchase shares for allocation on the conversion, redemption, exchange or exercise of share equivalents at a date or period determined by the Management Board or the person acting on the authority of the Management Board, under the terms stipulated by the *Autorité des Marchés Financiers*.

The shares may not be purchased at a price of more than € 50 and may not be sold at a price of less than € 30. However, the minimum price will not apply to shares sold on exercise of stock options (or allocated to employees without consideration). In such cases, the sale price or consideration will be determined in accordance with the provisions of the plan concerned. The maximum purchase price and the minimum sale price will be adjusted to reflect the impact of any corporate actions, including any bonus share issue paid up by capitalizing reserves, or any stock-split or reverse stock-split.

In application of Article 179-1 of the decree of March 23, 1967 on trading companies, the Annual Meeting sets at 19 million the maximum number of shares that may be acquired under this authorization, corresponding to a total investment of no more than € 950 million based on the maximum purchase price of € 50 per share authorized above.

The Annual Meeting resolves that (i) the purchase, sale or transfer of shares may be effected and settled by any method, in one or several installments, on the market or over-the-counter, including through the use of options, derivatives – particularly, the purchase of call options – or securities carrying rights to Company shares, on terms accepted by the securities regulator, and that (ii) the entire buyback program may be implemented through a block trade.

The Company may use this resolution and continue to implement the share buyback program while a public tender offer launched by the Company or by a potential buyer of the Company is in progress.

The Annual Meeting gives full powers to the Management Board to use this authorization, place any and all buy and sell orders, enter into any and all agreements, carry out any and all reporting and other formalities (including with the *Autorité des Marchés Financiers*, in accordance with the applicable regulations) and generally do whatever is necessary to implement this resolution. These powers may be delegated to another person subject to compliance with the law and the Company's bylaws.

This authorization is given for a maximum period of eighteen months. It supersedes an earlier authorization given to the Management Board in the seventh resolution of the Annual Meeting of May 4, 2004.



EXTRAORDINARY MEETING

The following resolutions are subject to the quorum and majority voting rules applicable to Extraordinary Meetings.

Issuance of convertible bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person and issuance of redeemable bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person

Purpose

Resolutions 13 and 14 relate to the issue of bonds convertible and redeemable into shares with suppression of the preferential subscription rights of shareholders for the benefit of ColLife S.à.r.l., a company controlled by Colony Capital. The aggregate amount of this investment is in the range of € 1 billion.

Colony Capital, an international private equity fund specialised in real estate and hotel business, has been Accor's partner since 1998 in the hotel and gambling businesses.

Description of the transaction

The proposed transaction would enable the Group to strengthen its shareholders' equity, drive faster expansion and leverage on Colony Capital's world-class expertise in hotel development. For all these reasons, Colony Capital's investment represents a catalyst to improve the performance of Accor's stock.

The investment of Colony Capital would be structured as follows:

- issue of five-year bonds convertible into shares (the **"Convertible Bonds"**) in an aggregate amount of 499,999,700 euros, paying interest at 3.25% per year, at an issue price of € 4,300 per Convertible Bond, which based on a conversion ratio of 100 shares per Convertible Bond represents a premium of 21% on the 20 trading day average price of the Accor share as of 8 March 2005, last trading day before the announcement of the transaction; and
- issue of three-year bonds redeemable into shares (the **"Redeemable Bonds"** and together with the Convertible Bonds, the **"Bonds"**) in an aggregate amount of 499,999,500 euros, paying interest at 4.50% per year, at an issue price of € 3,900 per Redeemable Bond, which based on a conversion ratio of 100 shares per Redeemable Bond represents a premium of 10% on the 20 trading day average price of the Accor share as of 8 March 2005, last trading day before the announcement of the transaction.

This transaction has been unanimously approved by your Supervisory Board on 8 March 2005. Your Supervisory Board and Management Board believe that such a transaction is in the best interest of Accor since it would result in creating a true partnership with Colony Capital, a strategic investor in the real estate and hotel business.

Furthermore, the pricing of transaction represents a significant premium on the Accor share price at the announcement date of the transaction. With respect to the Convertible Bonds, the issue price represents a premium of 21%, 26% and 28%, respectively, on the weighted average Accor share price over one, two and three months as of 8 March 2005. With respect to the Redeemable Bonds, the issue price represents premiums of 10%, 15% and 16%, respectively, on the weighted average share price over one, two and three months as of 8 March 2005.

In connection with this partnership, it is proposed to suppress the preferential subscription rights of shareholders on the Bonds for the benefit of ColLife S.à.r.l., or any of its Luxemburg affiliates (the **"Subscriber"**), companies which are controlled by Colony Capital.

This partnership is based on the agreement entered into between Accor and the Subscriber on March 8, 2005, under which the Subscriber undertook to subscribe to the Bonds, subject to the fulfilment of certain conditions precedent (notably the absence of any material adverse change and the approval of the relevant regulatory authorities).

The Subscriber will have two representatives at your Supervisory Board (on condition that the Subscriber maintains its stake in Accor above certain threshold). It is proposed to proceed with the appointment of MM. Thomas Barrack and Sébastien Bazin pursuant to Resolutions eight and nine; Mr. Sébastien Bazin would chair the Engagement Committee, which would be created upon consummation of the transaction. This Engagement Committee would issue recommendations to the Supervisory Board with respect to certain significant transactions for the Group (eg. significant acquisitions, divestments and investments).

In connection with this partnership, the Subscriber has made certain undertakings to Accor, including:

- undertaking not to increase its stake in the Company (standstill) until 6 months after the redemption or conversion in full of the Bonds;
- undertaking not to transfer the Bonds to any third-party;
- undertaking not to short-sell securities to cover its exposure on the Convertible Bonds or the Redeemable Bonds until 6 months after the redemption or conversion in full of the Bonds in question; and
- upon conversion or redemption of the Bonds, undertaking to ensure the orderly disposal of the underlying shares in order to minimize the impact of this disposal on the Company's share price.

These undertakings are subject to certain exceptions, including in the case of a "Release Event" under the Bonds (for further details, see below a description of the terms and conditions of the Bonds).

Finally, the agreements entered into between Accor and the Subscriber include representations, warranties and indemnification provisions, customary for this type of transactions.

Impact of the issue of the Bonds and their conversion and redemption into new shares on the situation of every holder of shares or securities giving access to shares, in particular its portion of shareholders equity as of the close of financial year ended 31 December 2004.

The impact of the issue of the Bonds and the conversion and redemption into new shares of the Company of all of the Bonds (excluding any adjustments of the conversion/redemption ratio) is described below. Resolutions thirteen and fourteen relating to the Convertible Bonds and the Redeemable Bonds may not be approved separately; therefore, their impact is set forth without making the distinction between the Convertible Bonds and the Redeemable Bonds.

1. Shares

Impact on a holder of shares representing 1% of the Company share capital prior to the transaction:

	in %
Before issue of the Bonds (1):	1
After conversion and redemption into new shares of the Bonds (2):	**0.89**
After conversion and redemption into new shares of the Bonds and the other bonds convertible or exchangeable into new shares issued by the Company in 2002 (the "2002 OCEANE") and 2003 (the "2003 OCEANE") (3) (4):	**0.82**

(1) Based on a number of Company shares of 206,710,509, as of 8 March 2005.
(2) Before any adjustments.
(3) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.
(4) 2003 OCEANE: 15,304,348 underlying Accor shares.

Impact on the consolidated shareholders' equity per share as of 31 December 2004 (French GAAP)

31 Dec. 2004	€
▫ Before issue of the Bonds	**(18.6)**
▫ After conversion and redemption of the Bonds into new shares	**(21.0)**
▫ After conversion and redemption of the Bonds, the 2002 OCEANE (1) and the 2003 OCEANE into new shares	**(23.2)**

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

2. 2002 OCEANE

Impact on a holder of a number of 2002 OCEANE giving right upon conversion or exchange to 1% of the Company share capital prior to the transaction

	in %
▫ Before conversion/exchange of the 2002 OCEANE into new shares and issue of the Bonds	**0**
▫ After conversion/exchange of the 2002 OCEANE into new shares and before issue of the Bonds	**0.99**
▫ After conversion/exchange of the 2002 OCEANE and conversion and redemption of the Bonds into new shares	**0.89**
▫ After conversion and redemption of the Bonds, the 2002 OCEANE (1) and the 2003 OCEANE into new shares	**0.82**

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

Impact on the consolidated shareholders' equity per share as of 31 December 2004 (French GAAP)

31 Dec. 2004	€
▫ Before conversion/exchange of the 2002 OCEANE into new shares and issue of the Bonds	**(18.6)**
▫ After conversion/exchange of the 2002 OCEANE into new shares and before issue of the Bonds	**(19.0)**
▫ After conversion/exchange of the 2002 OCEANE and conversion and redemption of the Bonds into new shares	**(21.3)**
▫ After conversion and redemption of the Bonds, the 2002 OCEANE (1) and the 2003 OCEANE into new shares	**(23.2)**

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

3. 2003 OCEANE

Impact on a holder of a number of 2003 OCEANE giving right upon conversion or exchange to 1% of the Company share capital prior to the transaction

	in %
Before conversion/exchange of the 2003 OCEANE into new shares and issue of the Bonds	**0**
After conversion/exchange of the 2003 OCEANE into new shares and before issue of the Bonds	**0.99**
After conversion/exchange of the 2003 OCEANE and conversion and redemption of the Bonds into new shares	**0.89**
After conversion and redemption of the Bonds, the 2002 OCEANE[1] and the 2003 OCEANE into new shares	**0.82**

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

Impact on the consolidated shareholders' equity per share as of 31 December 2004 (French GAAP)

31 Dec. 2004	€
Before conversion/exchange of the 2003 OCEANE into new shares and issue of the Bonds	**(18.6)**
After conversion/exchange of the 2003 OCEANE into new shares and before issue of the Bonds	**(19.0)**
After conversion/exchange of the 2003 OCEANE and conversion and redemption of the Bonds into new shares:	**(21.2)**
After conversion and redemption of the Bonds, the 2002 OCEANE[1] and the 2003 OCEANE into new shares	**(23.2)**

(1) 2002 OCEANE: number of underlying Accor shares of 6,834,263 after the redemption in cash of one third of the aggregate principal amount of the 2002 OCEANE on 1 January 2005 and taking into account the adjustment of the conversion/exchange ratio following the issue of the redeemable bonds (ORANE) in July 2004.

4. Theoretical impact on the Accor share price

31 Dec. 2004	€
Share price before issue of the Bonds [1]	**35.42**
After conversion and redemption of the Bonds into new shares[2][3]	**36.00**
After conversion and redemption of the Bonds, the 2002 OCEANE[4] and the 2003 OCEANE into new shares [5]	**36.79**

(1) 20 trading day average price of the Accor share as of 8 March 2005 (source: Fininfo).
(2) Issue price of the new shares to be issued upon redemption of the Redeemable Bonds of 39 euros (before any adjustments).
(3) Issue price of the new shares to be issued upon conversion of the Convertible Bonds of 43 euros (before any adjustments).
(4) Issue price of the new shares to be issued upon conversion/exchange of the 2002 OCEANE, adjusted to take into account the redemption in cash of one third of their aggregate principal amount on 1 January 2005, of 55.60 euros.
(5) Issue price of the new shares to be issued upon conversion/exchange of the 2003 OCEANE of 40.25 euros.

Principal terms and conditions of the Convertible Bonds

Below is a description of the principal terms and conditions of the Convertible Bonds. Please refer to the text of Resolution thirteen for a complete description.

Number of Convertible Bonds

116,279 Convertible Bonds will be issued, each convertible into 100 new shares of the Company (subject to certain adjustments described below), each having a par value of € 3.

Issue Price

The Convertible Bonds will be issued at par, ie. at their nominal value of € 4,300.

Interest

The Convertible Bonds will bear interest at a rate 3.25% per year, payable quarterly.

Redemption at Maturity

The Convertible Bonds will be redeemed in cash at the fifth anniversary of the issue date.

Maximum amount of the Capital Increase

The maximum number of new shares (excluding the adjustments described below) that may be issued upon conversion of all of the Convertible Bonds amounts to 11,627,900 shares corresponding to an amount of capital of € 34,883,700.

Conversion

Each Convertible Bond will be convertible into new shares (i) in whole, starting on 1 January 2007, (ii) prior to 1 January 2007, on a number of Convertible Bonds representing 10% of the total number of Convertible Bonds, or (iii) prior to 1 January 2007, upon the occurrence of a Release Event (see below).

Maintenance of Holder's Rights – Adjustment of Conversion Ratio

Resolution thirteen sets forth certain events that trigger an adjustment of the conversion ratio, which are mandatory under applicable law and/or customary. Besides these adjustments, the parties have agreed that the conversion ratio will also be adjusted if the 2004 dividend is higher than € 1.10 per share or in the event of a conversion between January 1st and the date of payment of an annual dividend.

Events of Default

The Convertible Bonds may be immediately due and payable in the event of:

- non-payment of principal or interest;
- breach of other obligations under the Convertible Bonds;
- insolvency or winding-up etc..;
- cross-acceleration;
- security enforced; or
- Company shares are no longer listed on Euronext.

Material Disagreements

The events set forth below shall constitute material disagreements for purposes of the Convertible Bonds (each a "Material Disagreement"):

- a Change of Influence (i.e. the acquisition of more than 9.9% of the capital, directly or indirectly, by a third party) has occurred (i) with the support of the Supervisory Board, the representatives of the Subscriber having voted against it, or (ii) with the relevant significant shareholder being granted by the Company any specific right.
- if any representative of the Subscriber is (i) removed and not replaced by another person proposed by the Subscriber or (ii) not reappointed at the end of his term;
- if (i) the Engagement Committee no longer includes a representative of the Subscriber, as member and chairperson, or if (ii) any of the governing rules or powers of the Engagement Committee is modified without the prior written approval of the representative of the Masse; or
- if the Supervisory Board formally approves a proposed action on any of the matters that fall within the scope of powers of the Engagement Committee and any representative of the Subscriber having voted against it.

In the event of a Material Disagreement and after notice has been given by the representative of the Masse, the Company shall use its best efforts to redeem the Convertible Bonds in cash within 6 months from the occurrence of the Material Disagreement.

If the Convertible Bonds have not been redeemed at the end of such 6 month period, the Convertible Bonds will be redeemable, at their maturity or in the event of an early redemption, at an amount equal to 102% of their nominal value.

It is expressly provided that this paragraph relating to Material Disagreements shall terminate *(caducité)* to the extent the remaining investment of the Subscriber and its affiliates in Accor is less than € 400,000,000.

Release Events

Each Bondholder will be entitled to exercise its conversion right after the occurrence of any of the following events:

- any Event of Default (see above);
- a Similar Transaction (ie. an issue of securities reserved to an identified person or group of persons in consideration for cash);
- the filing by any third party with the *Autorité des Marchés Financiers* of a takeover bid (*offre publique*) for the shares of the Company;
- any Material Disagreement;
- a Change of Influence unless (x) it has occurred with the support of the Supervisory Board and (y) the representative of the Subscriber voted for such support at the Supervisory Board; or
- if the Company would be prevented by French law from making payment to the holder of Convertible Bonds of the full amounts then due and payable.

New Shares

The new shares will be fully assimilated to the existing shares and will be listed on Euronext Paris.

Masse

The holders of Convertible Bonds will be grouped together in masse, except if there is only one holder, in which case it shall exercise all rights of the representative of the masse.

Principal terms and conditions of the Redeemable Bonds

Below is a description of the principal terms and conditions of the Redeemable Bonds. Please refer to the text of Resolution fourteen for a complete description.

Number of Redeemable Bonds

128,205 Redeemable Bonds will be issued, each redeemable into 100 new shares of the Company (subject to certain adjustments described below), each having a par value of € 3.

Issue Price

The Redeemable Bonds will be issued at par, ie. at their nominal value of € 3,900.

Interest

The Redeemable Bonds will bear interest at a rate 4.50% per year, payable quarterly.

Redemption at Maturity

The Redeemable Bonds will be redeemed in cash at the third anniversary of the issue date.

Maximum amount of the Capital Increase

The maximum number of new shares (excluding the adjustments described below) that may be issued upon redemption of all of the Redeemable Bonds amounts to 12,820,500 shares corresponding to an amount of capital of € 38,461,500.

Redemption into Shares

Each Redeemable Bond will be redeemable into new shares (i) in whole, starting on 1 January 2007, (ii) prior to 1 January 2007, on a number of Redeemable Bonds representing 10% of the total number of Redeemable Bonds, or (iii) prior to 1 January 2007, upon the occurrence of a Release Event (see below).

Maintenance of Holder's Rights – Adjustment of Redemption Ratio

Resolution fourteen sets forth certain events that trigger an adjustment of the redemption ratio, which are mandatory under applicable law and/or customary. Besides these adjustments, the parties have agreed that the redemption ratio will also be adjusted if the 2004 dividend is higher than € 1.10 per share or in the event of a redemption between January 1st and the date of payment of an annual dividend.

Release Events

Each Bondholder will be entitled to exercise its redemption right after the occurrence of any of the following events:

- non-payment of principal or interest;
- breach of other obligations under the Redeemable Bonds;
- insolvency or winding-up etc..;
- cross-acceleration;
- security enforced;
- Company shares are no longer listed on Euronext;
- a Similar Transaction (ie. an issue of securities reserved to an identified person or group of persons in consideration for cash);
- the filing by any third party with the *Autorité des Marchés Financiers* of a takeover bid (*offre publique*) for the shares of the Company;
- any Material Disagreement (as defined below);
- a Change of Influence unless (x) it has occurred with the support of the Supervisory Board and (y) the representative of the Subscriber voted for such support at the Supervisory Board; or
- if the Company would be prevented by French law from making payment to the holder of Redeemable Bonds of the full amounts then due and payable.

For purposes of the Redeemable Bonds, a Material Disagreement shall be deemed to have occurred:

- if any representative of the Subscriber is (i) removed and not replaced by another person proposed by the Subscriber or (ii) not reappointed at the end of his term;
- if (i) the Engagement Committee no longer includes a representative of the Subscriber, as member and chairperson, or if (ii) any of the governing rules or powers of the Engagement Committee is modified without the prior written approval of the representative of the Masse; or
- if the Supervisory Board formally approves a proposed action on any of the matters that fall within the scope of powers of the Engagement Committee and any representative of the Subscriber having voted against it.

New Shares

The new shares will be fully assimilated to the existing shares and will be listed on Euronext Paris.

Liquidation

In the event of a liquidation of the Company *(liquidation judiciaire)*, the holders Redeemable Bonds will be treated *pari passu* with the shareholders of the Company.

Masse

The holders of Redeemable Bonds will be grouped together in masse, except if there is only one holder, in which case it shall exercise all rights of the representative of the masse.

Full text

RESOLUTION THIRTEEN

Issuance of convertible bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person.

The General Meeting, after consideration of the report of the Management Board and the special report of the Auditors:

- decides to issue, at once, 116,279 bonds (the **"Convertible Bonds"**), each having a par value of € 4,300 (ie. an aggregate principal amount of € 499,999,700), each convertible into one hundred new shares of the Company (or the **"Issuer"**) (subject to the adjustments set forth below) having a par value of € 3 (individually a **"Share"** and collectively, the **"Shares"**), and subject to the condition precedent that Resolution fourteen be adopted. The Convertible Bonds will be issued in consideration for cash, on 31 May 2005, at the latest;
- decides, in accordance with the provisions of article L.225-138 of the *Code de Commerce*, to suppress the preferential subscription rights of shareholders to the Convertible Bonds for the benefit of ColLife S.àr.l., a Luxemburg company, headquartered at 1, rue du Saint Esprit, L-1475 Luxembourg, or any other Luxemburg Affiliate of ColLife S.àr.l. that would be substituted to it, which will only be entitled to subscribe for the Convertible Bonds;
- authorizes the increase of capital and the issuance of new shares upon conversion of the Convertible Bonds,

ie. € 34,883,700 corresponding to the issuance of up to 11,627,900 new shares, before any adjustments for purposes of maintaining the holders' rights as set forth below;

- acknowledges that this increase of capital will not be taken into account for purposes of the caps provided for at the seventeenth and twenty-second resolutions;
- acknowledges that, as a result of the decision to issue the Convertible Bonds, the shareholders will have waived their preferential subscriptions rights with respect to the new shares to be issued upon conversion of the Convertible Bonds;
- decides that the terms and conditions (the **"Conditions"**) of the Convertible Bonds shall be as follows:

Certain defined terms for purposes of these Conditions:

"Affiliate" means, in respect of any Person, any other Person that directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person.

"Business Day" means any day on which Euronext Paris is opened for trading.

"Change of Influence" means any Person or group of Persons (together a **"Significant Shareholder"**) acquiring, alone or in Concert, securities giving right immediately or in the future to more than 9.9% of the voting rights of the Issuer, provided that this Significant Shareholder is not Acting in Concert with the Investor or its Affiliates.

"Committee Representative" means the member and chairperson of the Engagement Committee, appointed by the Supervisory Board of the Issuer upon a proposal by the Investor.

"Concert" means the definition of **"concert"** set forth in Article L.233-10 of the French *Code de Commerce*. **"Act in Concert"** or **"Acting in Concert"** shall each have a correlative meaning.

"Control" means the definition of **"control"** set forth in Article L.233-3(I) of the French *Code de Commerce*.

"Instruments" means the Convertible Bonds and the Redeemable Bonds collectively.

"Investor" means the holder of the Instruments at the Issue Date.

"Investor Representative" means any member of the Supervisory Board, whose appointment was proposed by the Investor.

"Issue Date" means the date of issue of the Convertible Bonds.

"Engagement Committee" means the engagement committee *(Comité des Engagements)* of the Supervisory Board created as of the Issue Date.

"Management Board" means the management board *(Directoire)* of the Issuer.

"Maturity Date" means the fifth anniversary of the Issue Date.

"Payment Business Day" means a day which is a TARGET Day (as defined below) and a day (other than a Saturday or Sunday) upon which banks are generally open for business in Paris and Luxembourg; and

"Person" means any individual, company, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

"Redeemable Bonds" means the € 499,999,500 Bonds Mandatorily Redeemable into new Shares (*obligations remboursables en actions*) issued by the Issuer on the Issue Date.

"Remaining Investment" means, at any given time, the aggregate amount of the nominal value of (i) the Instruments that the Investor holds and (ii) the Instruments already converted or redeemed into Shares before such conversion or redemption if the Investor or any of its Affiliates still hold such Shares.

"Similar Transaction" means any issue by the Issuer, directly or indirectly, of bonds (excluding the issue of bonds where no corporate governance rights are granted in connection with such issue), equity or equity-linked securities reserved to an identified Person or group of Persons (excluding, for the avoidance of doubt, issues of securities reserved to employees or officers of the Issuer or its Affiliates) in consideration for cash.

"Supervisory Board" means the Supervisory Board (*Conseil de Surveillance*) of the Issuer.

"Support" shall mean the decision of the Supervisory Board (i) to appoint a new representative of the Significant Shareholder to the Supervisory Board through a cooptation or (ii) together with the Management Board to propose or recommend to the next shareholders' meeting a resolution to appoint a representative of the Significant Shareholder to the Supervisory Board.

"TARGET Day" means a day on which payment in Euro can be made in the Trans European Automated Real Time Gross Settlement Express Transfer System.

1. FORM, DENOMINATION AND TITLE

Each Convertible Bond is issued and shall be held at all times in registered form *(au nominatif)*. Title to the Convertible Bonds shall pass by registration in a register (the **"Register"**) which shall be kept by the Issuer or the Issuer shall procure to be kept on its behalf by Société Générale (the **"Exchange Agent"**).

The Convertible Bonds are not admitted to trading or listing on a regulated market *(marché réglementé)*.

The Convertible Bonds are securities giving rights to shares *(valeurs mobilières donnant accès au capital)* governed by Articles L.228-91 *et seq.* of the *Code de Commerce.*

In these Conditions, **"Holder"** means, in relation to a Convertible Bond, the person in whose name it is registered in the Register and **"Bondholder"** shall be construed accordingly.

2. STATUS

The Convertible Bonds (including interest thereon) constitute direct, general, unconditional and unsecured obligations of the Issuer and shall rank at all times *pari passu* among themselves, at least *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer and senior to all present and future subordinated obligations of the Issuer, and *prêts participatifs* granted to, *titres participatifs* and deeply subordinated securities issued by, the Issuer.

3. NEGATIVE PLEDGE

So long as any of the Convertible Bonds remain outstanding, the Issuer will not create or permit to subsid any mortgage, charge, lien, pledge or other security interest *(sûreté réelle)* or anything analogous to the foregoing under the laws of any jurisdiction upon the whole or any part of its present or future assets or revenues for the benefit of any holders of any other bonds *(obligations)* (including bonds giving right to shares or other securities by conversion, redemption, exchange or otherwise) to secure (i) payment of any sum due in respect of any such other bonds or (ii) any payment under any guarantee of or indemnity or other like obligation relating to any such other bonds, unless the Issuer's obligations under the Convertible Bonds are equally and rateably secured. This undertaking is given only in relation to security granted in favour of holders of other bonds (*obligations*) (including bonds giving right to shares or other securities by conversion, redemption, exchange or otherwise) and does not affect in any way the right of the Issuer to otherwise dispose of its assets or to grant any security in respect of such assets in any other circumstances.

4. INTEREST

a. Accrual of interest: Each Convertible Bond will bear interest at a rate of 3.25%. of its nominal value per annum (the **"Rate of Interest"**) from and including the Issue Date payable quarterly in arrears at the end of each three-month period from the Issue Date (each such date an **"Interest Payment Date"**), subject as provided in Condition 6 (PAYMENTS).

b. Cessation of interest accrual: Each Convertible Bond will cease to bear interest from the due date for redemption or such earlier date as the Convertible Bonds may be redeemed in cash or converted into Shares in accordance with these Conditions, in which case the interest accrued shall be paid on (i) the date on which the Convertible Bonds are redeemed in cash or (ii) the Conversion Date.

c. Interest amounts: The amount of interest payable on each Interest Payment Date shall be € 34.5196 in respect of each Convertible Bond. If interest is required to be paid in respect of a Convertible Bond on any other date falling before the Maturity, it shall be calculated by applying the Rate of Interest to the principal amount of such Convertible Bond, multiplying the product by the number of days elapsed since the preceding Interest Payment Date (or, as the case may be, the Issue Date) and a 365-day year (or a 366-day year in the case of a leap year) and rounding the resulting figure to the nearest cent (half a cent being rounded upwards).

d. Interest on late payment or issue and/or transfer: If the Issuer fails to pay any amount payable by it on its due date or, in the case of conversion of the Convertible Bonds, fails to issue and/or transfer the Shares in accordance with these Conditions, interest shall continue to accrue to the fullest extent permitted by law on (i) the overdue amount in case of failure to pay any amount or (ii) the nominal amount of the Convertible Bonds in case of failure to issue and/or transfer the Shares, up to the date of actual payment or transfer, as the case may be, (both before and after judgment) at a rate which is 2 % higher than the Rate of Interest. Any interest accruing under this Condition 4(d) **(Interest on late payment or issue and/or transfer)** shall be immediately payable on demand.

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount only if, within the meaning of Article 1154 of the *Code Civil,* such interest is due for a period of at least one year, but will remain immediately due and payable.

5. REDEMPTION OF THE CONVERTIBLE BONDS

a. Redemption of the Convertible Bonds at maturity: Unless previously redeemed or converted, each Convertible Bond will be redeemed in cash at its principal amount on the Maturity Date, subject as provided in Condition 6 (PAYMENTS).

b. Early redemption in cash at the option of the Bondholders: Each Bondholder may, at its option, request that the Issuer redeems in cash part or all of its Convertible Bonds on the third anniversary of the Issue Date (the **"Early Redemption Date"**), at their nominal value plus any accrued but unpaid interest as at the Early Redemption Date. Any such request shall be made with a 3 (three) month prior written notice to the Issuer (which notice will be irrevocable unless the Bondholder and the Issuer agree otherwise). Once such request has been made, the Bondholder will no longer be entitled to exercise the Conversion Right in respect of the Convertible Bonds for which it has requested redemption.

6. PAYMENTS

a. Principal and interest: Payments of principal and interest on the Convertible Bonds shall be made by transfer to a Euro account of a bank in the Euro-zone designated by the Bondholder (whose name appears in the Register as at 10:00 am Paris time on the third day before the due date for such payment).

b. Payments on Business Days: If the due date for payment of any amount in respect of any Convertible Bond is not a Payment Business Day, the Holder shall not be entitled to payment of the amount due until the next succeeding Payment Business Day and shall not be entitled to any further interest or other payment in respect of any such delay.

7. EVENTS OF DEFAULT

The representative of the Masse (as defined in Condition 12 (REPRESENTATION OF BONDHOLDERS)) may, at its discretion, require that all the Convertible Bonds be immediately due and payable at par together with accrued interest, if any of the following events occurs (each an **"Event of Default"**):

a. Non-payment: the Issuer fails to pay any amount payable in respect of the Convertible Bonds within 2 Business Days of the due date for payment thereof;

b. Breach of other obligations: the Issuer fails to perform or observe any of Condition 2 (STATUS), Condition 3 (NEGATIVE PLEDGE) or Condition 9 (CONVERSION OF CONVERTIBLE BONDS INTO SHARES) or any of its other obligations in respect of the Convertible Bonds and the Issuer fails to remedy such default within 15 days of its occurrence;

c. Insolvency or winding up, etc.: the Issuer proposes a general moratorium in relation to its debt, applies for the appointment of a conciliator or receiver (*conciliateur* or *mandataire ad hoc*) or enters into an amicable settlement (accord amiable) with its main creditors pursuant to Articles L.611-3 to L.611-6 and following of the *Code de Commerce* (as amended as the case may be), is subject to liquidation proceedings (*liquidation judiciaire*) or the transfer of its entire business (*cession totale de son entreprise*) or any other equivalent measure or procedure, concludes any agreement or other arrangement in favour of its creditors or its main creditors in view of the re-organization or rescheduling of its Indebtedness, or the appointment of any receiver, trustee or judicial custodian (*administrateur judiciaire, administrateur provisoire* or *mandataire ad hoc*), or is liquidated or dissolved, with the exception of a liquidation or dissolution previously authorised by the Masse and resulting from its restructuring, reorganization, absorption or merger;

d. Cross Acceleration of Issuer: (i) the Issuer is in default (however such default is described) in the due performance or observance of any obligation in respect of any Indebtedness representing € 100,000,000 or more (other than the Convertible Bonds or the Redeemable Bonds) and the maturity of such Indebtedness is accelerated (however such acceleration occurs); or (ii) the Issuer is in default (however such default is described) in respect of any amount which it has not paid or repaid on its due date (or within any applicable grace period) in its capacity as a guarantor, or indemnitor, or surety *(caution)* in relation to any Indebtedness representing

€ 100,000,000 or more, unless the Issuer disputes in good faith in court proceedings or by any other procedure that the amount in default is due and that the claim invoking the existence of such failure of the Issuer with respect to the amount in default is withdrawn, dismissed or suspended within 90 calendar days from the due date invoked; or (iii) the Issuer is in default (however this default is described) under the Redeemable Bonds.

e. Security Enforced: in the event that part of the Issuer's assets and/or income representing, in the aggregate, € 75,000,000 or more were to be the subject, at any moment, of an attachment, judicial measure or a procedure to enforce a security on any asset or income, and in the event that such attachment, judicial measure or enforcement procedure remains in force or if the measures implemented to enforce such security on any such asset or income are not refused or suspended within a period of 30 days; or

f. Shares no longer listed: if the Shares are no longer admitted to listing and trading on the Eurolist Market of Euronext Paris.

8. MATERIAL DISAGREEMENTS

The events set forth below shall constitute material disagreements for purposes of these Conditions (each a **"Material Disagreement"**):

a. Change of Influence: if a Change of Influence has occurred (i)(x) with the Support of the Supervisory Board and (y) the Investor Representative(s) has voted against such Support at the relevant Supervisory Board meeting ~~or~~ (ii) with the Significant Shareholder being granted by the Issuer any specific right not afforded by law, unless made with the prior written consent of the Investor.

b. Removal of Supervisory Board Member: if any Investor Representative is (i) removed and not replaced within 45 days of his removal by another person proposed by the Investor or (ii) not reappointed at the end of his term or replaced by another person proposed by the Investor;

c. Engagement Committee: if (i) the Engagement Committee no longer includes a Committee Representative, as member and chairperson, or if (ii) any of the governing rules or powers of the Engagement Committee on the Issue Date is modified without the prior written approval of the representative of the Masse;

d. Decision of Supervisory Board against vote of Investor Representative(s): if on any of the matters that fall within the scope of powers of the Engagement Committee (i) (x) the Engagement Committee is not consulted by the Supervisory Board on a proposed action or (y) the Committee Representative votes against a proposed action at an Engagement Committee meeting and (ii) the Supervisory Board formally approves such proposed action, any Investor Representative having voted against it at the relevant Supervisory Board meeting;

If any Material Disagreement occurs, following a notice from the representative of the *Masse*, which may be made within 45 days from the knowledge of the representative of the *Masse* of the occurrence of such Material Disagreement, the Issuer shall, unless the relevant Material Disagreement is remedied within 45 days of the receipt of the representative of the *Masse*'s notice, use its best efforts to redeem the Convertible Bonds within 6 months from the occurrence of the Material Disagreement, in cash, at their nominal value plus any accrued but unpaid interest at the date of redemption. If the Convertible Bonds have not been redeemed at the end of the 6 month period referred to in the previous sentence, the Convertible Bonds will be redeemable (i) on their Maturity Date in accordance with Condition 5(a) **(Redemption of the Convertible Bonds at Maturity)** or (ii) upon an early redemption in cash at the option of the Bondholders in accordance with Condition 5(b) **(Early Redemption in Cash at the Option of the Bondholders)**, at an amount equal to 102% of its nominal value.

It is expressly provided that this Condition 8 shall terminate *(caducité)*, and the Bondholders, the Investor and their Affiliates shall have no right in respect thereof, to the extent (i) the Remaining Investment is less than € 400,000,000 or (ii) that all the Bondholders have waived the benefit of these provisions on or prior to the Issue Date.

9. CONVERSION OF CONVERTIBLE BONDS INTO SHARES

a. Conversion Period and Conversion Ratio:

(i) Each Convertible Bond will be convertible into newly issued and fully paid Shares at any time, starting on 1 January 2007 until the Maturity Date (the **"Conversion Period"**), in whole or in part at the option of the Bondholders (the **"Conversion Right"**) provided however that each Bondholder shall be entitled to exercise its Conversion Rights prior to 1 January 2007 upon the occurrence of a Release Event as set out in Condition 9(d) **(Release Event)**, and provided further that each Bondholder shall be entitled to exercise its Conversion Rights prior to 1 January 2007 on a number of Convertible Bonds representing 10% of the Convertible Bonds that it holds at the Issue Date.

(ii) Each Bondholder shall be entitled to exercise its Conversion Right on any Business Day (an **"Exercise Date"**) during the Conversion Period until the fifth Business Day preceding the Maturity Date or until the fifth Business Day preceding the date set for redemption, at a conversion ratio of 100 Shares per Convertible Bond (the **"Conversion Ratio"**), subject to adjustments set out in Condition 10(b)(ii) (Adjustments to the Conversion Ratio in the event of certain transactions).

(iii) If a Bondholder has not exercised its Conversion Right prior to the fifth Business Day prior to the Maturity Date or the date set for redemption, it will receive the redemption price in cash in accordance with Condition 5(a) **(Redemption of the Convertible Bonds at maturity)**.

b. Exercise of the Conversion Right:

(i) To exercise their Conversion Rights, the Bondholders must make their request to the Issuer and/or the Exchange Agent.

(ii) The Bondholders will be delivered their Shares on the fifth Business Day following the date of their request (the **"Conversion Date"**).

c. Suspension of the Conversion Right:

(i) In the event of an increase in share capital, an issue of securities conferring rights to receive Shares, a merger *(fusion)* or de-merger *(scission)* or any other transactions conferring preferential subscription rights or having a priority subscription period for the benefit of existing shareholders of the Issuer, the Issuer shall be entitled to suspend the Conversion Right for a period not exceeding three months. This right does not prejudice the Conversion Rights of the Bondholders or the Conversion Period set out in Condition 9(a)(i) (Conversion Period and Conversion Ratio).

(ii) The Issuer's decision to suspend the exercise of any Conversion Right will be notified to the Bondholders in accordance with Condition 13 (NOTICES) not less than 7 days before the date on which such suspension comes into force and will state both the date on which the suspension comes into force and the date the suspension will end.

d. Release Event:

In accordance with Condition 9(a)(i), each Bondholder will be entitled, at its sole discretion, to exercise its Conversion Right upon and after the occurrence of any of the following events (a **"Release Event"**):

(i) any Event of Default;

(ii) the public announcement by the Issuer or the consummation of a Similar Transaction;

(iii) Takeover Bid: the filing by any third party with the *Autorité des Marchés Financiers* of a takeover bid *(offre publique)* for the Shares;

(iv) any Material Disagreement;

(v) if a Change of Influence has occurred unless (x) with the Support of the Supervisory Board and (y) the Investor Representative(s) voted for such Support at the relevant Supervisory Board meeting; or

(vi) if the Issuer would on the next payment of principal or interest in respect of the Convertible Bonds be prevented by French law from making payment to the Bondholders of the full amounts then due and payable.

10. MAINTENANCE OF BONDHOLDERS' RIGHTS

a. Adjustment of the Conversion Ratio:

(i) Issuer's obligations

In accordance with French law, the Issuer undertakes, for as long as any Convertible Bond is outstanding, not to redeem its share capital, or to alter the way it allocates its profits, without having taken all necessary measures in order to preserve the rights of the Bondholders which would exercise their Conversion Right.

(ii) Adjustments to the Conversion Ratio in the event of certain transactions

If any of the following events occurs at any time after the Issue Date:

1) issue of securities carrying listed preferential subscription rights;

2) capitalisation of reserves, profits or share premiums effected by increasing the nominal value of Shares;

3) distribution of stock dividends or other non-cash dividends on its Shares;

4) subdivision or combination of outstanding Shares into a smaller number of Shares;

5) occurrence of certain reorganisation events (e.g., merger, de-merger, spin-off);

6) repurchase of its own Shares at a price higher than the market price;

7) a change in the Issuer's allocation of profits;

8) depreciation *(amortissement)* of capital;

9) payment of Exceptional Dividends (as defined below);

10) distribution of dividend for 2004;

11) conversion between 1 January and the date of payment of the annual dividend; and

12) in the event of a modification of Articles L.228-98 and L.228-99 of the *Code de Commerce,* other occurrences that would give rise to required anti-dilution protection to holders of convertible bonds *(obligations convertibles en actions)* under such provisions; the Conversion Ratio will be adjusted in accordance with the provisions set out below. For the avoidance of doubt, it is expressly provided that a single event may not give rise to more than one adjustment of the Conversion Ratio.
In the event of adjustments carried out in accordance with this Condition 10(a)(ii) (Adjustments to the Conversion Ratio in the event of certain transactions), the new Conversion Ratio will be calculated to two decimal places by rounding to the nearest hundredth (with 0.005 being rounded upwards). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Conversion Ratio.

The conversion of Convertible Bonds into shares may only result in the delivery of a whole number of Shares, the treatment of fractions being dealt with in accordance with Condition 10(c) **(Treatment of fractions)**.

a) In the event of a transaction conferring listed preferential subscription rights, the new Conversion Ratio of Shares will be determined by multiplying the ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right plus the price of the subscription right}}{\text{Share price ex-subscription right}}$$

For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of listing by Euronext Paris, on any other regulated or similar market on which the Shares and subscription rights are both listed) on each Business Day falling in the subscription period during which the Shares ex-subscription right and the subscription right are simultaneously quoted.

b) In the event of an increase in share capital by capitalisation of reserves, profits or share premium or distribution of bonus Shares, or by the subdivision or consolidation of Shares, the new Conversion Ratio will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of Shares existing after transaction}}{\text{Number of Shares existing before transaction}}$$

c) In the event of an increase in the Issuer's share capital by means of a capitalisation of reserves, profits or share premium effected by increasing the nominal value of the Shares, the Conversion Ratio will not be adjusted but the nominal value of the Shares which may be delivered to Bondholders exercising their Conversion Rights in the Issuer Shares will be increased to the same extent.

d) In the event of a distribution of reserves or share premium in the form of cash or securities, the new Conversion Ratio of Shares will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution + the amount distributed or the value of the securities distributed in relation to each share}}{\text{Share price before distribution}}$$

For the purposes of calculating this formula:

- the share price before the distribution will be calculated on the basis of the weighted average of the prices quoted on Euronext Paris on the 3 consecutive Business Days preceding the date of distribution;

- the value of securities distributed will be calculated as described in (i) above if the securities are listed. If the securities are not listed before the date of distribution, such value will be determined on the basis of (i) the average of the prices quoted during the three consecutive Business Days following the date of distribution if the securities are quoted during the twenty Business Days following the date of distribution of the securities, and (ii) in any other case, as determined by an independent expert of international reputation chosen by the Issuer.

e) In the event that the Issuer is taken over *(absorption)* by another company or is merged *(fusion)* with one or more companies forming a new company or is demerged *(scission)*, the Convertible Bonds will be convertible into the Shares of the acquiring or new company or beneficiary companies of a demerger.

The new Conversion Ratio of Shares will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the ratio of exchange of Shares of the Issuer against the Shares in the acquiring or new company or beneficiary companies of a demerger.

These companies will be substituted for the Issuer for the purpose of the above provisions, in order to, as is necessary, preserve the rights of Bondholders in the case of financial transactions or transactions on securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

f) In the event of a buy-back by the Issuer of its own Shares at a price higher than the market price, the new Conversion Ratio of Shares shall be equal to the product of the Conversion Ratio in effect before the buy-back and the following ratio:

$$\frac{\text{Share value} + \text{Pc\%} \times (\text{Buy-back price} - \text{Share value})}{\text{Share value}}$$

Where:

"Share value" means the average weighted value over 3 consecutive Business Days immediately preceding the buy-back (or the option to buy-back);

"Pc%" means the percentage of capital bought back;

"Buy-back price" means the actual price at which the Shares are bought back (by definition, this will be higher than the market price).

g) In the event of a change in the Issuer's allocation of profits, the new Conversion Ratio shall be equal to the product of the Conversion Ratio in force before the start of the relevant transaction and the following ratio:

$$\frac{\text{Share value before the change} + \text{Reduction per Share in the right to profits}}{\text{Share value before the change}}$$

To calculate this ratio, the Share value before the change in the Issuer's allocation of profits will be determined using the weighted average of prices quoted on Euronext Paris during the three Business Days preceding the day of the occurrence of such change.

h) In the event of a depreciation (*amortissement*) of capital, the new Conversion Ratio shall be equal to the product of the Conversion Ratio in force before the start of the relevant transaction and the following ratio:

$$\frac{\text{Share value before the depreciation} + \text{Amount of the depreciation per Share}}{\text{Share value before the depreciation}}$$

To calculate this ratio, the Share value before the depreciation will be determined using the weighted average of prices quoted on Euronext Paris during the three Business Days preceding the day of the occurrence of such depreciation.

i) If the Issuer pays out an Exceptional Dividend (as defined below), the new Conversion Ratio will be adjusted as explained below.

For the purposes of this clause (i), the term **"Exceptional Dividend"** means any dividend paid in cash or in kind to shareholders, insofar as this dividend (without including the dividend tax credit) (the **"Reference Dividend"**) and all other dividends in cash or in kind paid to shareholders during a single financial year of the Issuer (without including the dividend tax credits, if any, related to such dividends) (the **"Prior Dividends"**), show a **"Ratio of Dividends Distributed"** (as defined below) greater than 3.5%.

As used in the previous sentence, the term **"Ratio of Dividends Distributed"** means the sum of the ratios obtained by dividing the Reference Dividend and each of the Prior Dividends by the market capitalisation of the Issuer on the day before the corresponding distribution date; the market capitalisation used to calculate each of these ratios is equal to the product (x) of the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the distribution date of the Reference Dividend or of each of the Prior Dividends multiplied by (y) the respective number of shares of the Issuer existing on each of those dates. Any dividend or any fractional dividend resulting in an adjustment of the Conversion Ratio pursuant to any other clause of this Condition 10(a)(ii) (Adjustments to the Conversion Ratio in the event of certain transactions) will not be taken into account for the application of this clause (i). The formula used to calculate the new share Conversion Ratio in the case of payment of an Exceptional Dividend is as follows:

$$NCR = CR \times (1 + RDD - 3.5\%)$$

in which:

- NCR means the new Conversion Ratio;
- CR means the last share Conversion Ratio in effect before the distribution of the Reference Dividend;
- RDD means the Ratio of Dividends Distributed as defined above;

it is specified that any dividend (reduced, as applicable, by any fractional dividend resulting in the calculation of a new Conversion Ratio pursuant to any other clause of this Condition 10(a)(ii) (Adjustments to the Conversion Ratio in the event of certain transactions)) paid out between the payment date of a Reference Dividend and the end of the same financial year of the Company will result in an adjustment using the following formula:

$$NCR = CR \times (1 + RDD)$$

in which:

- NCR means the new Conversion Ratio;
- CR means the last share Conversion Ratio in effect before the distribution of the Reference Dividend;
- RDD means the ratio obtained by dividing (i) the amount of the additional dividend (net of any fraction of a dividend resulting in adjustment of the Conversion Ratio pursuant to any other clause of this Condition 10(a)(ii) (Adjustments to the Conversion Ratio in the event of certain transactions)) without taking into account the related dividend tax credits, if any, by (ii) the market capitalisation of the Issuer, which is equal to the product (x) of the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the distribution date of the additional dividend, multiplied by (y) the number of Shares of the Issuer outstanding on that date.

j) In the event that the dividend with respect to the financial year 2004 is in excess of € 1.10, the new Conversion Ratio will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{43}{43 - (ED2004 - 1.10)}$$

Where:

"ED2004" means any dividend paid in cash or in kind to shareholders with respect to the 2004 financial year.

The payment by the Issuer of a dividend of up to € 1.10 per Share with respect to the 2004 financial year shall not give rise to any adjustment of the Conversion Ratio.

k) If the Conversion Date occurs between January 1st and the date of payment of the annual dividend by the Issuer, the new Conversion Ratio applicable to the Convertible Bonds being converted will be determined by multiplying the prevailing Conversion Ratio by the following formula (but only to the extent this formula results in a number lower than one):

$$\frac{SP + (C-D)}{SP}$$

Where:

"SP" means the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the Conversion Date.

"C" means the net present value (calculated based on a discount rate equal to the Rate of Interest) of an amount of Interest per Convertible Bond converted thereby calculated between the Conversion Date and the date of payment of the next annual dividend as published by the Issuer, failing which, June 1st of the current financial year.

"D" means the net present value (calculated based on a discount rate equal to the Rate of Interest between the Conversion Date and the date of payment of the next annual dividend as published by the Issuer, failing which, June 1st of the current financial year) of an amount of dividend per share paid by the Issuer during the financial year ended prior to Conversion Date multiplied by the Conversion Ratio prevailing immediately prior to this adjustment.

b. *Information relating to adjustments:*

In the event of an adjustment, the new Conversion Ratio will be notified to the Bondholders by written notice in accordance with article 242-13 of Decree no. 67-236 dated 23 March 1967 and Condition 13 (NOTICES).

c. Treatment of fractions:

Each Bondholder exercising its Conversion Right under the Convertible Bonds may receive a number of Shares calculated by multiplying the number of Convertible Bonds, having the same Exercise Date, by the relevant Conversion Ratio in effect at such time.

If the number of Shares so calculated is not a whole number, the Bondholders may request the delivery of:

- either the nearest whole number of Shares immediately less than its entitlement; in which case the Bondholders will receive a cash payment equal to the value of such fraction of a share, calculated on the basis of the share price on Euronext Paris on the Business Day preceding the Exercise Date;
- or the nearest whole number of Shares immediately greater than such entitlement, provided that in such case such Bondholders pays to the Issuer an amount equal to the value of the additional fraction of a share requested, calculated on the basis set out in the preceding paragraph.

d. Notice to Bondholders of Preferential Subscription Rights:

In the event that the Issuer intends to carry out a transaction carrying preferential subscription rights for its existing shareholders, the Bondholders will be notified by the Issuer prior to the commencement of such transaction by a written notice given to the Bondholders in accordance with article 242-13 of Decree no. 67-236 dated 23 March 1967 and Condition 13 (NOTICES).

11. SHARES ISSUED UPON CONVERSION OF THE CONVERTIBLE BONDS

a. Rights attaching to the Shares to be issued:

(i) New Shares to be issued on conversion

New Shares issued upon conversion of the Convertible Bonds shall be subject to all provisions of the Issuer's by-laws *(statuts)* and will be fully assimilated to the existing Shares.

(ii) General provisions

Each new or existing Share gives the right to an interest in the net assets, profits and liquidation surplus of the relevant company in proportion to that part of the share capital represented by it, taking account of whether any share capital has been redeemed or not, whether the Shares have been fully paid up or not, the nominal value of Shares and the rights of different classes of Shares.

Each Share gives the right to one vote in general meetings of the Issuer subject to the by-laws of the Issuer.

b. Listing of New Shares

The Issuer will cause the Shares to be issued upon conversion of the Convertible Bonds to be listed on Euronext Paris. The listing of the New Shares have been the subject of a *Note d'Opération* registered with the *Autorités des Marchés Financiers.*

12. REPRESENTATION OF BONDHOLDERS

In accordance with article L.228-103 of the *Code de Commerce,* the Bondholders will be grouped together in a collective group (the ***"Masse"***), which shall have legal personality.

a. Acting representative of the *Masse:* If the Convertible Bonds are held by more than one Bondholder, the acting representative of the *Masse* will be appointed by a general meeting of the Bondholders, pursuant to article L.228-47 of the *Code de Commerce.* The acting representative will have the power, without restriction or reservation, to take, together or separately, on behalf of the *Masse,* all actions of an administrative nature necessary to protect the interests of the Bondholders. The representative will exercise its duties until its death, resignation or termination of its duties by a general meeting of the Bondholders or until it becomes incapable of acting or unable to act. Its appointment shall automatically cease on the date of final or total redemption or conversion, prior to maturity or otherwise, of the Convertible Bonds. This appointment will be automatically extended until the final resolution of any proceedings in which the representative is involved and the enforcement of any judgements rendered or settlements made. The acting representative of the *Masse* shall be entitled to a remuneration of € 300 per year, payable by the Issuer on each anniversary of the Issue Date so long as any Convertible Bond remains outstanding.

b. Substitute representative of the *Masse:* If the Convertible Bonds are held by more than one Bondholder, a substitute representative of the *Masse* will be appointed by a general meeting of the Bondholders. The substitute representative will, if necessary, replace the acting representative if it is unable to act. The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the Issuer or Bondholder, shall have notified such substitute representative of the acting representative's inability to act, whether temporarily or permanently. Where applicable, the same notification will also be given to the Issuer in the same way. In the event of temporary or permanent replacement, the substitute representative shall have the same powers as the acting representative. It will only become entitled to the annual remuneration of € 300 if it exercises the duties of an acting representative on a permanent basis. Such remuneration will accrue from the day on which it assumes such duties.

c. Remuneration and costs: the Issuer will bear the remuneration of the representative of the *Masse* and the costs of calling general meetings of the Bondholders, publishing their decisions and fees linked to the possible designation of the representative of the *Masse* according to article L.228-50 of the *Code de Commerce* and, all the costs of administration and of management of the *Masse* of Bondholders.

d. General: meetings of the Bondholders shall be held at the registered office of the Issuer or such other place as is specified in the notice of the meeting. Each Bondholder shall have the right, during the period of 15 days prior to any meeting of the *Masse,* to examine and take copies of or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the company or at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to such general meeting. In the event of the consolidation of the Convertible Bonds with further issues of bonds giving identical rights to Bondholders and if the terms and conditions of such bonds so permit, the Bondholders of all such issues shall be grouped together in a single *Masse.*

e. Sole Bondholder: if there is only one Bondholder, there will be no *Masse* and no representative of the *Masse* shall be appointed. The sole Bondholder shall have all the powers of the representative of the *Masse* set forth in these Conditions.

13. NOTICES

Notices to the Bondholders shall be valid if addressed in writing by registered mail to their respective addresses set out in the Register.

14. GOVERNING LAW AND JURISDICTION

a. Governing law: The Convertible Bonds and all matters arising from or connected with the Convertible Bonds are governed by, and shall be construed in accordance with French law.

b. Jurisdiction: The Issuer hereby irrevocably and unconditionally submits to the *Tribunal de Commerce de Paris* for all matters in relation with the Convertible Bonds and waives any objection to proceedings in such tribunal whether on the grounds that the proceedings have been brought in an inconvenient forum or otherwise.

Full text

RESOLUTION FOURTEEN

Issuance of redeemable bonds with suppression of preferential subscription rights of shareholders for the benefit of an identified person

Subject to the Resolution thirteen being adopted, the General Meeting, after consideration of the report of the Management Board and the special report of the Auditors:

- decides to issue, at once, 128,205 bonds (the **"Redeemable Bonds"**), each having a par value of € 3,900 (ie. an aggregate principal amount of € 499,999,500), each redeemable into one hundred new shares of the Company (or the **"Issuer"**) (subject to the adjustments set forth below) having a par value of € 3 (individually a **"Share"** and collectively, the **"Shares"**). The Redeemable Bonds will be issued in consideration for cash, on 31 May 2005, at the latest;
- decides, in accordance with the provisions of article L. 225-138 of the *Code de Commerce,* to suppress the preferential subscription rights of shareholders to the Redeemable Bonds for the benefit of ColLife S.àr.l., a Luxemburg company, headquartered at 1, rue du Saint Esprit, L-1475 Luxembourg, or any other Luxemburg Affiliate of ColLife S.àr.l. that would be substituted to it, which will only be entitled to subscribe for the Redeemable Bonds;
- authorizes the increase of capital and the issuance of new shares upon redemption of the Redeemable Bonds, ie. € 38,461,500 corresponding to the issuance of up to 12,820,500 new shares, before any adjustments for purposes of maintaining the holders' rights as set forth below;
- acknowledges that this increase of capital will not be taken into account for purposes of the caps provided for at the seventeenth and twenty-second resolutions;
- acknowledges that, as a result of the decision to issue the Redeemable Bonds, the shareholders will have waived their preferential subscriptions rights with respect to the New Shares to be issued upon redemption of the Redeemable Bonds;
- decides that the terms and conditions (the **"Conditions"**) of the Redeemable Bonds shall be as follows:

"Affiliate" means, in respect of any Person, any other Person that directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person.

"Business Day" means any day on which Euronext Paris is opened for trading.

"Change of Influence" means any Person or group of Persons (together a **"Significant Shareholder"**) acquiring, alone or in Concert, securities giving right immediately or in the future to more than 9.9% of the voting rights of the Issuer, provided that this Significant Shareholder is not Acting in Concert with the Investor or its Affiliates.

"Committee Representative" means the member and chairperson of the Engagement Committee appointed by the Supervisory Board of the Issuer upon a proposal by the Investor.

"Concert" means the definition of "concert" set forth in Article L.233-10 of the French *Code de Commerce.* **"Act in Concert"** or **"Acting in Concert"** shall each have a correlative meaning.

"Control" means the definition of "control" set forth in Article L.233-3(I) of the French *Code de Commerce*.

"**Convertible Bonds"** means the € 499,999,700 Convertible Bonds *(obligations convertibles en actions)* issued by the Issuer on the Issue Date.

"Instruments" means the Redeemable Bonds and the Convertible Bonds collectively.

"Investor" means the holder of the Instruments at the Issue Date.

"Investor Representative" means any member of the Supervisory Board, whose appointment was proposed by the Investor.

"Issue Date" means the date of issue of the Redeemable Bonds.

"Engagement Committee" means the engagement committee *(Comité des Engagements)* of the Supervisory Board created as of the Issue Date.

"Management Board" means the Management Board *(Directoire)* of the Issuer.

"Maturity Date" means the third anniversary of the Issue Date.

"Payment Business Day" means a day which is a TARGET Day (as defined below) and a day (other than a Saturday or Sunday) upon which banks are generally open for business in Paris and Luxembourg; and

"Person" means any individual, company, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

"Similar Transaction" means any issue by the Issuer, directly or indirectly, of bonds (excluding the issue of bonds where no corporate governance rights are granted in connection with such issue), equity or equity-linked securities reserved to an identified Person or group of Persons (excluding, for the avoidance of doubt, issues of securities reserved to employees or officers of the Issuer or its Affiliates) in consideration for cash.

"Supervisory Board" means the Supervisory Board *(Conseil de Surveillance)* of the Issuer.

"Support" shall mean the decision of the Supervisory Board (i) to appoint a new representative of the Significant Shareholder to the Supervisory Board through a cooptation or (ii) together with the Management Board to propose or recommend to the next shareholders' meeting a resolution to appoint a representative of the Significant Shareholder to the Supervisory Board.

"TARGET Day" means a day on which payment in Euro can be made in the Trans European Automated Real Time Gross Settlement Express Transfer System.

1. FORM, DENOMINATION AND TITLE

Each Redeemable Bond is issued and shall be held at all times in registered form *(au nominatif)*. Title to the Redeemable Bonds shall pass by registration in a register (the **"Register"**) which shall be kept by the Issuer or the Issuer shall procure to be kept on its behalf by Société Générale (the **"Exchange Agent"**).

The Redeemable Bonds are not admitted to trading or listing on a regulated market *(marché réglementé)*.

The Redeemable Bonds are securities giving rights to shares *(valeurs mobilières donnant accès au capital)* governed by Articles L.228-91 *et seq.* of the *Code de Commerce.*

In these Conditions, **"Holder"** means, in relation to a Redeemable Bond, the person in whose name it is registered in the Register and **"Bondholder"** shall be construed accordingly.

2. STATUS

The Redeemable Bonds (including interest thereon) constitute direct, general, unconditional and unsecured obligations of the Issuer and shall rank at all times *pari passu* among themselves, at least *pari passu* with all other present and future unsecured and unsubordinated obligations of the Issuer and senior to all present and future subordinated obligations of the Issuer, and *prêts participatifs* granted to, *titres participatifs* and deeply subordinated securities issued by, the Issuer.

3. NEGATIVE PLEDGE

So long as any of the Redeemable Bonds remain outstanding, the Issuer will not create or permit to subsist any mortgage, charge, lien, pledge or other security interest *(sûreté réelle)* or anything analogous to the foregoing under the laws of any jurisdiction upon the whole or any part of its present or future assets or revenues for the benefit of any holders of any other bonds *(obligations)* (including bonds giving right to shares or other securities by conversion, redemption, exchange or otherwise) to secure (i) payment of any sum due in respect of any such other bonds or (ii) any payment under any guarantee of or indemnity or other like obligation relating to any such other bonds, unless the Issuer's obligations under the Redeemable Bonds are equally and rateably secured. This undertaking is given only in relation to security granted in favour of holders of other bonds *(obligations)* (including bonds giving right to shares or other securities by conversion, redemption, exchange or otherwise) and does not affect in any way the right of the Issuer to otherwise dispose of its assets or to grant any security in respect of such assets in any other circumstances.

4. INTEREST

a. Accrual of interest: Each Redeemable Bond will bear interest at a rate of 4.5% of its nominal value per annum (the **"Rate of Interest"**) from and including the Issue Date payable quarterly in arrears at the end of each three-month period from the Issue Date (each such date an **"Interest Payment Date"**), subject as provided in Condition 5 (PAYMENTS).

b. Cessation of interest accrual: Each Redeemable Bond will cease to bear interest from the due date for redemption or such earlier date as the Redeemable Bonds may be redeemed for Shares in accordance with these Conditions, in which case the interest accrued shall be paid on the Redemption Date.

c. Interest amounts: The amount of interest payable on each Interest Payment Date shall be € 43.1535 in respect of each Redeemable Bond. If interest is required to be paid in respect of a Redeemable Bond on any other date falling before the Maturity Date, it shall be calculated by applying the Rate of Interest to the principal amount of such Redeemable Bond, multiplying the product by the number of days elapsed since the preceding Interest Payment Date (or, as the case may be, the Issue Date) and a 365-day year (or a 366-day year in the case of a leap year) and rounding the resulting figure to the nearest cent (half a cent being rounded upwards).

d. Interest on late payment or issue and/or transfer: If the Issuer fails to pay any amount payable by it on its due date or, in the case of redemption of the Redeemable Bonds, fails to issue and/or transfer the Shares in accordance with these Conditions, interest shall continue to accrue to the fullest extent permitted by law on (i) the overdue amount in case of failure to pay any amount or (ii) the nominal amount of the Redeemable Bonds in case of failure to issue and/or transfer the Shares, up to the date of actual payment or transfer, as the case may be, (both before and after judgment) at a rate which is 2 per cent higher than the Rate of Interest. Any interest accruing under this Condition 4(d) **(Interest on late payment or issue and/or tranfer)** shall be immediately payable on demand.

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount only if, within the meaning of Article 1154 of the *Code Civil,* such interest is due for a period of at least one year, but will remain immediately due and payable.

5. PAYMENTS

a. Principal and interest: Payments of principal and interest on the Redeemable Bonds shall be made by transfer to a Euro account of a bank in the Euro-zone designated by the Bondholder (whose name appears in the Register as at 10:00 am Paris time on the third day before the due date for such payment).

b. Payments on Business Days: If the due date for payment of any amount in respect of any Redeemable Bond is not a Payment Business Day, the Holder shall not be entitled to payment of the amount due until the next succeeding Payment Business Day and shall not be entitled to any further interest or other payment in respect of any such delay.

6. MATERIAL DISAGREEMENTS

The events set forth below shall constitute material disagreements for purposes of these Conditions (each a **"Material Disagreement"**):

a. Removal of Supervisory Board Member: if any Investor Representative is (i) removed and not replaced within 45 days of his removal by another person proposed by the Investor or (ii) not reappointed at the end of his term or replaced by another person proposed by the Investor;

b. Engagement Committee: if (i) the Engagement Committee no longer includes a Committee Representative, as member and chairperson, or if (ii) any of the governing rules or powers of the Engagement Committee on the Issue Date is modified without the prior written approval of the representative of the *Masse;*

c. Decision of Supervisory Board against vote of Investor Representative(s): if on any of the matters that fall within the scope of powers of the Engagement Committee (i) (x) the Engagement Committee is not consulted by the Supervisory Board on a proposed action or (y) the Committee Representative votes against a proposed action at an Engagement Committee meeting and (ii) the Supervisory Board formally approves such proposed action, any Investor Representative having voted against it at the relevant Supervisory Board meeting;

It is expressly provided that this Condition 6 shall terminate *(caducité),* and the Bondholders, the Investor and their Affiliates shall have no right in respect thereof to the extent that all the Bondholders have waived the benefit of these provisions on or prior to the Issue Date.

7. REDEMPTION OF REDEEMABLE BONDS FOR NEW SHARES

a. Mandatory redemption for new Shares:

On the Maturity Date (the **"Redemption Period"**), each Redeemable Bond will be redeemed for new Shares (the **"Redemption Right"**) at a redemption ratio of 100 Shares per Redeemable Bond (the **"Redemption Ratio"**), subject to adjustments set out in Condition 8(a)(ii) (Adjustments to the Redemption Ratio in the event of certain transactions), provided however that (i) each Bondholder shall be entitled to exercise its Redemption Rights on part or all of the Redeemable Bonds that it holds at any time as from 1 January 2007, (ii) each Bondholder shall be entitled to exercise its Redemption Rights on part or all of the Redeemable Bonds that it holds prior to 1 January 2007 upon the occurrence of a Release Event as set out in Condition 7(d) **(Release Event)**, and (iii) each Bondholder shall be entitled to exercise its Redemption Rights prior to 1 January 2007 on a number of Redeemable Bonds representing 10% of the Redeemable Bonds that it holds at the Issue Date.

b. Delivery of the Shares upon Redemption of the Redeemable Bonds :

(i) Redemption on the Maturity Date: Except as otherwise provided herein, the Issuer shall effect the transfer, with respect to all Redeemable Bonds to be redeemed, to the relevant Bondholder of the corresponding number of Shares as soon as practicable and, in any event no later than the fifth Business Day following the Maturity Date.

(ii) Redemption before the Maturity Date: To exercise their Redemption Rights before the Maturity Date, the Bondholders must make their request to the Issuer and/or the Exchange Agent (the date of such request is referred to as the **"Exercise Date"**). The Bondholders will be delivered their Shares on the fifth Business Day following the date of the Exercise Date (the **"Redemption Date"**).

c. Suspension of the Redemption Right:

(i) In the event of an increase in share capital, an issue of securities conferring rights to receive Shares, a merger *(fusion)* or de-merger *(scission)* or any other transactions conferring preferential subscription rights or having a priority subscription period for the benefit of existing shareholders of the Issuer, the Issuer shall be entitled to suspend the Redemption Right for a period not exceeding three months. This right does not prejudice the Redemption Rights of the Bondholders or the Redemption Period set out in Condition 7(a) **(Mandatory redemption for new Shares)**.

(ii) The Issuer's decision to suspend the exercise of any Redemption Right will be notified to the Bondholders in accordance with Condition 12 (NOTICES) not less than seven days before the date on which such suspension comes into force and will state both the date on which the suspension comes into force and the date the suspension will end.

d. Release Event:

In accordance with Condition 7(a), each Bondholder will be entitled, at its sole discretion, to exercise its Redemption Right upon and after the occurrence of any of the following events (a **"Release Event"**):

(i) Non-payment: the Issuer fails to pay any amount payable in respect of the Redeemable Bonds within two Business Days of the due date for payment thereof;

(ii) Breach of other obligations: the Issuer fails to perform or observe any of Condition 2 (STATUS), Condition 3 (NEGATIVE PLEDGE) or Condition 7 (REDEMPTION OF THE REDEEMABLE BONDS FOR NEW SHARES) or any of its other obligations in respect of the Redeemable Bonds and the Issuer fails to remedy such default within 15 days of its occurrence;

(iii) Insolvency or winding up, etc.: the Issuer proposes a general moratorium in relation to its debt, applies for the appointment of a conciliator or receiver (conciliateur or mandataire ad hoc) or enters into an amicable settlement *(accord amiable)* with its main creditors pursuant to Articles L.611-3 to L.611-6 and following of the *Code de Commerce* (as amended as the case may be), is subject to liquidation proceedings *(liquidation judiciaire)* or the transfer of its entire business *(cession totale de son entreprise)* or any other equivalent measure or procedure, concludes any agreement or other arrangement in favour of its creditors or its main creditors in view of the re-organization or rescheduling of its Indebtedness, or the appointment of any receiver, trustee or judicial custodian *(administrateur judiciaire, administrateur provisoire* or *mandataire ad hoc)*, or is liquidated or dissolved, with the exception of a liquidation or dissolution previously authorised by the *Masse* and resulting from its restructuring, reorganization, absorption or merger;

(iv) Cross Acceleration of Issuer: (i) the Issuer is in default (however such default is described) in the due performance or observance of any obligation in respect of any Indebtedness representing € 100,000,000 or more (other than the Redeemable Bonds or the Convertible Bonds) and the maturity of such Indebtedness is accelerated (however such acceleration occurs); or (ii) the Issuer is in default (however such default is described) in respect of any amount which it has not paid or repaid on its due date (or within any applicable grace period) in its capacity as a guarantor, or indemnitor, or surety *(caution)* in relation to any Indebtedness representing € 100,000,000 or more, unless the Issuer disputes in good faith in court proceedings or by any other procedure that the amount in default is due and that the claim invoking the existence of such failure of the Issuer with respect to the amount in default is withdrawn, dismissed or suspended within 90 calendar days from the due date invoked; or (iii) the Issuer is in default (however this default is described) under the Convertible Bonds;

(v) Security Enforced: in the event that part of the Issuer's assets and/or income representing, in the aggregate, € 75,000,000 or more, were to be the subject, at any moment, of an attachment, judicial measure or a procedure to enforce a security on any asset or income, and in the event that such attachment, judicial measure or enforcement procedure remains in force or if the measures implemented to enforce such security on any such asset or income are not refused or suspended within a period of 30 days;

(vi) Shares no longer listed: if the Shares are no longer admitted to listing and trading on the Eurolist Market of Euronext Paris;

(vii) Similar Transaction: the public announcement by the Issuer or the consummation of a Similar Transaction;

(viii) Takeover Bid: the filing by any third party with the *Autorité des Marchés Financiers* of a takeover bid *(offre publique)* for the Shares;

(ix) Material Disagreement: the occurrence of any Material Disagreement;

(x) Change of Influence: if a Change of Influence has occurred unless (x) with the Support of the Supervisory Board and (y) the Investor Representative(s) voted for such Support at the relevant Supervisory Board meeting; or

(xi) Legal prevention of payment: if the Issuer would on the next payment of principal or interest in respect of the Redeemable Bonds be prevented by French law from making payment to the Bondholders of the full amounts then due and payable.

8. MAINTENANCE OF BONDHOLDERS' RIGHTS

a. Adjustment of the Redemption Ratio:

(i) Issuer's obligations

In accordance with French law, the Issuer undertakes, for as long as any Redeemable Bond is outstanding, not to redeem its share capital, or to alter the way it allocates its profits, without having taken all necessary measures in order to preserve the rights of the Bondholders which would exercise their Redemption Right.

(ii) Adjustments to the Redemption Ratio in the event of certain transactions

If any of the following events occurs at any time after the Issue Date:

1) issue of securities carrying listed preferential subscription rights;

2) capitalisation of reserves, profits or share premiums effected by increasing the nominal value of Shares;

3) distribution of stock dividends or other non-cash dividends on its Shares;

4) subdivision or combination of outstanding Shares into a smaller number of Shares;

5) occurrence of certain reorganisation events (e.g., merger, de-merger, spin-off);

6) repurchase of its own Shares at a price higher than the market price;

7) a change in the Issuer's allocation of profits;

8) depreciation *(amortissement)* of capital;

9) payment of Exceptional Dividends (as defined below);

10) distribution of dividend for 2004;

11) redemption between 1 January and the date of payment of the annual dividend; and

12) in the event of a modification of Articles L.228-98 and L228-99 of the *Code de Commerce,* other occurrences that would give rise to required anti-dilution protection to holders of redeemable bonds *(obligations remboursables en actions)* under such provisions; the Redemption Ratio will be adjusted in accordance with the provisions set out below. For the avoidance of doubt, it is expressly provided that a single event may not give rise to more than one adjustment of the Redemption Ratio.

In the event of adjustments carried out in accordance with this Condition 8(a)(ii) (Adjustments to the Redemption Ratio in the event of certain transactions), the new Redemption Ratio will be calculated to two decimal places by rounding to the nearest hundredth (with 0.005 being rounded upwards). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Redemption Ratio.

The redemption of Redeemable Bonds into shares may only result in the delivery of a whole number of Shares, the treatment of fractions being dealt with in accordance with Condition 8(c) **(Treatment of fractions)**.

a) In the event of a transaction conferring listed preferential subscription rights, the new Redemption Ratio of Shares will be determined by multiplying the ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right plus the price of the subscription right}}{\text{Share price ex-subscription right}}$$

For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of listing by Euronext Paris, on any other regulated or similar market on which the Shares and subscription rights are both listed) on each Business Day falling in the subscription period during which the Shares ex-subscription right and the subscription right are simultaneously quoted.

b) In the event of an increase in share capital by capitalisation of reserves, profits or share premium or distribution of bonus Shares, or by the subdivision or consolidation of Shares, the new Redemption Ratio will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of Shares existing after transaction}}{\text{Number of Shares existing before transaction}}$$

c) In the event of an increase in the Issuer's share capital by means of a capitalisation of reserves, profits or share premium effected by increasing the nominal value of the Shares, the Redemption Ratio will not be adjusted but the nominal value of the Shares which may be delivered to Bondholders exercising their Redemption Rights in the Issuer Shares will be increased to the same extent.

d) In the event of a distribution of reserves or share premium in the form of cash or securities, the new Redemption Ratio of Shares will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution} + \text{the amount distributed or the value of the securities distributed in relation to each share}}{\text{Share price before distribution}}$$

For the purposes of calculating this formula:

- the share price before the distribution will be calculated on the basis of the weighted average of the prices quoted on Euronext Paris on the three consecutive Business Days preceding the date of distribution;
- the value of securities distributed will be calculated as described in (i) above if the securities are listed. If the securities are not listed before the date of distribution, such value will be determined on the basis of (i) the average of the prices quoted during the three consecutive Business Days following the date of distribution if the securities are quoted during the twenty Business Days following the date of distribution of the securities, and (ii) in any other case, as determined by an independent expert of international reputation chosen by the Issuer.

e) In the event that the Issuer is taken over *(absorption)* by another company or is merged *(fusion)* with one or more companies forming a new company or is demerged *(scission)*, the Redeemable Bonds will be redeemable for Shares of the acquiring or new company or beneficiary companies of a demerger.

The new Redemption Ratio of Shares will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the ratio of exchange of Shares of the Issuer against the Shares in the acquiring or new company or beneficiary companies of a demerger.

These companies will be substituted for the Issuer for the purpose of the above provisions, in order to, as is necessary, preserve the rights of Bondholders in the case of financial transactions or transactions on securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

f) In the event of a buy-back by the Issuer of its own Shares at a price higher than the market price, the new Redemption Ratio of Shares shall be equal to the product of the Redemption Ratio in effect before the buy-back and the following ratio:

$$\frac{\text{Share value} + \text{Pc\%} \times (\text{Buy-back price} - \text{Share value})}{\text{Share value}}$$

Where:

"Share value" means the average weighted value over three consecutive Business Days immediately preceding the buy-back (or the option to buy-back);

"Pc%" *means the percentage of capital bought back;*

"Buy-back price" means the actual price at which the Shares are bought back (by definition, this will be higher than the market price).

g) In the event of a change in the Issuer's allocation of profits, the new Redemption Ratio shall be equal to the product of the Redemption Ratio in force before the start of the relevant transaction and the following ratio:

$$\frac{\text{Share value before the change} + \text{Reduction per Share in the right to profits}}{\text{Share value before the change}}$$

To calculate this ratio, the Share value before the change in the Issuer's allocation of profits will be determined using the weighted average of prices quoted on Euronext Paris during the three Business Days preceding the day of the occurrence of such change.

h) In the event of a depreciation (*amortissement*) of capital, the new Redemption Ratio shall be equal to the product of the Redemption Ratio in force before the start of the relevant transaction and the following ratio:

$$\frac{\text{Share value before the depreciation} + \text{Amount of the depreciation per Share}}{\text{Share value before the depreciation}}$$

To calculate this ratio, the Share value before the depreciation will be determined using the weighted average of prices quoted on Euronext Paris during the three Business Days preceding the day of the occurrence of such depreciation.

i) If the Issuer pays out an Exceptional Dividend (as defined below), the new Redemption Ratio will be adjusted as explained below.

For the purposes of this clause (i), the term **"Exceptional Dividend"** means any dividend paid in cash or in kind to shareholders, insofar as this dividend (without including the dividend tax credit) (the **"Reference Dividend"**) and all other dividends in cash or in kind paid to shareholders during a single financial year of the Issuer (without including the dividend tax credits, if any, related to such dividends) (the **"Prior Dividends"**), show a **"Ratio of Dividends Distributed"** (as defined below) greater than 3.5%.

As used in the previous sentence, the term **"Ratio of Dividends Distributed"** means the sum of the ratios obtained by dividing the Reference Dividend and each of the Prior Dividends by the market capitalisation of the Issuer on the day before the corresponding distribution date; the market capitalisation used to calculate each of *these ratios is equal to the product (x) of the weighted* average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the distribution date of the Reference Dividend or of each of the Prior Dividends multiplied by (y) the respective number of shares of the Issuer existing on each of those dates. Any dividend or any fractional dividend resulting in an adjustment of the Redemption Ratio pursuant to any other clause of this Condition 8(a)(ii) (Adjustments to the Redemption Ratio in the event of certain transactions) will not be taken into account for the application of this clause. The formula used to calculate the new share Redemption Ratio in the case of payment of an Exceptional Dividend is as follows:

$$NCR = CR \times (1 + RDD - 3.5\%)$$

in which:

- NCR *means the new* Redemption Ratio;
- CR means the last share Redemption Ratio in effect before the distribution of the Reference Dividend; and
- RDD means the Ratio of Dividends Distributed as defined above;

it is specified that any dividend (reduced, as applicable, by any fractional dividend resulting in the calculation of a new Redemption Ratio pursuant to any other clause of this Condition 8(a)(ii) (Adjustments to the Redemption Ratio in the event of certain transactions) paid out between the payment date of a Reference Dividend and the end of the same financial year of the Company will result in an adjustment using the following formula:

$$NCR = CR \times (1 + RDD)$$

in which:

- NCR means the new Redemption Ratio;
- CR means the last share Redemption Ratio in effect before the distribution of the Reference Dividend; and
- RDD means the ratio obtained by dividing (i) the amount of the additional dividend (net of any fraction of a dividend resulting in adjustment of the Redemption Ratio pursuant to any other clause of this Condition 8(a)(ii) (Adjustments to the Redemption Ratio in the event of certain transactions)) without taking into account the related dividend tax credits, if any, by (ii) the market capitalisation of the Issuer, which is equal to the product (x) of the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the distribution date of the additional dividend, multiplied by (y) the number of Shares of the Issuer outstanding on that date.

j) In the event that the dividend with respect to the financial year 2004 is in excess of € 1.10, the new Redemption Ratio will be determined by multiplying the Redemption Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{39}{39 - (ED2004 - 1.10)}$$

Where:

"ED2004" means any dividend paid in cash or in kind to shareholders with respect to the 2004 financial year.

The payment by the Issuer of a dividend of up to € 1.10 per Share with respect to the 2004 financial year shall not give rise to any adjustment of the Redemption Ratio.

k) If the Redemption Date occurs between January 1st and the date of payment of the annual dividend by the Issuer, the new Redemption Ratio applicable to the Redeemable Bonds being redeemed will be determined by multiplying the prevailing Redemption Ratio by the following formula (but only to the extent this formula results in a number lower than one):

$$\frac{SP + (C-D)}{SP}$$

Where:

"SP" means the weighted average of the closing prices of the Issuer's share quoted on Euronext Paris on twenty consecutive Business Days before the Redemption Date.

"C" means the net present value (calculated based on a discount rate equal to the Rate of Interest) of an amount of Interest per Redeemable Bond redeemed thereby calculated between the Redemption Date and the date of payment of the next annual dividend as published by the Issuer, failing which, June 1st of the current financial year.

"D" means the net present value (calculated based on a discount rate equal to the Rate of Interest between the Redemption Date and the date of payment of the next annual dividend as published by the Issuer, failing which, June 1st of the current financial year) of an amount of dividend per share paid by the Issuer during the financial year ended prior to the Redemption Date multiplied by the Redemption Ratio prevailing immediately prior to this adjustment.

b. Information relating to adjustments:

In the event of an adjustment, the new Redemption Ratio will be notified to the Bondholders by written notice in accordance with article 242-13 of Decree N°67-236 dated 23 March 1967 and Condition 12 (NOTICES).

c. Treatment of fractions:

Each Bondholder exercising its Redemption Right under the Redeemable Bonds may receive a number of Shares calculated by multiplying the number of Redeemable Bonds, having the same Exercise Date, by the relevant Redemption Ratio in effect at such time.

If the number of Shares so calculated is not a whole number, the Bondholders may request the delivery of:

- either the nearest whole number of Shares immediately less than its entitlement; in which case the Bondholders will receive a cash payment equal to the value of such fraction of a share, calculated on the basis of the share price on Euronext Paris on the Business Day preceding the Exercise Date;
- or the nearest whole number of Shares immediately greater than such entitlement, provided that in such case such Bondholders pays to the Issuer an amount equal to the value of the additional fraction of a share requested, calculated on the basis set out in the preceding paragraph.

d. Notice to Bondholders of Preferential Subscription Rights:

In the event that the Issuer intends to carry out a transaction carrying preferential subscription rights for its existing shareholders, the Bondholders will be notified by the Issuer prior to the commencement of such transaction by a written notice given to the Bondholders in accordance with article 242-13 of Decree No. 67-236 dated 23 March 1967 and Condition 12 (NOTICES).

9. OPENING OF LIQUIDATION PROCEEDINGS

In the event that the Issuer enters into liquidation proceedings (***"liquidation judiciaire"***), the net proceeds of the liquidation will be shared amongst the Bondholders and Shareholders on a *pro rata* basis. The part of the proceeds reserved for Bondholders will be determined by dividing the net proceeds of liquidation, corresponding to an amount after the realization of the assets and payment of the liabilities of the Issuer, by the total amount of (i) Shares issued by the Issuer in circulation and (ii) the new Shares which would have been issued if the Redeemable Bonds outstanding had been redeemed in new Shares by applying the Redemption Ratio in effect. The total amount that each Bondholder shall receive is the product of (i) the part of the proceeds reserved for Bondholders, calculated on the basis set out above and (ii) the number of new Shares that the Bondholders would have received in the event of Redemption of the Redeemable Bonds in Shares. This amount will be payable on the same date and at the same time as shareholders receive net proceeds from the liquidation, after other creditors, other than lenders of equity loans or holders of non-voting shares, pursuant to article L.228-97 of the *Code de Commerce.* In the event that the liabilities of the Issuer exceed the sum of the realization of the assets, the Redeemable Bonds will not be redeemed.

10. SHARES ISSUED UPON REDEMPTION OF THE REDEEMABLE BONDS

a. Rights attaching to the Shares to be issued:

(i) New Shares to be issued on redemption

New Shares issued upon redemption of the Redeemable Bonds shall be subject to all provisions of the Issuer's by-laws (statuts) and will be fully assimilated to the existing Shares.

(ii) General provisions

Each new or existing Share gives the right to an interest in the net assets, profits and liquidation surplus of the relevant company in proportion to that part of the share capital represented by it, taking account of whether any share capital has been redeemed or not, whether the Shares have been fully paid up or not, the nominal value of Shares and the rights of different classes of Shares.

Each Share gives the right to one vote in general meetings of the Issuer subject to the by-laws of the Issuer.

b. Listing of new Shares

The Issuer will cause the Shares to be issued upon redemption of the Redeemable Bonds to be listed on Euronext Paris. The listing of the new Shares have been the subject of a *Note d'Opération* registered with the *Autorités des Marchés Financiers.*

11. REPRESENTATION OF BONDHOLDERS

In accordance with article L.228-103 of the *Code de Commerce,* the Bondholders will be grouped together in a collective group (the ***"Masse"***), which shall have legal personality.

a. Acting representative of the *Masse:* If the Redeemable Bonds are held by more than one Bondholder, the acting representative of the Masse will be appointed by a general meeting of the Bondholders, pursuant to article L.228-47 of the *Code de Commerce.* The acting representative will have the power, without restriction or reservation, to take, together or separately, on behalf of the *Masse,* all actions of an administrative nature necessary to protect the interests of the Bondholders. The representative will exercise its duties until its death, resignation or termination of its duties by a general meeting of the Bondholders or until it becomes incapable of acting or unable to act. Its appointment shall automatically cease on the date of final or total redemption or redemption, prior to maturity or otherwise, of the Redeemable Bonds. This appointment will be automatically extended until the final resolution of any proceedings in which the representative is involved and the enforcement of any judgements rendered or settlements made. The acting representative of the *Masse* shall be entitled to a remuneration of € 300 per year, payable by the Issuer on each anniversary of the Issue Date so long as any Redeemable Bond remains outstanding.

b. Substitute representative of the *Masse:* If the Redeemable Bonds are held by more than one Bondholder, a substitute representative of the *Masse* will be appointed by a general meeting of the Bondholders. The substitute representative will, if necessary, replace the acting representative if it is unable to act. The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the Issuer or Bondholder, shall have notified such substitute representative of the acting representative's inability to act, whether temporarily or permanently. Where applicable, the same notification will also be given to the Issuer in the same way. In the event of temporary or permanent replacement, the substitute representative shall have the same powers as the acting representative. It will only become entitled to the annual remuneration of € 300 if it exercises the duties of an acting representative on a permanent basis. Such remuneration will accrue from the day on which it assumes such duties.

c. Remuneration and costs: the Issuer will bear the remuneration of the representative of the *Masse* and the costs of calling general meetings of the Bondholders, publishing their decisions and fees linked to the possible designation of the representative of the *Masse* according to article L.228-50 of the *Code de Commerce* and, all the costs of administration and of management of the Masse of Bondholders.

d. General: meetings of the Bondholders shall be held at the registered office of the Issuer or such other place as is specified in the notice of the meeting. Each Bondholder shall have the right, during the period of 15 days prior to any meeting of the *Masse,* to examine and take copies of or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the company or at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to such general meeting. In the event of the consolidation of the Redeemable Bonds with further issues of bonds giving identical rights to Bondholders and if the terms and conditions of such bonds so permit, the Bondholders of all such issues shall be grouped together in a single *Masse.*

e. Sole Bondholder: if there is only one Bondholder, there will be no *Masse* and no representative of the *Masse* shall be appointed. The sole Bondholder shall have all the powers of the representative of the Masse set forth in these Conditions.

12. NOTICES

Notices to the Bondholders shall be valid if addressed in writing by registered mail to their respective addresses set out in the Register.

13. GOVERNING LAW AND JURISDICTION

a. Governing law: The Redeemable Bonds and all matters arising from or connected with the Redeemable Bonds are governed by, and shall be construed in accordance with French law.

b. Jurisdiction: The Issuer hereby irrevocably and unconditionally submits to the *Tribunal de Commerce de Paris* for all matters in relation with the Redeemable Bonds and waives any objection to proceedings in such tribunal whether on the grounds that the proceedings have been brought in an inconvenient forum or otherwise.

Authorization to reduce the Company's capital by cancelling shares

Purpose

The purpose of the **fifteenth resolution** is to renew the authorization given to the Management Board **to cancel all or some of the shares bought back pursuant to the twelfth resolution** and to reduce the capital accordingly. The number of shares canceled in any given 24-months period may not exceed 10% of the total shares outstanding.

The authorization is being sought for a period of 18 months and is the subject of a special report issued by the Auditors in accordance with the law.

Full text

FIFTEENTH RESOLUTION

Authorization given to the Management Board to reduce the capital by canceling shares

The Annual Meeting, having considered the report of the Management Board and the Auditors' special report, authorizes the Management Board, pursuant to Article L.225-209 of the Commercial Code, to:

- Cancel the shares bought back under the authorization given in the twelfth resolution and/or any other present or future authorization granted by shareholders in Annual Meeting, provided that the number of shares canceled in any twenty-four month period does not exceed 10% of the capital.
- Reduce the Company's capital accordingly and charge the difference between the purchase price of the canceled shares and their par value against additional paid-in capital or reserves available for distribution.

The Annual Meeting gives the Management Board full powers to effect the capital reduction or reductions, determine the amount and terms thereof, place on record the capital reduction or reductions resulting from the cancellation of shares under this resolution, amend the bylaws to reflect the new capital and generally carry out any necessary reporting and other formalities.

This authorization is given for a maximum period of eighteen months. It supersedes the earlier authorization given to the Management Board in the eighth resolution of the Annual and Extraordinary Meeting of May 4, 2004. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Renewal of financial authorizations

Purpose

In prior years, shareholders voted resolutions giving the Management Board the necessary flexibility to act swiftly to raise the financial resources needed to implement the Group's growth strategy.

With the prior approval of the Supervisory Board, the Management Board may issue shares and share equivalents in France, abroad and/or on international markets with or without pre-emptive subscription rights for existing shareholders, based on the opportunities offered by the financial markets, in the best interests of the Company and its shareholders. In 2004, the Management Board used one of these authorizations to issue bonds redemeemable in shares or in cash (ORANES) to finance the acquisition of a 28.9% stake in Club Méditerranée.

Government order of June 24, 2004 and decree of February 10, 2005 have introduced major changes in the regulations governing corporate securities. To take into account these changes, shareholders are asked to renew, for a period of twenty-six months, the authorizations given at the Extraordinary Meeting of May 4, 2004 on adapted terms.

The maximum amount of debt and equity capital that may be raised is unchanged compared **with the ceilings set in the authorizations given at the Annual and Extraordinary Meeting of May 4, 2004** and all issues will be subject to the prior approval of the Supervisory Board.

The **sixteenth resolution** authorizes the Management Board to issue shares and share equivalents with pre-emptive subscription rights for existing shareholders.

The aggregate par value of shares issued under this resolution is capped at € 200 million, not including the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.

The aggregate nominal value of debt securities issued under the authorization is capped at € 2 billion or the equivalent in foreign currency.

The **seventeenth resolution** authorizes the Management Board to issue shares and share equivalents without pre-emptive subscription rights for existing shareholders.

The Management Board wants to be able to react quickly to any financial opportunity arising in rapidly changing and diverse financial markets in France and abroad, by swiftly mounting issues that can be placed with investors interested in certain types of financial instruments. To be able to do so, the Management Board needs to be in a position to offer the securities to investors without waiting for shareholders to exercise their pre-emptive rights.

If the authorization is used, shareholders may be offered the opportunity to subscribe for the securities on a priority basis, during a period and on terms to be decided by the Management Board based on market practices. The Management Board and the Statutory Auditors will issue reports in connection with any such issues, which will be made available to shareholders in accordance with the legal requirements.

The aggregate par value of shares issued under this authorization will be capped at € 100 million, corresponding to the issuance of new shares representing around 16.12% of the Company's capital at December 31, 2004.

The aggregate nominal value of debt securities issued under this authorization may not exceed € 1 billion or the equivalent in foreign currency.

Full text

SIXTEENTH RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents with pre-emptive subscription rights

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report resolves, in accordance with Articles L.225-129, L.225-129-2, L.228-92, L.228-93 and other relevant provisions of the Commercial Code:

1. To give the Management Board the necessary powers to issue shares and share equivalents represented by securities carrying immediate and/or future rights to shares of the Company or of any company that is more than 50%-owned, directly or indirectly, or carrying rights to debt securities, to be paid up in cash or by capitalizing liquid and callable debt. The Management Board shall have full discretionary powers to determine the amount and timing of said issues, which may be carried out in France or on the international market, provided that existing shareholders are given a pre-emptive subscription right. The securities may be denominated in euros, foreign currencies or any monetary unit determined by reference to a basket of currencies. One or several issues may be carried out under this authorization, in application of Article L.228-93 of the Commercial Code.

2. That the maximum aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed **€ 200 million.** This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.

3. That the maximum aggregate par value of debt securities carrying rights to shares that are issued under this authorization may not exceed **€ 2 billion** or the equivalent in foreign currencies or in any monetary unit determined by reference to a basket of currencies.

4. That shareholders will have a pre-emptive right to subscribe for the shares and/or share equivalents issued under this authorization, as provided for by law, *pro rata* to their existing holdings. In addition, the Management Board may grant shareholders a pre-emptive right to subscribe for any shares and/or share equivalents not taken up by other shareholders. If the issue is oversubscribed, such additional pre-emptive rights shall also be exercisable pro rata to the existing interest in the Company's capital of the shareholders concerned.

If the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Management Board may take one or other of the following courses of action, in the order of its choice:

- Limit the amount of the capital increase to the subscriptions received provided that at least three-quarters of the issue is taken up.
- Freely allocate all or some of the unsubscribed shares or share equivalents among the investors of its choice.
- Offer all or some of the unsubscribed shares or share equivalents for subscription by the public.

5. That warrants to subscribe for the Company's shares may be offered for subscription on the above basis or allocated among holders of existing shares without consideration.

6. That this authorization will automatically entail the waiver of shareholders' pre-emptive right to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents.

7. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue, the amount of each issue, the date from which the securities will carry coupon rights – which may be set retroactively – and the buyback terms, if applicable. The Management Board may also suspend the rights attached to the securities for a period not exceeding three months. The Management Board will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected, in accordance with the applicable laws and regulations. Any and all costs incurred in connection with any issues carried out under this authorization may be charged against the related premiums, as well as any other costs, at the Management Board's discretion. The Management Board may enter into any and all underwriting agreements related to the issues. The Management Board shall have full powers to place on record the capital increases resulting from the use of this authorization, and to amend the bylaws to reflect the new capital.

In the case of issue of debt securities, the Management Board shall have full powers to decide whether to issue subordinated or unsubordinated debt, to set the interest rate, the life of the securities, the redemption price – which may be fixed or variable and may or may not include a call premium – the terms of early redemption depending on market conditions and the basis on which the debt securities are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company.

8. That this authorization prospectively cancels and replaces the unused portion of the authorization given in the ninth resolution of the Extraordinary Meeting of May 4, 2004 to issue shares and share equivalents with pre-emptive subscription rights.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

SEVENTEENTH RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents without pre-emptive subscription rights

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report resolves, in accordance with Articles L.225-129 to L.225-129-6, L.225-135, L.225-136, L.225-148, L.228-92 and L.228-93 and the other relevant provisions of the Commercial Code:

1. To give the Management Board the necessary powers to issue, through a public placement, shares and share equivalents represented by securities carrying immediate and/or future rights to shares of the Company or of any company that is more than 50%-owned, directly or indirectly, or carrying rights to debt securities, to be paid up in cash or by capitalizing liquid and callable debt. The Management Board shall have full discretionary powers to determine the amount and timing of said issues, which may be carried out in France or on the international market. The securities may be denominated in euros, foreign currencies or any monetary unit determined by reference to a basket of currencies.

One or several issues may be carried out under this authorization, in application of Article L.228-93 of the Commercial Code.

2. That the maximum aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed **€ 100 million.** This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.

3. That shares may be issued on exercise of rights attached to securities issued by any entity in which the Company holds over one half of the capital, directly or indirectly, that are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company, subject to the latter's approval.

4. That the maximum aggregate par value of debt securities issued under this authorization may not exceed **€ 1 billion** or the equivalent in foreign currencies.

5. To waive shareholders' pre-emptive rights to subscribe for the shares or share equivalents to be issued under this authorization. The Management Board may, however, offer shareholders a priority right to subscribe for all or part of the issue, in accordance with Article L.225-135 of the Commercial Code. This priority subscription right will not be transferable.

6. That if the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Management Board may take one or other of the following courses of action, in the order of its choice:

- limit the amount of the capital increase to the subscriptions received provided that at least three-quarters of the issue is taken up;
- freely allocate all or some of the unsubscribed shares or share equivalents among shareholders.

7. That this authorization will automatically entail the waiver of shareholders' pre-emptive rights to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents.

8. That the amount received by the Company for each share issued under paragraphs 1 to 7 above either directly or on conversion, exchange, redemption or exercise of share equivalents shall be at least equal to the weighted average of the prices quoted for the Company's shares over three consecutive trading days prior to the pricing date less the 5% discount provided for in the applicable laws and regulations.

The issue price of share equivalents shall be set in such a way that the amount received by the Company at the time of issue plus the amount to be received on conversion, exchange, redemption or exercise of said share equivalents, for each share issued, is at least equal to the issue price defined above.

9. That the Management Board may issue shares, other equity securities or other securities carrying immediate and/or future rights to shares of the Company, or carrying rights to debt securities, in payment for shares or other securities tendered to a stock-for-stock offer or a cash offer with a stock alternative made by the Company for the shares of another company that are traded on one of the regulated markets referred to in Article L.225-148 of the Commercial Code, provided that said issues do not exceed the ceiling for capital increases set in paragraph 2 above. In this case, the Management Board may decide, as necessary, to cancel the pre-emptive right of existing shareholders to subscribe for these shares or other securities.

10. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue (including the exchange parity in the case of securities issued in connection with a stock-for-stock offer or a cash offer with a stock alternative made by the Company), the amount of each issue (where applicable, based on the number of securities tendered to a public offer made by the Company), the date from which the securities will carry coupon rights – which may be set retroactively – and the redemption terms, if applicable. The Management Board may also suspend the rights attached to the securities for a period not exceeding three months. The Management Board will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected, in accordance with the applicable laws and regulations. Any and all costs incurred in connection with any issues carried out under this authorization may be charged against the related premiums, as well as any other costs, at the Management Board's discretion. The Management Board may enter into any and all underwriting agreements related to the issues. The Management Board shall have full powers to place on record the capital increases resulting from the use of this authorization, and to amend the bylaws to reflect the new capital.

In the case of issue of debt securities, the Management Board shall have full powers to decide whether to issue subordinated or unsubordinated debt, to set the interest rate, the life of the securities, the redemption price—which may be fixed or variable and may or may not include a call premium—the terms of early redemption depending on market conditions and the basis on which the debt securities are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company.

11. That this authorization cancels and replaces the authorization given to the Management Board in the eleventh resolution of the Extraordinary Shareholders' Meeting of May 4, 2004.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Authorization to issue shares or other securities representing a maximum of 10% of the capital in payment for contributed assets

Purpose

The **eighteenth resolution** is being tabled in response to new legal provisions concerning contributed assets. It allows the Management Board to issue shares or other securities in payment for contributed assets, provided that said issues do not result in the capital being increased by more than 10%.

The procedure continues to be governed by the rules relating to contributed assets, particularly the requirement to have the assets valued by an appraisal auditor in accordance with Article L.225-147 of the Commercial Code.

This authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Full text

EIGHTEENTH RESOLUTION

Authorization to be given to the Management Board to issue shares or other securities representing a maximum of 10% of the capital in payment for assets contributed to the Company

The Extraordinary Meeting, having considered the report of the Management Board, resolves, in accordance with Article L.255-147, paragraph 6, of the Commercial Code, to give the Management Board a twenty-six-month authorization, as from the date of this Meeting, to decide to issue shares or share equivalents in payment for shares or share equivalents contributed to the Company in transactions not governed by Article L.225-148 of the Commercial Code. The shares issued directly or indirectly under this authorization may not exceed 10% of the Company's capital at the time of issue of the shares or share equivalents.

In accordance with the law, the Management Board's decision to carry out any issues under this authorization will be based on the report of one or several appraisal auditors, as required by Article L.225-147 of the Commercial Code.

The Extraordinary Meeting gives the Management Board full powers to use this authorization and to approve the value attributed to the contributed assets, place the capital contribution on record, charge any fees and expenses to the share premium together with any other amounts decided by the Management Board or the Ordinary Shareholders' Meeting, increase the capital and amend the bylaws to reflect the new capital.

This authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Authorization to increase the amount of any issues that are over-subscribed

Purpose

The purpose of the **nineteenth resolution** is to authorize the Management Board, with the prior approval of the Supervisory Board, to increase the amount of any issues of shares and share equivalents without pre-emptive subscription rights that are oversubscribed. The issues concerned are those authorized by the sixteenth and seventeenth resolutions. Additional shares issued under this authorization, directly or indirectly, may not represent more than 15% of the capital.

This resolution is being tabled pursuant to the publication of the government order of June 24, 2004, which officially recognizes an existing market practice.

The authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Full text

NINETEENTH RESOLUTION

Authorization to increase the amount of any issues that are over-subscribed

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, resolves, in accordance with Article L.225-135-1 of the Commercial Code and provided that the sixteenth and/or seventeenth resolutions are adopted, to give the Management Board a twenty-six-month authorization, as from the date of this Meeting, to increase the number of shares or share equivalents to be issued with or without pre-emptive subscription rights, at the same price as for the original issue. This authorization may be used in the thirty days that follow the close of the subscription period. Additional shares issued under this authorization, directly or indirectly, may not represent more than 15% of the capital, nor may they exceed the blanket ceiling set in the twenty-first resolution.

This authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.



Authorization to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts

Purpose

The purpose of the **twentieth resolution** is to authorize the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts.

The Management Board may use this authorization in tandem with a share issue for cash carried out pursuant to the sixteenth and seventeenth resolutions.

The authorization may also be used to raise the par value of existing shares or to issue stock grants.

Full text

TWENTIETH RESOLUTION

Authorization to be given to the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts

The Extraordinary Meeting, having considered the report of the Management Board, resolves in accordance with Articles L.225-129, L.225-192-2 and L.225-130 of the Commercial Code:

1. To give the Management Board full powers to increase the capital by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts, including in conjunction with a share issue for cash carried out under the sixteenth and seventeenth resolution, and to issue bonus shares and/or increase the par value of existing shares, as well as to determine the amount and timing of such issues.

2. That the maximum aggregate amount by which the capital may be increased under this authorization may not exceed **€ 200 million.** This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents.

3. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman or to one of its members, with the Chairman's agreement, subject to compliance with the law. Accordingly, the Management Board shall be authorized to:

- set the terms and conditions of the authorized operations, decide the amount and types of items to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased, set the retrospective or future date from which the new shares will carry dividend and voting rights or the date on which the increase in par value will be effective, and to charge the share issuance costs and any other costs against the related premium;
- decide that, in accordance with the provisions of Article L.225-130 of the Commercial Code, rights to fractions of shares will be non-transferable and that the corresponding shares will be sold, with the proceeds of such sale attributed to holders of rights no later than thirty days following the date on which the whole number of shares awarded to them is recorded in their account;
- take all necessary measures and enter into any and all agreements to permit the execution of the planned transaction or transactions, and generally do whatever is necessary, carry out all actions and formalities required to implement the capital increase or increases carried out under this authorization and amend the bylaws to reflect the new capital.

4. That this authorization supersedes all earlier authorizations to increase the capital by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Blanket ceiling on financial authorizations

Purpose

The **twenty-first resolution** sets a cap on the aggregate par value of share issues with or without pre-emptive subscription rights, pursuant to the sixteenth, seventeenth, eighteenth, nineteenth and twentieth resolutions, within the authorized period.

The ceiling of € 300 million does not include the par value of any shares to be issued to protect the rights of current holders of share equivalents.

This blanket ceiling is the same as that set by the Extraordinary Meeting of May 4, 2004.

Full text

TWENTY-FIRST RESOLUTION

Blanket ceiling on the authorizations to issue shares and share equivalents

The Extraordinary Meeting, having considered the report of the Management Board and by virtue of the adoption of the sixteenth, seventeenth, eighteenth, nineteenth and twentieth resolutions, resolves to set at **€ 300 million** the maximum aggregate par value of shares to be issued directly or on conversion, exchange, redemption or exercise of share equivalents pursuant to the above authorizations, provided that said ceiling shall not include the par value of any additional shares to be issued to protect the rights of existing holders of share equivalents as required by law.

Employee share issue

Purpose

According to the provisions of the Act of February 19, 2001 (Article 29-1-1), whenever companies seek authorizations to issue shares, such as those given in the sixteenth, seventeenth, eighteenth, nineteenth and twentieth resolutions, they must also submit to shareholders a resolution authorizing an employee share issue.

The **twenty-second resolution** renews on the same terms and for the same maximum amount, the authorization given to the Management Board at the Extraordinary Meeting of May 4, 2004. This authorization will cover the same period of twenty-six months during which the Management Board will be authorized to issue shares and share equivalents under the sixteenth, seventeenth, twentieth nineteenth and twentieth resolutions. The shares will be offered for subscription by employees through a Group employee stock ownership plan or directly in countries where this is not possible. The total number of shares and share equivalents that may be issued under this authorization and the earlier authorizations including that of the Extraordinary Meeting of May 4, 2004, which it replaces, will be limited to the equivalent of 2% of the Company's capital on the date the issue is decided by the Management Board.

As stipulated in Article L.443-5 of the Labor Code, the shares will be offered at a price not exceeding the average of the prices quoted for Accor shares over the twenty trading days preceding the date of the Management Board's decision, or at a discount to this average price. The maximum discount that may be granted is set by the applicable regulations.

The Management Board will be required to seek the prior approval of the Supervisory Board before using this authorization, in accordance with Article 15 of the bylaws.



With the approval of the Supervisory Board, given on January 7, 2004, the Management Board decided to carry out an employee share issue pursuant to the authorization given in the fourteenth resolution of the Extraordinary Meeting of May 20, 2003. The issue was carried out on July 9, 2004, after the Management Board had decided the pricing and subscription period. A total of 391,134 new shares were issued, representing 0.19% of the capital at December 31, 2004. The operation was described in an information memorandum approved by the French stock exchange authorities (*Autorité des Marchés Financiers*) on May 12, 2004, which is available for consultation on the Accor website, www.accor.com.

Full text

TWENTY-SECOND RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents to employees who are members of an Accor Group employee stock ownership plan

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, and as provided for in Articles L.443-1 *et seq.* of the Labor Code dealing with employee share ownership and Article L.225-138-1 of the Commercial Code:

1. Gives the Management Board a twenty-six month authorization, as from the date of this Meeting, to issue shares and share equivalents to employees of the Company and French and foreign related companies within the meaning of Article L.225-180 of the Commercial Code, who are members of an Accor Group employee stock ownership plan (*"Plan d'Epargne d'Entreprise"*).

2. Authorizes the Management Board to grant shares or share equivalents to employees without consideration, within the limits prescribed in Article L. 443-5 paragraph 4 of the Labor Code.

3. Resolves that the total number of shares that may be issued under this or any earlier authorization to the same effect may not exceed the equivalent of 2% of the Company's capital on the date of the Management Board's decision.

4. Resolves that the new shares may not be issued at a price in excess of the average of the prices quoted for Accor shares over the twenty trading days preceding the date of the Management Board's decision setting the opening date of the subscription period, or at a discount to this average price which exceeds the maximum discount allowed by law, and that the characteristics of the share equivalents will be set by the Management Board in accordance with the applicable regulations.

5. Notes that these decisions automatically entail the waiver by shareholders of their pre-emptive rights to subscribe for the shares to be offered to employees for subscription.

6. Gives full powers to the Management Board to:

- prepare the list of companies whose employees will be entitled to subscribe for the shares;
- decide that the shares may be acquired either through a corporate mutual fund or directly;
- to allow employees a specified period of time to pay up their shares;
- set the terms and conditions of membership of the employee stock ownership plan, as well as draw up or amend the plan rules;
- set the opening and closing dates of the subscription period and the issue price of the shares;
- determine the number of new shares to be issued;
- place on record the capital increases;
- carry out any and all transactions and formalities, directly or through a duly authorized representative;
- amend the Company's bylaws to reflect the new capital and generally, take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

This authorization supersedes the authorization given to the Management Board in the thirteenth resolution of the Extraordinary Meeting of May 4, 2004. It may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Employee stock grants without consideration

Purpose

Accor is a service company whose growth is rooted in the motivation and quality of its employees. One of the basic tenets of its human resources policy is to build staff loyalty. This is achieved by nurturing individual skills and setting up reward systems such as incentive bonuses, employee stock ownership plans and stock option plans.

Article 83 of the 2005 Finance Act allows companies to grant shares to employees without consideration, according to a system that is similar to a stock option plan. These stock grants can therefore be used as an alternative to stock options.

In the **twenty-third resolution,** shareholders are invited to authorize the Management Board, with the prior approval of the Supervisory Board, to grant existing or newly-issued shares to all or some employees or officers of the Group without consideration. These grants, carried out on one or several occasions, will be deducted from the ceiling of 8% of the capital outstanding on the date of the Management Board's decision that currently applies to stock option grants authorized at the Extraordinary Meeting of May 20, 2003.

Consequently, for the purpose of determining whether the 8% ceiling has been met, account will be taken of all options outstanding as of the date of the Management Board's decision plus the number of shares granted without consideration. Adoption of this resolution will not therefore lead to any additional dilution of capital as the 8% blanket ceiling remains unchanged.

Full text

TWENTY-THIRD RESOLUTION

Authorization to be given to the Management Board to make stock grants without consideration

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, resolves, in accordance with Articles L.225-197-1, L.225-197-2 et seq. of the Commercial Code:

- to authorize the Management Board to grant, on one or several occasions, existing or newly-issued shares of the Company without consideration;
- that said grants may be made to employees or certain categories of employees and/or officers of the Company and/or of the entities directly or indirectly related to the Company within the meaning of Article L225-197-2 of the Commercial Code;
- that the Management Board shall draw up the list of recipients and the conditions and criteria for making said grants;
- that the sum of the total number of shares granted with consideration under this resolution, plus the number of stock options granted to employees under the Group's stock option plans that are outstanding on the date of the Management Board's decision, may not exceed the authorized ceiling of stock options, as authorized by the Annual and Extraordinary Meeting on May 2003, 8% of Company's capital on the date of the Management Board's decision;
- that the rights to said shares shall vest after a period of no less than two years and no more than four years, to be followed by a lock-up period of no less than two years and no more than four years from the vesting date;
- that, by virtue of this resolution, shareholders automatically waive their right to the portion of retained earnings that may be capitalized to pay up any new shares issued under this resolution.

This authorization is given for a period of fourteen months as from the date of this Meeting.

The Extraordinary Meeting gives the Management Board full powers to use this authorization, to delegate said powers to the Chairman and/or to one of its members, with the Chairman's agreement, as provided for by law, and to set the dates and terms of grant, take any necessary or appropriate measures, enter into any and all agreements to permit the completion of the share grants, place on record the capital increase(s) resulting from any grants made under this authorization and amend the bylaws to reflect the new capital.

This authorization may only be used by the Management Board with the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.



Amendments to the bylaws

Purpose

The purpose of the **twenty-fourth resolution** is to update articles 1 and 9 of the bylaws to take into account the incorporation of the Companies Act into the Commercial Code, and to align certain other clauses of the bylaws with the government order of June 24, 2004 which simplifies the rules governing shareholder authorizations of bond issues (Article 12 of the bylaws).

Full text

TWENTY-FOURTH RESOLUTION

Amendment of the bylaws to reflect the provisions of the Commercial Code amended by government order no. 2004-604 of June 24, 2004 as ratified by the Act to streamline legislative provisions

AMENDMENT OF ARTICLE 1 OF THE BYLAWS

The Extraordinary Meeting resolves to amend **Article 1** of the bylaws as follows:

The words "118 to 150 of the Companies Act" are replaced by the words "L.225-57 to L.225-93 of the Commercial Code".

AMENDMENT OF ARTICLE 9 OF THE BYLAWS

The Extraordinary Meeting resolves to amend **Article 9** of the bylaws as follows:

The words "Articles 356-1 et seq. of the Companies Act" in the fourth and fifth paragraphs are replaced by the words "L.233-10 of the Commercial Code".

ISSUANCE OF BONDS: AMENDMENT OF ARTICLE 12 OF THE BYLAWS

The Extraordinary Meeting resolves, in accordance with Article L.228-40 of the Commercial Code, to amend **Article 12** of the bylaws to read as follows:

"The Management Board may decide or authorize the issuance of bonds in accordance with the provisions of the law, and may delegate to the Chairman or to one of its members, with the Chairman's agreement, for a period of one year, the necessary powers to carry out the bond issue and decide the terms thereof. The bond holders shall have the rights and shall be represented as provided for by law.

The issue of securities carrying rights to shares or to debt securities, as defined in Articles L.228-91 *et seq.* of the Commercial Code is authorized by the Extraordinary Meeting on the basis provided for by law."

MANAGEMENT BOARD POWERS:
AMENDMENT OF ARTICLE 15 OF THE BYLAWS

The Extraordinary Meeting resolves, in accordance with Articles L.225-129 *et seq.* and L.228-40 of the Commercial Code, to amend **Article 15** of the bylaws, paragraphs 7 and 8, to read as follows:

"- Issuance of securities carrying rights to shares or debt securities authorized by the Extraordinary Shareholders' Meeting pursuant to Articles L.225-129 *et seq.* of the Commercial Code.

- Issuance of bonds, as provided for in Article L.228-40 of the Commercial Code, or other debt securities, with a life or in an amount in excess of the limits set by the Supervisory Board."



Reduction in the term of office of members of the Supervisory Board

Purpose

Supervisory Board members are currently elected for a six-year term. A shorter period is more in keeping with best practice in the area of corporate governance. Shareholders are therefore invited, in the **twenty-fifth resolution,** to reduce the term of Supervisory Board members from six to four years and to amend Article 16 of the bylaws accordingly.

Full text

TWENTY-FIFTH RESOLUTION

Reduction in the term of office of members of the Supervisory Board and amendment of Article 16 of the bylaws

The Extraordinary Meeting resolves to reduce the term of office of members of the Supervisory Board from six to four years, and to amend Article 16 of the bylaws accordingly. Adoption of this resolution will not have the effect of altering the duration of the current terms of sitting Supervisory Board members.

Powers to carry out formalities

Full text

TWENTY-SIXTH RESOLUTION

Powers to carry out formalities

The Annual Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by law.



Report of the Supervisory Board to the Annual Shareholders' Meeting

The Supervisory Board reviewed the 2004 financial statements and the Management Board's report on March 8, 2005. The financial statements show profit before tax up 13.2%. This is at the high end of the targets announced by the Management Board, attesting to the emerging recovery in earnings. Momentum is being restored at differing speeds, depending on the region and market, with growth remaining fairly sluggish in Continental Europe and in the US Economy Hotels business. However, the fourth quarter saw a broad-based surge in activity.

Operating margin and return on capital employed increased and financial ratios also improved, thanks to the reduction in net debt. In the Hotel business, the Group actively pursued its growth policy and launched new investments for renovation and product repositioning plans. In Services, market share gains – including through acquisitions – and the development of new human resources management businesses helped to drive strong earnings growth. Accor also considerably expanded its positions in the leisure market, by acquiring 28.9% of Club Méditerranée, and in casinos, with the formation of Groupe Lucien Barrière.

We consider that the strategy followed by the Management Board, under the leadership of its Chairman, and the initiatives launched during the year have positioned Accor to reap the full benefits of the improving economic situation.

In particular, the innovative real estate management strategy in the Hotels business and the increased financial flexibility offered by the proposed issuance of convertible and redeemable bonds to Colony Capital submitted to the Shareholders' Meeting, should provide the necessary impetus for a new period of growth.

The Management Board recommends setting the 2004 dividend at € 1.05. In addition, and in consideration of the favorable growth prospects mentioned here above, shareholders will be paid a special dividend of € 0.25, raising the total dividend to € 1.30 per share. We support this recommendation.

We also invite shareholders to adopt all of the resolutions tabled at the Meeting.

Notes


ACCOR